
13000680



GenCorp

Ideas Powering Freedom









2012 Annual Report

GenCorp Inc. Financial Performance Highlights

(In millions, except percentage amounts)


Net Sales
$742.3
$795.4
$857.9
$918.1
$994.9
2008
2009
2010
2011
2012


Adjusted EBITDAP (1)
$95.4
$96.4
$110.7
$115.4
$110.9
2008
2009
2010
2011
2012
Adjusted EBITDAP
Adjusted EBITDAP Margin


Total Contract Backlog
$1,035
$1,191
$1,377
$1,422
$1,526
2008
2009
2010
2011
2012


Funded Backlog
$675
$811
$804
$902
$1,018
2008
2009
2010
2011
2012


Cash and Cash Equivalents (2)
$92.7
$126.3
$208.2
$188.0
$162.1
2008
2009
2010
2011
2012


Net Debt (3)
$347.9
$312.3
$188.5
$138.4
$86.6
2008
2009
2010
2011
2012

Notes:

(1) Non-GAAP Measure. The Company defines Adjusted EBITDAP as GAAP income before income taxes adjusted by interest expense, interest income, depreciation and amortization, retirement benefit plan costs and unusual items.

(2) Includes cash and cash equivalents, restricted cash and marketable securities.

(3) Non-GAAP Measure. Defined as debt principal less cash and marketable securities.

DEAR SHAREHOLDERS,

We are pleased with GenCorp's 2012 results which reflect continued success in driving enterprise-wide operational improvements while implementing our strategy to focus on our core aerospace and defense business.

Aerojet's net sales for fiscal year 2012 increased to $994.9 million from $918.1 million in fiscal 2011. The funded backlog was $1,018 million as of November 30, 2012 as compared to $902 million as of November 30, 2011. We believe these metrics reflect the strength of our product portfolio going forward.

Our team continued its focus on generating cash while maintaining a strong balance sheet and significant liquidity. We also made excellent progress in reducing our debt obligations and improving our capital structure flexibility. As of November 30, 2012, the Company had net debt of $86.6 million compared to $138.4 million as of November 30, 2011.

Our team continued its focus on generating cash while maintaining a strong balance sheet and significant liquidity.

AEROJET

Our operating model organizes our product portfolio and leverages our domain knowledge around four customer-facing business areas: Tactical Systems; Missile Defense and Strategic Systems; Space and Launch Systems and Advanced Programs. We continued to implement the Company's ***Deliver →Drive →Create*** strategic initiatives this past year and saw improvements in both program performance and operating efficiency.

Our program portfolio remains well positioned across a number of high-priority market segments that are key to our nation's future needs in defense and space. It also contains an excellent balance of long-term production programs, together with a strong pipeline of next generation research and development efforts.

ROCKETDYNE ACQUISITION

In July 2012, the Company signed a definitive agreement to acquire Pratt & Whitney's Rocketdyne division (PWR) from United Technologies Corporation (UTC) for $550 million, and the Company recently completed the financing required to fund the transaction. We believe that the PWR acquisition will provide strategic value for the country, our customers and our shareholders. GenCorp is currently working through the regulatory process with the appropriate government agencies and we expect the transaction to close in the first half of 2013.

Successes

Our business continued to experience a number of program successes across each of our product lines during 2012. Our Missile Defense and Strategic Systems products, along with our Tactical Systems products, helped lead the successful, most complex missile defense exercise in history. This exercise was conducted by the Missile Defense Agency; United States Army soldiers from the 94th and 32nd Army Air and Missile Defense Command; United States Navy sailors aboard the U.S.S. FITZGERALD (DDG 62) and airmen from the 613th Air and Space Operations Center.

This unified effort resulted in the simultaneous engagement of five ballistic missile and cruise missile targets. Many of Aerojet's products, including the Terminal High Altitude Area Defense (THAAD) booster, Standard Missile-3 (first and second stage rocket motors), the Patriot Advanced Capability-3 booster, and two Aerojet SR-19 rockets motors were successfully used during this test.

The Company continued its efforts to reposition and entitle 6,000 acres of land in the Sacramento, California area under the brand name Easton.

Aerojet's continued commitment to quality and excellence in its space systems programs continues to be reflected in another year of 100 percent success rate on its numerous space exploration, military and commercial missions. Among these were the second flight of the Advanced Extremely High Frequency military communications satellite and the spectacular landing of NASA's Mars Science Laboratory on Mars in early August. The Mars Science Laboratory mission was a success in part due to the dozens of different Aerojet propulsive elements ranging from large solid boosters to the spacecraft landing thrusters and all of the in-space propulsion that is required for a successful mission.

Easton Development Company, LLC

The Company continued its efforts to reposition and entitle 6,000 acres of land in the Sacramento, California area under the brand name Easton. Fifteen hundred acres have been fully entitled to date and the remaining 4,500 acres are in varying stages of gaining entitlement. Our efforts remain focused on continuing to incrementally position Easton to be ready for the next market cycle.

Looking to the Future

We enter 2013 excited to build on the momentum of our successes in 2012, with a portfolio well positioned to meet the needs of our customers, and with a team that remains committed to delivering excellent program and financial performance.

As GenCorp approaches its centennial anniversary, and with Aerojet's 70th anniversary behind us, we look forward to future challenges and opportunities with the confidence of an enterprise that has continuously demonstrated its ability to adapt to the changing needs of our customers.

Thank you to our shareholders and customers for your ongoing support and to our more than 3,300 employees for your hard work and dedication to our mission.

Sincerely,





James R. Henderson
Chairman of the Board,
GenCorp Inc.

Scott J. Seymour
President & Chief Executive Officer,
GenCorp Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 1-1520

GenCorp Inc.

(Exact name of registrant as specified in its charter)

Ohio	**34-0244000**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2001 Aerojet Road Rancho Cordova, California	**95742**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(916) 355-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 par value per share	New York Stock Exchange and Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of May 31, 2012 was approximately $368 million.

As of January 31, 2013, there were 60.6 million outstanding shares of the Company's Common Stock, including redeemable common stock and unvested common shares, $0.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2013 Proxy Statement of GenCorp Inc. relating to its annual meeting of shareholders scheduled to be held on March 27, 2013 are incorporated by reference into Part III of this Report.

GENCORP INC.

Annual Report on Form 10-K
For the Fiscal Year Ended November 30, 2012

Table of Contents

* The information called for by Items 10, 11, 12, 13, and 14, to the extent not included in this Report, is incorporated herein by reference to the information to be included under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Communications with Directors," "Board Committees," "Executive Compensation," "Director Compensation," "Organization & Compensation Committee Report" "Compensation Committee Interlocks and Insider Participation," "Security Ownership of Certain Beneficial Owners," "Security Ownership of Officers and Directors," "Employment Agreement and Indemnity Agreements," "Potential Payments upon Termination of Employment or Change in Control," "Determination of Independence of Directors," and "Ratification of the Appointment of Independent Auditors," in GenCorp Inc.'s 2013 Proxy Statement, to be filed within 120 days after the close of our fiscal year.

PART I

Item 1. *Business*

Unless otherwise indicated or required by the context, as used in this Annual Report on Form 10-K, the terms "we," "our," and "us" refer to GenCorp Inc. and all of its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Certain information contained in this Annual Report on Form 10-K should be considered "forward-looking statements" as defined by Section 21E of the Private Securities Litigation Reform Act of 1995. All statements in this report other than historical information may be deemed forward-looking statements. These statements present (without limitation) the expectations, beliefs, plans, and objectives of management and future financial performance and assumptions underlying, or judgments concerning, the matters discussed in the statements. The words "believe," "estimate," "anticipate," "project" and "expect," and similar expressions, are intended to identify forward-looking statements. Forward-looking statements involve certain risks, estimates, assumptions, and uncertainties, including with respect to future sales and activity levels, cash flows, contract performance, the outcome of litigation and contingencies, environmental remediation, availability of capital, and anticipated costs of capital. A variety of factors could cause actual results or outcomes to differ materially from those expected and expressed in our forward-looking statements. Important risk factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are described in the section "Risk Factors" in Item 1A of this Report. Additional risk factors may be described from time to time in our future filings with the Securities and Exchange Commission ("SEC").

We are a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We develop and manufacture propulsion systems for defense and space applications, and armaments for precision tactical and long range weapon systems applications.

Our operations are organized into two operating segments based on different products and customer bases: Aerospace and Defense, and Real Estate. Sales, segment performance, total assets, and other financial data for our segments for fiscal 2012, 2011, and 2010 are set forth in Note 10 to the Consolidated Financial Statements, included in Item 8 of this Report.

Our fiscal year ends on November 30 of each year. When we refer to a fiscal year, such as fiscal 2012, we are referring to the fiscal year ended on November 30 of that year.

We were incorporated in Ohio in 1915 and our principal executive offices are located at 2001 Aerojet Road, Rancho Cordova, CA 95742.

In July 2012, we signed a definitive agreement to acquire the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") from United Technologies Corporation ("UTC") for $550 million (the "Acquisition"). The purchase price of $550 million, which is subject to adjustment for changes in working capital and other specified items, is expected to be financed with a combination of cash on hand and issuance of debt. The acquisition of the Rocketdyne Business is conditioned upon, among other things, the receipt of required regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the acquisition is expected to close in the first half of 2013.

The Rocketdyne Business is the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S. For more than 50 years, the Rocketdyne Business has set the standard in space propulsion design, development and manufacturing. The Rocketdyne Business has powered nearly all of the National Aeronautics and Space Administration ("NASA") human-rated launch vehicles to date and has recorded more than 1,600 space launches.

We believe the Acquisition will provide strategic value for the country, our customers, and our stakeholders. We believe the combined enterprise will be better positioned to compete in a dynamic, highly competitive marketplace, and provide more affordable products for our customers. In addition, this transaction is expected to almost double our net sales and provide additional growth opportunities as we build upon the complementary capabilities of each legacy company.

On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7.125% Second-Priority Senior Secured Notes due 2021 (the "7 1/8% Notes"). The 7 1/8% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and outside the U.S. in accordance with Regulation S under the Securities Act. We intend to use the net proceeds of the 7 1/8% Notes offering to fund, in part, the proposed Acquisition, and to pay related fees and expenses. The gross proceeds from the sale of the 7 1/8% Notes (after deducting underwriting discounts), plus an amount sufficient to fund a special mandatory redemption of the 7 1/8% Notes (as described below) on February 28, 2013, including accrued interest on the 7 1/8% Notes, were deposited into escrow pending the consummation of the proposed Acquisition. We will continue to deposit accrued interest on the 7 1/8% Notes on a monthly basis until the release of the escrow funds upon the consummation of the Acquisition or upon a special mandatory redemption of the 7 1/8% Notes. If the Acquisition is not consummated on or prior to July 21, 2013 (subject to a one-month extension upon satisfaction of certain conditions) or upon the occurrence of certain other events, the 7 1/8% Notes will be subject to a special mandatory redemption at a price equal to 100% of the issue price of the 7 1/8% Notes, plus accrued and unpaid interest, if any, to, but not including the date of the special mandatory redemption. See Note 15 in Notes to the Consolidated Financial Statements.

In addition, as part of our expected debt financing for the Acquisition, in August 2012 we entered into a second amendment to our Second Amended and Restated Credit Agreement, dated as of November 18, 2011, with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent (as amended, the "Senior Credit Facility"), which amendment provided for, among other things, a delayed draw term loan (the "New Term Loan") in an amount of up to $50 million. Subject to certain conditions, the New Term Loan is available in a single draw until 360 days after August 16, 2012 to fund the Acquisition (or to be deposited in an account held by the administrative agent under our Senior Credit Facility in anticipation of the Acquisition).

As of November 30, 2012, we classified our Liquid Divert and Attitude Control Systems ("LDACS") program as assets held for sale because we expect that we will be required to divest the LDACS product line in order to consummate the acquisition of the Rocketdyne Business. The net sales associated with the LDACS program totaled $34.3 million in fiscal 2012. See Note 13 in Notes to the Consolidated Financial Statements.

Our Internet website address is www.GenCorp.com. We have made available through our Internet website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. We also make available on our Internet web site our corporate governance guidelines and the charters for each of the following committees of our Board of Directors: Audit; Corporate Governance & Nominating; and Organization & Compensation. Our corporate governance guidelines and such charters are also available in print to anyone who requests them.

Aerospace and Defense

For over 70 years, Aerojet-General Corporation ("Aerojet") has been a trusted supplier of highly sophisticated products and systems for military, civil and commercial space customers and has maintained strong market positions across various businesses that are mission-critical to national defense and U.S. access to space. We are a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, specifically the Department of Defense ("DoD") and NASA, and major aerospace, defense and commercial prime contractors. We believe we are the only domestic provider of all four propulsion types (solid, liquid, air-breathing and electric) for space, defense and commercial applications. We also apply our energetics competency to numerous armament system applications. Aerojet is a world-recognized engineering and manufacturing company that specializes in development and production of propulsion systems required on manned and unmanned spacecraft, launch vehicles, missile defense systems, precision tactical and strategic missiles and armament system applications. Through Aerojet, we design, develop, and produce propulsion systems ranging in size from those that produce a few grams to several hundred thousand pounds of thrust. Our revenues are highly diversified across multiple programs, prime contractors and end users. Principal customers include the DoD, NASA, Raytheon Company ("Raytheon"), Lockheed Martin Corporation ("Lockheed Martin"), United Launch Alliance ("ULA"), Orbital Sciences Corporation and the Boeing Company ("Boeing").

The primary markets we serve are:

- *Defense systems* — Our defense system products include liquid, solid, and air-breathing propulsion systems and components. In addition, Aerojet is a supplier of both composite and metallic aerospace structural components, and warhead and armament systems for precision tactical and long range weapon applications. Product applications for our defense systems include strategic, tactical and precision strike missiles, missile defense systems, maneuvering propulsion systems, precision war-fighting systems, and specialty metal products.
- *Space systems* — Our space system products include liquid, solid, and electric propulsion systems and components. Product platform applications for space systems include expendable and reusable launch vehicles, transatmospheric vehicles, manned and unmanned spacecraft, separation and maneuvering systems, upper stage engines, satellites, large solid boosters, and integrated propulsion subsystems.

Our Competitive Strengths

Market Leadership in Propulsion — Aerojet's success is due in part to its ability to design, develop and manufacture products utilizing innovative technology. For over 70 years, Aerojet has developed a legacy of successfully meeting the most challenging missions by producing some of the world's most technologically advanced propulsion systems for its customers. For example, our propulsion systems have flown on every NASA Discovery mission as well as every manned space mission since the inception of the U.S. Space Program. In addition, we have been a major supplier of a wide range of propulsion products to the DoD since the 1940s when it successfully developed and produced the first jet-assisted take off rockets for U.S. aircraft during World War II. We believe that Aerojet is the only domestic provider of all four propulsion types (solid, liquid, air-breathing and electric) for space and defense applications and Aerojet maintains strong positions in a number of the market segments that apply these technologies.

Diversified and Well Balanced Portfolio — Aerojet has been a pioneer in the development of many crucial technologies and products that have strengthened multiple branches of the U.S. military and enabled the exploration of space. We believe Aerojet maintains a unique competitive position due to a strategic focus on creating and maintaining a broad spectrum of propulsion and energetic products assisted by the growing market demand for its innovative energy management technologies. Aerojet's resulting product line diversity has enabled it to continue to grow while avoiding significant revenue reductions experienced by concentrated portfolios. Aerojet has further capitalized on this foundation by bringing together its "solid" and "liquid" propulsion teams and "cross-pollinating" critical product features and capabilities, thus exploiting potential product line synergies and thereby offering customers innovative and advanced solutions.

High Visibility of Revenue with Multi-year Contracts and Sizable Backlog — The highly visible nature of Aerojet's revenue comes from the long-term nature of the programs with which it is involved, its diverse and attractive contract base and its deep customer relationships. A substantial portion of Aerojet's sales are derived from multi-year contract awards from major aerospace and defense prime contractors. In many cases, Aerojet operates under sole source contracts — some are follow-on contracts to contracts initially completed years ago and others have been sole source contracts since inception. High renewal rates, driven by our leading technology and significant requalification costs, provide Aerojet with a highly stable business base from which to grow. Our contract backlog (funded and unfunded) was $1.5 billion as of November 30, 2012 and our funded backlog, which includes only amounts for which money has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer, totaled $1.0 billion.

Significant Barriers to Entry — Our business is characterized by significant barriers to entry, which include specialized technologies, customer emphasis on risk avoidance and a resulting reliance on existing, proven products, a highly skilled workforce, the necessary infrastructure for potentially hazardous and technically sensitive work, long research and development periods, and considerable capital costs for necessary facilities and equipment. In conjunction with these barriers to entry, the long-term nature of our programs and associated requalification costs incurred if a program is moved limit the ability for our customers to easily change suppliers.

Additionally, we benefit from significant customer funding of our research and development expenditures, which helps position us for long-term production contracts in the future on products we develop. A substantial portion of our business, including many of our contracts with major prime contractors to the U.S. government, the DoD, or NASA, also requires lengthy customer certification and qualification processes, which create significant obstacles for potential competitors. As such, we are the sole provider on the vast majority of our contracts. In addition, new programs and platforms favor suppliers with extensive industry experience and a reputation for superior performance. The nature of these barriers is such that even firms established in one market niche find it difficult to enter an adjacent market niche.

Exceptional Long-Term Industry Relationships — We serve a broad set of customers and are a major supplier of propulsion products to top original equipment manufacturers such as Raytheon, Lockheed Martin, ULA, and Boeing, as well as to the DoD, NASA and other U.S. government agencies. We have a long history of partnering with our customers and have developed close relationships with key decision-makers while working over 70 years as both a prime contractor and subcontractor. We have served our two largest customers, Lockheed Martin and Raytheon, for more than 40 and 25 years, respectively. We believe these long-term relationships and our reputation for performance enhance customer loyalty and provide us with key competitive advantages in winning new contracts for new programs as well as follow-on and derivative contracts for existing programs.

Competition

As the only domestic supplier of all four propulsion types — solid, liquid, air-breathing, and electric — we believe that Aerojet is in a unique competitive position.

The nature of the markets in which Aerojet operates varies. In some markets (especially in larger systems), the market is characterized by a few large, long-term programs, intermittent new program starts (with new buys spread further out in periods of declining budgets) and, therefore, relatively few new competitive awards. In these markets there tend to be few participants each with longstanding legacy positions. Thus, as noted above, the bulk of Aerojet's revenues are derived from sole source contracts where Aerojet is the long-term incumbent.

In other markets, the dynamics can be different, with more numerous, but smaller awards and a larger number of competitors. The basis on which Aerojet competes in the Aerospace and Defense industry varies by program, but generally is based upon technology, quality, service, and price. Although market competition in certain sectors can be intense, we believe Aerojet possesses innovative and advanced propulsion and armament solutions, combined with adequate resources to continue to compete successfully.

The table below lists primary participants in the propulsion market:

Company	Parent	Propulsion Type	Propulsion Application
Aerojet	GenCorp Inc.	Solid, liquid, air- breathing, electric	Launch, in-space, tactical, strategic, missile defense
Alliant Techsystems	Alliant Techsystems Inc.	Solid, air-breathing	Launch, tactical, strategic, missile defense
Astrium	European Aeronautics Defense and Space Company; and BAE Systems	Solid, liquid	In-space
Avio	Avio S.p.A	Solid, liquid	Launch, in-space
Electron Technologies, Inc.	L-3 Communications Corporation	Electric	In-space
Moog Inc.	Moog Inc.	Liquid, electric	In-space, missile defense
Northrop Grumman Space Technology	Northrop Grumman Corporation ("Northrop")	Liquid	In-space
Pratt & Whitney Rocketdyne	United Technologies Corporation	Liquid, air-breathing, electric	Launch, in-space, missile defense
Safran	Safran	Liquid	Launch, tactical
SpaceX	SpaceX	Liquid	Launch, in-space
Nammo Talley	Nammo Talley	Solid	Tactical

Industry Overview

Our primary aerospace and defense customers include the DoD, and its agencies, the government prime contractors that supply products to these customers, and NASA. As a result, we rely on particular levels of U.S. government spending on propulsion systems for defense and space applications and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the Executive Branch must propose and Congress must approve funds for a given program each government fiscal year ("GFY") and may significantly change — increase, reduce or eliminate — funding for a program. A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

For the GFY ended September 30, 2012 and beyond, federal department/agency budgets are expected to remain under pressure due to the financial impacts from spending cap agreements contained in the Budget Control Act of 2011 or the "Budget Control Act" (Public Law 112-25) (the debt-ceiling and deficit-reduction compromise agreement signed into law on August 2, 2011), as well as from on-going military operations and the cumulative effects of annual federal budget deficits and rising U.S. federal debt. As a result, the DoD GFY 2013 budget request submitted to Congress on February 13, 2012 is $525.4 billion for the base budget, $45 billion below the amount planned for GFY 2013 a year ago and $5.2 billion below the final GFY 2012 appropriated amount. The DoD budget request also includes cuts and other initiatives that will reduce DoD spending by $259 billion over the next five years and $487 billion over ten years, consistent with the Budget Control Act. The NASA GFY 2013 budget request is $17.7 billion. In addition, pursuant to the Budget Control Act, as amended by the American Taxpayer Relief Act of 2012, additional mandatory spending caps will be triggered, potentially beginning in March 2013 if Congress and the Administration do not reach agreement on means to reduce the deficit by $1.2 trillion over the next ten years, approximately half of which is expected to impact the defense budget.

Despite overall defense spending pressures, we believe that we are well-positioned to benefit from spending in DoD priority areas. This view reflects the DoD's strategic guidance report released in January 2012. This report affirms support for many of the core programs and points towards continued DoD investment in: space defense — in order to ensure access to this highly congested and contested "global commons"; missile defense — in order to protect the homeland and counter weapons of mass destruction; and power projection — by improving missile defense systems and enhancing space-based capabilities.

In 2010, the NASA Authorization Act took effect impacting GFYs 2011-2013. The Authorization Act aimed to: safely retire the Space Shuttle; extend the International Space Station through 2020; continue the development of the multipurpose crew exploration vehicle; build a new heavy lift launch vehicle; invest in new space technologies; and sustain and grow the science and aeronautics programs at NASA. We believe Aerojet has a strong position of incumbency and is well aligned with the long-term budget priorities of NASA. Aerojet is the main propulsion provider for the multi-purpose crew vehicle.

Major Customers

As a merchant supplier to the Aerospace and Defense industry, we align ourselves with single prime contractors on a project-by-project basis. We believe that our position as a merchant supplier has helped us become a trusted partner to our customers, enabling us to maintain strong, long-term relationships with a variety of prime contractors. Under each of our contracts, we act either as a prime contractor, where we sell directly to the end user, or as a subcontractor, where we sell our products to other prime contractors. The principal end user customers of our products and technology are agencies of the U.S. government.

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2012	2011	2010
Raytheon	37%	36%	37%
Lockheed Martin	32	28	27

Direct sales to the U.S. government and its agencies, or government customers, and indirect sales to U.S. government customers via direct sales to prime contractors accounted for a total of approximately 94% of sales, or approximately $936.9 million, in fiscal 2012. The following are percentages of net sales by principal end user in fiscal 2012:

U.S. Army	26%
Missile Defense Agency ("MDA")	26
U.S. Navy	13
U.S. Air Force	18
NASA	10
Other U.S. government	1
Total U.S. government customers	94
Other customers	6
Total	100%

Major Programs

Defense Systems — Aerojet maintained a strong position in the defense market segment in fiscal 2012. Significant continuing follow-on contract awards were received on our Terminal High Altitude Area Defense ("THAAD") booster motor, Patriot Advanced Capability-3 ("PAC-3") Solid Rocket Motor ("SRM") and Attitude Control Motor ("ACM"), Guided Multiple Launch Rocket System ("GMLRS"), Tube-launched Optically Wire-guided ("TOW") warhead, Standard Missile-3 Block IB Throttling Divert Attitude Control System and MK-72 boost motor, Standard Missile-3 Block IIA Throttling Divert and Attitude Control System, and Standard Missile-3 Block IIB Solid Divert Attitude Control System Technology Risk Reduction programs. These successes continue to strengthen our position as a propulsion leader in missile defense and tactical systems.

We believe Aerojet is in a unique competitive position due to the diversity of propulsion technologies, complete warhead capabilities, composites and metallic structures expertise, and the synergy of its product lines to offer defense customers innovative and advanced solutions.

A subset of our key defense systems programs are listed below:

Program	Primary Customer	End Users	Program Description	Program Status
Standard Missile-3	Raytheon	U.S. Navy, MDA	Tactical solid rocket motors, throttling divert and attitude control systems and warheads	Development/ Production
GMLRS	Lockheed Martin	U.S. Army	Tactical solid rocket motors	Production
PAC-3	Lockheed Martin	U.S. Army	Tactical solid rocket motors	Development/ Production
Hawk	U.S. Army	U.S. Army	Tactical solid rocket motors	Production
Bomb Live Unit — 129B	U.S. Air Force	U.S. Air Force	Composite cases	Production
Trident D5	Lockheed Martin	U.S. Navy	Post boost control system	Production
Triple Target Terminator ("T3")	Raytheon, Boeing	U.S. Air Force	Variable flow ducted rocket (air-breathing)	Development
Tactical Tomahawk	Raytheon	U.S. Navy	Tactical solid rocket motors and warheads	Production
TOW	Raytheon	U.S. Army	Tactical missile warheads	Production
Large Class Propulsion Application Program	U.S. Air Force	U.S. Air Force	Strategic solid rocket motors	Development
Javelin	Lockheed Martin/ Raytheon	U.S. Army	Tactical solid rocket motors	Production
Minuteman III	Northrop	U.S. Air Force	Liquid maneuvering propulsion	Development/ Production
Supersonic Sea Skimming Target ("SSST")	Orbital Sciences Corporation ("Orbital")	U.S. Navy	Variable flow ducted rocket (air-breathing)	Production
THAAD	Lockheed Martin	MDA	Tactical solid rocket motors	Development/ Production
Army Tactical Missile System	Lockheed Martin	U.S. Army	Tactical solid rocket motors	Production
Patriot GEM-T	Raytheon	U.S. Army	Tactical solid rocket motors	Production
Advanced Second and Third Stage Booster	U.S. Air Force	U.S. Air Force	Solid booster	Development
Joint Standoff Weapon	BAE	U. S. Navy	Tactical warheads	Production

Space Systems — In fiscal 2012, Aerojet maintained its strong market position in space systems by continued performance on existing contracts and capturing important new propulsion contracts. Significant in 2012 was the selection of Aerojet by NASA for the Space Launch System Advanced Booster Engineering Demonstration/Risk Reduction Program, a full scale combustion stability technology demonstration. Also significant in 2012 was the award from ULA of long lead material for an additional lot of 28 Atlas V booster motors, increasing production to a rate of 10 or more motors per year and two awards for propulsion/engines supporting NASA's Commercial Crew delivery system.

Aerojet's continued commitment to quality and excellence in its space systems programs was reflected in its 100% success rate on its numerous space explorations, military and commercial missions during recent years. Among these were the second flight of the Advanced Extremely High Frequency ("AEHF") military communications satellite, and the spectacular landing on Mars of NASA's Mars Science Laboratory ("MSL"). The MSL mission relied on 48 different Aerojet propulsive elements ranging from four large solid boosters to the space craft landing thrusters and all the in-space propulsion that is required in between.

These continued space program successes strengthen our legacy of supplying mission critical propulsion systems to the DoD, NASA, and the commercial satellite market as we have since the inception of the U.S. civil and military space programs and support our position as a critical supplier to our space systems customers.

A subset of our key space system programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
Orion / Multipurpose Crew Vehicle ("MPCV") Crew & Service Modules and Abort System Propulsion	Lockheed Martin	NASA	Propulsion systems and engines for human spaceflight system	Development/ Qualification
Commercial Crew Vehicle	Sierra Nevada Corp, Boeing	NASA	Propulsion/Engines for commercial Crew Vehicles	Development/ Qualification
Atlas V	ULA	U.S. Air Force, Commercial, NASA	Solid "strap-on" booster motors, upper stage thrusters, and separation motors	Production
Taurus 2/Antares	Orbital	NASA, Commercial	Provide booster engines for launch vehicle	Qualification/ Production
Geostationary Satellite Systems	Lockheed Martin, Loral, Boeing, Orbital, Astrium	Various	Electric and liquid spacecraft thrusters, propellant tanks and bi-propellant apogee engines	Development/ Production
Hydrocarbon Booster Technology Demonstrator	Air Force Research Laboratory	U.S. Air Force	Liquid booster	Technology
Vega Reaction Attitude Control System	European Launch Vehicle Joint Venture	Commercial	Attitude Control Thrusters	Development/ Production
Upper Stage Engine Technology	U.S. Air Force Research Laboratory	NASA, U.S. Air Force	Design tools/risk reduction for future upper stage liquid engines	Technology
Advanced Extremely High Frequency MilSatCom	Lockheed Martin	U.S. Air Force	Electric and liquid spacecraft thrusters	Production
Delta II /Delta IV	ULA	NASA, U.S. Air Force, Commercial	Upper stage pressure-fed liquid rocket engines and upper stage thrusters	Production
Global Positioning Systems	Boeing/Lockheed Martin	U.S. Air Force	Integrated propulsion systems and thrusters	Development/ Production
Iridium NEXT	Thales Alenia Space	Commercial	Spacecraft Thrusters	Development/ Qualification

Contract Types

Under each of its contracts, Aerojet acts either as a prime contractor, where it sells directly to the end user, or as a subcontractor, selling its products to other prime contractors. Research and development contracts are awarded during the inception stage of a program's development. Production contracts provide for the production and delivery of mature products for operational use. Aerojet's contracts are primarily categorized as either "fixed-price" or "cost-reimbursable." During fiscal 2012, approximately 52% of our net sales were from fixed-price contracts, 42% from cost-reimbursable contracts, and 6% from other sales including commercial contracts and real estate activities.

Fixed-price contracts are typically (i) fixed-price, (ii) fixed-price-incentive fee, or (iii) fixed-price level of effort contracts. For fixed-price contracts, Aerojet performs work for a fixed price and realizes all of the profit or loss resulting from variations in costs of performance. For fixed-price-incentive contracts, Aerojet receives increased or decreased fees or profits based upon actual performance against established targets or other criteria. For fixed-price level of effort contracts, Aerojet generally receives a structured fixed price per labor hour, dependent upon the customer's labor hour needs. All fixed-price contracts present the risk of unreimbursed cost overruns potentially resulting in losses.

Cost-reimbursable contracts are typically (i) cost plus fixed fee, (ii) cost plus incentive fee, or (iii) cost plus award fee contracts. For cost plus fixed fee contracts, Aerojet typically receives reimbursement of its costs, to the extent the costs are allowable under contractual and regulatory provisions, in addition to receiving a fixed fee. For cost plus incentive fee contracts and cost plus award fee contracts, Aerojet receives adjustments to the contract fee, within designated limits, based on actual results as compared to contractual targets for factors such as cost, performance, quality, and schedule.

Many programs under contract have product life cycles exceeding ten years, such as the Atlas V, Standard Missile, Hawk, TOW, and Tomahawk programs. It is typical for U.S. government propulsion contracts to be relatively small during development phases that can last from two to five years, followed by low-rate and then full-rate production, where annual funding can grow significantly.

Government Contracts and Regulations

U.S. government contracts generally are subject to Federal Acquisition Regulations ("FAR"), agency-specific regulations that supplement FAR, such as the DoD's Defense Federal Acquisition Regulations ("DFAR") and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. A contractor's failure to comply with these regulations and requirements could result in reductions of the value of contracts, contract modifications or termination, inability to bill and collect receivables from customers, and the assessment of penalties and fines and could lead to suspension or debarment from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. government agencies such as the Defense Contract Audit Agency ("DCAA") and other government agencies. These agencies review a contractor's performance, cost structure, and compliance with applicable laws, regulations, and standards. The DCAA and other government agencies also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including our accounting systems, purchasing systems, property management systems, estimating systems, earned value management systems, and material management and accounting system ("MMAS").

Additionally, our contracts typically permit the U.S. government to unilaterally modify or terminate a contract or to discontinue funding for a particular program at any time. The cancellation of one or more significant contracts and/or programs could have a material adverse effect on our operating results, financial condition, and/or cash flows. The cancellation of a contract, if terminated for cause, could also subject us to liability for the excess costs incurred by the U.S. government in procuring undelivered items from another source. If terminated for convenience, our recovery of costs would be limited to amounts already incurred or committed (including severance costs for terminated employees), and our profit would be limited based on the work completed prior to termination.

Backlog

A summary of our backlog is as follows:

	As of November 30,	
	2012	2011
	(In millions)	
Funded backlog	$1,018	$ 902
Unfunded backlog	508	520
Total contract backlog	$1,526	$1,422

Total backlog includes both funded backlog (unfilled orders for which funding is authorized, appropriated and contractually obligated by the customer) and unfunded backlog (firm orders for which funding has not been appropriated). Indefinite delivery and quantity contracts and unexercised options are not reported in total backlog. Backlog is subject to funding delays or program restructurings/cancellations which are beyond our control. Of our November 30, 2012 total contract backlog, approximately 41%, or approximately $629 million, is expected to be filled within one year.

Research and Development

We view research and development efforts as critical to maintaining our leadership position in markets in which we compete. We maintain an active research and development effort supported primarily by customer funding. We believe that some customer-funded research and development expenditures that are subject to contract specifications may become key programs in the future. We believe customer-funded research and development activities are vital to our ability to compete for contracts and to enhance our technology base.

Aerojet's company-funded research and development efforts include expenditures for technical activities that are vital to the development of new products, services, processes or techniques, as well as those expenses for significant improvements to existing products or processes.

The following table summarizes Aerojet's research and development expenditures during the past three fiscal years:

	Year Ended		
	2012	2011	2010
	(In millions)		
Customer-funded	$272	$276	$284
Company-funded	30	27	17
Total research and development expenditures	$302	$303	$301

Suppliers, Raw Materials and Seasonality

The national aerospace supply base continues to consolidate due to economic, environmental, and marketplace circumstances beyond Aerojet's control. The loss of key qualified suppliers of technologies, components, and materials can cause significant disruption to Aerojet's program performance and cost.

Availability of raw materials and supplies to Aerojet has been generally sufficient. Aerojet is sometimes dependent, for a variety of reasons, upon sole-source or qualified suppliers and has, in some instances, in the past experienced difficulties meeting production and delivery obligations because of delays in delivery or reliance on such suppliers. We closely monitor sources of supply to ensure adequate raw materials and other supplies needed in our manufacturing processes are available. As a U.S. government contractor, we are frequently limited to procuring materials and components from sources of supply that meet rigorous customer and/or government specifications and/or socio-economic criteria. In addition, as business conditions, DoD and NASA budgets, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low-volume items from their product lines. This may require us to qualify new suppliers for raw materials on key programs. To date, Aerojet has been successful in mitigating any impacts that could occur through requalifying replacement materials and suppliers. We continue to monitor this situation carefully and in our engineering processes, where we have the opportunity, we are defining materials that are known to be more sustainable and hence, less prone to obsolescence or disruption.

We are also impacted, as is the rest of the industry, by increases in the prices and lead-times of raw materials used in production on various contracts. Prices and lead times for certain commodity metals, alloy steels, titanium and some aluminum grades have become more competitive due to available production capacity worldwide. Unfortunately, prices and lead times for some chemicals used in solid rocket motor propellants have seen significant increases in recent years. These are highly specialized chemicals such as ammonium perchlorate and LX-14, for example. Aerojet has protective price re-determinable language incorporated into contracts with its customers where possible. Also, we have been able to mitigate some of these impacts through the establishment of long-term volume agreements that provide for a firm price. In addition, where appropriate, we work closely with suppliers to schedule purchases far enough in advance and in the most economical means possible to minimize negative program impact.

Aerojet's business is not subject to predictable seasonality. Primary factors affecting the timing of Aerojet's sales include the timing of government awards, the availability of U.S. government funding, contractual product delivery requirements, customer acceptances, and regulatory issues.

Intellectual Property

Where appropriate, Aerojet obtains patents and trademarks in the U.S. and other countries covering various aspects of the design and manufacture of its products. We rely on a combination of patents in targeted areas of technology relating to our business, along with trade secret protections for other competitively-sensitive technologies and intellectual properties used in the business, to maintain our competitive edge in the markets in which we compete. We use patents selectively both (i) to protect specific inventions whose characteristics and features would be obvious to competitors, such as mechanical designs or structures and (ii) to establish that we have made inventions in particular areas of relevant technologies and thus can prevent competitors from claiming exclusive rights in those technologies through competing patents. A patent is maintained as long as the underlying invention has value in the market which we compete. A patented invention incorporated into a product sold will typically be maintained to its expiration, which typically is approximately 20 years. We rely more extensively on trade secrets to protect specific inventions whose characteristics and features are not obvious to competitors, such as propellant formulations or materials and manufacturing processes and procedures, to protect significant intellectual properties. Therefore, no single patent or group of patents is material to us, as we do not rely on patents alone to protect our intellectual property rights that are the basis for our competitive posture. Trade secrets that are protected under applicable state and federal laws are maintained in perpetuity.

Real Estate

We own approximately 11,900 acres of land in the Sacramento metropolitan area which we refer to as the Sacramento Land. Acquired in the early 1950s for our aerospace and defense operations, there were large portions used solely to provide safe buffer zones. Modern changes in propulsion technology coupled with the relocation of certain of our propulsion operations led us to determine large portions of the Sacramento Land were no longer needed for operations. Consequently, our plan has been to reposition this excess Sacramento Land, re-entitle it for new uses, and explore various opportunities to optimize its value.

Approximately 6,000 acres have been deemed excess, and we are in the process of entitling this excess land for new development opportunities under the brand name "Easton". Within Easton, we currently have approximately 1,450 acres that are fully entitled and approximately 2,940 acres have received "limited entitlements." Our entitlement efforts are expected to increase the land value over its current value. The term "entitlements" is generally used to denote the set of regulatory approvals required to allow land to be zoned for new requested uses. Required regulatory approvals vary with each jurisdiction and land zoning proposal and may include permits, land use master plans, zoning designations, state and federal environmental documentation, and other regulatory approvals unique to the land.

Easton Development Company, LLC, a wholly-owned subsidiary formed in 2009, continues to execute entitlement and pre-development activities, and to explore how to maximize value from Easton. Value enhancement may include outright sales, and/or joint ventures with real estate developers, residential builders, and/or other third parties. Those parcels of land that have obtained the necessary entitlements for development or are otherwise suitable for sale were transferred to this new subsidiary. Additional land may be transferred in the future as these or other requirements are achieved.

Easton is located 15 miles east of downtown Sacramento, California along U.S. Highway 50, a key growth corridor in the region. We believe Easton has several competitive advantages over other areas, including several miles of freeway accessible frontage, one of the largest single-owner land tracts suitable for development in the Sacramento region, and desirable "in-fill" location surrounded by residential and business properties. The master plan reflects our efforts to make Easton one of the finest master-planned communities in the country. Easton will include a broad range of housing, office, industrial, retail, and recreational uses. This broad range of land uses will ensure long-term value enhancement of our excess land.

During fiscal 2012, we entered into and closed a transaction in which 229 acres of excess land (outside of the Easton project) that was held for future entitlement, was sold to a third party in exchange for conservation easements being placed over 320 acres of their land to satisfy certain environmental species mitigation requirements for the Glenborough and Easton Place development projects.

During fiscal 2012, we completed several important strides to further position Easton for the next market cycle. The U.S. Army Corps of Engineers issued a Federal Wetland 404 Permit ("404 Permit") for the Glenborough at Easton and Easton Place project and the Rio del Oro project. In addition to the 404 Permit, the Central Valley Regional Water Quality Control Board issued a Clean Water Act 401 Water Quality Certification permit and a Waste Water Discharge Requirement under the Porter-Cologne Water Quality Control Act. Both permits are essential steps in allowing development to commence.

We are continuing to work with the City of Folsom on completing the balance of the required entitlements for the Hillsborough project, including the final development agreement, total impact fees, and the federal wetland permitting processes. We also continued our efforts on entitling our remaining Easton project with the City of Rancho Cordova, Westborough at Easton, which comprises 1,659 acres.

The new housing market and local economy in the Sacramento region are in the early stages of recovery and we expect this trend to continue. We believe the long-term prospects for the Sacramento region is an attractive and affordable alternative to the San Francisco Bay Area and other large metropolitan areas of California. We believe the Sacramento area demographics and the long-term real estate market fundamentals support our objective of creating value through new entitlements and the creation of Easton.

The Sacramento Land, including Easton, is summarized below (in acres):

Easton Projects	Environmentally Unrestricted	Environmentally Restricted(1)	Total	Entitled(2)	Limited Entitlements(3)
Glenborough and Easton Place	1,043	349	1,392	1,392	—
Rio del Oro	1,818	491	2,309	—	2,309
Westborough	1,387	272	1,659	—	—
Hillsborough	532	97	629	—	629
Office Park and Auto Mall	47	8	55	55	—
Total Easton acreage	4,827	1,217	6,044	1,447	2,938
Operations land(4)	24	5,179	5,203		
Land available for future entitlement(5)	447	242	689		
Total Sacramento Land	5,298	6,638	11,936		

(1) The environmentally restricted acreage described above is subject to restrictions imposed by state and/or federal regulatory agencies because of our historical propulsion system testing and manufacturing activities. We are actively working with the various regulatory agencies to have the restrictions removed as early as practicable, and the solutions to use these lands within Easton have been accounted for in the various land use plans and granted entitlements. See Note 7(c) in Notes to Consolidated Financial Statements for a discussion of the federal and/or state environmental restrictions affecting portions of the Sacramento Land.

(2) The term "entitled" is generally used to denote the set of local regulatory approvals required to allow land to be zoned for requested uses. Required regulatory approvals vary with each land zoning proposal and may include permits, general plan amendments, land use master plans, zoning designations, state and federal environmental documentation, and other regulatory approvals unique to the land. The entitlement and development process in California is long and uncertain with approvals required from various authorities, including local jurisdictions, and in select projects, permits required by federal agencies such as the U.S. Army Corps of Engineers and the U.S. Department of Interior, Fish and Wildlife Service ("USFWS"), and others prior to construction.

(3) The term "limited entitlements" is generally used to denote where a project receives a portion, but not all of the set of regulatory approvals required to allow land to be zoned for requested uses, as described in Note 2, above.

(4) We believe that the operations land is more than adequate for our long-term needs. As we reassess needs in the future, portions of this land may become available for entitlement.

(5) We believe it will be several years before any of this excess Sacramento Land is available for future change in entitlement. Some of this excess land is outside the current Urban Services Boundary established by the County of Sacramento and all of it is far from existing infrastructure, making it uneconomical to pursue entitlement for this land at this time.

Leasing & Other Real Estate

We currently lease approximately 360,000 square feet of office space in Sacramento to various third parties, including a new 67,000 square foot industrial lease on the Sacramento Land late in 2012. These leasing activities generated $5.0 million in revenue in fiscal 2012.

We also own approximately 580 acres of land in Chino Hills, California. This property was used for the manufacture and testing of ordnance. With the sale of our ordnance business in the mid-1990s, we closed this facility and commenced clean-up of the site. We continue to work with state regulators and the City of Chino Hills to complete those efforts.

Environmental Matters

Our current and former business operations are subject to, and affected by, federal, state, local, and foreign environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation, and remediation of certain materials, substances, and wastes. Our policy is to conduct our business with due regard for the preservation and protection of the environment. We continually assess compliance with these regulations and we believe our current operations are in compliance with all applicable environmental laws and regulations.

Operation and maintenance costs associated with environmental compliance and management of contaminated sites are a normal, recurring part of operations. Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these costs are allowable and allocable as reimbursable general and administrative costs allocated to our contracts with the U.S. government or reimbursable by Northrop, subject to annual and cumulative limitations. See Note 7(d) in Notes to the Consolidated Financial Statements for additional information.

On January 12, 1999, Aerojet and the U.S. government implemented the October 1997 Agreement in Principle ("Global Settlement") resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the cleanup costs of the environmental contamination at the Sacramento and Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet entered into an agreement with Northrop (the "Northrop Agreement") whereby Aerojet is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations. As of November 30, 2012, $96.0 million remained for future cost reimbursements from Northrop and the current annual billing limitation to Northrop is $6.0 million.

Pursuant to the Global Settlement covering environmental costs associated with Aerojet's Sacramento site and its former Azusa site, prior to the third quarter of fiscal 2010, approximately 12% of such costs related to our Sacramento site and our former Azusa site were not reimbursable and were therefore directly charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs were not reimbursable and were therefore directly charged to the consolidated statements of operations. See additional information below.

Allowable environmental costs are reimbursable and included as a component of general and administrative costs in the pricing of all government contracts and allocated to contracts based on government approved cost accounting practices. Aerojet's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet to continue recovering these costs from the U.S. government depends on Aerojet's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business. Annually, we evaluate Aerojet's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business as part of its long-term business review.

Pursuant to the Northrop Agreement, environmental expenditures to be reimbursed are subject to annual limitations and the total reimbursements are limited to a ceiling of $189.7 million. A summary of the Northrop Agreement activity is shown below (in millions):

Total reimbursable costs under the Northrop Agreement	$189.7
Amount reimbursed to the Company through November 30, 2012	(93.7)
Potential future cost reimbursements available(1)	96.0
Long-term receivable from Northrop in excess of the annual limitation included in the Consolidated Balance Sheet as of November 30, 2012	(69.3)
Amounts recoverable from Northrop in future periods included as a component of recoverable from the U.S. government and other third parties for environmental remediation costs in the Consolidated Balance Sheet as of November 30, 2012	(26.7)
Potential future recoverable amounts available under the Northrop Agreement	$ —

(1) Includes the short-term receivable from Northrop of $6.0 million as of November 30, 2012.

Our applicable cost estimates reached the cumulative limitation under the Northrop Agreement during the third quarter of fiscal 2010. We have accumulated $18.2 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2012. Accordingly, subsequent to the third quarter of fiscal 2010, we had incurred a higher percentage of expense related to additions to the Sacramento site and Baldwin Park Operable Unit ("BPOU") site environmental reserve until an arrangement is reached with the U.S. government. While we are currently seeking an arrangement with the U.S. government to recover environmental expenditures in excess of the reimbursement ceiling identified in the Northrop Agreement, there can be no assurances that such a recovery will be obtained, or if not obtained, that such unreimbursed environmental expenditures will not have a materially adverse effect on our operating results, financial condition, and/or cash flows.

The inclusion of such environmental costs in our contracts with the U.S. government does impact our competitive pricing and earnings. We believe that this impact is partially mitigated by driving improvements and efficiencies across our operations and growing our manufacturing base as well as our ability to deliver innovative and quality products to our customers.

Under existing U.S. environmental laws, a Potentially Responsible Party ("PRP") is jointly and severally liable, and therefore we are potentially liable to the government or other third parties for the full cost of remediating the contamination at our facilities or former facilities or at third-party sites where we have been designated as a PRP by the Environmental Protection Agency or state environmental agencies. The nature of environmental investigation and cleanup activities requires significant management judgment to determine the timing and amount of any estimated future costs that may be required for remediation measures. Further, environmental standards change from time to time. However, we perform quarterly reviews of these matters and accrue for costs associated with environmental remediation when it becomes probable that a liability has been incurred and the amount of the liability, usually based on proportionate sharing, can be reasonably estimated. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable.

We did not incur material capital expenditures for environmental control facilities in fiscal 2012 nor do we anticipate any material capital expenditures in fiscal 2013 and 2014. See Management's Discussion and Analysis in Part II, Item 7 "Environmental Matters" of this Report for additional information.

Additional information on the risks related to environmental matters can be found under "Risk Factors" in Item 1A. of this Report, including the material effects on compliance with environmental regulations that may impact our competitive position and operating results.

Employees

As of November 30, 2012, 13% of our 3,391 employees were covered by collective bargaining agreements. In June 2011, we entered into a new collective bargaining agreement with substantially all of our covered employees through June 2014. We believe that our relations with our employees and unions are good.

Item 1A. *Risk Factors*

Future reductions or changes in U.S. government spending could adversely affect our financial results.

Our primary aerospace and defense customers include the DoD, and its agencies, the government prime contractors that supply products to these customers, and NASA. As a result, we rely on particular levels of U.S. government spending on propulsion systems for defense and space applications and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the Executive Branch must propose and Congress must approve funds for a given program each government fiscal year and may significantly change — increase, reduce or eliminate — funding for a program. A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

For the GFY ended September 30, 2012 and beyond, federal department/agency budgets are expected to remain under pressure due to the financial impacts from spending cap agreements contained in the Budget Control Act, as well as from on-going military operations and the cumulative effects of annual federal budget deficits and rising U.S. federal debt. As a result, the DoD GFY 2013 budget request submitted to Congress on February 13, 2012 is $525.4 billion for the base budget, $45 billion below the amount planned for GFY 2013 a year ago and $5.2 billion below the final GFY 2012 appropriated amount. The DoD budget request includes cuts and other initiatives that will reduce DoD spending by $259 billion over the next five years and $487 billion over ten years, consistent with the Budget Control Act. The NASA GFY 2013 budget request is $17.7 billion.

Pursuant to the Budget Control Act, as amended by the American Taxpayer Relief Act of 2012, additional mandatory spending caps will be triggered, potentially beginning in March 2013 if Congress and the Administration do not reach agreement on means to reduce the deficit by $1.2 trillion over the next ten years, approximately half of which is expected to impact the defense budget. There remains a significant level of uncertainty and lack of detail available to predict specific future aerospace and defense spending.

The cancellation or material modification of one or more significant contracts could adversely affect our financial results.

Sales, directly and indirectly, to the U.S. government and its agencies accounted for approximately 94% of our total net sales in fiscal 2012. Our contracts typically permit the U.S. government to unilaterally modify or terminate a contract or to discontinue funding for a particular program at any time. The cancellation of one or more significant contracts and/or programs could have a material adverse effect on our ability to realize anticipated sales and profits. The cancellation of a contract, if terminated for cause, could also subject us to liability for the excess costs incurred by the U.S. government in procuring undelivered items from another source. If terminated for convenience, our recovery of costs would be limited to amounts already incurred or committed, and our profit would be limited to work completed prior to termination.

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies, including the DCAA and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure, and compliance with applicable laws, regulations, and standards. The U.S. government also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's management, purchasing, property, estimating, compensation, accounting, and information systems.

Any costs found to be misclassified may be subject to repayment. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

On September 23, 2010, we received a subpoena duces tecum from the U.S. Army Criminal Investigation Command, acting on behalf of the Office of the Inspector General of the DoD, requesting that we produce a variety of documents pertaining to the use of certain cost estimating factors under our contracts with the DoD. We have completed our response to the subpoena through multiple document productions, and met with the investigators on September 27, 2012 and February 1, 2013 and provided further analysis regarding the use of factors on certain contracts compared to incurred material costs. The investigation continues but no financial demand has been made; accordingly, we are currently unable to reasonably estimate what the outcome of this civil investigation will be or the impact, if any, the investigation may have on our operating results, financial condition, and/or cash flows.

If we experience cost overruns on our contracts, we would have to absorb the excess costs which could adversely affect our financial results and our ability to win new contracts.

In fiscal 2012, approximately 52% of our net sales were from fixed-price contracts, most of which are in mature production mode. Under fixed-price contracts, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price contracts involve the inherent risk of unreimbursed cost overruns. To the extent we were to incur unanticipated cost overruns on a program or platform subject to a fixed-price contract, our profitability would be adversely affected. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule and the successful implementation of automated tooling in production processes.

In fiscal 2012, approximately 42% of our net sales were from cost reimbursable contracts. Under cost reimbursable contracts, we agree to be reimbursed for allowable costs and be paid a fee. If our costs are in excess of the final target cost, fees, and our margin may be adversely affected. If our costs exceed authorized contract funding or they do not qualify as allowable costs under applicable regulations, we will not be reimbursed for those costs. Cost overruns may adversely affect our financial performance and our ability to win new contracts.

If our subcontractors or suppliers fail to perform their contractual obligations, our contract performance and our ability to win new contracts may be adversely affected.

We rely on subcontractors to perform a portion of the services we agree to provide our customers and on suppliers to provide raw materials and component parts for our contract performance. A failure by one or more of our subcontractors or suppliers to satisfactorily provide on a timely basis the agreed-upon services or supplies may affect our ability to perform our contractual obligations. Deficiencies in the performance of our subcontractors and suppliers could result in our customer terminating our contract for default. A termination for default could expose us to liability and adversely affect our financial performance and our ability to win new contracts.

Our success and growth in our Aerospace and Defense segment depends on our ability to execute longstanding programs and periodically secure new contracts in a competitive environment.

Aerojet's revenue is primarily derived from longstanding contracts (often sole source) where Aerojet is the long-term incumbent. The challenge for Aerojet is to utilize its technical, engineering, manufacturing and management skills to execute these programs well for the customer, to continue to innovate and refine its solutions, and to offer the customer increasing affordability in an era of fiscal restraint. If Aerojet is unable to successfully execute these longstanding programs, our ability to retain existing customers and attract new customers may be impaired.

In addition, in sectors where there is competition, it can be intense. Many of our competitors have financial, technical, production, and other resources substantially greater than ours. Although the downsizing of the defense industry in the early 1990s resulted in a reduction in the aggregate number of competitors, the consolidation has also strengthened the capabilities of some of the remaining competitors. The U.S. government also has its own manufacturing capabilities in some areas. We may be unable to compete successfully with our competitors and our inability to do so could result in a decrease in sales, profits, and cash flows that we historically have generated from certain contracts. Further, the U.S. government may open to competition programs on which we are currently the sole supplier, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our Aerospace and Defense segment is subject to procurement and other related laws and regulations inherent in contracting with the U.S. government, non-compliance with which could adversely affect our financial results.

In the performance of contracts with the U.S. government, we operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies, such as the DCAA. These agencies review performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, property management systems, estimating systems, earned value management systems, and MMAS. Any costs ultimately found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties, sanctions or suspension or debarment from doing business with the U.S. government. Whether or not illegal activities are alleged, the U.S. government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If such actions were to result in suspension or debarment, this could have a material adverse effect on our business.

These laws and regulations provide for ongoing audits and reviews of incurred costs as well as contract procurement, performance and administration. The U.S. government may, if it deems appropriate, conduct an investigation into possible illegal or unethical activity in connection with these contracts. Investigations of this nature are common in the aerospace and defense industry, and lawsuits may result. In addition, the U.S. government and its principal prime contractors periodically investigate the financial viability of its contractors and subcontractors as part of its risk assessment process associated with the award of new contracts. If the U.S. government or one or more prime contractors were to determine that we were not financially viable, our ability to continue to act as a government contractor or subcontractor would be impaired.

Our international sales are subject to applicable laws relating to export controls, the violation of which could adversely affect our operations.

A portion of our activities are subject to export control regulation by the U.S. Department of State under the U.S. Arms Export Control Act and International Traffic in Arms Regulations ("ITAR"). The export of certain defense-related products, hardware, software, services and technical data is regulated by the State Department's Office of Defense Trade Controls Compliance ("DTCC") under ITAR. DTCC administers the State Department's authority under ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Violations of ITAR could result in significant sanctions including fines, more onerous compliance requirements, debarments from export privileges or loss of authorizations needed to conduct aspects of our international business.

The acquisition of the Rocketdyne Business is subject to a number of conditions which could delay or materially adversely affect the timing of its completion, or prevent it from occurring.

On July 22, 2012, we entered into a Stock and Asset Purchase Agreement (the "Purchase Agreement") with UTC pursuant to which we agreed to purchase the Rocketdyne Business. There are a number of risks and uncertainties relating to the Acquisition. For example, the Acquisition may not be consummated in the timeframe or manner currently anticipated as a result of several factors, including, among other things, the failure of one or more of the Purchase Agreement's closing conditions or litigation relating to the Acquisition.

We may be unable to satisfy the conditions or obtain the approvals required to complete the Acquisition or such approvals may contain material restrictions or conditions.

The Acquisition is subject to numerous conditions, including the approval of government agencies and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). On October 4, 2012, we and UTC each received requests for additional information (commonly referred to as a "second request") from the Federal Trade Commission ("FTC"). On January 7, 2013, we and UTC received a modification to the second requests from the FTC, which at this time limits the scope of the FTC's investigation of the Acquisition under such second requests to the LDACS businesses of Aerojet and Rocketdyne. The second requests were issued under the notification requirements of the HSR Act. The second requests extend the waiting period imposed by the HSR Act until 30 days after we and UTC have each substantially complied with the second requests, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. We and UTC have been cooperating fully with the FTC. We decided to seek to divest Aerojet's LDACS business in order to facilitate obtaining clearance of the Acquisition pursuant to the HSR Act. However, there can be no assurance that we will find a purchaser for Aerojet's LDACS business and be able to negotiate an asset purchase agreement with such purchaser expeditiously or that the FTC will approve the proposed purchaser or the terms of such divestiture. If we are unable to complete a divestiture of Aerojet's LDACS business or enter into a definitive agreement with a buyer providing for such divestiture, or reach an alternative remedy, we may not receive final FTC clearance for the Acquisition. In addition, the FTC may not approve the Acquisition or such approvals may impose conditions on the completion, or require additional divestitures or changes to the terms of the Acquisition, including restrictions on our business, operations or financial performance following the Acquisition, which could be adverse to our interests. In addition, the consummation of the Acquisition is subject to receiving the consent of International Space Engines Inc., a subsidiary of NPO Energomash of Russia, UTC's joint venture partner in RD AMROSS, to the sale of UTC's interest in RD AMROSS to us in connection with the Acquisition and there can be no assurance that we will be able to obtain such consent expeditiously or at all. These conditions or changes could also delay or increase the cost of the Acquisition and limit our earnings and financial prospects following the Acquisition.

Failure to complete the Acquisition could negatively impact our stock price and our future business and financial results.

If the Acquisition is not completed, our ongoing business may be adversely affected, and we will be subject to several risks, including the following:

- being required to pay a termination fee of up to $20.0 million in the event that the Purchase Agreement is terminated in certain circumstances;
- having to pay certain costs relating to the Acquisition, such as legal, accounting and financial advisor fees;
- having had the focus of our management on the Acquisition instead of on pursuing other opportunities that could have been beneficial to us; and
- having had the potential benefits of the Acquisition reflected in our stock price, which could lead to stock price volatility and declines if the Acquisition is not completed.

If the Acquisition is not completed, we cannot assure that these risks will not materialize and will not materially adversely affect our business, financial results and stock price.

Following the Acquisition, if consummated, we may face integration difficulties and may be unable to integrate the Rocketdyne Business into our existing operations successfully or realize the anticipated benefits of the Acquisition.

We will be required to devote significant management attention and resources to integrating the operations and business practices of the Rocketdyne Business with our existing operations and business practices. Potential difficulties we may encounter as part of the integration process include the following:

- the inability to successfully integrate the Rocketdyne Business in a manner that permits us to achieve the full revenue and other benefits anticipated to result from the Acquisition;

- complexities associated with managing the businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;
- potential unknown liabilities and unforeseen increased expenses or delays associated with the Acquisition;
- the inability to implement effective internal controls, procedures and policies for Rocketdyne as required by the Sarbanes-Oxley Act of 2002 within the time periods prescribed thereby;
- the inability to implement effectively our new enterprise resource planning system with respect to Rocketdyne;
- negotiations concerning possible modifications to Rocketdyne contracts as a result of the Acquisition;
- diversion of the attention of our management and the management of the Rocketdyne Business; and
- the disruption of, or the loss of momentum in, ongoing operations or inconsistencies in standards, controls, procedures and policies.

These potential difficulties could adversely affect our and the managers of the Rocketdyne Business' ability to maintain relationships with customers, suppliers, employees and other constituencies and the ability to achieve the anticipated benefits of the Acquisition, and could reduce the earnings or otherwise adversely affect our operations and the Rocketdyne Business and our financial results following the Acquisition.

Our future results could suffer if we cannot effectively manage our expanded operations following the Acquisition.

Following the Acquisition, the size of our operations will be significantly increased. Our future success depends, in part, upon our ability to manage the expanded operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that we will be successful or that we will realize any operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Acquisition.

We expect to incur substantial expenses related to the Acquisition and the integration of our operations with the Rocketdyne Business if the Acquisition is consummated.

We expect to incur substantial expenses in connection with the Acquisition and the integration of our operations with the Rocketdyne Business. We have incurred $11.6 million of expenses related to the proposed acquisition of the Rocketdyne Business in fiscal 2012. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, marketing and benefits. While we have assumed that a certain level of expenses will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate. These integration expenses may result in us taking significant charges against earnings following the consummation of the Acquisition, and the amount and timing of such charges are uncertain at present.

The increase in our leverage and debt service obligations as a result of the Acquisition may adversely affect our financial condition and results of operations.

We will incur additional indebtedness in order to finance the Acquisition. On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7 1/8% Notes. The 7 1/8% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the U.S. in accordance with Regulation S under the Securities Act. We intend to use the net proceeds of the 7 1/8% Notes offering to fund, in part, the Acquisition, and to pay related fees and expenses. In order to finance the Acquisition, we also intend to borrow the $50 million New Term Loan under our Senior Credit Facility, which is available in a single draw until 360 days after August 16, 2012 to fund the Acquisition (or to be deposited in an account held by the administrative agent under our Senior Credit Facility in anticipation of the Acquisition). See Note 15 in Notes to the Consolidated Financial Statements.

Following the Acquisition, it is anticipated that we will have approximately $759 million of outstanding indebtedness, an increase of approximately $510 million as compared with our level of outstanding indebtedness as of November 30, 2012. Our maintenance of higher levels of indebtedness could have adverse consequences including impairing our ability to obtain additional financing in the future.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. Furthermore, our operations may not generate sufficient cash flows to enable us to meet our expenses and service our debt. As a result, we may need to enter into new financing arrangements to obtain the necessary funds. If we determine that it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness.

We may expand our operations through acquisitions, which may divert management's attention and expose us to unanticipated liabilities and costs. Also, acquisitions may increase our non-reimbursable costs. We may experience difficulties integrating any acquired operations, and we may incur costs relating to acquisitions that are never consummated.

Our business strategy may lead us to expand our Aerospace and Defense segment through acquisitions, such as the proposed acquisition of the Rocketdyne Business. However, our ability to consummate any future acquisitions on terms that are favorable to us may be limited by government regulations, the number of attractive acquisition targets, internal demands on our resources, and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, integrate general and administrative services and key information processing systems and, where necessary, re-qualify our customer programs. In addition, future acquisitions could result in the incurrence of additional debt, costs, and/or contingent liabilities. We may also incur costs and divert management attention to acquisitions that are never consummated. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated.

Although we undertake a due diligence investigation of each business that we have acquired or may acquire, there may be liabilities of the acquired companies that we fail to, or were unable to, discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor, or other reasons.

Our inability to adapt to rapid technological changes could impair our ability to remain competitive.

The aerospace and defense industry continues to undergo rapid and significant technological development. Our competitors may implement new technologies before us, allowing them to provide more effective products at more competitive prices. Future technological developments could:

- adversely impact our competitive position if we are unable to react to these developments in a timely or efficient manner;
- require us to write-down obsolete facilities, equipment, and technology;
- require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or
- require significant capital expenditures for research, development, and launch of new products or processes.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. We are constantly updating our information technology infrastructure. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from cyber-attacks, computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, successful cyber-attack, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, inappropriate disclosure of confidential information, or negative publicity, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our implementation of an enterprise resource planning ("ERP") system may adversely affect our business and results of operations or the effectiveness of internal control over financial reporting.

In fiscal 2011, we began implementing a new ERP system that will deliver a new generation of information systems and work processes. ERP implementations are complex and very time-consuming projects that involve substantial expenditures on system software and implementation activities that take several years. We anticipate completing the ERP project in fiscal 2013. If we do not effectively implement the ERP system or if the system does not operate as intended, it could adversely affect financial reporting systems, our ability to produce financial reports, and/or the effectiveness of our internal controls over financial reporting.

We may experience warranty claims for product failures, schedule delays or other problems with existing or new products and systems.

Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. Even though we believe that we employ sophisticated and rigorous design, manufacturing and testing processes and practices, we may not be able to successfully launch or manufacture our products on schedule or our products may not perform as intended.

If our products fail to perform adequately, some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed if we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries.

The release or explosion of dangerous materials used in our business could disrupt our operations and could adversely affect our financial results.

Our business operations involve the handling and production of potentially explosive materials and other dangerous chemicals, including materials used in rocket propulsion and explosive devices. Despite our use of specialized facilities to handle dangerous materials and intensive employee training programs, the handling and production of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. It is possible that a release of these chemicals or an explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. The use of these products in applications by our customers could also result in liability if an explosion or fire were to occur. Any release or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Disruptions in the supply of key raw materials, difficulties in the supplier qualification process or increases in prices of raw materials could adversely affect our financial results.

We use a significant quantity of raw materials that are subject to market fluctuations and government regulations. Further, as a U.S. government contractor, we are often required to procure materials from suppliers capable of meeting rigorous customer and government specifications. As market conditions change for these companies, they often discontinue materials with low sales volumes or profit margins. We are often forced to either qualify new materials or pay higher prices to maintain the supply. Although to date we have been successful in establishing replacement materials and securing customer funding to address specific qualification needs of the programs, we may be unable to continue to do so.

The supply of ammonium perchlorate, a principal raw material used in solid propellant, is limited to a single source that supplies the entire domestic solid propellant industry and actual pricing is based on the total industry demand. The slowdown and final close out of the Space Shuttle Program has reduced the total national demand, resulting in significant unit price increases. Pricing appears to be stabilizing with recent decisions from NASA to continue the Space Launch System Heavy Lift Vehicle program and the DoD to require the use of domestic ammonium perchlorate. In the majority of our contracts, we anticipated this price increase and incorporated abnormal escalation pricing language into our proposals and contracts.

We are also impacted, as is the rest of the industry, by fluctuations in the prices and lead-times of raw materials used in production on various fixed-price contracts. We continue to experience volatility in the price and lead-times of certain commodity metals, primarily steel and aluminum. The schedules and pricing of titanium mill products have reduced recently but remain well above historical levels. Additionally, we may not be able to continue to negotiate with our customers for economic and/or price adjustment clauses tied to commodity indices to reduce program impact. The DoD also continues to rigorously enforce the provisions of the "Berry Amendment" (DFARS 225-7002, 252.225-7014) which imposes a requirement to procure certain strategic materials critical to national security only from U.S. sources. While availability has not been a significant issue, cost remains a concern as this industry continues to quote "price in effect" at time of shipment terms, increasing the cost risk to our programs.

Prolonged disruptions in the supply of any of our key raw materials, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply, and/or a continuing volatility in the prices of raw materials could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our pension plan is currently underfunded and we expect to be required to make cash contributions in future periods, which may reduce the cash available for our businesses.

In November 2008, we decided to amend the defined benefit pension and benefits restoration plans to freeze future accruals under such plans. Effective February 1, 2009 and July 31, 2009, future benefit accruals for non-collective bargaining-unit employees and collective bargaining-unit employees were discontinued, respectively.

As of the last measurement date at November 30, 2012, our total defined benefit pension plan assets and unfunded pension obligation for our tax-qualified pension plan were approximately $1,243.1 million and $454.5 million, respectively. We do not expect to make any cash contributions to the tax-qualified defined benefit pension plan until fiscal 2015 or later. Further, with the Office of Federal Procurement Policy issuance of the final rule harmonizing Cost Accounting Standard ("CAS") 412, *Composition and Measurement of Pension Cost*, and CAS 413, *Adjustment and Allocation of Pension Cost*, with the Pension Protection Act (the "PPA"), we will recover portions of any required pension funding through our government contracts. Approximately 84% of our unfunded pension benefit obligation as of November 30, 2012 is related to our government contracting business segment, Aerojet. Accordingly, we believe a significant portion of any future contributions to our tax-qualified defined benefit pension plan would be recoverable through our government contracts.

The PPA requires underfunded pension plans to improve their funding ratios based on the funded status of the plan as of specified measurement dates through contributions or application of prepayment credits. As of November 30, 2012, we have accumulated $32.5 million in prepayment credits as a result of advanced funding.

On July 6, 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21") was signed into law by the U.S. government. MAP-21, in part, provides temporary relief for employers who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974. Specifically, MAP-21 implemented a 25-year average interest rate corridor around the 24 month interest rate used for purposes of determining minimum funding obligations. This relief is expected to defer cash contributions until fiscal 2015 or later.

The funded status of the pension plan may be adversely affected by the investment experience of the plan's assets, by any changes in U.S. law and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements. Accordingly, if the performance of our plan's assets does not meet our assumptions, if there are changes to the Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plan could be higher than we expect.

The level of returns on retirement benefit plan assets, changes in interest rates, changes in legislation, and other factors affects our financial results.

The timing of recognition of pension expense or income in our financial statements differs from the timing of the required pension funding under PPA or the amount of funding that can be recorded in our overhead rates through our government contracting business. Our earnings are positively or negatively impacted by the amount of expense or income we record for our employee retirement benefit plans. We calculate the expense for the plans based on actuarial valuations. These valuations are based on assumptions that we make relating to financial market and other economic conditions. Changes in key economic indicators result in changes in the assumptions we use. The key assumptions used to estimate retirement benefit plan expense for the following year are the discount rate and expected long-term rate of return on plan assets. Our pension expense or income can also be affected by legislation and other government regulatory actions.

Although some of our environmental expenditures may be recoverable and we have established reserves, given the many uncertainties involved in assessing liability for environmental claims, our reserves may not be sufficient, which could adversely affect our financial results and cash flows.

As of November 30, 2012, the aggregate range of our estimated future environmental obligations was $189.5 million to $320.9 million and the accrued amount was $189.5 million. We believe the accrued amount for future remediation costs represents the costs that could be incurred by us over the contractual term, if any, or the next fifteen years of the estimated remediation, to the extent they are probable and reasonably estimable. However, in many cases the nature and extent of the required remediation has not yet been determined. Given the many uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient. We evaluate the adequacy of those reserves on a quarterly basis, and adjust them as appropriate. In addition, the reserves are based only on known sites and the known contamination at those sites. It is possible that additional sites needing remediation may be identified or that unknown contamination at previously identified sites may be discovered. It is also possible that the regulatory agencies may change clean-up standards for chemicals of concern such as ammonium perchlorate and trichloroethylene. This could lead to additional expenditures for environmental remediation in the future and, given the uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient.

Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these costs are allowed to be included in our contracts with the U.S. government or reimbursable by Northrop. Prior to the third quarter of fiscal 2010, approximately 12% of environmental reserve adjustments related to our Sacramento site and our former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement on an accrual basis, approximately 37% of environmental reserve adjustments are expensed to the consolidated statements of operations. We are seeking to amend our agreement with the U.S. government to increase the amount allocable to our U.S. government contracts; however, there can be no assurances that we will be successful in this pursuit.

Our environmental expenses related to non-Aerojet sites are generally not recoverable and a significant increase in these estimated environmental expenses could have a significant adverse effect on our operating results, financial condition, and/or cash flows.

Our operations and properties are currently the subject of significant environmental liabilities, and the numerous environmental and other government requirements to which we are subject may become more stringent in the future.

We are subject to federal, state and local laws and regulations that, among other things, require us to obtain permits to operate and install pollution control equipment and regulate the generation, storage, handling, transportation, treatment, and disposal of hazardous and solid wastes. These requirements may become more stringent in the future. Additional regulations dictate how and to what level we remediate contaminated soils and the level to which we are required to clean contaminated groundwater. These requirements may also become more stringent in the future. We may also be subject to fines and penalties relating to the operation of our existing and formerly owned businesses. We have been and are subject to toxic tort and asbestos lawsuits as well as other third-party lawsuits, due to either our past or present use of hazardous substances or the alleged on-site or off-site contamination of the environment through past or present operations. We may incur material costs in defending these claims and lawsuits and any similar claims and lawsuits that may arise in the future. Contamination at our current and former properties is subject to investigation and remediation requirements under federal, state and local laws and regulations, and the full extent of the required remediation has not yet been determined. Any adverse judgment or cash outlay could have a significant adverse effect on our operating results, financial condition, and/or cash flows.

We are from time to time subject to significant litigation, the outcome of which could adversely affect our financial results.

We and our subsidiaries are subject to material litigation. We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management's efforts. Adverse outcomes in litigation could have a material adverse effect on our operating results, financial condition, and/or cash flows.

We face certain significant risk exposures and potential liabilities that may not be adequately covered by indemnity or insurance.

A significant portion of our business relates to developing and manufacturing propulsion systems for defense and space applications, and armament systems for precision tactical weapon systems and munitions applications. New technologies may be untested or unproven. In addition, we may incur significant liabilities that are unique to our products and services. In some, but not all, circumstances, we may receive indemnification from the U.S. government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities. Accordingly, we may be forced to bear substantial costs resulting from risks and uncertainties of our business, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our inability to protect our patents and proprietary rights could adversely affect our businesses' prospects and competitive positions.

We seek to protect proprietary technology and inventions through patents and other proprietary-right protection. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. In addition, we may incur significant expense in protecting our intellectual property.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. These agreements may be breached and remedies for a breach may not be sufficient to compensate us for damages incurred. We generally control and limit access to our product documentation and other proprietary information. Other parties may independently develop our know-how or otherwise obtain access to our technology.

Business disruptions could seriously affect us.

Our business may be affected by disruptions including, but not limited to: threats to physical security of our facilities and employees, including senior executives; terrorist acts; information technology attacks or failures; damaging weather or other acts of nature; and pandemics or other public health crises. The costs related to these events may not be fully mitigated by insurance or other means. Disruptions could affect our internal operations or services provided to customers, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

If our operating subsidiaries do not generate sufficient cash flow or if they are not able to pay dividends or otherwise distribute their cash to us, or if we have insufficient funds on hand, we may not be able to service our debt.

All of the operations of our Aerospace and Defense and Real Estate segments are conducted through subsidiaries. Consequently, our cash flow and ability to service our debt obligations will be largely dependent upon the earnings and cash flows of our operating subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and cash flows and will be subject to applicable laws and any contractual restrictions contained in the agreements governing their debt, if any.

We have a substantial amount of debt. Our ability to operate is limited by the agreements governing our debt.

We have a substantial amount of debt for which we are required to make interest and principal payments. Interest on long-term financing is not a recoverable cost under our U.S. government contracts. As of November 30, 2012, we had $248.7 million of debt. Subject to the limits contained in some of the agreements governing our outstanding debt, we may incur additional debt in the future. Following the proposed acquisition of the Rocketdyne Business, it is anticipated that we will have approximately $759 million of outstanding indebtedness, an increase of approximately $510 million, of which $460 million has been incurred as of January 28, 2013 (see Note 15 in Notes to the Consolidated Financial Statements), as compared with our level of outstanding indebtedness as of November 30, 2012. Our maintenance of higher levels of indebtedness could have adverse consequences including impairing our ability to obtain additional financing in the future.

Our level of debt places significant demands on our cash resources, which could:

- make it more difficult to satisfy our outstanding debt obligations;
- require us to dedicate a substantial portion of our cash for payments related to our debt, reducing the amount of cash flow available for working capital, capital expenditures, entitlement of our real estate assets, and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;
- place us at a competitive disadvantage with respect to our competitors, some of which have lower debt service obligations and greater financial resources than we do;
- limit our ability to borrow additional funds;
- limit our ability to expand our operations through acquisitions; and
- increase our vulnerability to general adverse economic and industry conditions.

If we are unable to generate sufficient cash flow to service our debt and fund our operating costs, our liquidity may be adversely affected.

We are obligated to comply with financial and other covenants outlined in our debt indentures and agreements that could restrict our operating activities. A failure to comply could result in a default under our Senior Credit Facility which would, if not waived by the lenders which likely would come with substantial cost, accelerate the payment of our debt. A payment default under the Senior Credit Facility could result in cross defaults on our 7⅛% Notes and our 4.0625% Convertible Subordinated Debentures (the "4 1/16% Debentures").

Our debt instruments generally contain various restrictive covenants which include, among others, provisions which may restrict our ability to:

- access the full amount of our revolving credit facility and/or incur additional debt;
- enter into certain leases;
- make certain distributions, investments, and other restricted payments;

- cause our restricted subsidiaries to make payments to us;
- enter into transactions with affiliates;
- create certain liens;
- purchase assets or businesses;
- sell assets and, if sold, retain excess cash flow from these sales; and
- consolidate, merge or sell all or substantially all of our assets.

Our secured debt also contains other customary covenants, including, among others, provisions:

- relating to the maintenance of the property collateralizing the debt; and
- restricting our ability to pledge assets or create other liens.

In addition, certain covenants in our bank facility require that we maintain certain financial ratios.

Based on our existing debt agreements, we were in compliance with our financial and non-financial covenants as of November 30, 2012. Any of the covenants described in this risk factor may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of the Senior Credit Facility, the 7 1/8% Notes and the 4 1/16% Debentures. In addition, our failure to pay principal and interest when due is a default under the Senior Credit Facility, and in certain cases, would cause cross defaults on the 7 1/8% Notes and 4 1/16% Debentures. We have limited collateral available for additional financing due to the fact that our indebtedness under the Senior Credit Facility is secured by (i) all equity interests owned or held by the Company and Aerojet, including interests in Easton and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the Company and Aerojet and (ii) substantially all of the tangible and intangible personal property and assets of the Company and Aerojet. In addition, our indebtedness under the Senior Credit Facility is secured by certain real property owned by the Company and Aerojet located in Orange, Virginia and Redmond, Washington. The Company's real property located in California, including the real estate holdings of Easton, is excluded from the collateral securing the Senior Credit Facility.

The real estate market involves significant risk, which could adversely affect our financial results.

Our real estate activities involve significant risks, which could adversely affect our financial results. We are subject to various risks, including the following:

- we may be unable to obtain, or suffer delays in obtaining, necessary re-zoning, land use, building, occupancy, and other required governmental permits and authorizations, which could result in increased costs or our abandonment of these projects;
- we may be unable to complete environmental remediation or to have state and federal environmental restrictions on our property lifted, which could cause a delay or abandonment of these projects;
- we may be unable to obtain sufficient water sources to service our projects, which may prevent us from executing our plans;
- our real estate activities may require significant expenditures and we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our plans;
- economic and political uncertainties could have an adverse effect on consumer buying habits, construction costs, availability of labor and materials and other factors affecting us and the real estate industry in general;
- our property is subject to federal, state, and local regulations and restrictions that may impose significant limitations on our plans;
- much of our property is raw land that includes the natural habitats of various endangered or protected wildlife species requiring mitigation;

- if our land use plans are approved by the appropriate governmental authorities, we may face lawsuits from those who oppose such plans. Such lawsuits and the costs associated with such opposition could be material and have an adverse effect on our ability to sell property or realize income from our projects; and
- the time frame required for approval of our plans means that we will have to wait years for a significant cash return.

Substantially all of our excess real estate, that we are in the process of entitling for new opportunities, is located in Sacramento County, California making us vulnerable to changes in economic and other conditions in that particular market.

As a result of the geographic concentration of our properties, our long-term real estate performance and the value of our properties will depend upon conditions in the Sacramento region, including:

- the sustainability and growth of industries located in the Sacramento region;
- the financial strength and spending of the State of California;
- local real estate market conditions;
- changes in neighborhood characteristics;
- changes in interest rates; and
- real estate tax rates.

If unfavorable economic or other conditions continue in the region, our plans and business strategy could be adversely affected.

We may incur additional costs related to past or future divestitures, which could adversely affect our financial results.

In connection with our divestitures of the Fine Chemicals and GDX Automotive businesses in fiscal 2005 and fiscal 2004, respectively, we have incurred and may incur additional costs, including costs related to the closure of a manufacturing facility in Chartres, France. As of November 30, 2012, we classified our LDACS program as assets held for sale because we expect that we will be required to divest the LDACS product line in order to consummate the acquisition of the Rocketdyne Business. As part of these and other divestitures, we have provided customary indemnification to the purchasers for such matters as claims arising from the operation of the businesses prior to disposition, including warranty and income tax matters, and liability to investigate and remediate certain environmental contamination existing prior to disposition. These additional costs and the indemnification of the purchasers of our former or current businesses may require additional cash expenditures, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

In order to be successful, we must attract and retain key employees.

Our business has a continuing need to attract large numbers of skilled personnel, including personnel holding security clearances, to support the growth of the enterprise and to replace individuals who have terminated employment due to retirement or for other reasons. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting, or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet. In addition, our inability to appropriately plan for the transfer or replacement of appropriate intellectual capital and skill sets critical to us could result in business disruptions and impair our ability to achieve business objectives.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could adversely affect our financial results.

As of November 30, 2012, 13% of our 3,391 employees were covered by collective bargaining agreements. In June 2011, we entered into a new collective bargaining agreement with substantially all of our covered employees through June 2014. In the future, if we are unable to negotiate acceptable new agreements with the unions, upon expiration of the existing contracts, we could experience a strike or work stoppage. Even if we are successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. If our unionized workers were to engage in a strike or other work stoppage, or other non-unionized operations were to become unionized, we could experience a significant disruption of operations at our facilities or higher ongoing labor costs. A strike or other work stoppage in the facilities of any of our major customers or suppliers could also have similar effects on us.

Due to the nature of our business, our sales levels may fluctuate causing our quarterly operating results to fluctuate.

Our quarterly and annual sales are affected by a variety of factors that may lead to significant variability in our operating results. In our Aerospace and Defense segment, sales earned under long-term contracts are recognized either on a cost basis, when deliveries are made, or when contractually defined performance milestones are achieved. The timing of deliveries or milestones may fluctuate from quarter to quarter. In our Real Estate segment, sales of property may be made from time to time, which may result in variability in our operating results and cash flows.

Failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002 could negatively impact the market price of our common stock. "Out of period" adjustments could require us to restate or revise previously issued financial statements.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We rely on numerous manual processes to manage our business, which increases our risk of having an internal control failure. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report by management on the effectiveness of our internal control over financial reporting in our Annual Reports on Form 10-K. In addition, our independent registered public accounting firm must report on the effectiveness of the internal control over financial reporting. Although we review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, if we or our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which these controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules and/or regulations differently from our interpretation, then they may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

In addition, we have in the past recorded, and may in the future record, out of period adjustments to our financial statements. In making such adjustments we apply the analytical framework of SEC Staff Accounting Bulletin No. 99, "*Materiality*" ("SAB 99"), to determine whether the effect of any out of period adjustment to our financial statements is material and whether such adjustments, individually or in the aggregate, would require us to restate or revise our financial statements for previous periods. Under SAB 99, companies are required to apply quantitative and qualitative factors to determine the "materiality" of particular adjustments. We recorded out of period adjustments in fiscal 2012 and other prior periods, and in each instance determined that the adjustments were not material to the period in which the error originated or was corrected. In the future we may identify further out of period adjustments impacting our interim or annual financial statements. Depending upon the complete qualitative and quantitative analysis, this could result in us restating or revising previously issued financial statements.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Significant operating, manufacturing, research, design, and/or marketing locations are set forth below.

Facilities

Corporate Headquarters

GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

Operating/Manufacturing/Research/Design/Marketing Locations

Aerospace and Defense	Design/Manufacturing Facilities:	Marketing/Sales Offices:
Aerojet-General Corporation	Camden, Arkansas*	Arlington, Virginia*
Sacramento, California	Clearfield, Utah*	Huntsville, Alabama*
	Gainesville, Virginia*	Washington, DC*
	Huntsville, Alabama*	
	Jonesborough, Tennessee**	
	Orange, Virginia	
	Rancho Cordova, California (owned and leased)	
	Redmond, Washington	
	Socorro, New Mexico*	
	Vernon, California*	
	Woodland Hills, California*	

Real Estate
Rancho Cordova, California

---

* An asterisk next to a facility listed above indicates that it is a leased property.

** This facility is owned and operated by Aerojet Ordnance Tennessee, Inc., a wholly-owned subsidiary of Aerojet.

We believe each of the facilities is adequate for the business conducted at that facility. The facilities are suitable and adequate for their intended purpose and taking into account current and planned future needs.

Item 3. ***Legal Proceedings***

Groundwater Litigation

In December 2011, Aerojet received notice of a lawsuit styled *Sun Ridge LLC, et al. v. Aerojet-General Corporation, et al.*, Case No. 34-2011-00114675, filed in Sacramento County Superior Court. The complaint, which also named McDonnell Douglas Corporation (now Boeing Corporation), was filed by owners of properties adjacent to the Aerojet property in Rancho Cordova, California and alleges damages attributable to contamination of groundwater including diminution of property value and increased costs associated with ensuring water supplies in connection with the real estate development. That matter was dismissed without prejudice and the parties entered into settlement discussions. The parties have tentatively agreed to participate in mediation in the first half of 2013. Since this matter is in the early stages, the Company is currently unable to reasonably estimate what the outcome of this complaint will be. Accordingly, no estimate of liability has been accrued for this matter at November 30, 2012. The Company believes that any possible future expenditure related to this claim would be partially recoverable through the Company's government contracts.

Natural Resource Damage ("NRD") Assessment Claim

The Company previously manufactured products for the automotive industry at a Toledo, Ohio site, which was adjacent to the Ottawa River. This facility was divested in 1990 and the Company indemnified the buyer for claims and liabilities arising out of certain pre-divestiture environmental matters. In August 2007, the Company, along with numerous other companies, received from the United States Department of Interior Fish and Wildlife Service a notice of a NRD Assessment Plan for the Ottawa River and Northern Maumee Bay. A group of PRPs, including the Company, was formed to respond to the NRD assessment and to pursue funding from the Great Lakes Legacy Act for primary restoration. The restoration project performed by the group consisted of river dredging and land-filling river sediments with a total project cost in the range of approximately $47 million to $49 million, one half of which was funded through the Great Lakes Legacy Act and the net project costs to the PRP group was estimated at $23.5 million to $24.5 million. The dredging of the river that began in December 2009 has been completed. In February 2011, the parties reached an agreement on allocation. As of November 30, 2012, the estimated range of the Company's share of anticipated costs for the NRD matter was zero to $0.4 million. None of the expenditures related to this matter are recoverable. Still unresolved at this time is the actual NRD Assessment itself. Negotiations with the State and Federal Trustees are ongoing.

Textileather, Inc. ("Textileather")

In 2008, Textileather, the current owner of the former Toledo, Ohio site, filed a lawsuit against the Company claiming, among other things, that the Company failed to indemnify and defend Textileather for certain contractual environmental obligations. A second suit related to past and future Resource Conservation Recovery Act ("RCRA") closure costs was filed in late 2009. On May 5, 2010, the District Court granted the Company's Motion for Summary Judgment, thereby dismissing the claims in the initial action. Textileather appealed to the Sixth Circuit Court of Appeals. On September 11, 2012, the Court of Appeals affirmed the District Court's decision with respect to Textileather's Comprehensive Environmental Response Compensation and Liability Act cost recovery claims, but reversed the decision to dismiss its breach of contract claims. The case was remanded to the District Court for further proceedings consistent with the opinion of the Court of Appeals. The District Court is likely to address such issues as allocation of costs subject to GenCorp's indemnification obligations as well as significant defenses raised by GenCorp in its Motion for Summary Judgment, which was not ruled on by the Court when it granted GenCorp's Summary Judgment Motion. At the direction of the District Court, the principals commenced informal settlement negotiations. The negotiations were unsuccessful and the Court is preparing a Case Management Order that will likely set a trial date near the end of 2013. As of November 30, 2012, the estimated anticipated costs and accrued amount for the Textileather matter was $2.6 million which is included as a component of the Company's environmental reserves. None of the expenditures related to this matter are recoverable.

Asbestos Litigation

The Company has been, and continues to be, named as a defendant in lawsuits alleging personal injury or death due to exposure to asbestos in building materials, products, or in manufacturing operations. The majority of cases are pending in Texas and Pennsylvania. There were 141 asbestos cases pending as of November 30, 2012.

Given the lack of any significant consistency to claims (i.e., as to product, operational site, or other relevant assertions) filed against the Company, the Company is unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. Accordingly, no estimate of future liability has been accrued for such contingencies.

In 2011, Aerojet received a letter demand from AMEC, plc, the successor entity to the 1981 purchaser of the business assets of Barnard & Burk, Inc., a former Aerojet subsidiary, for Aerojet to assume the defense of twenty-one asbestos cases, involving 264 plaintiffs, pending in Louisiana and reimbursement of over $1.0 million in past legal fees and expenses. AMEC is asserting that Aerojet retained those liabilities when it sold the Barnard & Burk assets and agreed to indemnify the purchaser therefor. Under the relevant purchase agreement, the purchaser assumed only certain, specified liabilities relating to the operation of Barnard & Burk before the sale, with Barnard & Burk retaining all unassumed pre-closing liabilities, and Aerojet agreed to indemnify the purchaser against unassumed liabilities that are asserted against it. Based on the information provided, Aerojet declined to accept the liability and requested additional information from AMEC pertaining to the basis of the demand. Accordingly, no estimate of liability has been accrued for this matter as of November 30, 2012.

The following table sets forth information related to asbestos litigation:

	Year Ended		
	2012	2011	2010
	(Dollars in thousands)		
Claims filed	19***	28**	27*
Claims consolidated	—	—	—
Claims dismissed	21	20	15
Claims settled	3	3	5
Claims pending	141	146	141
Aggregate settlement costs	$ 53	$ 70	$105
Average settlement costs	$ 18	$ 23	$ 21

* This number is net of six cases tendered to a third party under a contractual indemnity obligation.

** This number is net of one case tendered to a third party under a contractual indemnity obligation.

*** This number is net of two cases tendered to a third party under a contractual indemnity obligation.

Legal and administrative fees for the asbestos cases for fiscal 2012, 2011 and 2010 were $0.4 million for all years presented.

Subpoena Duces Tecum

On September 23, 2010, the Company received a subpoena duces tecum from the U.S. Army Criminal Investigation Command, acting on behalf of the Office of the Inspector General of the DoD, requesting that the Company produce a variety of documents pertaining to the use of certain cost estimating factors under its contracts with the DoD. The Company has completed its response to the subpoena through multiple document productions, and met with the investigators on September 27, 2012 and February 1, 2013 and provided further analysis regarding the use of factors on certain contracts compared to incurred material costs. The investigation continues but no financial demand has been made; accordingly, the Company is currently unable to reasonably estimate what the outcome of this civil investigation will be or the impact, if any, the investigation may have on the Company's operating results, financial condition, and/or cash flows. Accordingly, no estimate of future liability has been accrued for at November 30, 2012. The Company has and continues to cooperate fully with the investigation.

Snappon SA Wrongful Discharge Claims

In November 2003, the Company announced the closing of a manufacturing facility in Chartres, France owned by Snappon SA, a subsidiary of the Company, previously involved in the automotive business. In accordance with French law, Snappon SA negotiated with the local workers' council regarding the implementation of a social plan for the employees. Following the implementation of the social plan, approximately 188 of the 249 former Snappon employees sued Snappon SA in the Chartres Labour Court alleging wrongful discharge. The claims were heard in two groups. On February 19, 2009, the Versailles Court of Appeal issued a decision in favor of Group 2 plaintiffs and based on this, the Court awarded €1.9 million plus interest. On April 7, 2009, the Versailles Court of Appeal issued a decision in favor of Group 1 plaintiffs and based on this, the Court awarded €1.0 million plus interest. During the second quarter of fiscal 2009, Snappon SA filed for declaration of suspensions of payments with the clerk's office of the Paris Commercial Court. The employee claims were discharged through the liquidation proceedings, except as to two former employees whose claims remain outstanding. During fiscal 2009, the Company accrued a loss contingency of €2.9 million plus interest for this matter. During fiscal 2012, the Company released $3.8 million of the loss contingency reserve to reflect the discharged employee claims leaving a reserve of $0.2 million as of November 30, 2012.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholders' Matters and Issuer Purchases of Equity Securities*

As of January 31, 2013, there were 7,773 holders of record of the common stock. On January 31, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $10.73 per share.

Our Senior Credit Facility (described in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Liquidity and Capital Resources") restricts the payment of dividends and we do not anticipate paying cash dividends in the foreseeable future.

Information concerning long-term debt, including material restrictions relating to payment of dividends on our common stock appears in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Liquidity and Capital Resources" and in Part II, Item 8. Consolidated Financial Statements and Supplementary Data at Note 5 in Notes to Consolidated Financial Statements. Information concerning securities authorized for issuance under our equity compensation plans appears in Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters under the caption "Equity Compensation Plan Information."

Common Stock

Our common stock is listed on the New York Stock Exchange under the trading symbol "GY." The following table lists, on a per share basis for the periods indicated, the high and low sale prices for the common stock as reported by the New York Stock Exchange:

	Common Stock Price	
Year Ended November 30,	**High**	**Low**
2012		
First Quarter	$ 6.15	$5.20
Second Quarter	$ 7.27	$5.75
Third Quarter	$ 9.25	$5.69
Fourth Quarter	$10.38	$8.05
2011		
First Quarter	$ 5.40	$4.95
Second Quarter	$ 7.09	$5.07
Third Quarter	$ 6.58	$3.93
Fourth Quarter	$ 5.44	$3.74

Stock Performance Graph

The following graph compares the cumulative total shareholder returns on $100 invested in our Common Stock in November 2007 with the cumulative total return of (i) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), and (ii) the Standard & Poor's 500 Aerospace & Defense Index. The stock price performance shown on the graph is not necessarily indicative of future performance.

Comparison of Cumulative Total Shareholder Return
Among GenCorp, S&P 500 Index, and the S&P 500 Aerospace & Defense Index,
November 2007 through November 2012

Comparison of Cumulative Five Year Total Return


$150
$100
$50
$0
GenCorp Inc.
S&P 500 Index
S&P 500 Aerospace & Defense
2007
2008
2009
2010
2011
2012

Company/Index	Base Period 2007	As of November 30, 2008	2009	2010	2011	2012
GenCorp Inc.	$100.00	$23.64	$64.55	$40.58	$44.96	$ 76.03
S&P 500 Index	100.00	61.91	77.62	85.34	92.02	106.87
S&P 500 Aerospace & Defense	100.00	58.13	76.52	86.76	94.27	106.62

Item 6. *Selected Financial Data*

The following selected financial data is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto in Item 8. Consolidated Financial Statements and Supplementary Data, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended				
	2012	2011	2010	2009	2008
	(In millions, except per share amounts)				
Net sales	$994.9	$918.1	$857.9	$795.4	$ 742.3
Net (loss) income:					
(Loss) income from continuing operations, net of income taxes	$ (5.7)	$ 2.9	$ 6.0	$ 58.9	$ (5.1)
Income (loss) from discontinued operations, net of income taxes	3.1	—	0.8	(6.7)	(0.1)
Net (loss) income	$ (2.6)	$ 2.9	$ 6.8	$ 52.2	$ (5.2)
Basic (loss) earnings per share of Common Stock					
(Loss) income from continuing operations, net of income taxes	$ (0.09)	$ 0.05	$ 0.11	$ 1.00	$ (0.09)
Income (loss) from discontinued operations, net of income taxes	0.05	—	0.01	(0.11)	—
Total	$ (0.04)	$ 0.05	$ 0.12	$ 0.89	$ (0.09)
Diluted (loss) earnings per share of Common Stock					
(Loss) income from continuing operations, net of income taxes	$ (0.09)	$ 0.05	$ 0.11	$ 0.96	$ (0.09)
Income (loss) from discontinued operations, net of income taxes	0.05	—	0.01	(0.10)	—
Total	$ (0.04)	$ 0.05	$ 0.12	$ 0.86	$ (0.09)
Supplemental statement of operations information:					
Income (loss) from continuing operations before income taxes	$ 13.2	$ 9.0	$ 2.1	$ 41.3	$ (4.2)
Interest expense	22.3	30.8	37.0	38.6	37.2
Interest income	(0.6)	(1.0)	(1.6)	(1.9)	(4.2)
Depreciation and amortization	22.3	24.6	27.9	25.7	25.5
Retirement benefit expense (benefit)	41.0	46.4	41.9	(11.9)	8.0
Unusual items in continuing operations					
Shareholder agreement and related costs	—	—	—	—	16.8
Defined benefit pension plan amendment	—	—	—	—	14.6
Executive severance agreements	—	—	1.4	3.1	—
Rocketdyne Business acquisition related costs	11.6	—	—	—	—
Loss on legal matters and settlements	0.7	4.1	2.8	1.3	2.9
Loss on bank amendment	—	1.3	0.7	0.2	—
Loss on debt repurchased	0.4	0.2	1.2	—	—
Gain on legal settlement and insurance recoveries	—	—	(2.7)	—	(1.2)
Adjusted EBITDAP (Non-GAAP measure)	$110.9	$115.4	$110.7	$ 96.4	$ 95.4
Cash flow information:					
Cash flow provided by operating activities	$ 86.2	$ 76.8	$148.1	$ 50.3	$ 28.0
Cash flow (used in) provided by investing activities	(36.6)	5.6	(43.5)	(14.3)	(21.3)
Cash flow used in financing activities	(75.5)	(75.9)	(49.4)	(2.4)	(6.3)
Balance Sheet information:					
Total assets	$919.3	$939.5	$991.5	$934.9	$1,004.5
Long-term debt, including current maturities	248.7	326.4	392.7	421.6	416.1

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Unless otherwise indicated or required by the context, as used in this Annual Report on Form 10-K, the terms "we," "our" and "us" refer to GenCorp Inc. and all of its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America ("GAAP").

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations with an overview of our business and operations, followed by a discussion of our results of operations, including results of our operating segments, for the past three fiscal years. We then provide an analysis of our liquidity and capital resources, including discussions of our cash flows, debt arrangements, sources of capital, and contractual obligations. In the next section, we discuss the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

The following discussion should be read in conjunction with the other sections of this Report, including the Consolidated Financial Statements and Notes thereto appearing in Item 8. Consolidated Financial Statements and Supplementary Data of this Report, the risk factors appearing in Item 1A. Risk Factors of this Report, and the disclaimer regarding forward-looking statements appearing at the beginning of Item 1. Business of this Report. Historical results set forth in Item 6. Selected Financial Data and Item 8. Consolidated Financial Statements and Supplementary Data of this Report should not be taken as indicative of our future operations.

Overview

We are a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We develop and manufacture propulsion systems for defense and space applications, and armaments for precision tactical and long range weapon systems applications.

A summary of the significant financial highlights for fiscal 2012 which management uses to evaluate our operating performance and financial condition is presented below.

- Net sales for fiscal 2012 increased to $994.9 million from $918.1 million for fiscal 2011.
- Net loss for fiscal 2012 was ($2.6) million, or ($0.04) loss per share, compared to a net income of $2.9 million, or $0.05 diluted income per share, for fiscal 2011.
- Adjusted EBITDAP (Non-GAAP measure) for fiscal 2012 was $110.9 million or 11.1% of net sales, compared to $115.4 million or 12.6% of net sales, for fiscal 2011.
- Segment performance (Non-GAAP measure) before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items was $119.2 million for fiscal 2012, compared to $114.2 million for fiscal 2011.
- Cash provided by operating activities in fiscal 2012 totaled $86.2 million, compared to $76.8 million in fiscal 2011.
- Free cash flow (Non-GAAP measure) in fiscal 2012 totaled $49.0 million, compared to $55.7 million in fiscal 2011.
- As of November 30, 2012, we had $86.6 million in net debt (Non-GAAP measure) compared to $138.4 million as of November 30, 2011.
- Funded backlog was $1,018 million as of November 30, 2012 compared to $902 million as of November 30, 2011.

We provide Non-GAAP measures as a supplement to financial results based on GAAP. A reconciliation of the Non-GAAP measures to the most directly comparable GAAP measures is presented later in the Management's Discussion and Analysis under the heading "Operating Segment Information" and "Use of Non-GAAP Financial Measures."

In July 2012, we signed a definitive agreement to acquire the Rocketdyne Business from UTC for $550 million. The purchase price of $550 million, which is subject to adjustment for changes in working capital and other specified items, is expected to be financed with a combination of cash on hand and issuance of debt. The acquisition of the Rocketdyne Business is conditioned upon, among other things, the receipt of required regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the acquisition is expected to close in the first half of 2013. If the Acquisition is not completed, we will be required to pay a termination fee of up to $20.0 million in the event that the Purchase Agreement is terminated in certain circumstances.

The Rocketdyne Business is the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S. For more than 50 years, the Rocketdyne Business has set the standard in space propulsion design, development and manufacturing. The Rocketdyne Business has powered nearly all of NASA's human-rated launch vehicles to date and has recorded more than 1,600 space launches.

We believe the Rocketdyne Business acquisition will provide strategic value for the country, our customers, and our stakeholders. The combined enterprise will be better positioned to compete in a dynamic, highly competitive marketplace, and provide more affordable products for our customers. In addition, this transaction is expected to almost double our net sales and provide additional growth opportunities as we build upon the complementary capabilities of each legacy company.

On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7 ⅛% Notes. The 7 ⅛% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the U.S. in accordance with Regulation S under the Securities Act. We intend to use the net proceeds of the 7 ⅛% Notes offering to fund, in part, the proposed acquisition of the Rocketdyne Business, and to pay related fees and expenses. The proceeds from the 7 ⅛% Notes offering were deposited into escrow pending the consummation of the proposed Acquisition. If the Acquisition is not consummated on or prior to July 21, 2013 (subject to a one-month extension upon satisfaction of certain conditions) or upon the occurrence of certain other events, the 7 ⅛% Notes will be subject to a special mandatory redemption at a price equal to 100% of the issue price of the 7 ⅛% Notes, plus accrued and unpaid interest, if any, to, but not including the date of the special mandatory redemption. See Note 15 in Notes to the Consolidated Financial Statements.

In connection with the financing of the Acquisition, we also intend to borrow the $50 million New Term Loan under our Senior Credit Facility, which is available in a single draw until 360 days after August 16, 2012 to fund the Acquisition (or to be deposited in an account held by the administrative agent under our Senior Credit Facility in anticipation of the Acquisition).

We expect to incur substantial expenses in connection with the Acquisition and the integration of our operations with the Rocketdyne Business. We incurred $11.6 million of expenses related to the proposed acquisition of the Rocketdyne Business in fiscal 2012. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, marketing, and benefits. While we have assumed that a certain level of expenses will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate.

As of November 30, 2012, we classified our LDACS program as assets held for sale because we expect that we will be required to divest the LDACS product line in order to finalize the acquisition of the Rocketdyne Business. The net sales associated with the LDACS program totaled $34.3 million in fiscal 2012. See Note 13 in Notes to the Consolidated Financial Statements.

We are operating in an environment that is characterized by both increasing complexity in the global security environment, as well as continuing worldwide economic pressures. A significant component of our strategy in this environment is to focus on delivering excellent performance to our customers, driving improvements and efficiencies across our operations, and creating value through the enhancement and expansion of our business.

Some of the significant challenges we face are as follows: dependence upon government programs and contracts, future reductions or changes in U.S. government spending in our industry, integration of the possible Rocketdyne Business acquisition, environmental matters, capital structure, an underfunded pension plan, and implementation of our ERP system. Some of these matters are discussed in more detail below.

Major Customers

The principal end user customers of our products and technology are agencies of the U.S. government. Since a majority of our sales are, directly or indirectly, to the U.S. government, funding for the purchase of our products and services generally follows trends in U.S. aerospace and defense spending.

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2012	2011	2010
Raytheon	37%	36%	37%
Lockheed Martin	32	28	27

Sales to the U.S. government and its agencies, including sales to our significant customers discussed above, were as follows (dollars in millions):

	U.S. Government Sales	Percent of Net Sales
Fiscal 2012	$936.9	94%
Fiscal 2011	855.8	93
Fiscal 2010	786.1	92

The Standard Missile program, which is included in the U.S. government sales, represented 25%, 24%, and 26% of net sales for fiscal 2012, 2011, and 2010, respectively.

Industry Update

Our primary aerospace and defense customers include the DoD, and its agencies, the government prime contractors that supply products to these customers, and NASA. As a result, we rely on particular levels of U.S. government spending on propulsion systems for defense and space applications and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the Executive Branch must propose and Congress must approve funds for a given program each government fiscal year and may significantly change — increase, reduce or eliminate — funding for a program. A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

For the GFY ended September 30, 2012 and beyond, federal department/agency budgets are expected to remain under pressure due to the financial impacts from spending cap agreements contained in the Budget Control Act, as well as from on-going military operations and the cumulative effects of annual federal budget deficits and rising U.S. federal debt. As a result, the DoD GFY 2013 budget request submitted to Congress on February 13, 2012 is $525.4 billion for the base budget, $45 billion below the amount planned for GFY 2013 a year ago and $5.2 billion below the final GFY 2012 appropriated amount. The DoD budget request includes cuts and other initiatives that will reduce DoD spending by $259 billion over the next five years and $487 billion over ten years, consistent with the Budget Control Act. The NASA GFY 2013 budget request is $17.7 billion.

Since the bicameral and bipartisan Congressional Joint Select Committee on Deficit Reduction created by the Budget Control Act of 2011 charged with reducing the deficit by an additional $1.2 trillion over the ten years beginning with GFY 2013 failed to reach a compromise, additional discretionary spending caps (sequestration) were expected to be triggered beginning on January 2, 2013 when Congress and the Administration were not able to reach agreement on means to reduce the deficit by $1.2 trillion. However, the agreement that led to enactment of the American Taxpayer Relief Act of 2012 included a two month delay to sequestration in order to allow additional time to continue work on reaching an agreement on discretionary spending levels. Subsequently, there remains a significant level of uncertainty and lack of detail available to predict specific future aerospace and defense spending. However, defense and aerospace contractors will likely only gradually feel the effects of any additional cuts over the next year as research and development and procurement funding already appropriated are spent over two to three years, respectively.

Environmental Matters

Our current and former business operations are subject to, and affected by, federal, state, local, and foreign environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation, and remediation of certain materials, substances, and wastes. Our policy is to conduct our business with due regard for the preservation and protection of the environment. We continually assess compliance with these regulations and we believe our current operations are materially in compliance with all applicable environmental laws and regulations.

Summary of our environmental reserve, estimated range of liability, and recoverable amounts as of November 30, 2012 is presented below:

	Reserve	Recoverable Amount(1)	Estimated Range of Liability
		(In millions)	
Sacramento	$140.5	$102.5	$140.5 — $220.5
Baldwin Park Operable Unit	31.2	22.8	31.2 — 63.5
Other Aerojet sites	10.8	10.1	10.8 — 25.8
Other sites	7.0	0.8	7.0 — 11.1
Total	$189.5	$136.2	$189.5 — $320.9

(1) Excludes the long-term receivable from Northrop of $69.3 million as of November 30, 2012.

Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these future costs are allowable to be included in our contracts with the U.S. government and allocable to Northrop until the cumulative expenditure limitation is reached. Prior to the third quarter of fiscal 2010, approximately 12% of such costs related to our Sacramento site and our former Azusa site were not reimbursable and were therefore directly charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs were not reimbursable and were therefore directly charged to the consolidated statements of operations. However, we are seeking to amend our agreement with the U.S. government to increase the amount allocable to U.S. government contracts. There can be no assurances that we will be successful in this pursuit.

The inclusion of such environmental costs in our contracts with the U.S. government does impact our competitive pricing and earnings; however, we believe that this impact is mitigated by driving improvements and efficiencies across our operations as well as our ability to deliver innovative and quality products to our customers.

Capital Structure

Although we substantially reduced our debt levels, improved our maturity profile, increased liquidity, and increased our credit ratings during fiscal 2012, we still have a substantial amount of debt for which we are required to make interest and principal payments. Interest on long-term financing is not a recoverable cost under our U.S. government contracts. As of November 30, 2012, we had $248.7 million of total debt outstanding.

Following the proposed acquisition of the Rocketdyne Business, it is anticipated that we will have approximately $759 million of outstanding indebtedness, representing an increase of approximately $510 million from our outstanding indebtedness as of November 30, 2012, of which $460 million has been incurred as of January 28, 2013 through the sale of the 7⅛% Notes (see Note 15 in Notes to the Consolidated Financial Statements), and $50 million is expected to be incurred through the borrowing of the New Term Loan under the Senior Credit Facility.

Retirement Benefits

The decline in the discount rate used to measure the present value of the defined benefit pension liabilities from our fiscal year end 2011 to our fiscal year end 2012 resulted in a significant increase in the unfunded pension obligation for our tax-qualified defined benefit pension plan. The unfunded pension obligation for our tax-qualified defined benefit pension plan was $454.5 million as of November 30, 2012 with total defined benefit pension assets of $1,243.1 million as of such date. However, as a result of MAP-21, which was signed into law on July 6, 2012 and provides temporary relief for employers who sponsor defined benefit pension plans, we do not expect to make any cash contributions to our tax-qualified defined benefit pension plan until fiscal 2015 or later. In addition, under the Office of Federal Procurement Policy rules, we will recover portions of any required pension funding through our government contracts and we estimate that approximately 84% of our unfunded pension obligation as of November 30, 2012 is related to our government contracting business.

We estimate that our retirement benefit expense will be approximately $64 million in fiscal 2013.

The funded status of the pension plan may be adversely affected by the investment experience of the plan's assets, by any changes in U.S. law and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements. Accordingly, if the performance of our plan's assets does not meet our assumptions, if there are changes to the Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plan could be higher than we expect.

Implementation of ERP System

During fiscal 2010, we conducted a thorough review of our business to assess the effectiveness of our current business processes and supporting information systems. After extensive study and analysis, we determined that there are many potential benefits from the investment in a state-of-the-art ERP system. The benefits will be achieved through the integration of our data and processes into one single system based upon industry best business practices.

We selected the Oracle Business Suite as our ERP solution and work began on the project in fiscal 2011. We have committed a full-time cross-functional team of employees to work with our ERP partner and our systems integrator. This team is responsible for ensuring that the system configuration is consistent with our business requirements and best business practices, coordinating data migration, addressing change management issues, testing controls, resolving implementation issues and developing a user training program. We anticipate the one-time cost of implementation, both capital and expense, will range from approximately $32 million to $37 million, consisting primarily of software and hardware costs, system integrator costs, labor costs, and data migration. We anticipate completing the ERP project in fiscal 2013. Through November 2012, we have expended $29.0 million of our implementation costs of which $23.4 million represents capital expenditures.

We expect that the new ERP system will provide reliable, transparent, and real-time data access providing us with the opportunity to make better and faster business decisions. We expect the integration among various functional areas will lead to improved communication, productivity and efficiency. These improvements should enhance our ability to respond to our customers' needs and lead to increased customer satisfaction. Other advantages we expect to realize by centralization of our current systems into an ERP system are to eliminate difficulties in synchronizing changes between multiple systems, improve coordination of business processes that cross functional boundaries and provide a top-down view of the enterprise.

Results of Operations

	Year Ended		
	2012	2011	2010
	(In millions, except per share amounts)		
Net sales	$994.9	$918.1	$857.9
Operating costs and expenses:			
Cost of sales (exclusive of items shown separately below)	869.6	799.3	753.9
Selling, general and administrative	41.9	40.9	26.7
Depreciation and amortization	22.3	24.6	27.9
Other expense, net	26.2	14.5	11.9
Total operating costs and expenses	960.0	879.3	820.4
Operating income	34.9	38.8	37.5
Non-operating (income) expense			
Interest expense	22.3	30.8	37.0
Interest income	(0.6)	(1.0)	(1.6)
Total non-operating expense, net	21.7	29.8	35.4
Income from continuing operations before income taxes	13.2	9.0	2.1
Income tax provision (benefit)	18.9	6.1	(3.9)
(Loss) income from continuing operations	(5.7)	2.9	6.0
Income from discontinued operations, net of income taxes	3.1	—	0.8
Net (loss) income	$ (2.6)	$ 2.9	$ 6.8

Net sales

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
			(In millions)			
Net sales	$994.9	$918.1	$76.8	$918.1	$857.9	$60.2

* *Primary reason for change.* The increase in net sales was primarily due to (i) increased deliveries on the THAAD program generating $39.6 million in additional net sales; (ii) increase of $34.5 million in the various Standard Missile programs primarily from the timing of deliveries; and (iii) increased engineering technology activities on the T3 contracts resulting in $17.7 million of additional net sales. The increase in net sales was partially offset by a reduction of $24.9 million on the Hawk program due to the completion of the production contract in the first quarter of fiscal 2012.

** *Primary reason for change.* The increase in net sales was primarily due to the following: (i) an increase of $27.7 million in the various air-breathing propulsion programs primarily due to the prior year's awards on SSST and T3 contracts; (ii) awards received in fiscal 2010 on the Hawk program resulting in $24.8 million of additional net sales; and (iii) awards received in fiscal 2010 on the Bomb Live Unit — 129B composite case resulting in $22.2 million of additional net sales. The increase in net sales was partially offset by a decrease of $22.0 million on the Orion program due to NASA funding constraints.

Sales by contract type were as follows:

	Year Ended		
	2012	2011	2010
Fixed-price contracts	52%	53%	50%
Cost reimbursable contracts	42	41	43
Other sales including commercial contracts and real estate activities	6	6	7
Total	100%	100%	100%

Cost of sales (exclusive of items shown separately below)

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
	(In millions, except percentage amounts)					
Cost of sales (exclusive of items shown separately below)	$869.6	$799.3	$70.3	$799.3	$753.9	$45.4
Percentage of net sales	87.4%	87.1%		87.1%	87.9%	
Components of cost of sales:						
Cost of sales excluding retirement benefit expense	$850.7	$778.3	$72.4	$778.3	$724.6	$53.7
Retirement benefit plan expense	18.9	21.0	(2.1)	21.0	29.3	(8.3)
Cost of sales	$869.6	$799.3	$70.3	$799.3	$753.9	$45.4

* *Primary reason for change.* Cost of sales as a percentage of net sales was essentially unchanged.

** *Primary reason for change.* The decrease in costs of sales as a percentage of net sales was primarily driven by lower non-cash aerospace and defense retirement benefit plan expense of $8.3 million. See discussion of "Retirement Benefit Plans" below.

Selling, general and administrative ("SG&A")

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
	(In millions, except percentage amounts)					
SG&A	$41.9	$40.9	$ 1.0	$40.9	$26.7	$14.2
Percentage of net sales	4.2%	4.5%		4.5%	3.1%	
Components of SG&A:						
SG&A excluding retirement benefit expense and stock based compensation	$13.3	$11.8	$ 1.5	$11.8	$13.7	$(1.9)
Retirement benefit plan expense	22.1	25.4	(3.3)	25.4	12.6	12.8
Stock-based compensation	6.5	3.7	2.8	3.7	0.4	3.3
SG&A	$41.9	$40.9	$ 1.0	$40.9	$26.7	$14.2

* *Primary reason for change.* The increase in SG&A expense is primarily related to (i) an increase of $2.8 million in stock-based compensation primarily due to changes in the fair value of the stock appreciation rights and (ii) an increase in professional and consulting fees of $1.1 million related to our continuing evaluation of our corporate strategy. The increase in SG&A was partially offset by a decrease of $3.3 million of non-cash corporate retirement benefit plan expenses. See discussion of "Retirement Benefit Plans" below.

** *Primary reason for change.* The increase in SG&A expense is primarily due to an increase of $12.8 million of non-cash corporate retirement benefit plan expenses. See discussion of "Retirement Benefit Plans" below. Additionally, stock-based compensation increased by $3.3 million compared to the prior period primarily due to changes in the fair value of the stock appreciation rights and stock awards granted in November 2010 and March 2011.

Depreciation and amortization

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
	(In millions)					
Depreciation and amortization	$22.3	$24.6	$(2.3)	$24.6	$27.9	$(3.3)

* *Primary reason for change.* The decrease in depreciation and amortization is primarily related to the following (i) reduction in the estimated useful life of tangible assets related to our fire suppression programs in the third quarter of fiscal 2011 and (ii) a decrease in the capital expenditures put into service in fiscal 2012.

** *Primary reason for change.* The decrease in depreciation and amortization is primarily related to the $1.6 million write-down of a long-lived asset in the fourth quarter of fiscal 2010 and the determination to shorten the estimated useful life on an automotive program's manufacturing equipment in the fourth quarter of fiscal 2010.

Other expense, net

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
			(In millions)			
Other expense, net	$26.2	$14.5	$11.7	$14.5	$11.9	$2.6

* *Primary reason for change.* The increase in other expense, net was primarily due to the following: (i) an increase in unusual item charges of $7.1 million; (ii) higher non-reimbursable environmental remediation costs of $3.0 million; and (iii) a $1.5 million contribution made in fiscal 2012 to support space science education. See discussion of unusual items below.

** *Primary reason for change.* The increase in other expense, net was primarily due to an increase in unusual item charges of $2.2 million. See discussion of unusual items below.

Total unusual items expense, a component of other expense, net in the consolidated statements of operations, was as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Aerospace and Defense:			
Loss on legal matters and settlements	$ 0.7	$4.1	$ 2.8
Aerospace and defense unusual items	0.7	4.1	2.8
Corporate:			
Rocketdyne Business acquisition related costs	11.6	—	—
Executive severance agreements	—	—	1.4
Loss on debt repurchased	0.4	0.2	1.2
Loss on bank amendment	—	1.3	0.7
Gain on legal settlement	—	—	(2.7)
Corporate unusual items	12.0	1.5	0.6
Total unusual items	$12.7	$5.6	$ 3.4

Fiscal 2012

We recorded $0.7 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan.

We incurred expenses of $11.6 million, including internal labor costs of $2.0 million, related to the proposed Rocketdyne Business acquisition announced in July 2012.

We redeemed $75.0 million of our 9 ½% Senior Subordinated Notes ("9 ½% Notes") at a redemption price of 100% of the principal amount. The redemption resulted in a charge of $0.4 million associated with the write-off of the 9 ½% Notes deferred financing costs.

Fiscal 2011

We recorded a charge of $3.3 million related to a legal settlement and $0.8 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan.

During fiscal 2011, we repurchased $22.0 million principal amount of our 2 1/4% Convertible Subordinated Debentures ("2 1/4% Debentures") at various prices ranging from 99.0% of par to 99.6% of par resulting in a loss of $0.2 million.

In addition, during fiscal 2011, we recorded $1.3 million of losses related to an amendment to the Senior Credit Facility.

Fiscal 2010

In fiscal 2010, we recorded $1.4 million associated with executive severance. In addition, we recorded a charge of $1.9 million related to the estimated unrecoverable costs of legal matters and $0.9 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan. Further, we recorded a $2.7 million gain related to a legal settlement.

In addition, during fiscal 2010, we recorded $0.7 million of losses related to an amendment to the Senior Credit Facility.

During fiscal 2010, we repurchased $77.8 million principal amount of our 2 1/4% Debentures at various prices ranging from 93.0% of par to 98.975% of par, plus accrued and unpaid interest using a portion of the net proceeds of our 4 1/16% Debentures issued in December 2009. A summary of our losses on the 2 1/4% Debentures repurchased during fiscal 2010 is as follows (in millions):

Principal amount repurchased	$ 77.8
Cash repurchase price	(74.3)
	3.5
Write-off of the associated debt discount	(6.3)
Portion of the 2 1/4% Debentures repurchased attributed to the equity component	2.9
Write-off of the deferred financing costs	(0.4)
Loss on 2 1/4% Debentures repurchased	$ (0.3)

During fiscal 2010, we repurchased $22.5 million principal amount of our 9 1/2% Notes at 102% of par, plus accrued and unpaid interest using a portion of the net proceeds of our 4 1/16% Debentures issued in December 2009. A summary of our losses on the 9 1/2% Notes repurchased during fiscal 2010 is as follows (in millions):

Principal amount repurchased	$ 22.5
Cash repurchase price	(23.0)
Write-off of the deferred financing costs	(0.4)
Loss on 9 1/2% Notes repurchased	$ (0.9)

Interest expense

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
			(In millions)			
Interest expense	$22.3	$30.8	$(8.5)	$30.8	$37.0	$(6.2)
Components of interest expense:						
Contractual interest and other	19.4	24.1	(4.7)	24.1	26.5	(2.4)
Debt discount amortization	—	3.5	(3.5)	3.5	6.7	(3.2)
Amortization of deferred financing costs	2.9	3.2	(0.3)	3.2	3.8	(0.6)

* *Primary reason for change.* The decrease in interest expense was primarily due to the repurchase of debt in fiscal 2012 and 2011. We repurchased $68.4 million of the outstanding 2 1/4% Debentures in fiscal 2011 and repurchased $75.0 million of the outstanding 9 1/2% Notes in fiscal 2012.

** *Primary reason for change.* The decrease in interest expense was primarily due to lower average debt balances during fiscal 2011 compared to fiscal 2010 periods, including the repurchase of $22.5 million and $77.8 million of principal on the 9 1/2% Notes and 2 1/4% Debentures, respectively, in fiscal 2010.

Interest income

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
	(In millions)					
Interest income	$0.6	$1.0	$(0.4)	$1.0	$1.6	$(0.6)

* *Primary reason for change.* The decrease in interest income was primarily due to lower average interest rates and cash balances in fiscal 2012 compared to fiscal 2011.

** *Primary reason for change.* The decline in interest income was primarily due to lower average interest rates during fiscal 2011 compared fiscal 2010 partially offset by higher average cash balances.

Income tax provision (benefit)

	Year Ended		
	2012	2011	2010
	(In millions)		
Income tax provision (benefit)	$18.9	$6.1	$(3.9)

A valuation allowance has been recorded to offset a substantial portion of our net deferred tax assets at November 30, 2012 and 2011 to reflect the uncertainty of realization (see discussion below). Deferred tax assets and liabilities arise due to temporary differences in the basis of our assets and liabilities between financial statement accounting and income tax based accounting. Changes in these temporary differences cause an increase or decrease to income taxes payable; however, our net deferred tax balances do not change due to the valuation allowance on the deferred tax assets. A significant part of our effective tax rate is due to the current period change in these temporary differences which represent future tax income or deductions. The following table shows the reconciling items between the income tax provision (benefit) using the federal statutory rate and our reported income tax provision (benefit).

	Year Ended		
	2012	2011	2010
	(In millions)		
Statutory U.S. federal income tax rate	$ 4.6	$ 3.2	$ 0.7
State and local income taxes, net of U.S. federal income tax effect	2.7	2.7	2.0
Tax settlements and refund claims, including interest	—	0.3	(6.2)
Reserve adjustments	2.8	0.1	—
Valuation allowance adjustments	13.0	(4.0)	(3.1)
Unregistered stock rescission	0.2	0.3	0.3
Non-deductible convertible debt interest	2.8	2.8	2.5
Deferred net operating loss to additional paid in capital	3.1	0.2	—
Research credits	(10.0)	—	—
Benefit of manufacturing deductions	(1.3)	—	—
Other, net	1.0	0.5	(0.1)
Income tax provision (benefit)	$ 18.9	$ 6.1	$(3.9)

As of November 30, 2012 and 2011, the valuation allowance was $288.1 million and $211.1 million, respectively. A valuation allowance is required when it is more likely than not that all or a portion of deferred tax assets may not be realized. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, in accordance with accounting standards, the effect of our proposed acquisition of the Rocketdyne Business has not been considered in the evaluation of the valuation allowance.

In this evaluation, management has considered all available evidence, both positive and negative, including the following:

- Our recent history of generating taxable income which has allowed for the utilization of net operating loss credits and tax credit carryfowards;
- The existence of a three year cumulative comprehensive loss related to our defined benefit pension plan in the current and recent prior periods;
- Projections of our future results which reflect uncertainty over our ability to generate taxable income principally due to: (i) increased periodic pension expense in fiscal 2013 due to a decline in the discount rate utilized to value the pension obligation associated with our defined benefit pension plan and (ii) the lack of objective, verifiable evidence to predict future aerospace and defense spending associated with the Budget Control Act of 2011, including which governmental spending accounts may be subject to sequestration, the percentage reduction with respect thereto, and the latitude agencies will have in selecting specific expenditures to cut.

As of November 30, 2012, the weight of the negative evidence, principally associated with the above uncertainties, outweighed the recent historical positive evidence regarding the likelihood that a substantial portion of the net deferred tax assets was realizable. Depending on our ability to continue to generate taxable income and the resolution of the above uncertainties favorably, it is possible that the valuation allowance could be released during fiscal 2013, which would materially and favorably affect our results of operations in the period of the reversal. Management will continue to evaluate the ability to realize our net deferred tax assets and related valuation allowance on a quarterly basis.

The American Taxpayer Relief Act of 2012 passed in January 2013, retroactively reinstated the federal research and development credit. As a result, we expect to record an estimated benefit to our income tax expense in the first quarter of fiscal 2013 of approximately $1.0 million.

Discontinued Operations:

On August 31, 2004, we completed the sale of our GDX Automotive business. On November 30, 2005, we completed the sale of our Fine Chemicals business. The remaining subsidiaries after the sale of GDX Automotive, including Snappon SA, and the Fine Chemicals business are classified as discontinued operations in our Consolidated Financial Statements.

In November 2003, we announced the closing of a GDX manufacturing facility in Chartres, France owned by Snappon SA, a subsidiary of the Company. The decision resulted primarily from declining sales volumes with French automobile manufacturers. In June 2004, we completed the legal process for closing the facility and establishing a social plan. During fiscal 2009, an expense of approximately €2.9 million ($3.8 million) was recorded related to legal judgments rendered against Snappon SA under French law, related to wrongful discharge claims by certain former employees of Snappon SA. During fiscal 2009, Snappon SA filed for declaration of suspensions of payments with the clerk's office of the Paris Commercial Court. During fiscal 2012, we released a $3.8 million loss contingency reserve for discharged employee claims (see Note 7(b) in Notes to Consolidated Financial Statements).

During fiscal 2012, we recorded a charge of $1.0 million for environmental obligations related to our former Fine Chemicals business.

Summarized financial information for discontinued operations is set forth below:

	Year Ended		
	2012	2011	2010
	(In millions)		
Net sales	$—	$—	$—
Income before income taxes(1)	2.6	—	0.7
Income tax benefit	0.5	—	0.1
Income from discontinued operations	3.1	—	0.8

(1) Includes foreign currency transaction gains and (losses) of $0.4 million in fiscal 2012, ($0.3) million in fiscal 2011, and $1.7 million in fiscal 2010.

Retirement Benefit Plans:

Components of retirement benefit expense are:

	Year Ended		
	2012	2011	2010
	(In millions)		
Service cost(1)	$ 4.6	$ 4.0	$ 4.6
Interest cost on benefit obligation	76.8	81.9	90.1
Assumed return on plan assets	(99.2)	(102.4)	(107.8)
Amortization of prior service (credits) costs	(0.1)	0.1	0.1
Amortization of net losses	58.9	62.8	54.9
Net retirement benefit expense	$ 41.0	$ 46.4	$ 41.9

(1) Service cost for pension benefits represents the administrative costs of the pension plan.

We estimate that our non-cash retirement benefit expense will be approximately $64 million in fiscal 2013 compared to $41.0 million in fiscal 2012. The timing of recognition of pension expense or income in our financial statements differs from the timing of the required pension funding under PPA or the amount of funding that can be recorded in our overhead rates through our government contracting business.

Market conditions and interest rates significantly affect assets and liabilities of our pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or losses which will be amortized to retirement benefit expense or benefit in future years. The accounting method we utilize recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses, including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual retirement benefit expense, future expenses are impacted by changes in the market value of pension plan assets and changes in interest rates.

Additionally, we sponsor a defined contribution 401(k) plan and participation in the plan is available to all employees. Effective January 15, 2009, we discontinued the employer matching component to the defined contribution 401(k) plan for non-collective bargaining-unit employees. Effective April 15, 2009, all future contribution investment elections directed into the GenCorp Stock Fund were redirected to other investment options and our collective bargaining-unit employee matching contributions were made in cash. Effective the first full payroll in July 2010, for non-collective bargaining-unit employees, matching contributions were reinstated in cash at the same level in effect prior to January 15, 2009 and invested according to participants' investment elections in effect at the time of contribution. Our contributions to the 401(k) plan were $10.8 million in fiscal 2012, $9.9 million in fiscal 2011, and $3.7 million in fiscal 2010.

Operating Segment Information:

We evaluate our operating segments based on several factors, of which the primary financial measure is segment performance. Segment performance, which is a non-GAAP financial measure, represents net sales from continuing operations less applicable costs, expenses and provisions for unusual items relating to the segment. Excluded from segment performance are: corporate income and expenses, interest expense, interest income, income taxes, legacy income or expenses, and provisions for unusual items not related to the segment. We believe that segment performance provides information useful to investors in understanding our underlying operational performance. Specifically, we believe the exclusion of the items listed above permits an evaluation and a comparison of results for ongoing business operations, and it is on this basis that management internally assesses operational performance.

Aerospace and Defense Segment

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
	(In millions, except percentage amounts)					
Net Sales	$986.1	$909.7	$76.4	$909.7	$850.7	$59.0
Segment Performance	84.5	74.6	9.9	74.6	67.3	7.3
Segment margin	8.6%	8.2%		8.2%	7.9%	
Segment margin before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items (Non-GAAP measure)	11.7%	11.9%		11.9%	11.7%	
Components of segment performance:						
Aerospace and Defense	$115.5	$108.6	$ 6.9	$108.6	$ 99.6	$ 9.0
Environmental remediation provision adjustments	(11.4)	(8.9)	(2.5)	(8.9)	(0.2)	(8.7)
Retirement benefit plan expense	(18.9)	(21.0)	2.1	(21.0)	(29.3)	8.3
Unusual items	(0.7)	(4.1)	3.4	(4.1)	(2.8)	(1.3)
Aerospace and Defense total	$ 84.5	$ 74.6	$ 9.9	$ 74.6	$ 67.3	$ 7.3

* *Primary reason for change.* The increase in net sales was primarily due to (i) increased deliveries on the THAAD program generating $39.6 million in additional net sales; (ii) increase of $34.5 million in the various Standard Missile programs primarily from the timing of deliveries; and (iii) increased engineering technology activities on the T3 contracts resulting in $17.7 million of additional net sales. The increase in net sales was partially offset by a reduction of $24.9 million on the Hawk program due to the completion of the production contract in the first quarter of fiscal 2012.

Segment margin before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items (Non-GAAP measure) was 11.7% for fiscal 2012, compared to 11.9% for fiscal 2011.

** *Primary reason for change.* The increase in net sales was primarily due to the following: (i) an increase of $27.7 million in the various air-breathing propulsion programs primarily due to the prior year's awards on SSST and T3 contracts; (ii) awards received in fiscal 2010 on the Hawk program resulting in $24.8 million of additional net sales; and (iii) awards received in fiscal 2010 on the Bomb Live Unit — 129B composite case resulting in $22.2 million of additional net sales. The increase in net sales was partially offset by a decrease of $22.0 million on the Orion program due to NASA funding constraints.

Segment margin before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items (Non-GAAP measure) was 11.9% for fiscal 2011, compared to 11.7% for fiscal 2010.

The increase in the fiscal 2011 segment margin was driven by (i) a decrease in retirement benefit expense of $8.3 million and (ii) favorable contract performance across multiple product lines. These factors were partially offset by (i) higher environmental related costs of $8.7 million; (ii) an increase of $6.4 million in costs on a space contract related to a test failure; and (iii) an increase in costs of $6.8 million on missile defense contracts related to inefficiencies and a test failure/re-work on rocket motors.

Real Estate Segment

	Year Ended			Year Ended		
	2012	2011	Change*	2011	2010	Change**
			(In millions)			
Net Sales	$8.8	$8.4	$ 0.4	$8.4	$7.2	$1.2
Segment Performance	3.7	5.6	(1.9)	5.6	5.3	0.3

* *Primary reason for change.* Net sales and segment performance consist primarily of rental property operations. Fiscal 2012 results included $3.7 million in land sales resulting in a gain of $0.2 million. The decrease in segment performance is primarily due to gains on land sales in fiscal 2011 and higher rental operation costs in fiscal 2012.

** *Primary reason for change.* Net sales and segment performance consist primarily of rental property operations. Fiscal 2011 results included $1.7 million in land sales resulting in a gain of $1.2 million.

Use of Non-GAAP Financial Measures

In addition to segment performance (discussed above), we provide the Non-GAAP financial measure of our operational performance called Adjusted EBITDAP. We use this metric to further our understanding of the historical and prospective consolidated core operating performance of our segments, net of expenses incurred by our corporate activities in the ordinary, ongoing and customary course of our operations. Further, we believe that to effectively compare the core operating performance metric from period to period on a historical and prospective basis, the metric should exclude items relating to retirement benefits (pension and postretirement benefits), significant non-cash expenses, the impacts of financing decisions on the earnings, and items incurred outside the ordinary, ongoing and customary course of our operations. Accordingly, we define Adjusted EBITDAP as GAAP income from continuing operations before income taxes adjusted by interest expense, interest income, depreciation and amortization, retirement benefit expense, and unusual items which we do not believe are reflective of such ordinary, ongoing and customary course activities. Adjusted EBITDAP does not represent, and should not be considered an alternative to, net (loss) income, as determined in accordance with GAAP.

	Year Ended		
	2012	2011	2010
		(In millions)	
Income from continuing operations before income taxes	$ 13.2	$ 9.0	$ 2.1
Interest expense	22.3	30.8	37.0
Interest income	(0.6)	(1.0)	(1.6)
Depreciation and amortization	22.3	24.6	27.9
Retirement benefit expense	41.0	46.4	41.9
Unusual items			
Executive severance agreements	—	—	1.4
Rocketdyne Business acquisition related costs	11.6	—	—
Loss on legal matters and settlements	0.7	4.1	2.8
Loss on bank amendment	—	1.3	0.7
Loss on debt repurchased	0.4	0.2	1.2
Gain on legal settlement	—	—	(2.7)
Adjusted EBITDAP	$110.9	$115.4	$110.7
Adjusted EBITDAP as a percentage of net sales	11.1%	12.6%	12.9%

In addition to segment performance and Adjusted EBITDAP, we provide the Non-GAAP financial measures of free cash flow and net debt. We use these financial measures, both in presenting our results to stockholders and the investment community, and in our internal evaluation and management of the business. Management believes that these financial measures are useful to investors because they permit investors to view our business using the same tools that management uses to gauge progress in achieving our goals.

	Year Ended		
	2012	2011	2010
		(In millions)	
Cash provided by operating activities	$ 86.2	$ 76.8	$148.1
Capital expenditures	(37.2)	(21.1)	(16.9)
Free cash flow	$ 49.0	$ 55.7	$131.2

	As of November 30,		
	2012	2011	2010
		(In millions)	
Debt principal	$ 248.7	$ 326.4	$ 396.7
Cash and cash equivalents	(162.1)	(188.0)	(181.5)
Marketable securities	—	—	(26.7)
Net debt	$ 86.6	$ 138.4	$ 188.5

Because our method for calculating the Non-GAAP measures may differ from other companies' methods, the Non-GAAP measures presented above may not be comparable to similarly titled measures reported by other companies. These measures are not recognized in accordance with GAAP, and we do not intend for this information to be considered in isolation or as a substitute for GAAP measures.

Environmental Matters

Our policy is to conduct our businesses with due regard for the preservation and protection of the environment. We devote a significant amount of resources and management attention to environmental matters and actively manage our ongoing processes to comply with environmental laws and regulations. We are involved in the remediation of environmental conditions that resulted from generally accepted manufacturing and disposal practices at certain plants in the 1950s and 1960s. In addition, we have been designated a PRP with other companies at third party sites undergoing investigation and remediation.

Estimating environmental remediation costs is difficult due to the significant uncertainties inherent in these activities, including the extent of remediation required, changing governmental regulations and legal standards regarding liability, evolving technologies and the long period of time over which most remediation efforts take place. We:

- accrue for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and when our proportionate share of the costs can be reasonably estimated; and

- record related estimated recoveries when such recoveries are deemed probable.

In addition to the costs associated with environmental remediation discussed above, we incur expenditures for recurring costs associated with managing hazardous substances or pollutants in ongoing operations which totaled $6.3 million in fiscal 2012, $7.1 million in fiscal 2011, and $8.8 million in fiscal 2010.

Reserves

We review on a quarterly basis estimated future remediation costs that could be incurred over the contractual term or next fifteen years of the expected remediation. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable. We have an established practice of estimating environmental remediation costs over a fifteen year period, except for those environmental remediation costs with a specific contractual term. With respect to the BPOU site, our estimates of anticipated environmental remediation costs only extend through the term of the Project agreement for such site, which expires in 2017, since we are unable to reasonably estimate the related costs after the expiration of such agreement. Therefore no reserve has been accrued for this site for the period after the expiration of the Project agreement and we will reevaluate the environmental reserves related to the BPOU site once the terms of a new agreement related to the site are available and we are able to reasonably estimate the related environmental remediation costs. At that time, the amount of reserves accrued following such reevaluation may be significant. As the period for which estimated environmental remediation costs increase, the reliability of such estimates decrease. These estimates consider the investigative work and analysis of engineers, outside environmental consultants, and the advice of legal staff regarding the status and anticipated results of various administrative and legal proceedings. In most cases, only a range of reasonably possible costs can be estimated. In establishing our reserves, the most probable estimate is used when determinable; otherwise, the minimum amount is used when no single amount in the range is more probable. Accordingly, such estimates can change as we periodically evaluate and revise such estimates as new information becomes available. We cannot predict whether new information gained as projects progress will affect the estimated liability accrued. The timing of payment for estimated future environmental costs is influenced by a number of factors such as the regulatory approval process, the time required to design, construct, and implement the remedy.

A summary of our environmental reserve activity is shown below:

	Aerojet - Sacramento	Aerojet - BPOU	Other Aerojet Sites	Total Aerojet	Other	Total Environmental Reserve
			(In millions)			
November 30, 2009	$152.5	$ 47.8	$ 10.8	$211.1	$11.6	$222.7
Additions	6.7	9.5	11.7	27.9	8.6	36.5
Expenditures	(19.4)	(11.2)	(2.4)	(33.0)	(8.5)	(41.5)
November 30, 2010	139.8	46.1	20.1	206.0	11.7	217.7
Additions	21.2	5.9	5.9	33.0	(0.1)	32.9
Expenditures	(30.3)	(13.4)	(13.9)	(57.6)	(2.4)	(60.0)
November 30, 2011	130.7	38.6	12.1	181.4	9.2	190.6
Additions	24.5	5.9	3.8	34.2	0.5	34.7
Expenditures	(14.7)	(13.3)	(5.1)	(33.1)	(2.7)	(35.8)
November 30, 2012	$140.5	$ 31.2	$ 10.8	$182.5	$ 7.0	$189.5

The $34.7 million of environmental reserve additions in fiscal 2012 was primarily due to the following items: (i) $15.3 million of additional operations and maintenance for treatment facilities; (ii) $6.7 million of remediation related to operable treatment units; (iii) $3.5 million of additional estimated costs related to the Camden, Arkansas site; (iv) $1.4 million associated with water replacement; and (v) $7.8 million related to other environmental clean-up matters.

The $32.9 million of environmental reserve additions in fiscal 2011 was primarily due to the following items: (i) $9.0 million associated with water replacement; (ii) $7.6 million of additional operations and maintenance for treatment facilities; (iii) $2.6 million of additional estimated costs related to the Fullerton, California site; (iv) $2.5 million of remediation related to operable treatment units; (v) $2.4 million of additional estimated costs related to the Camden, Arkansas site; and (vi) $8.8 million related to other environmental clean-up matters.

The $36.5 million of environmental reserve additions in fiscal 2010 was primarily due to the following items: (i) $13.7 million of additional operations and maintenance for treatment facilities; (ii) $9.8 million associated with environmental settlements; (iii) $4.6 million of additional estimated costs related to the Toledo, Ohio site; (iii) $1.5 million of additions for remediation related to operable treatment units; (iv) $1.2 million associated with replacement water; and (v) $5.7 million related to other environmental clean-up matters.

The effect of the final resolution of environmental matters and our obligations for environmental remediation and compliance cannot be predicted with complete certainty due to changes in both the amount and timing of future expenditures as well as regulatory or technological changes. We believe, on the basis of presently available information, that the resolution of environmental matters and our obligations for environmental remediation and compliance will not have a material adverse effect on our business, liquidity and/or financial condition. We will continue our efforts to mitigate past and future costs through pursuit of claims for recoveries from insurance coverage and other PRPs and continued investigation of new and more cost effective remediation alternatives and associated technologies.

As part of the acquisition of the Atlantic Research Corporation ("ARC") propulsion business in October 2003, Aerojet entered into an agreement with ARC pursuant to which Aerojet is responsible for up to $20.0 million of costs ("Pre-Close Environmental Costs") associated with environmental issues that arose prior to Aerojet's acquisition of the ARC propulsion business. Pursuant to a separate agreement with the U.S. government which was entered into prior to the completion of the ARC acquisition, these Pre-Close Environmental Costs are not subject to limitations under the Global Settlement, and are recovered through the establishment of prices for Aerojet's products and services sold to the U.S. government. A summary of the Pre-Close Environmental Costs is shown below (in millions):

Pre-Close Environmental Costs	$ 20.0
Amount spent through November 30, 2012	(13.9)
Amount included as a component of reserves for environmental remediation costs in the consolidated balance sheet as of November 30, 2012	(4.5)
Remaining Pre-Close Environmental Costs	$ 1.6

Estimated Recoveries

On January 12, 1999, Aerojet and the U.S. government implemented the Global Settlement resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the cleanup costs of the environmental contamination at the Sacramento and Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet entered into an agreement with Northrop (the "Northrop Agreement") whereby Aerojet is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations. The current annual billing limitation to Northrop is $6.0 million.

Pursuant to the Global Settlement covering environmental costs associated with Aerojet's Sacramento site and its former Azusa site, prior to the third quarter of fiscal 2010, approximately 12% of such costs related to our Sacramento site and our former Azusa site were not reimbursable and were therefore directly charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs were not reimbursable and were therefore directly charged to the consolidated statements of operations. See additional information below.

Allowable environmental costs are reimbursable and included as a component of general and administrative costs in the pricing of all government contracts and allocated to contracts based on government approved cost accounting practices. Aerojet's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet to continue recovering these costs from the U.S. government depends on Aerojet's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business. Annually, we evaluate Aerojet's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business as part of its long-term business review.

Pursuant to the Northrop Agreement, environmental expenditures to be reimbursed are subject to annual limitations and the total reimbursements are limited to a ceiling of $189.7 million. A summary of the Northrop Agreement activity is shown below (in millions):

Total reimbursable costs under the Northrop Agreement	$189.7
Amount reimbursed through November 30, 2012	(93.7)
Potential future cost reimbursements available(1)	96.0
Long-term receivable from Northrop in excess of the annual limitation included in the Consolidated Balance Sheet as of November 30, 2012	(69.3)
Amounts recoverable from Northrop in future periods included as a component of recoverable from the U.S. government and other third parties for environmental remediation costs in the Consolidated Balance Sheet as of November 30, 2012	(26.7)
Potential future recoverable amounts available under the Northrop Agreement	$ —

(1) Includes the short-term receivable from Northrop of $6.0 million as of November 30, 2012.

Our applicable cost estimates reached the cumulative limitation under the Northrop Agreement during the third quarter of fiscal 2010. We have accumulated $18.2 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2012. Accordingly, subsequent to the third quarter of fiscal 2010, we had incurred a higher percentage of expense related to additions to the Sacramento site and BPOU site environmental reserve until an arrangement is reached with the U.S. government. While we are currently seeking an arrangement with the U.S. government to recover environmental expenditures in excess of the reimbursement ceiling identified in the Northrop Agreement, there can be no assurances that such a recovery will be obtained, or if not obtained, that such unreimbursed environmental expenditures will not have a materially adverse effect on our operating results, financial condition, and/or cash flows.

A summary of the current and non-current recoverable amounts from Northrop and the U.S government is shown below:

	Recoverable Environmental Remediation - U.S. Government	Recoverable Environmental Remediation - Northrop	Total Recoverable - U.S Government and Northrop
		(In millions)	
November 30, 2009	$125.3	$103.4	$228.7
Additions	20.7	2.8	23.5
Reimbursements	(20.2)	(7.6)	(27.8)
Other adjustments	2.6	(0.8)	1.8
Change in Northrop noncurrent receivable (see discussion above)	—	5.2	5.2
November 30, 2010	128.4	103.0	231.4
Additions	21.5	—	21.5
Reimbursements	(41.4)	(10.9)	(52.3)
Other adjustments	2.7	(1.0)	1.7
Change in Northrop noncurrent receivable (see discussion above)	—	7.7	7.7
November 30, 2011	111.2	98.8	210.0
Additions	21.7	—	21.7
Reimbursements	(22.7)	(7.0)	(29.7)
Other adjustments	1.3	(0.8)	0.5
Change in Northrop noncurrent receivable (see discussion above)	—	3.0	3.0
November 30, 2012	$111.5	$ 94.0	$205.5

Fiscal 2012 Activity

Fiscal 2012 additions — The $21.7 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $9.0 million of additional operations and maintenance for treatment facilities; (ii) $4.3 million of remediation related to operable treatment units; (iii) $3.3 million of additional estimated costs related to the Camden, Arkansas site; (iv) $0.8 million associated with water replacement; and (v) $4.3 million related to other environmental clean-up matters.

Fiscal 2012 reimbursements — The $29.7 million of environmental expenditures that were reimbursed related to the following items: (i) $14.7 million for operations and maintenance of treatment facilities; (ii) $7.1 million of remediation related to operable treatment units; (iii) $1.8 million of additional estimated costs related to the Camden, Arkansas site; (iv) $1.3 million associated with water supply replacement and (v) $4.8 million related to other environmental clean-up matters.

Fiscal 2012 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Fiscal 2011 Activity

Fiscal 2011 additions — The $21.5 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $5.3 million associated with water replacement; (ii) $4.4 million of additional operations and maintenance for treatment facilities; (iii) $2.5 million of additional estimated costs related to the Fullerton, California site; (iv) $2.4 million of additional estimated costs related to the Camden site; (v) $1.5 million of remediation related to operable treatment units; and (vi) $5.4 million related to other environmental clean-up matters.

Fiscal 2011 reimbursements — The $52.3 million of environmental expenditures that were reimbursed related to the following items: (i) $17.2 million associated with water supply replacement; (ii) $14.7 million for operations and maintenance of treatment facilities; (iii) $7.6 million related to the Fullerton, California site; (iv) $6.8 million of remediation related to operable treatment units; and (v) $6.0 million related to other environmental clean-up matters.

Fiscal 2011 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Fiscal 2010 Activity

Fiscal 2010 additions — The $23.5 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $11.4 million of additional operations and maintenance for treatment facilities; (ii) $9.4 million associated with environmental settlements; (iii) $1.3 million of additions for remediation related to operable treatment units; (iv) $1.0 million associated with replacement water; and (v) $0.4 million related to other environmental clean-up matters.

Fiscal 2010 reimbursements — The $27.8 million of environmental expenditures that were reimbursed related to the following items: (i) $13.8 million for operations and maintenance of treatment facilities; (ii) $4.4 million of remediation related to operable treatment units; (iii) $3.8 million associated with water supply replacement; (iv) $2.1 million for the construction of new treatment facilities; (v) $1.3 million for source site investigations; and (vi) $2.4 million related to other environmental clean-up matters.

Fiscal 2010 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Environmental reserves and recoveries impact to the Consolidated Statements of Operations

The expenses associated with adjustments to the environmental reserves are recorded as a component of other expense, net in the Consolidated Statements of Operations. Summarized financial information for the impact of environmental reserves and recoveries to the Consolidated Statements of Operations is set forth below:

	Estimated Recoverable Amounts from Northrop	Estimated Recoverable Amounts from U.S. Government	Total Estimated Recoverable Amounts Under U.S. Government Contracts	Charge to Consolidated Statement of Operations(1)	Total Environmental Reserve Additions
			(In millions)		
Fiscal 2012	$ —	$23.1	$23.1	$11.6	$34.7
Fiscal 2011	—	24.3	24.3	8.6	32.9
Fiscal 2010	2.8	24.9	27.7	8.8	36.5

(1) Includes $18.2 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2012.

Adoption of New Accounting Principles

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard was effective for us on March 1, 2010. For the gross presentation of activity in the Level 3 roll forward, the new disclosures were effective December 1, 2011. As the accounting standard only impacts disclosures, the new standard did not have an impact on our financial position, results of operations, or cash flows.

As of September 1, 2011, we adopted FASB's amended guidance on testing goodwill for impairment. Previous guidance required that an entity test for goodwill impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill. If the fair value is less than its carrying amount, then a second step is performed to measure the amount of the impairment loss. Under this new amendment an entity is not required to calculate the fair value of the reporting unit unless the entity determines that it is more likely than not (a likelihood of more than 50%) that its fair value is less than its carrying amount. The adoption of the new standard did not have a material impact on our financial position or results of operations.

In December 2010, the FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance was effective for business combinations subsequent to December 1, 2011.

In May 2011, the FASB issued amended guidance on fair value measurement and related disclosures. The new guidance clarified the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements. This guidance was effective for us in the second quarter of fiscal 2012, and was applied retrospectively.

New Accounting Pronouncements

In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amended guidance eliminates one of the presentation options provided by current U.S. GAAP, which is to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for us beginning in the first quarter of fiscal 2013, and will be applied retrospectively. As the accounting standard only impacts disclosures, the new standard will not have an impact on our financial position, results of operations, or cash flows.

Liquidity and Capital Resources

The change in cash and cash equivalents is summarized as follows:

	Year Ended		
	2012	2011	2010
		(In millions)	
Net Cash Provided by Operating Activities	$ 86.2	$ 76.8	$148.1
Net Cash (Used in) Provided by Investing Activities	(36.6)	5.6	(43.5)
Net Cash Used in Financing Activities	(75.5)	(75.9)	(49.4)
(Decrease) increase in cash and cash equivalents	$(25.9)	$ 6.5	$ 55.2

Net Cash Provided by Operating Activities

The $86.2 million of cash provided by operating activities in fiscal 2012 was primarily the result of the net loss adjusted for non-cash adjustments which generated $64.1 million of cash and an increase of $22.3 million in accounts payable which was primarily due to the timing of payments.

The $76.8 million of cash provided by operating activities in fiscal 2011 was primarily the result of net income adjusted for non-cash adjustments which generated $85.6 million of cash partially offset by a net cash usage of $14.2 million related to environmental remediation and retirement benefit plans.

The $148.1 million of cash provided by operating activities in fiscal 2010 was primarily the result of net income adjusted for non-cash adjustments which generated $90.1 million of cash and a $74.8 million increase in cash provided by working capital (defined as accounts receivable, inventories, accounts payable, contract advances, income tax related, and other current assets and liabilities). The increase in working capital is due to the following: (i) an increase in contract advances of $44.0 million from prior year; (ii) a decrease in inventories of $10.7 million primarily due to an increase in customer progress payments; and (iii) an increase in collections on billed accounts receivables, resulting in a decrease in receivables days outstanding.

Net Cash (Used In) Provided By Investing Activities

During fiscal 2012, we had capital expenditures of $37.2 million of which $14.9 million was related to our ERP implementation. During fiscal 2011 and 2010, we had capital expenditures of $21.1 million and $16.9 million, respectively. The majority of our capital expenditures directly supports our contract and customer requirements and is primarily made for asset replacement, capacity expansion, development of new projects, and safety and productivity improvements.

During fiscal 2012, we generated proceeds of $0.6 million from the sale of a property. During fiscal 2011, we generated $26.7 million of net cash from the sale of marketable securities. During fiscal 2010, we made a net cash investment of $26.6 million in marketable securities.

Net Cash Used in Financing Activities

During fiscal 2012, we had $77.7 million in debt repayments (see below). In addition, other financing activities provided $2.2 million of cash.

During fiscal 2011, we had $70.1 million in debt repayments and $1.8 million in vendor financing payments. In addition, we incurred $4.2 million in debt issuance costs related to the amendment to the Senior Credit Facility.

During fiscal 2010, cash of $200.0 million was generated reflecting the issuance of the 4 1/16% Debentures in December 2009, offset by $240.2 million in debt repayments. In addition, we incurred $7.7 million in debt issuance costs and had vendor financing repayments of $1.5 million.

Borrowing Activity and Senior Credit Facility:

Our debt activity during fiscal 2012 was as follows:

	November 30, 2011	Cash Payments	November 30, 2012
		(In millions)	
Term loan	$ 50.0	$ (2.5)	$ 47.5
9 1/2% Notes	75.0	(75.0)	—
4 1/16% Debentures	200.0	—	200.0
2 1/4% Debentures	0.2	—	0.2
Other debt	1.2	(0.2)	1.0
Total Debt and Borrowing Activity	$326.4	$(77.7)	$248.7

On November 18, 2011, we entered into the Senior Credit Facility with the lenders identified therein and Wells Fargo Bank, National Association, as administrative agent, which replaced our prior credit facility.

On May 30, 2012, we, along with Aerojet as guarantor, executed an amendment (the "First Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The First Amendment, among other things, (1) provided for an incremental facility of up to $50.0 million through a additional borrowings under the term loan facility and/or increases under the revolving credit facility (2) provided greater flexibility with respect to our ability to incur indebtedness to support permitted acquisitions, and (3) increased the aggregate limitation on sale leasebacks from $20.0 million to $30.0 million during the term of the Senior Credit Facility.

On August 16, 2012, we, along with Aerojet as guarantor, executed an amendment (the "Second Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Second Amendment, among other things, (1) allowed for the incurrence of up to $510 million of second lien indebtedness in connection with the Acquisition, and (2) provided for a new delayed draw term loan in an amount of up to $50 million in connection with the Acquisition or, in certain circumstances, for general corporate purposes.

On January 14, 2013, we, along with Aerojet as guarantor, executed an amendment (the "Third Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Third Amendment, among other things, allowed for the 7 1/8% Notes to be secured by a first priority security interest in the escrow account into which the proceeds of the 7 1/8% Notes offering were deposited pending the consummation of the Acquisition. See Note 15 in Notes to the Consolidated Financial Statements.

The Senior Credit Facility, as amended, provides for credit of up to $300.0 million in aggregate principal amount of senior secured financing, consisting of:

- a 5-year $50.0 million term loan facility;
- a 5-year $150.0 million revolving credit facility;
- an incremental facility under which we are entitled to incur, subject to certain conditions, up to $50.0 million of additional borrowings under the term loan facility and/or increases under the revolving credit facility; and
- a delayed draw term loan of up to $50 million.

The revolving credit facility includes a $100.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for swingline loans. The term loan facility amortizes in quarterly installments at a rate of 5.0%

of the original principal amount per annum, with the balance due on the maturity date. Outstanding indebtedness under the Senior Credit Facility may be voluntarily prepaid at any time, in whole or in part, in general without premium or penalty (subject to customary breakage costs).

As of November 30, 2012, we had $44.8 million outstanding letters of credit under the $100.0 million sub-facility for standby letters of credit and had $47.5 million outstanding under the term loan facility.

In general, borrowings under the Senior Credit Facility bear interest at a rate equal to the LIBOR plus 350 basis points (subject to downward adjustment), or the base rate as it is defined in the credit agreement governing the Senior Credit Facility plus 250 basis points (subject to downward adjustment). In addition, we are charged a commitment fee of 50 basis points per annum on unused amounts of the revolving credit facility and 350 basis points per annum (subject to downward adjustment), along with a fronting fee of 25 basis points per annum, on the undrawn amount of all outstanding letters of credit.

Aerojet guarantees the payment obligations under the Senior Credit Facility. All obligations under the Senior Credit Facility are further secured by (i) all equity interests owned or held by the loan parties, including interests in our Easton subsidiary and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the loan parties; (ii) substantially all of the tangible and intangible personal property and assets of the loan parties; and (iii) certain real property owned by the loan parties located in Orange, Virginia and Redmond, Washington. Our real property located in California, including the real estate holdings of Easton, are excluded from collateralization under the Senior Credit Facility.

We are subject to certain limitations including the ability to incur additional debt, make certain investments and acquisitions, and make certain restricted payments, including stock repurchases and dividends. The Senior Credit Facility includes events of default usual and customary for facilities of this nature, the occurrence of which could lead to an acceleration of our obligations thereunder. Additionally, the Senior Credit Facility includes certain financial covenants, including that the Borrower maintain (i) a maximum total leverage ratio of 3.50 to 1.00 (subject to upward adjustment in certain cases), calculated net of cash up to a maximum of $100.0 million; and (ii) a minimum interest coverage ratio of 2.40 to 1.00.

Financial Covenant	Actual Ratios as of November 30, 2012	Required Ratios
Interest coverage ratio, as defined under the Senior Credit Facility	6.05 to 1.00	Not less than: 2.40 to 1.00
Leverage ratio, as defined under the Senior Credit Facility	1.30 to 1.00	Not greater than: 3.50 to 1.00

We were in compliance with our financial and non-financial covenants as of November 30, 2012.

Outlook

Short-term liquidity requirements consist primarily of recurring operating expenses, including but not limited to costs related to our retirement benefit plans, capital and environmental expenditures, acquisition costs of the Rocketdyne Business, and debt service requirements. We believe that our existing cash and cash equivalents, cash flow from operations, and existing credit facilities will provide sufficient funds to meet our operating plan for the next twelve months. The operating plan for this period provides for full operation of our businesses, and interest and principal payments on our debt.

In July 2012, we signed a definitive agreement to acquire the Rocketdyne Business from UTC for $550 million. The purchase price of $550 million, which is subject to adjustment for changes in working capital and other specified items, is expected to be financed with a combination of cash on hand and issuance of debt. The acquisition of the Rocketdyne Business is conditioned upon, among other things, the receipt of required regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the acquisition is expected to close in the first half of 2013.

On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7⅛% Notes. The 7⅛% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the U.S. in accordance with Regulation S under the Securities Act. We intend to use the net proceeds of the 7 1/8% Notes offering to fund, in part, the proposed acquisition of the Rocketdyne Business, and to pay related fees and expenses. The proceeds from the 7 1/8% Notes offering were deposited into escrow pending the consummation of the proposed Acquisition. If the Acquisition is not consummated on or prior to July 21, 2013 (subject to a one-month extension upon satisfaction of certain conditions) or upon the occurrence of certain other events, the 7 1/8% Notes will be subject to a special mandatory redemption at a price equal to 100% of the issue price of the 7 1/8% Notes, plus accrued and unpaid interest, if any, to, but not including the date of the special mandatory redemption. See Note 15 in Notes to the Consolidated Financial Statements.

As disclosed in Notes 7(b) and 7(c) of Notes to Consolidated Financial Statements, we have exposure for certain legal and environmental matters. We believe that it is currently not possible to estimate the impact, if any, that the ultimate resolution of certain of these matters will have on our financial position, results of operations, and/or cash flows.

Major factors that could adversely impact our forecasted operating cash flows and our financial condition are described in Part I, Item 1A. Risk Factors. In addition, our liquidity and financial condition will continue to be affected by changes in prevailing interest rates on the portion of debt that bears interest at variable interest rates.

Contractual Obligations

We have contractual obligations and commitments in the form of debt obligations, operating leases, certain other liabilities, and purchase commitments. The following table summarizes our contractual obligations as of November 30, 2012 and their expected effect on our liquidity and cash flows in future periods:

	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
			(In millions)		
Contractual Obligations:					
Long-term debt:					
Term loan	$ 47.5	$ 2.5	$ 5.0	$40.0	$ —
4 1/16% Debentures	200.0	—	200.0	—	—
Other debt	1.2	0.2	0.6	0.4	—
Interest on long-term debt(1)	32.9	12.7	16.6	3.6	—
Postretirement medical and life benefits(2)	64.6	7.5	14.8	13.9	28.4
Operating leases	22.4	8.2	9.6	3.9	0.7
Conditional asset retirement obligations(3)	20.8	—	—	3.8	17.0
Liabilities associated with legal settlements	9.3	7.0	2.3	—	—
Total	$398.7	$38.1	$248.9	$65.6	$46.1

(1) Includes interest on variable debt calculated based on interest rates at November 30, 2012.

(2) The payments presented above are expected payments for the next 10 years. The payments for postretirement medical and life benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. The obligation related to postretirement medical and life benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. A substantial portion of these amounts are recoverable through our contracts with the U.S. government.

(3) The conditional asset retirement obligations presented are related to our Aerospace and Defense segment, and certain of these future obligations are allowable costs under our contracts with the U.S. government.

As of November 30, 2012, the liability for uncertain income tax positions was $4.4 million. Due to the uncertainty regarding the timing of potential future cash flows associated with these liabilities, we are unable to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid.

We may be required to make significant cash contributions in the future to fund our defined benefit pension plan, a portion of which we may not be able to immediately recover from our government contracts.

We also issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if a cost-plus contract was terminated.

Arrangements with Off-Balance Sheet Risk

As of November 30, 2012, arrangements with off-balance sheet risk consisted of:

- $44.8 million in outstanding commercial letters of credit expiring within the next twelve months, the majority of which may be renewed by either a letter of credit, or in some cases, a surety bond, primarily to collateralize obligations for environmental remediation and insurance coverage.
- $39.3 million in outstanding surety bonds to satisfy indemnification obligations for environmental remediation coverage.
- Up to $120.0 million aggregate in guarantees by GenCorp of Aerojet's obligations to U.S. government agencies for environmental remediation activities.
- Guarantees, jointly and severally, by our material domestic subsidiaries of our obligations under our Senior Credit Facility.

In addition to the items discussed above, we have and will from time to time enter into certain types of contracts that require us to indemnify parties against potential third-party and other claims. These contracts primarily relate to: (i) divestiture agreements, under which we may provide customary indemnification to purchasers of our businesses or assets including, for example, claims arising from the operation of the businesses prior to disposition, liability to investigate and remediate environmental contamination existing prior to disposition; (ii) certain real estate leases, under which we may be required to indemnify property owners for claims arising from the use of the applicable premises; and (iii) certain agreements with officers and directors, under which we may be required to indemnify such persons for liabilities arising out of their relationship with us. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated.

Additionally, we issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if a cost-plus contract is terminated.

We provide product warranties in conjunction with certain product sales. The majority of our warranties are a one-year standard warranty for parts, workmanship, and compliance with specifications. On occasion, we have made commitments beyond the standard warranty obligation. While we have contracts with warranty provisions, there is not a history of any significant warranty claims experience. A reserve for warranty exposure is made on a product by product basis when it is both estimable and probable. These costs are included in the program's estimate at completion and are expensed in accordance with our revenue recognition methodology.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP that offer acceptable alternative methods for accounting for certain items affecting our financial results, such as determining inventory cost, depreciating long-lived assets, and recognizing revenues.

The preparation of financial statements requires the use of estimates, assumptions, judgments, and interpretations that can affect the reported amounts of assets, liabilities, revenues, and expenses, the disclosure of contingent assets and liabilities and other supplemental disclosures. The development of accounting estimates is the responsibility of our management. Management discusses those areas that require significant judgment with the audit committee of our board of directors. All of our financial disclosures in our filings with the SEC have been reviewed with the audit committee. Although we believe that the positions we have taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, its effects are accounted for prospectively and, if significant, disclosed in the Notes to Consolidated Financial Statements.

The areas most affected by our accounting policies and estimates are revenue recognition, other contract considerations, goodwill, retirement benefit plans, litigation, environmental remediation costs and recoveries, and income taxes. Except for income taxes and litigation matters related to discontinued operations, which are not allocated to our operating segments, these areas affect the financial results of our business segments.

For a discussion of all of our accounting policies, including the accounting policies discussed below, see Note 1 in Notes to Consolidated Financial Statements.

Revenue Recognition

In our Aerospace and Defense segment, recognition of profit on long-term contracts requires the use of assumptions and estimates related to the contract value or total contract revenue, the total cost at completion and the measurement of progress towards completion. Due to the nature of the programs, developing the estimated total cost at completion requires the use of significant judgment. Estimates are continually evaluated as work progresses and are revised as necessary. Factors that must be considered in estimating the work to be completed include labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, warranty costs, volume assumptions, anticipated labor agreements and inflationary trends, schedule and performance delays, availability of funding from the customer, and the recoverability of costs incurred outside the original contract included in any estimates to complete. We review contract performance and cost estimates for some contracts at least monthly and for others at least quarterly and more frequently when circumstances significantly change. When a change in estimate is determined to have an impact on contract earnings, we record a positive or negative adjustment to earnings when identified. Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the amounts reported for net sales and segment performance.

We consider the nature of the individual underlying contract and the type of products and services provided in determining the proper accounting for a particular contract. Each method is applied consistently to all contracts having similar characteristics, as described below. We typically account for these contracts using the percentage-of-completion method, and progress is measured on a cost-to-cost or units-of-delivery basis. Sales are recognized using various measures of progress depending on the contractual terms and scope of work of the contract. We recognize revenue on a units-of-delivery basis when contracts require unit deliveries on a frequent and routine basis. Sales using this measure of progress are recognized at the contractually agreed upon unit price. Where the scope of work on contracts principally relates to research and/or development efforts, or the contract is predominantly a development effort with few deliverable units, we recognize revenue on a cost-to-cost basis. In this case, sales are recognized as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Revenue on service or time and material contracts is recognized when performed. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Certain government contracts contain cost or performance incentive provisions that provide for increased or decreased fees or profits based upon actual performance against established targets or other criteria. Incentive and award fees, which are generally awarded at the discretion of the customer, are considered in estimating profit rates at the time the amounts can be reasonably determined and are reasonably assured based on historical experience and anticipated performance. We continually evaluate our performance and incorporate any anticipated changes in penalties and cost incentives into our revenue and earnings calculations. Performance incentives, which increase or decrease earnings based solely on a single significant event, generally are not recognized until an event occurs.

Revenue from real estate asset sales is recognized when a sufficient down-payment has been received, financing has been arranged and title, possession and other attributes of ownership have been transferred to the buyer. The allocation to cost of sales on real estate asset sales is based on a relative fair market value computation of the land sold which includes the basis on our books, capitalized entitlement costs, and an estimate of our continuing financial commitment.

Revenue that is not derived from long-term development and production contracts, or real estate asset transactions, is recognized when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and payment from the customer is reasonably assured. Sales are recorded net of provisions for customer pricing allowances.

Other Contract Considerations

Our sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. government. Cost-based pricing is determined under the FAR and CAS. The FAR and CAS provide guidance on the types of costs that are allowable and allocable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to pension contributions in accordance with the PPA that are in excess of CAS allowable pension costs, charitable contributions, advertising, interest expense, and public relations are unallowable, and therefore not recoverable through sales. In addition, we may enter into agreements with the U.S. government that address the subjects of allowability and allocability of costs to contracts for specific matters.

We closely monitor compliance with and the consistent application of our critical accounting policies related to contract accounting. We review the status of contracts through periodic contract status and performance reviews. Also, regular and recurring evaluations of contract cost, scheduling and technical matters are performed by management personnel independent from the business segment performing work under the contract. Costs incurred and allocated to contracts with the U.S. government are reviewed for compliance with regulatory standards by our personnel, and are subject to audit by the DCAA.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair values of the identifiable assets acquired and liabilities assumed. Tests for impairment of goodwill are performed on an annual basis, or at any other time, if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. We evaluated goodwill for impairment as of September 1, 2012 and 2011, and determined that goodwill was not impaired.

We evaluate qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance) to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as the "Step Zero analysis". If it is determined that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, we will need to proceed to the first step ("Step One") of the two-step goodwill test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances as discussed above shall be assessed. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the impairment test are unnecessary.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; adverse cash flow trends; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; decline in stock price; and results of testing for recoverability of a significant asset group within a reporting unit. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded.

All of our recorded goodwill resides in the Aerospace and Defense reporting unit. As of September 1, 2012 and 2011, we evaluated goodwill using a "Step Zero analysis" and determined that it was more likely than not that the fair value of the Aerospace and Defense reporting unit exceeded its carrying amount by a substantial margin.

There can be no assurance that our estimates and assumptions made for purposes of our goodwill impairment testing will prove to be accurate predictions of the future. If our assumptions and estimates are incorrect, we may be required to record goodwill impairment charges in future periods.

Retirement Benefit Plans

We have a frozen defined benefit pension plan that previously covered substantially all salaried and hourly employees. In addition, we provide medical and life insurance benefits ("postretirement benefits") to certain eligible retired employees, with varied coverage by employee group. Generally, employees hired after January 1, 1997 are not eligible for postretirement benefits. Annual charges are made for the cost of the plans, including administrative costs, interest costs on benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. We also sponsor a defined contribution 401(k) plan and participation in the plan is available to all employees.

Retirement benefits are a significant cost of doing business and represent obligations that will be ultimately settled far in the future and therefore are subject to estimates. We will recover portions of any required retirement benefits funding through our government contracts. Our pension and medical and life benefit obligations and related costs are calculated using actuarial concepts in accordance with GAAP. We are required to make assumptions regarding such variables as the expected long-term rate of return on assets and the discount rate applied to determine service cost and interest cost to arrive at pension income or expense for the year.

We used the following assumptions, calculated based on a weighted-average, to determine the benefit obligations and net periodic benefit expense for the applicable fiscal year.

	Pension Benefits		Medical and Life Benefits	
	2012	2011	2012	2011
Discount rate (benefit obligations)	3.68%	4.95%	3.24%	4.58%
Discount rate (net periodic benefit expense)	4.95%	5.21%	4.58%	4.65%
Expected long-term rate of return on plan assets	8.00%	8.00%	*	*

* Not applicable.

The discount rate represents the current market interest rate used to determine the present value of future cash flows currently expected to be required to settle pension obligations. Based on market conditions, discount rates can experience significant variability. Changes in discount rates can significantly change the liability and accordingly the funded status of the pension plan. The discount rate was determined at November 30, 2012 for our pension plans, and is subject to change each year based on changes in overall market interest rates. The assumed discount rate represents the market rate available for investments in high-quality fixed income instruments with maturities matched to the expected benefit payments for pension and medical and life benefit plans.

The expected long-term rate of return on plan assets represents the rate of earnings expected in the funds invested, and funds to be invested, to provide for anticipated benefit payments to plan participants. We evaluated the plan's historical investment performance, its current and expected asset allocation, and, with input from our external advisors and investment managers, developed best estimates of future investment performance of the plan's assets. Based on this analysis, we have assumed a long-term rate of return on plan assets of 8.00%.

Market conditions and interest rates significantly affect assets and liabilities of our pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or loss which will be amortized to pension costs in future years. The accounting method we utilize recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual pension costs, future pension costs are impacted by changes in the market value of pension plan assets and changes in interest rates.

In addition, we maintain medical and life benefits other than pensions that are not funded.

A one percentage point change in the key assumptions would have the following effects on the projected benefit obligations as of November 30, 2012 and on expense for fiscal 2012:

	Pension Benefits and Medical and Life Benefits Discount Rate		Expected Long-term Rate of Return	Assumed Healthcare Cost of Trend Rate	
	Net Periodic Benefit Expense	Projected Benefit Obligation	Net Periodic Pension Benefit Expense	Net Periodic Medical and Life Benefit Expense	Accumulated Benefit Obligation
			(In millions)		
1% decrease ...	$ 22.9	$ 193.5	$ 12.4	$(0.5)	$(2.0)
1% increase	(19.7)	(161.7)	(12.4)	0.5	2.2

Contingencies and Litigation

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs and recoveries for resolution of these claims. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions or the effectiveness of strategies related to these proceedings. See Notes 7(b) and 7(c) in Notes to Consolidated Financial Statements for more detailed information on litigation exposure.

Reserves for Environmental Remediation and Recoverable from the U.S. Government and Other Third Parties for Environmental Remediation Costs

For a discussion of our accounting for environmental remediation obligations and costs and related legal matters, see "Environmental Matters" above and Notes 7(c) and 7(d) in Notes to Consolidated Financial Statements.

We accrue for costs associated with the remediation of environmental contamination when it becomes probable that a liability has been incurred, and when our costs can be reasonably estimated. Management has a well-established process in place to identify and monitor our environmental exposures. In most cases, only a range of reasonably probable costs can be estimated. In establishing the reserves, the most probable estimated amount is used when determinable, and the minimum amount is used when no single amount in the range is more probable. Environmental reserves include the costs of completing remedial investigation and feasibility studies, remedial and corrective actions, regulatory oversight costs, the cost of operation and maintenance of the remedial action plan, and employee compensation costs for employees who are expected to devote a significant amount of time to remediation efforts. Calculation of environmental reserves is based on the evaluation of currently available information with respect to each individual environmental site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Such estimates are based on the expected costs of investigation and remediation and the likelihood that other potentially responsible parties will be able to fulfill their commitments at sites where we may be jointly or severally liable.

At the time a liability is recorded for future environmental costs, we record an asset for estimated future recoveries that are estimable and probable. Some of our environmental costs are eligible for future recovery in the pricing of our products and services to the U.S. government and under existing third party agreements. We consider the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and our long history of receiving reimbursement for such costs.

Income Taxes

We file a consolidated U.S. federal income tax return for the Company and our wholly-owned consolidated subsidiaries. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period of the enactment date of the change.

The carrying value of our deferred tax assets is dependent upon our ability to generate sufficient taxable income in the future. We have established a valuation allowance against a substantial portion of our net deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given historical losses including accumulated other comprehensive losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, the length of carryback and carryforward periods, and evaluation of potential tax planning strategies.

Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Our tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the financial statements. The accounting standards provide guidance for the recognition and measurement in financial statements for uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process, the first step being recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position are derived from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority. As the examination process progresses with tax authorities, adjustments to tax reserves may be necessary to reflect taxes payable upon settlement. Tax reserve adjustments related to positions impacting the effective tax rate affect the provision for income taxes. Tax reserve adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Policies and Procedures

As an element of our normal business practice, we have established policies and procedures for managing our exposure to changes in interest rates.

The objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to make overall borrowing costs more predictable. To achieve this objective, we may use interest rate hedge transactions or other interest rate hedge instruments to manage the net exposure to interest rate changes related to our portfolio of borrowings and to balance our fixed rate compared to floating rate debt. We did not enter into any interest rate hedge transactions or instruments during the past three fiscal years.

Interest Rate Risk

We are exposed to market risk principally due to changes in interest rates. Debt with interest rate risk includes borrowings under our Senior Credit Facility. Other than pension assets and liabilities, we do not have any significant exposure to interest rate risk related to our investments.

As of November 30, 2012, our debt totaled $248.7 million: $201.2 million, or 81%, was at an average fixed rate of 4.09%; and $47.5 million, or 19%, was at a variable rate of 3.71%.

The estimated fair value and principal amount for our long-term debt is presented below:

	Fair Value		Principal Amount	
	November 30, 2012	**November 30, 2011**	**November 30, 2012**	**November 30, 2011**
		(In millions)		
Term loan	$ 47.5	$ 49.5	$ 47.5	$ 50.0
9 1/2% Notes	—	75.1	—	75.0
4 1/16% Debentures	246.0	184.0	200.0	200.0
Other debt	1.2	1.4	1.2	1.4
	$294.7	$310.0	$248.7	$326.4

The fair values of the term loan, 9 1/2% Notes, and 4 1/16% Debentures were determined using broker quotes that are based on open markets as of November 30, 2012 and November 30, 2011, respectively. The fair value of the other debt was determined to approximate carrying value.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GenCorp Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of GenCorp Inc. and its subsidiaries at November 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Sacramento, California
February 11, 2013

GENCORP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	2012	2011	2010
	(In millions, except per share amounts)		
Net sales	$994.9	$918.1	$857.9
Operating costs and expenses:			
Cost of sales (exclusive of items shown separately below)	869.6	799.3	753.9
Selling, general and administrative	41.9	40.9	26.7
Depreciation and amortization	22.3	24.6	27.9
Other expense, net	26.2	14.5	11.9
Total operating costs and expenses	960.0	879.3	820.4
Operating income	34.9	38.8	37.5
Non-operating (income) expense			
Interest expense	22.3	30.8	37.0
Interest income	(0.6)	(1.0)	(1.6)
Total non-operating expense, net	21.7	29.8	35.4
Income from continuing operations before income taxes	13.2	9.0	2.1
Income tax provision (benefit)	18.9	6.1	(3.9)
(Loss) income from continuing operations	(5.7)	2.9	6.0
Income from discontinued operations, net of income taxes	3.1	—	0.8
Net (loss) income	$ (2.6)	$ 2.9	$ 6.8
(Loss) income per share of common stock			
Basic and Diluted:			
(Loss) income per share from continuing operations	$ (0.09)	$ 0.05	$ 0.11
Income from discontinued operations, net of income taxes	0.05	—	0.01
Net (loss) income per share	$ (0.04)	$ 0.05	$ 0.12
Weighted average shares of common stock outstanding	59.0	58.7	58.5
Weighted average shares of common stock outstanding, assuming dilution	59.0	58.7	58.6

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED BALANCE SHEETS

	November 30, 2012	November 30, 2011
	(In millions, except per share and share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 162.1	$ 188.0
Accounts receivable	111.5	107.0
Inventories	46.9	49.5
Recoverable from the U.S. government and other third parties for environmental remediation costs	22.3	23.6
Receivable from Northrop Grumman Corporation ("Northrop")	6.0	6.0
Other receivables, prepaid expenses and other	16.8	21.5
Income taxes	2.5	5.3
Total Current Assets	368.1	400.9
Noncurrent Assets		
Property, plant and equipment, net	143.9	126.9
Real estate held for entitlement and leasing	70.2	63.3
Recoverable from the U.S. government and other third parties for environmental remediation costs	107.9	114.1
Receivable from Northrop	69.3	66.3
Goodwill	94.9	94.9
Intangible assets	13.9	15.4
Other noncurrent assets, net	51.1	57.7
Total Noncurrent Assets	551.2	538.6
Total Assets	$ 919.3	$ 939.5
LIABILITIES, REDEEMABLE COMMON STOCK, AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Short-term borrowings and current portion of long-term debt	$ 2.7	$ 2.8
Accounts payable	56.1	33.8
Reserves for environmental remediation costs	39.5	40.7
Postretirement medical and life benefits	7.5	6.8
Advance payments on contracts	100.1	108.5
Deferred income taxes	9.4	3.1
Other current liabilities	103.3	104.1
Total Current Liabilities	318.6	299.8
Noncurrent Liabilities		
Senior debt	45.0	47.5
Senior subordinated notes	—	75.0
Convertible subordinated notes	200.2	200.2
Other debt	0.8	0.9
Deferred income taxes	2.2	4.5
Reserves for environmental remediation costs	150.0	149.9
Pension benefits	454.5	236.4
Postretirement medical and life benefits	68.3	68.4
Other noncurrent liabilities	68.5	64.1
Total Noncurrent Liabilities	989.5	846.9
Total Liabilities	1,308.1	1,146.7
Commitments and contingencies (Note 7)		
Redeemable common stock, par value of $0.10; 0.4 million shares issued and outstanding as of November 30, 2012 and 2011	3.9	4.4
Shareholders' Deficit		
Preference stock, par value of $1.00; 15.0 million shares authorized; none issued or outstanding	—	—
Common stock, par value of $0.10; 150.0 million shares authorized; 58.9 million shares issued and outstanding as of November 30, 2012; 58.4 million shares issued and outstanding as of November 30, 2011	5.9	5.9
Other capital	269.6	261.2
Accumulated deficit	(181.9)	(179.3)
Accumulated other comprehensive loss, net of income taxes	(486.3)	(299.4)
Total Shareholders' Deficit	(392.7)	(211.6)
Total Liabilities, Redeemable Common Stock and Shareholders' Deficit	$ 919.3	$ 939.5

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)

	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Amount	Other Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
				(In millions)			
November 30, 2009		57.9	$5.9	$258.0	$(189.0)	$(353.8)	$(278.9)
Net income	$ 6.8	—	—	—	6.8	—	6.8
Amortization of net actuarial losses	54.9	—	—	—	—	54.9	54.9
Actuarial gains arising during the period, net	17.6	—	—	—	—	17.6	17.6
Amortization of prior service costs	0.1	—	—	—	—	0.1	0.1
Reclassification from redeemable common stock	—	0.1	—	0.9	—	—	0.9
Repurchase of convertible debt	—	—	—	(2.9)	—	—	(2.9)
Stock-based compensation and shares issued under equity plan	—	0.1	—	1.3	—	—	1.3
November 30, 2010	$ 79.4	58.1	5.9	257.3	(182.2)	(281.2)	(200.2)
Net income	$ 2.9	—	—	—	2.9	—	2.9
Amortization of net actuarial losses	62.8	—	—	—	—	62.8	62.8
Actuarial losses arising during the period, net	(81.1)	—	—	—	—	(81.1)	(81.1)
Amortization of prior service costs	0.1	—	—	—	—	0.1	0.1
Reclassification from redeemable common stock	—	0.1	—	0.7	—	—	0.7
Tax benefit from shares issued under equity and performance incentive plans	—	—	—	0.2	—	—	0.2
Repurchase of convertible debt	—	—	—	(0.3)	—	—	(0.3)
Stock-based compensation and shares issued under equity plan	—	0.2	—	3.3	—	—	3.3
November 30, 2011	$ (15.3)	58.4	5.9	261.2	(179.3)	(299.4)	(211.6)
Net loss	$ (2.6)	—	—	—	(2.6)	—	(2.6)
Amortization of net actuarial losses	58.9	—	—	—	—	58.9	58.9
Actuarial losses arising during the period, net	(245.7)	—	—	—	—	(245.7)	(245.7)
Amortization of prior service credits	(0.1)	—	—	—	—	(0.1)	(0.1)
Reclassification from redeemable common stock	—	—	—	0.5	—	—	0.5
Tax benefit from shares issued under equity and performance incentive plans	—	—	—	3.3	—	—	3.3
Stock-based compensation and shares issued under equity plans, net	—	0.5	—	4.6	—	—	4.6
November 30, 2012	$(189.5)	58.9	$5.9	$269.6	$(181.9)	$(486.3)	$(392.7)

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	2012	2011	2010
	(In millions)		
Operating Activities			
Net (loss) income	$ (2.6)	$ 2.9	$ 6.8
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Income from discontinued operations, net of income taxes	(3.1)	—	(0.8)
Depreciation and amortization	22.3	24.6	27.9
Amortization of debt discount and financing costs	2.9	6.7	10.5
Retirement benefit expense	41.0	46.4	41.9
Stock-based compensation	6.5	3.7	0.4
Net recognized gain on marketable securities	—	—	(0.1)
Impairment of long-lived asset	—	—	1.6
Tax benefit on stock-based awards	(3.3)	(0.2)	—
Loss on debt repurchased	0.4	0.2	1.2
Loss on bank amendment	—	1.3	0.7
Changes in assets and liabilities:			
Accounts receivable	(4.5)	(0.3)	9.6
Inventories	2.6	1.6	10.7
Other receivables, prepaid expenses and other	0.6	2.2	7.3
Income tax receivable	6.5	2.3	(5.1)
Real estate held for entitlement and leasing	(3.9)	(4.4)	(5.2)
Receivable from Northrop	(3.0)	(7.7)	(5.2)
Recoverable from the U.S. government and other third parties for environmental remediation costs	7.5	29.1	2.5
Other noncurrent assets	3.2	2.5	6.5
Accounts payable	22.3	6.7	8.7
Pension benefits	—	(3.1)	—
Postretirement medical and life benefits	(5.1)	(5.5)	(5.9)
Advance payments on contracts	(8.4)	(1.5)	44.0
Other current liabilities	4.7	(1.6)	1.6
Deferred income taxes	4.0	—	(2.0)
Reserve for environmental remediation costs	(1.1)	(27.0)	(5.0)
Other noncurrent liabilities and other	(1.2)	(1.8)	(3.4)
Net cash provided by continuing operations	88.3	77.1	149.2
Net cash used in discontinued operations	(2.1)	(0.3)	(1.1)
Net Cash Provided by Operating Activities	86.2	76.8	148.1
Investing Activities			
Capital expenditures	(37.2)	(21.1)	(16.9)
Proceeds from sale of land	0.6	—	—
Purchases of marketable securities	—	(15.0)	(154.2)
Sales of marketable securities	—	41.7	127.6
Purchases of restricted cash investments	—	—	(195.0)
Sales of restricted cash investments	—	—	195.0
Net Cash (Used in) Provided by Investing Activities	(36.6)	5.6	(43.5)
Financing Activities			
Proceeds from the issuance of debt	—	—	200.0
Repayments on debt	(77.7)	(70.1)	(240.2)
Debt issuance costs	(1.3)	(4.2)	(7.7)
Tax benefit on stock-based awards	3.3	0.2	—
Proceeds from shares issued under equity plans	1.0	—	—
Vendor financing repayments	(0.8)	(1.8)	(1.5)
Net Cash Used in Financing Activities	(75.5)	(75.9)	(49.4)
Net (decrease) increase in cash and cash equivalents	(25.9)	6.5	55.2
Cash and cash equivalents at beginning of year	188.0	181.5	126.3
Cash and Cash Equivalents at End of Year	$162.1	$188.0	$ 181.5
Supplemental Disclosures of Cash Flow Information			
Capital expenditure purchased with a note payable	$ —	$ —	$ 4.4
Capital leases	—	—	1.3
Cash refund for income taxes	6.0	0.2	—
Cash paid for income taxes	11.2	3.9	3.5
Cash paid for interest	18.5	22.4	23.6

See Notes to Consolidated Financial Statements.

GENCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

a. Basis of Presentation and Nature of Operations

The consolidated financial statements of GenCorp Inc. ("GenCorp" or the "Company") include the accounts of the parent company and its wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to financial information for prior years to conform to the current year's presentation.

The Company is a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of the Company's excess real estate assets. The Company's continuing operations are organized into two segments:

Aerospace and Defense — includes the operations of Aerojet-General Corporation ("Aerojet") which develops and manufactures propulsion systems for defense and space applications, and armaments for precision tactical and long range weapon systems applications. Primary customers served include major prime contractors to the United States ("U.S.") government, the Department of Defense ("DoD"), and the National Aeronautics and Space Administration ("NASA").

Real Estate — includes the activities of the Company's wholly-owned subsidiary Easton Development Company, LLC ("Easton") related to the re-zoning, entitlement, sale, and leasing of the Company's excess real estate assets. The Company owns approximately 11,900 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California east of Sacramento ("Sacramento Land"). The Company is currently in the process of seeking zoning changes and other governmental approvals on a portion of the Sacramento Land to optimize its value.

The Company's fiscal year ends on November 30 of each year. The fiscal year of the Company's subsidiary, Aerojet, ends on the last Saturday of November.

In July 2012, the Company signed a definitive agreement to acquire the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") from United Technologies Corporation ("UTC") for $550 million (the "Acquisition"). The Rocketdyne Business is the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S. The purchase price of $550 million, which is subject to adjustment for changes in working capital and other specified items, is expected to be financed with a combination of cash on hand and issuance of debt (see Note 15). The acquisition of the Rocketdyne Business is conditioned upon, among other things, the receipt of required regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the acquisition is expected to close in the first half of 2013. If the Acquisition is not completed, the Company will be required to pay a termination fee of up to $20.0 million in the event that the purchase agreement is terminated in certain circumstances.

The Company expects to incur substantial expenses in connection with the Acquisition and the integration of the operations with the Rocketdyne Business. The Company incurred $11.6 million of expenses related to the proposed acquisition of the Rocketdyne Business in fiscal 2012. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, marketing, and benefits. While the Company has assumed that a certain level of expenses will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate.

As of November 30, 2012, the Company classified its Liquid Divert and Attitude Control Systems ("LDACS") program as assets held for sale. The Company expects that it will be required to divest the LDACS product line in order to consummate the acquisition of the Rocketdyne Business (see Note 13).

On August 31, 2004, the Company completed the sale of its GDX Automotive ("GDX") business. On November 30, 2005, the Company completed the sale of the Fine Chemicals business. The remaining subsidiaries after the sale of GDX Automotive, including Snappon SA, and the Fine Chemicals business are classified as discontinued operations in the Consolidated Financial Statements (see Note 12).

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Out of Period Adjustments

During fiscal 2012, the Company recorded out of period adjustments to cost of sales, interest expense, and the income tax provision and related balance sheet accounts. The out of period adjustments relate to the treatment of intercompany interest within the state tax provisions and the accounting for a lease modification. The out of period adjustments resulted in the Company increasing its net loss in fiscal 2012 by an additional $0.2 million.

During the fourth quarter of fiscal 2011, the Company recorded out of period adjustments to the income tax provision and related balance sheet accounts. The out of period adjustments relate to the Company incorrectly calculating the tax benefit on a tax refund associated with an election made on the Company's fiscal 2003 income tax return and the Company not recording a reserve for uncertain tax positions during the appropriate period. The out of period adjustments in fiscal 2011, combined with the effects of the fiscal 2012 adjustments described above, resulted in the Company under reporting net income by $0.8 million in fiscal 2011.

During the second and third quarters of fiscal 2010, the Company recorded out of period adjustments to the income tax benefit and related balance sheet accounts. The Company incorrectly recorded a valuation allowance on its U.S. federal alternative minimum tax credits and California research credits. The out of period adjustments in fiscal 2010, combined with the effects of the fiscal 2011 and fiscal 2012 adjustments described above, resulted in the Company over reporting net income by $2.8 million in fiscal 2010.

The combined effect of the errors resulted in an increase to the Company's net loss of $0.2 million in fiscal 2012 and an over/(under) reporting of net income of ($0.8) and $2.8 million in fiscal 2011 and 2010, respectively. Management believes that such amounts are not material to previously reported financial statements.

b. Cash and Cash Equivalents

All highly liquid debt instruments purchased with a remaining maturity at the date of purchase of three months or less are considered to be cash equivalents. The Company aggregates its cash balances by bank, and reclassifies any negative balances, if applicable, to accounts payable.

c. Fair Value of Financial Instruments

The accounting standards use a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following are measured at fair value:

		Fair value measurement at November 30, 2012		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Money market funds	$166.0	$166.0	$—	$ —

		Fair value measurement at November 30, 2011		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Money market funds	$194.8	$194.8	$—	$—

As of November 30, 2012, a summary of cash and cash equivalents and grantor trust by investment type is as follows:

	Total	Cash and Cash Equivalents	Money Market Funds
		(In millions)	
Cash and cash equivalents	$162.1	$9.7	$152.4
Grantor trust	13.6	—	13.6
	$175.7	$9.7	$166.0

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued compensation, and other accrued liabilities, approximate fair value because of their short maturities.

The estimated fair value and principal amount for the Company's long-term debt is presented below:

	Fair Value		Principal Amount	
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
		(In millions)		
Term loan	$ 47.5	$ 49.5	$ 47.5	$ 50.0
9 1/2% Senior Subordinated Notes ("9 1/2% Notes")	—	75.1	—	75.0
4 1/16% Convertible Subordinated Debentures ("4 1/16% Debentures")	246.0	184.0	200.0	200.0
Other debt	1.2	1.4	1.2	1.4
	$294.7	$310.0	$248.7	$326.4

The fair values of the term loan, 9 ½% Notes, and 4 1⁄16% Debentures were determined using broker quotes that are based on open markets of the Company's debt securities as of November 30, 2012 and 2011. The fair value of the other debt was determined to approximate carrying value.

d. Accounts Receivable

Accounts receivable associated with long-term contracts consist of billed and unbilled amounts. Billed amounts include invoices presented to customers that have not been paid. Unbilled amounts relate to revenues that have been recorded and billings that have not been presented to customers. Amounts for overhead disallowances are reflected in unbilled receivables and primarily represent estimates of potential overhead costs which may not be successfully negotiated and collected.

Other receivables represent amounts billed where revenues were not derived from long-term contracts.

e. Inventories

Inventories are stated at the lower of cost or market, generally using the average cost method. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, contract-specific facilities and equipment, allocable operating overhead, advances to suppliers, environmental expenses and, in the case of contracts with the U.S. government, bid and proposal, research and development, and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of performance-based and progress payments. Such progress payments are reflected as an offset against the related inventory balances.

f. Income Taxes

The Company files a consolidated U.S. federal income tax return with its wholly-owned consolidated subsidiaries. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period of the enactment date of the change.

The carrying value of the Company's deferred tax assets is dependent upon its ability to generate sufficient taxable income in the future. The Company has established a valuation allowance against a substantial portion of its net deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given historical losses including accumulated other comprehensive losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including the Company's past and future performance, the market environment in which it operates, the utilization of tax attributes in the past, the length of carryback and carryforward periods, and evaluation of potential tax planning strategies.

Despite the Company's belief that its tax return positions are consistent with applicable tax laws, the Company believes that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. The Company's tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the financial statements. The accounting standards provide guidance for the recognition and measurement in financial statements for uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process, the first step being recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position are derived from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority. As the examination process progresses with tax authorities, adjustments to tax reserves may be necessary to reflect taxes payable upon settlement. Tax reserve adjustments related to positions impacting the effective tax rate affect the provision for income taxes. Tax reserve adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

g. Property, Plant and Equipment, net

Property, plant and equipment are recorded at cost. Refurbishment costs are capitalized in the property accounts, whereas ordinary maintenance and repair costs are expensed as incurred. Depreciation is computed principally by accelerated methods based on the following useful lives:

Buildings and improvements	9 — 40 years
Machinery and equipment	3 — 19 years

h. Real Estate Held for Entitlement and Leasing

The Company capitalizes all costs associated with the real estate entitlement and leasing process. The Company classifies activities related to the entitlement, sale, and leasing of its excess real estate assets as operating activities in the consolidated statements of cash flows.

i. Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair values of the identifiable assets acquired and liabilities assumed. Tests for impairment of goodwill are performed on an annual basis, or at any other time, if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company evaluated goodwill for impairment as of September 1, 2012 and 2011, and determined that goodwill was not impaired.

The Company evaluates qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance) to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as the "Step Zero analysis". If it is determined that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, the Company will need to proceed to the first step ("Step One") of the two-step goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances as discussed above shall be assessed. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the impairment test are unnecessary.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; adverse cash flow trends; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; decline in stock price; and results of testing for recoverability of a significant asset group within a reporting unit. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded.

All of the Company's recorded goodwill resides in the Aerospace and Defense reporting unit. As of September 1, 2012 and 2011, the Company evaluated goodwill using a "Step Zero analysis" and determined that it was more likely than not that the fair value of the Aerospace and Defense reporting unit exceeded its carrying amount.

There can be no assurance that the Company's estimates and assumptions made for purposes of its goodwill impairment testing will prove to be accurate predictions of the future. If the Company's assumptions and estimates are incorrect, the Company may be required to record goodwill impairment charges in future periods.

j. Intangible Assets

Identifiable intangible assets, such as patents, trademarks, and licenses are recorded at cost or when acquired as part of a business combination at estimated fair value. Identifiable intangible assets are amortized based on when they provide the Company economic benefit, or using the straight-line method, over their estimated useful life. Amortization periods for identifiable intangible assets range from 20 years to 27 years.

k. Environmental Remediation

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and contamination in ongoing operations. The Company accrues for costs associated with the remediation of environmental contamination when it becomes probable that a liability has been incurred, and the amount can be reasonably estimated. In most cases only a range of reasonably probable costs can be estimated. In establishing the Company's reserves, the most probable estimated amount is used when determinable, and the minimum amount is used when no single amount in the range is more probable. The Company's environmental reserves include the costs of completing remedial investigation and feasibility studies, remedial and corrective actions, regulatory oversight costs, the cost of operation and maintenance of the remedial action plan, and employee compensation costs for employees who are expected to devote a significant amount of time to remediation efforts. Calculation of environmental reserves is based on the evaluation of currently available information with respect to each individual environmental site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Such estimates are based on the expected costs of investigation and remediation and the likelihood that other potentially responsible parties will be able to fulfill their commitments at sites where the Company may be jointly or severally liable. At the time a liability is recorded for future environmental costs, the Company records an asset for estimated future recoveries that are estimable and probable. Some of the Company's environmental costs are eligible for future recovery in the pricing of its products and services to the U.S. government and under existing third party agreements. The Company considers the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and its long history of receiving reimbursement for such costs (see Notes 7(c) and (d)).

l. Retirement Benefits

The Company has a frozen defined benefit pension plan that previously covered substantially all salaried and hourly employees. In addition, the Company provides medical and life insurance benefits ("postretirement benefits") to certain eligible retired employees, with varied coverage by employee group. Annual charges are made for the cost of the plans, including administrative costs, interest costs on benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. The Company also sponsors a defined contribution 401(k) plan and participation in the plan is available to all employees (see Note 6).

m. Conditional Asset Retirement Obligations

Conditional asset retirement obligations ("CAROs") are legal obligations associated with the retirement of long-lived assets. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the Company records period-to-period changes in the CARO liability resulting from the passage of time and revisions to either the timing or the amount of the estimate of the undiscounted cash flows.

The Company's estimate of CAROs associated with owned properties relates to estimated costs necessary for the legally required removal or remediation of various regulated materials, primarily asbestos disposal and radiological decontamination of an ordnance manufacturing facility. For CAROs that are not expected to be retired in the next fifteen (15) years, the Company estimated the retirement date of such asset retirement obligations to be thirty (30) years from the date of adoption of the applicable accounting standard on November 30, 2006. For leased properties, such obligations relate to the estimated cost of contractually required property restoration.

The changes in the carrying amount of CAROs since November 30, 2009 were as follows (in millions):

Balance as of November 30, 2009	$ 13.6
Additions and other, net	0.6
Accretion	1.1
Balance as of November 30, 2010	15.3
Additions and other, net	1.2
Accretion	1.3
Balance as of November 30, 2011	17.8
Additions and other, net	1.5
Accretion	1.5
Balance as of November 30, 2012	$ 20.8

n. Advance Payments on Contracts

The Company receives advances from customers which may exceed costs incurred on certain contracts. Such advances or billings in excess of cost and estimated earnings, other than those reflected as a reduction of inventories as progress payments, are classified as current liabilities.

o. Loss Contingencies

The Company is currently involved in certain legal proceedings and, as required, has accrued its estimate of the probable costs and recoveries for resolution of these claims. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations or cash flows for any particular period could be materially affected by changes in estimates or the effectiveness of strategies related to these proceedings.

p. Warranties

The Company provides product warranties in conjunction with certain product sales. The majority of the Company's warranties are a one-year standard warranty for parts, workmanship, and compliance with specifications. On occasion, the Company has made commitments beyond the standard warranty obligation. While the Company has contracts with warranty provisions, there is not a history of any significant warranty claims experience. A reserve for warranty exposure is made on a product by product basis when it is both estimable and probable. These costs are included in the program's estimate at completion and are expensed in accordance with the Company's revenue recognition methodology as allowed under GAAP for that particular contract.

q. Revenue Recognition

The Company considers the nature of the individual underlying contract and the type of products and services provided in determining the proper accounting for a particular contract. Each method is applied consistently to all contracts having similar characteristics, as described below. The Company typically accounts for these contracts using the percentage-of-completion method, and progress is measured on a cost-to-cost or units-of-delivery basis. Sales are recognized using various measures of progress depending on the contractual terms and scope of work of the contract. The Company recognizes revenue on a units-of-delivery basis when contracts require unit deliveries on a frequent and routine basis. Sales using this measure of progress are recognized at the contractually agreed upon unit price. Where the scope of work on contracts principally relates to research and/or development efforts, or the contract is predominantly a development effort with few deliverable units, the Company recognizes revenue on a cost-to-cost basis. In this case, sales are recognized as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Revenue on service or time and material contracts is recognized when performed. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Certain government contracts contain cost or performance incentive provisions that provide for increased or decreased fees or profits based upon actual performance against established targets or other criteria. Incentive and award fees, which are generally awarded at the discretion of the customer, are included in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based on historical experience and anticipated performance. The Company continually evaluates its performance and incorporates any anticipated changes in penalties and cost incentives into its revenue and earnings calculations. Performance incentives, which increase or decrease earnings based solely on a single significant event, generally are not recognized until an event occurs.

Revenue from real estate asset sales is recognized when a sufficient down-payment has been received, financing has been arranged and title, possession and other attributes of ownership have been transferred to the buyer. The allocation to cost of sales on real estate asset sales is based on a relative fair market value computation of the land sold which includes the basis on the Company's book value, capitalized entitlement costs, and an estimate of the Company's continuing financial commitment.

Revenue that is not derived from long-term development and production contracts, or real estate asset transactions, is recognized when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and payment from the customer is reasonably assured. Sales are recorded net of provisions for customer pricing allowances.

r. Research and Development ("R&D")

Company-sponsored R&D expenses were $30.3 million in fiscal 2012, $27.4 million in fiscal 2011, and $17.4 million in fiscal 2010. Company-sponsored R&D expenses include the costs of technical activities that are useful in developing new products, services, processes, or techniques, as well as expenses for technical activities that may significantly improve existing products or processes. These expenses are generally allocated among all contracts and programs in progress under U.S. government contractual arrangements.

Customer-sponsored R&D expenditures, which are funded under government contracts, totaled $271.8 million in fiscal 2012, $276.0 million in fiscal 2011, and $283.7 million in fiscal 2010. Expenditures under customer-sponsored R&D funded government contracts are accounted for as sales and cost of products sold.

s. Stock-based Compensation

The Company recognizes stock-based compensation in the statements of operations at the grant-date fair value of stock awards issued to employees and directors over the vesting period. The Company elected to use the short-cut method for determining the historical pool of windfall tax benefits and the tax law ordering approach for purposes of determining whether an excess tax benefit has been realized.

t. Impairment or Disposal of Long-Lived Assets

Impairment of long-lived assets is recognized when events or circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the Company determines that an asset is not recoverable, then the Company would record an impairment charge if the carrying value of the asset exceeds its fair value. During the fourth quarter of fiscal 2010, the Company recorded a $1.6 million impairment charge associated with the write-down of a long-lived asset.

A long-lived asset classified as "held for sale" is initially measured at the lower of its carrying amount or fair value less costs to sell. In the period that the "held for sale" criteria are met, the Company recognizes an impairment charge for any initial adjustment of the long-lived asset amount. Gains or losses not previously recognized resulting from the sale of a long-lived asset is recognized on the date of sale.

u. Foreign Currency Transactions

Foreign currency transaction gains and (losses) were $0.4 million in fiscal 2012, $(0.3) million in fiscal 2011, and $1.7 million in fiscal 2010 which are reported as a component of discontinued operations. The Company's foreign currency transactions were associated with the Company's former GDX business, including Snappon SA, which is classified as discontinued operations in these consolidated financial statements and notes to consolidated financial statements.

v. Related Parties

A member of the Company's board of directors is manager of Steel Partners LLC, the manager of Steel Partners Holdings L.P. ("Steel Holdings"). Steel Holdings owns 99% of SPH Group Holdings LLC ("SPH Holdings") and was a beneficial owner of more than 5% of the Company's common stock outstanding as of November 30, 2012 and 2011. The Company repurchased $15.5 million of its 2¼% Convertible Subordinated Debentures ("2¼% Debentures") from SPH Holdings during fiscal 2011 at market prices as of the transaction date.

w. Concentrations

Dependence upon government programs and contracts

Sales to the U.S. government and its agencies were as follows (dollars in millions):

	U.S. Government Sales	Percent of Net Sales
Fiscal 2012	$936.9	94%
Fiscal 2011	855.8	93
Fiscal 2010	786.1	92

The Standard Missile program, which is included in the U.S. government sales, represented 25%, 24%, and 26% of net sales for fiscal 2012, 2011, and 2010, respectively. The demand for certain of the Company's services and products is directly related to the level of funding of government programs.

Major customers

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2012	2011	2010
Raytheon Company ("Raytheon")	37%	36%	37%
Lockheed Martin Corporation ("Lockheed Martin")	32	28	27

Credit Risk

Aside from investments held in the Company's defined benefit pension plan, financial instruments that could potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and trade receivables. The Company's cash and cash equivalents are held and managed by recognized financial institutions and are subject to the Company's investment policy. The investment policy outlines minimum acceptable credit ratings for each type of investment and limits the amount of credit exposure to any one security issue. The Company does not believe significant concentration of credit risk exists with respect to these investments.

Customers that represented more than 10% of accounts receivable for the periods presented are as follows:

	As of November 30,	
	2012	2011
Raytheon	48%	43%
Lockheed Martin	31	26
U.S. Air Force	*	11

* Less than 10%.

Dependence on Single Source and Other Third Party Suppliers

The Company uses a significant quantity of raw materials that are highly dependent on market fluctuations and government regulations. Further, as a U.S. government contractor, the Company is often required to procure materials from suppliers capable of meeting rigorous customer and government specifications. As market conditions change for these companies, they often discontinue materials with low sales volumes or profit margins. The Company is often forced to either qualify new materials or pay higher prices to maintain the supply. To date the Company has been successful in establishing replacement materials and securing customer funding to address specific qualification needs of the programs. Prolonged disruptions in the supply of any of the Company's key raw materials, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply, and/or a continuing volatility in the prices of raw materials could have a material adverse effect on the Company's operating results, financial condition, and/or cash flows.

Workforce

As of November 30, 2012, 13% of the Company's 3,391 employees were covered by collective bargaining agreements. In June 2011, the Company entered into a new collective bargaining agreement with substantially all of its covered employees through June 2014.

x. *Recently Adopted Accounting Pronouncements*

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard was effective for the Company on March 1, 2010. For the gross presentation of activity in the Level 3 roll forward, the new disclosures were effective December 1, 2011. As the accounting standard only impacts disclosures, the new standard did not have an impact on the Company's financial position, results of operations, or cash flows.

As of September 1, 2011, the Company adopted the FASB's amended guidance on testing goodwill for impairment. Previous guidance required that an entity test for goodwill impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill. If the fair value is less than its carrying amount, then a second step is performed to measure the amount of the impairment loss. Under this new amendment an entity is not required to calculate the fair value of the reporting unit unless the entity determines that it is more likely than not (a likelihood of more than 50%) that its fair value is less than its carrying amount. The adoption of the new standard did not have a material impact on the Company's financial position or results of operations.

In December 2010, the FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance was effective for the Company for business combinations subsequent to December 1, 2011.

In May 2011, the FASB issued amended guidance on fair value measurement and related disclosures. The new guidance clarified the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements. This guidance was effective for the Company beginning in the second quarter of fiscal 2012, and was applied retrospectively.

New Accounting Pronouncements

In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amended guidance eliminates one of the presentation options provided by current GAAP, that is to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for the Company beginning in the first quarter of fiscal 2013, and will be applied retrospectively. As the accounting standard only impacts disclosures, the new standard will not have an impact on the Company's financial position, results of operations, or cash flows.

z. *Subsequent Events*

The Company evaluates events or transactions that occur after the balance sheet date but before financial statements are issued for potential recognition or disclosure in the financial statements. The issuance of financial statements is the earlier of when the financial statements are widely distributed to all shareholders and other financial statements users or filed with the Securities and Exchange Commission ("SEC") (see Note 15).

Note 2. (Loss) Income Per Share of Common Stock

A reconciliation of the numerator and denominator used to calculate basic and diluted (loss) income per share of common stock ("EPS") is presented in the following table:

	Year Ended		
	2012	2011(1)	2010(1)
	(In millions, except per share amounts; shares in thousands)		
Numerator for Basic and Diluted EPS			
(Loss) income from continuing operations	$ (5.7)	$ 2.9	$ 6.0
Income from discontinued operations, net of income taxes	3.1	—	0.8
Net (loss) income available for basic and diluted earnings per share	$ (2.6)	$ 2.9	$ 6.8
Denominator			
Basic weighted average shares	59,006	58,689	58,547
Effect of:			
Employee stock options	—	17	17
Diluted weighted average shares	59,006	58,706	58,564
Basic and Diluted EPS:			
(Loss) income per share from continuing operations	$ (0.09)	$ 0.05	$ 0.11
Income per share from discontinued operations, net of income taxes	0.05	—	0.01
Net (loss) income per share	$ (0.04)	$ 0.05	$ 0.12

(1) The undistributed income allocated to participating securities was less than $0.1 million. The Company's outstanding unvested restricted shares contain non-forfeitable rights to dividends. Accordingly, the weighted average share balances treat the unvested restricted shares as participating securities and are included in the computation of EPS pursuant to the two-class method. Application of the two-class method had no impact on EPS for all years presented.

The following table sets forth the potentially dilutive securities excluded from the computation because their effect would have been anti-dilutive:

	Year Ended		
	2012	2011	2010
	(In thousands)		
4% Convertible Subordinated Notes ("4% Notes")	—	—	1,148
4 1/16% Debentures	22,219	22,219	20,922
Unvested restricted shares	1,104	805	652
Employee stock options	849	1,050	934
Total potentially dilutive securities	24,172	24,074	23,656

The Company's 2 1/4% Debentures were not included in the computation of diluted earnings per share because the market price of the common stock did not exceed the conversion price and only the conversion premium for these debentures is settled in common shares.

Note 3. Balance Sheet Accounts and Supplemental Disclosures

a. *Accounts Receivable*

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Billed	$ 49.4	$ 58.1
Unbilled	62.0	48.8
Total receivables under long-term contracts	111.4	106.9
Other receivables	0.1	0.1
Accounts receivable	$111.5	$107.0

The unbilled receivable amounts as of November 30, 2012 expected to be collected after one year is $0.8 million. Such amounts are billed either upon delivery of completed units or settlement of contracts.

b. *Inventories*

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Long-term contracts at average cost	$ 256.4	$ 262.4
Progress payments	(209.9)	(213.1)
Total long-term contract inventories	46.5	49.3
Work in progress	0.4	0.2
Total other inventories	0.4	0.2
Inventories	$ 46.9	$ 49.5

As of November 30, 2012 and 2011, long-term contract inventories included $6.4 million and $7.6 million, respectively, of deferred qualification costs. Realization of the deferred costs at November 30, 2012 is dependent upon receipt of future firm orders. The Company believes recovery of these costs to be probable and specifically identifiable to future contracts. In addition, long-term contract inventories included an allocation of general and administrative costs incurred throughout fiscal 2012 and fiscal 2011 to be $151.1 million and $151.7 million, respectively, and the cumulative amount of general and administrative costs in long-term contract inventories is estimated to be $4.4 million and $5.1 million at November 30, 2012 and 2011, respectively.

c. *Property, Plant and Equipment, net*

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Land	$ 29.6	$ 32.8
Buildings and improvements	158.5	153.9
Machinery and equipment	343.5	349.0
Construction-in-progress	36.9	17.4
	568.5	553.1
Less: accumulated depreciation	(424.6)	(426.2)
Property, plant and equipment, net	$ 143.9	$ 126.9

Depreciation expense for fiscal 2012, 2011, and 2010 was $19.3 million, $21.8 million, and $25.2 million, respectively.

d. Intangible Assets

As of November 30, 2012	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)	
Customer related	$10.7	$ 5.4	$ 5.3
Acquired technology	18.3	9.7	8.6
Intangible assets	$29.0	$15.1	$13.9

As of November 30, 2011	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)	
Customer related	$10.7	$ 4.6	$ 6.1
Acquired technology	18.3	9.0	9.3
Intangible assets	$29.0	$13.6	$15.4

Amortization expense related to intangible assets was $1.5 million in fiscal 2012 and 2011. Amortization expense related to intangible assets was $1.6 million in fiscal 2010. Amortization expense for fiscal 2013 related to intangible assets is estimated to be approximately $1.5 million. Amortization expense for fiscal 2014 through 2016 related to intangible assets is estimated to be approximately $1.4 million annually. Amortization expense for fiscal 2017 related to intangible assets is estimated to be approximately $1.3 million.

e. Other Noncurrent Assets, net

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Grantor trust	$12.1	$13.3
Recoverable from the U.S. government for conditional asset retirement obligations	13.8	12.3
Deferred financing costs	7.0	8.4
Other	18.2	23.7
Other noncurrent assets, net	$51.1	$57.7

The Company amortizes deferred financing costs over the estimated life of the related debt. Amortization of deferred financing costs was $2.9 million, $3.2 million, and $3.8 million in fiscal 2012, 2011, and 2010, respectively. In addition, the Company incurred charges of $1.3 million and $0.7 million in fiscal 2011 and 2010, respectively, related to amendments to the Company's Senior Credit Facility.

f. Other Current Liabilities

	As of November 30,	
	2012	2011
	(In millions)	
Accrued compensation and employee benefits	$ 49.6	$ 44.0
Legal settlements	7.0	10.7
Interest payable	6.3	7.9
Contract loss provisions	5.7	4.7
Other	34.7	36.8
Other current liabilities	$103.3	$104.1

g. Other Noncurrent Liabilities

	As of November 30,	
	2012	2011
	(In millions)	
Legal settlements	$ 2.3	$ 8.3
Conditional asset retirement obligations	20.8	17.8
Deferred revenue	8.6	9.2
Deferred compensation	8.4	7.8
Pension benefits, non-qualified	18.9	16.1
Other	9.5	4.9
Other noncurrent liabilities	$68.5	$64.1

h. Accumulated Other Comprehensive Loss, Net of Income Taxes

The components of accumulated other comprehensive loss, net of income taxes, related to the Company's retirement benefit plans are as follows:

	As of November 30,		
	2012	2011	2010
	(In millions)		
Actuarial losses, net	$(491.0)	$(304.2)	$(285.9)
Prior service credits, net	4.7	4.8	4.7
Accumulated other comprehensive loss	$(486.3)	$(299.4)	$(281.2)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit expense in fiscal 2013 are as follows:

	Pension Benefits	Medical and Life Benefits
	(In millions)	
Recognized actuarial losses (gains), net	$94.7	$(2.1)
Recognition of prior service credits, net	—	(0.9)
	$94.7	$(3.0)

Note 4. Income Taxes

The Company files a consolidated U.S. federal income tax return with its wholly-owned subsidiaries. The components of the Company's income tax provision (benefit) from continuing operations are as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Current			
U.S. federal	$10.9	$ 2.0	$(5.2)
State and local	3.8	4.2	3.1
	14.7	6.2	(2.1)
Deferred			
U.S. federal	3.2	(0.4)	(0.8)
State and local	1.0	0.3	(1.0)
	4.2	(0.1)	(1.8)
Income tax provision (benefit)	$18.9	$ 6.1	$(3.9)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate on earnings from continuing operations is as follows:

	Year Ended		
	2012	2011	2010
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal income tax effect	20.4	29.9	93.7
Tax settlements and refund claims, including interest	—	3.5	(295.2)
Reserve adjustments	21.5	0.8	(0.6)
Valuation allowance adjustments	98.4	(44.0)	(146.3)
Unregistered stock rescission	1.7	3.3	13.8
Non-deductible convertible debt interest	21.5	31.6	124.5
Deferred net operating loss to additional paid in capital	23.0	2.1	—
Research credits	(75.3)	—	—
Benefit of manufacturing deductions	(9.5)	—	—
Other, net	6.5	5.3	(6.2)
Effective income tax rate	143.2%	67.5%	(181.3)%

The income tax provision of $18.9 million in fiscal 2012 is primarily related to: (i) current federal income taxes payable of $5.2 million; (ii) $3.0 million of current federal tax on earnings sheltered by net operating losses generated from equity based compensation, the benefit of which was recorded directly to equity; (iii) current change in the federal uncertain tax position reserve of $2.7 million; (iv) current state income taxes of $3.8 million; and (v) deferred taxes of $4.2 million, which represents the deferred tax expense from the tax amortization of goodwill plus the current period utilization of federal Alternative Minimum Tax ("AMT") credits and California research and development credits.

The income tax provision of $6.1 million in fiscal 2011 is primarily related to: (i) current federal income taxes payable of $1.5 million; (ii) $0.2 million of current federal tax on earnings sheltered by net operating losses generated from equity based compensation, the benefit of which was recorded directly to equity; (iii) $0.3 million true-up of interest accrual on the pending federal refund claims filed in 2010; (iv) current state income taxes of $4.2 million; and (v) deferred tax benefits of $0.1 million from the increase in the federal AMT credits and California research and development credits, offset by deferred tax expense from the tax amortization of goodwill.

The income tax benefit of $3.9 million in fiscal 2010 is primarily related to the Company obtaining a Private Letter Ruling ("PLR") from the Internal Revenue Service ("IRS") allowing the Company to revoke its election made on the fiscal 2003 income tax return to capitalize and amortize certain research expenditures. The revocation is effective as of the fiscal 2007 income tax return, allowing a deduction on an amended fiscal 2007 tax return of the remaining unamortized balance. As a result of the PLR, an income tax benefit of $6.3 million was recorded. This is offset by federal AMT expense of $1.1 million and state income tax expense of $3.1 million. Additionally, the Company recorded a deferred tax benefit of $1.9 million relating to prior years offset by $0.1 million of deferred tax expense recorded for fiscal 2010.

A valuation allowance has been recorded to offset a substantial portion of the Company's net deferred tax assets at November 30, 2012 and 2011 to reflect the uncertainty of realization. As of November 30, 2012 and 2011, the valuation allowance was $288.1 million and $211.1 million, respectively. A valuation allowance is required when it is more likely than not that all or a portion of deferred tax assets may not be realized. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, in accordance with accounting standards, the effect of the Company's proposed acquisition of the Rocketdyne Business has not been considered in its evaluation of the valuation allowance.

In this evaluation, management has considered all available evidence, both positive and negative, including the following:

- The Company's recent history of generating taxable income which has allowed for the utilization of net operating loss credits and tax credit carryfowards;
- The existence of a three year cumulative comprehensive loss related to the Company's defined benefit pension plan in the current and recent prior periods;
- Projections of the Company's future results which reflect uncertainty over its ability to generate taxable income principally due to: (i) increased periodic pension expense in fiscal 2013 due to a decline in the discount rate utilized to value the pension obligation associated with the Company's defined benefit pension plan and (ii) the lack of objective, verifiable evidence to predict future aerospace and defense spending associated with the Budget Control Act of 2011, including which governmental spending accounts may be subject to sequestration, the percentage reduction with respect thereto, and the latitude agencies will have in selecting specific expenditures to cut.

As of November 30, 2012, the weight of the negative evidence, principally associated with the above uncertainties, outweighed the recent historical positive evidence regarding the likelihood that a substantial portion of the net deferred tax assets was realizable. Depending on the Company's ability to continue to generate taxable income and the resolution of the above uncertainties favorably, it is possible that the valuation allowance could be released during fiscal 2013, which would materially and favorably affect the Company's results of operations in the period of the reversal. Management will continue to evaluate the ability to realize its net deferred tax assets and related valuation allowance on a quarterly basis.

The Company is routinely examined by domestic and foreign tax authorities. While it is difficult to predict the outcome or timing of a particular tax matter, the Company believes it has adequately provided reserves for any reasonable foreseeable outcome related to these matters.

A reconciliation of the change in unrecognized tax benefits from December 1, 2009 is as follows (in millions):

Unrecognized tax benefits at December 1, 2009	$ 4.9
Gross decreases for tax positions taken in prior year	(0.1)
Unrecognized tax benefits at November 30, 2010	4.8
Gross increases for tax positions taken during the year	0.1
Gross decreases for tax positions taken in prior year	(0.4)
Unrecognized tax benefits at November 30, 2011	4.5
Gross increases for tax positions taken during the year	0.2
Gross increases for tax positions taken in the prior year	0.3
Gross decreases for tax positions taken in prior year	(0.1)
Unrecognized tax benefits at November 30, 2012	$ 4.9

As of November 30, 2012, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $4.2 million. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of November 30, 2012, the Company's accrued interest and penalties related to uncertain tax positions is $0.3 million. It is reasonably possible that a reduction of up to $1.3 million of unrecognized tax benefits and related interest may occur within the next 12 months as a result of the expiration of certain statute of limitations. The years ended November 30, 2008 through November 30, 2012 remain open to examination for U.S. federal income tax purposes. For the Company's other major taxing jurisdictions, the tax years ended November 30, 2007 through November 20, 2012 remain open to examination.

Deferred tax assets and liabilities are as follows:

	As of November 30,	
	2012	2011
	(In millions)	
Deferred Tax Assets		
Accrued estimated costs	$ 68.1	$ 55.0
Basis difference in assets and liabilities	30.1	32.6
Tax losses and credit carryforwards	24.9	40.5
Net cumulative defined benefit pension plan losses	175.5	95.7
Retiree medical and life benefits	30.1	31.0
Valuation allowance	(288.1)	(211.1)
Total deferred tax assets	40.6	43.7
Deferred Tax Liabilities		
U.S. federal effect of state deferred taxes	10.6	15.6
Revenue recognition differences	26.1	22.1
Intangible basis differences	15.5	13.6
Total deferred tax liabilities	52.2	51.3
Total net deferred tax liabilities	$ (11.6)	$ (7.6)

The year of expiration for the Company's state net operating loss carryforwards as of November 30, 2012 are as follows (in millions):

2013	$ 0.2
2014	1.7
2015	24.7
2016	28.9
2017	30.0
2018	48.3
2019	105.5
	$239.3

Approximately $5.4 million of the state net operating loss carryforwards relate to the exercise of stock options the benefit of which will be credited to equity when realized. In addition, the Company has U.S. federal and state capital loss carryforwards of approximately $7.2 million and $1.4 million, respectively, which begin expiring in fiscal 2013.

The Company utilized all of its federal and California research and development credits in fiscal 2012. Additionally, the Company has a foreign tax credit carryforward of $0.5 million which will expire in fiscal 2013, if not utilized. These tax carryforwards are subject to examination by the tax authorities.

Note 5. Long-Term Debt (see Note 15)

	As of November 30,	
	2012	2011
	(In millions)	
Senior debt	$ 47.5	$ 50.0
Senior subordinated notes	—	75.0
Convertible subordinated notes	200.2	200.2
Other debt	1.0	1.2
Total debt, carrying amount	248.7	326.4
Less: Amounts due within one year		
Senior debt	2.5	2.5
Other debt	0.2	0.3
Total long-term debt, carrying amount	$246.0	$323.6

As of November 30, 2012, the Company's annual fiscal year debt contractual principal maturities are summarized as follows:

	Total	2013	2014	2015	2016	2017
			(In millions)			
Term loan	$ 47.5	$2.5	$2.5	$ 2.5	$40.0	$ —
4 1/16% Debentures	200.0	—	—	200.0	—	—
2 1/4% Debentures	0.2	—	0.2	—	—	—
Other debt	1.0	0.2	0.2	0.2	0.3	0.1
Total debt	$248.7	$2.7	$2.9	$202.7	$40.3	$0.1

a. Senior Debt:

	As of November 30,	
	2012	2011
	(In millions)	
Term loan, bearing interest at variable rates (rate of 3.71% as of November 30, 2012), payable in quarterly installments of $0.6 million plus interest, maturing in November 2016	$47.5	$50.0

Senior Credit Facility

On August 16, 2012, the Company, with its wholly-owned subsidiary Aerojet as guarantor, executed an amendment (the "Second Amendment") to the Second Amended and Restated Credit Agreement, as amended, (the "Senior Credit Facility") with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. On May 30, 2012, the Company, with its wholly-owned subsidiary Aerojet as guarantor, executed an amendment (the "First Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent.

The Second Amendment, among other things, (1) allows for the incurrence of up to $510 million of second lien indebtedness in connection with the acquisition by the Company of the business of UTC's Pratt & Whitney Rocketdyne division pursuant to the terms of that certain Stock and Asset Purchase Agreement by and between UTC and the Company dated as of July 22, 2012, and (2) allows for a delayed draw term loan to the Company in an amount of up to $50 million in connection with the Acquisition or, in certain circumstances, for general corporate purposes.

The First Amendment, among other things, (i) increases the amount available under the Senior Credit Facility from (a) a revolving credit facility in an aggregate principal amount of up to $150.0 million (with a $100.0 million subfacility for standby letters of credit and a $5.0 million subfacility for swingline loans) and (b) a term loan facility in an aggregate principal amount of up to $50.0 million by $50.0 million through a combination of increased borrowings under the revolving credit facility and/or one or more term loans, (ii) increases certain restricted payment limits from (a) $25.0 million in any 12 month calculation period and $50.0 million during the term of the Senior Credit Facility to $75.0 million and $125.0 million, respectively and (b) following an Approved Issuance, as defined in the Senior Credit Facility, from $50.0 million in any 12 month calculation period and $100 million during the term of the Senior Credit Facility to $75.0 million and $125.0 million, respectively, (iii) provides greater flexibility with respect to the Company's ability to incur indebtedness to support permitted acquisitions, and (iv) increases the aggregate limitation on sale leasebacks from $20.0 million to $30.0 million during the term of the Senior Credit Facility. The term loan facility will amortize at a rate of 5.0% of the original principal amount per annum to be paid in equal quarterly installments with any remaining amounts due on the maturity date. Outstanding indebtedness under the Senior Credit Facility may be voluntarily prepaid at any time, in whole or in part, in general without premium or penalty.

As of November 30, 2012, the Company had $44.8 million outstanding letters of credit under the $100.0 million subfacility for standby letters of credit and had $47.5 million outstanding under the term loan facility.

In general, borrowings under the Senior Credit Facility bear interest at a rate equal to the LIBOR plus 350 basis points (subject to downward adjustment), or the base rate as it is defined in the credit agreement governing the Senior Credit Facility. In addition, the Company is charged a commitment fee of 50 basis points per annum on unused amounts of the revolving credit facility and 350 basis points per annum (subject to downward adjustment), along with a fronting fee of 25 basis points per annum, on the undrawn amount of all outstanding letters of credit.

Aerojet guarantees the payment obligations under the Senior Credit Facility. Any borrowings are further secured by (i) all equity interests owned or held by the loan parties, including interests in the Company's Aerojet and Easton subsidiaries and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the loan parties; (ii) substantially all of the tangible and intangible personal property and assets of the loan parties; and (iii) certain real property owned by the loan parties located in Orange, Virginia and Redmond, Washington. All of the Company's real property located in California, including the real estate holdings of Easton, are excluded from collateralization under the Senior Credit Facility.

The Company is subject to certain limitations including the ability to incur additional debt, make certain investments and acquisitions, and make certain restricted payments, including stock repurchases and dividends. The Senior Credit Facility includes events of default usual and customary for facilities of this nature, the occurrence of which could lead to an acceleration of the obligations thereunder. Additionally, the Senior Credit Facility includes certain financial covenants, including that the Company maintain (i) a maximum total leverage ratio of 3.50 to 1.00 (subject to upward adjustment in certain cases), calculated net of cash up to a maximum of $100.0 million; and (ii) a minimum interest coverage ratio of 2.40 to 1.00.

Financial Covenant	Actual Ratios as of November 30, 2012	Required Ratios
Interest coverage ratio, as defined under the Senior Credit Facility	6.05 to 1.00	Not less than: 2.40 to 1.00
Leverage ratio, as defined under the Senior Credit Facility	1.30 to 1.00	Not greater than: 3.50 to 1.00

The Company was in compliance with its financial and non-financial covenants as of November 30, 2012.

b. Senior Subordinated Notes:

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Senior subordinated notes, bearing interest at 9.50% per annum, redeemed May 2012	$—	$75.0

9 1/2% Senior Subordinated Notes

During fiscal 2012, the Company redeemed $75.0 million of its 9 1/2% Notes at a redemption price of 100% of the principal amount.

c. Convertible Subordinated Notes:

	As of November 30, 2012	As of November 30, 2011
	(In millions)	
Convertible subordinated debentures, bearing interest at 2.25% per annum, interest payments due in May and November, maturing in November 2024	$ 0.2	$ 0.2
Convertible subordinated debentures, bearing interest at 4.0625% per annum, interest payments due in June and December, maturing in December 2039	200.0	200.0
Total convertible subordinated notes	$200.2	$200.2

2 1/4% Convertible Subordinated Debentures

As of November 30, 2012 and 2011, the Company had $0.2 million outstanding principal amount of its 2 1/4% Debentures.

The initial carrying value of the liability component at issuance of the 2 ¼% Debentures was the present value of its cash flows using a discount rate of 8.86%. The carrying value of the liability component was determined to be $97.5 million. The equity component, or debt discount, of the 2 ¼% Debentures was determined to be $48.9 million. The debt discount was amortized as a non-cash charge to interest expense over the period from the issuance date through November 20, 2011 which was the date holders required the Company to repurchase substantially all of the 2 ¼% Debentures.

The $4.9 million of costs incurred in connection with the issuance of the 2 ¼% Debentures were capitalized and bifurcated into deferred financing costs of $3.3 million and equity issuance costs of $1.6 million. The deferred financing costs were being amortized to interest expense from the issuance date through November 20, 2011.

The following table presents the carrying amounts of the liability and equity components as of November 30, 2012 and 2011 (in millions):

Carrying amount of equity component, net of equity issuance costs	$44.1
Principal amount of 2 ¼% Debentures	$ 0.2
Unamortized debt discount	—
Carrying amount of liability component	$ 0.2

The following table presents the interest expense components for the 2 ¼% Debentures:

	Year Ended	
	2011	2010
	(In millions)	
Interest expense-contractual interest	$1.3	$2.6
Interest expense-amortization of debt discount	3.5	6.7
Interest expense-amortization of deferred financing costs	0.3	0.7
Effective interest rate	8.9%	8.9%

4 1⁄16% Convertible Subordinated Debentures

In December 2009, the Company issued $200.0 million in aggregate principal amount of 4 1⁄16% Debentures in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 4 1⁄16% Debentures mature on December 31, 2039, subject to earlier redemption, repurchase, or conversion. Interest on the 4 1⁄16% Debentures accrues at 4.0625% per annum and is payable semiannually in arrears on June 30 and December 31 of each year, beginning June 30, 2010 (or if any such day is not a business day, payable on the following business day), and the Company may elect to pay interest in cash or, generally on any interest payment that is at least one year after the original issuance date of the 4 1⁄16% Debentures, in shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's option, subject to certain conditions.

The 4 1⁄16% Debentures are general unsecured obligations of the Company and rank equal in right of payment to all of the Company's other existing and future unsecured subordinated indebtedness, including the 2 ¼% Debentures. The 4 1⁄16% Debentures rank junior in right of payment to all of the Company's existing and future senior indebtedness, including all of its obligations under its Senior Credit Facility and all of its existing and future senior subordinated indebtedness. In addition, the 4 1⁄16% Debentures are effectively subordinated to any of the Company's collateralized debt, to the extent of such collateral, and to any and all debt and liabilities including trade debt of its subsidiaries.

Each holder of the 4 1⁄16% Debentures may convert its 4 1⁄16% Debentures into shares of the Company's common stock at a conversion rate of 111.0926 shares per $1,000 principal amount, representing a conversion price of approximately $9.00 per share, subject to adjustment. In addition, if the holders elect to convert their

4 1/16% Debentures in connection with the occurrence of certain fundamental changes to the Company as described in the indenture, the holders will be entitled to receive additional shares of common stock upon conversion in some circumstances. Upon any conversion of the 4 1/16% Debentures, subject to certain exceptions, the holders will not receive any cash payment representing accrued and unpaid interest.

The Company may at any time redeem any 4 1/16% Debentures for cash (except as described below with respect to any make-whole premium that may be payable) if the last reported sale price of the Company's common stock has been at least 150% of the conversion price then in effect for at least twenty (20) trading days during any thirty (30) consecutive trading day period ending within five (5) trading days prior to the date on which the Company provides the notice of redemption.

The Company may redeem the 4 1/16% Debentures either in whole or in part at a redemption price equal to (i) 100% of the principal amount of the 4 1/16% Debentures to be redeemed, plus (ii) accrued and unpaid interest, if any, up to, but excluding, the redemption date, plus (iii) if the Company redeems the 4 1/16% Debentures prior to December 31, 2014, a make-whole premium equal to the present value of the remaining scheduled payments of interest that would have been made on the 4 1/16% Debentures to be redeemed had such 4 1/16% Debentures remained outstanding from the redemption date to December 31, 2014. Any make-whole premium is payable in cash, shares of the Company's common stock or a combination of cash and shares, at the Company's option, subject to certain conditions.

Each holder may require the Company to repurchase all or part of its 4 1/16% Debentures on December 31, 2014, 2019, 2024, 2029 and 2034 (each, an "optional repurchase date") at an optional repurchase price equal to (1) 100% of their principal amount plus (2) accrued and unpaid interest, if any, up to, but excluding, the date of repurchase. The Company may elect to pay the optional repurchase price in cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock, at the Company's option, subject to certain conditions.

If a fundamental change to the Company, as described in the indenture governing the 4 1/16% Debentures, occurs prior to maturity, each holder will have the right to require the Company to purchase all or part of its 4 1/16% Debentures for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, up to, but excluding, the repurchase date.

If the Company elects to deliver shares of its common stock as all or part of any interest payment, any make-whole premium or any optional repurchase price, such shares will be valued at the product of (x) the price per share of the Company's common stock determined during: (i) in the case of any interest payment, the twenty (20) consecutive trading days ending on the second trading day immediately preceding the record date for such interest payment; (ii) in the case of any make-whole premium payable as part of the redemption price, the twenty (20) consecutive trading days ending on the second trading day immediately preceding the redemption date; and (iii) in the case of any optional repurchase price, the forty (40) consecutive trading days ending on the second trading day immediately preceding the optional repurchase date; (in each case, the "averaging period" with respect to such date) using the sum of the daily price fractions (where "daily price fraction" means, for each trading day during the relevant averaging period, 5% in the case of any interest payment or any make-whole premium or 2.5% in the case of any optional repurchase, multiplied by the daily volume weighted average price per share of the Company's common stock for such day), multiplied by (y) 97.5%. The Company will notify holders at least five (5) business days prior to the start of the relevant averaging period of the extent to which the Company will pay any portion of the related payment using shares of common stock.

Effective December 21, 2010, in accordance with the terms of the indenture, the restrictive legend on the 4 1/16% Debentures was removed and the 4 1/16% Debentures are freely tradable pursuant to Rule 144 under the Securities Act of 1933 without volume restrictions by any holder that is not an affiliate of the Company at the time of sale and has not been an affiliate during the preceding three months.

Issuance of the 4 1/16% Debentures generated net proceeds of $194.1 million, which were used to repurchase long-term debt and other debt related costs.

d. Other Debt:

	As of November 30,	
	2012	2011
	(In millions)	
Capital lease, payable in monthly installments, maturing in March 2017	$1.0	$1.2
Total other debt	$1.0	$1.2

Note 6. Retirement Benefits

a. Plan Descriptions

Pension Benefits

On November 25, 2008, the Company decided to amend the defined benefit pension and benefits restoration plans to freeze future accruals under such plans. Effective February 1, 2009 and July 31, 2009, future benefit accruals for non-collective bargaining-unit employees and collective bargaining-unit employees were discontinued, respectively. No employees lost their previously earned pension benefits.

As of November 30, 2012, the Company's total defined benefit pension plan assets, total projected benefit obligations, and unfunded pension obligation for the tax-qualified pension plan were approximately $1,243.1 million, $1,717.7 million, and $454.5 million, respectively.

The Company does not expect to make any cash contributions to the tax-qualified defined benefit pension plan until fiscal 2015 or later.

Further, with the Office of Federal Procurement Policy issuance of the final rule harmonizing Cost Accounting Standard ("CAS") 412, *Composition and Measurement of Pension Cost*, and CAS 413, *Adjustment and Allocation of Pension Cost,* with the Pension Protection Act (the "PPA"), the Company will recover portions of any required pension funding through its government contracts. Approximately 84% of the Company's unfunded pension benefit obligation for tax-qualified pension plan as of November 30, 2012 is related to its government contracting business segment, Aerojet. Accordingly, the Company believes a significant portion of any future contributions to its tax-qualified defined benefit pension plan would be recoverable through its government contracts.

On July 6, 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21") was signed into law by the U.S. government. MAP-21, in part, provides temporary relief for employers who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974. Specifically, MAP-21 implemented a 25-year average interest rate corridor around the 24 month interest rate used for purposes of determining minimum funding obligations. This relief is expected to defer cash contributions until fiscal 2015 or later.

The PPA requires underfunded pension plans to improve their funding ratios based on the funded status of the plan as of specified measurement dates through contributions or application of prepayment credits. As of November 30, 2012, the Company has accumulated $32.5 million in prepayment credits as a result of advanced funding. Changes in prepayment credits during fiscal 2012 were as follows (in millions):

Balance as of November 30, 2011	$ 59.5
Amount used to offset minimum required contribution as of December 1, 2011 as a result of the requirements under MAP-21	(29.0)
Adjustment for investment experience	2.0
Balance as of November 30, 2012	$ 32.5

The funded status of the pension plan is affected by the investment experience of the plan's assets, by any changes in U.S. law, and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements or other plan experience. Accordingly, if the performance of the Company's plan assets does not meet the assumptions, if there are changes to the IRS regulations or other applicable law, or if other actuarial assumptions are modified, the contributions to the Company's underfunded pension plan could be significant in future periods.

Medical and Life Benefits

The Company provides medical and life insurance benefits to certain eligible retired employees, with varied coverage by employee group. Generally, employees hired after January 1, 1997 are not eligible for retiree medical and life insurance benefits. The medical benefit plan provides for cost sharing between the Company and its retirees in the form of retiree contributions, deductibles, and coinsurance. Medical and life benefit obligations are unfunded. Medical and life benefit cash payments for eligible retired Aerojet and GenCorp employees are recoverable under the Company's U.S. government contracts.

Defined Contribution 401(k) Benefits

The Company sponsors a defined contribution 401(k) plan and participation in the plan is available to all employees. Company contributions to the plan generally have been based on a percentage of employee contributions and, prior to April 15, 2009, the Company's contributions to the plan had been directed entirely in the GenCorp Stock Fund. Effective January 15, 2009, the Company discontinued the employer matching component to the defined contribution 401(k) plan for non-collective-bargaining-unit employees. Effective March 15, 2009, transfers into the GenCorp Stock Fund were no longer permitted. Effective April 15, 2009, all future contribution investment elections directed into the GenCorp Stock Fund were redirected to other investment options and the Company's collective-bargaining-unit employee matching contributions are being made in cash. Effective the first full payroll commencing in July 2010, for non-collective-bargaining-unit employees, the Company reinstated in cash its matching contributions at the same level in effect prior to January 15, 2009 and invested according to participants' investment elections in effect at the time of contribution. The cost of the 401(k) plan was $10.8 million in fiscal 2012, $9.9 million in fiscal 2011, and $3.7 million in fiscal 2010.

b. Plan Results

Summarized below is the balance sheet impact of the Company's pension benefits and medical and life benefits. Pension benefits include the consolidated tax-qualified plan and the unfunded non-qualified plan for benefits provided to employees beyond those provided by the Company's tax-qualified plan. Plan assets, benefit obligations, and the funded status of the plans were determined at November 30, 2012 and 2011 for fiscal 2012 and 2011, respectively.

	Pension Benefits		Medical and Life Benefits	
	As of November 30,			
	2012	2011	2012	2011
	(In millions)			
Change in fair value of plan assets:				
Fair value — beginning of year	$1,296.8	$1,374.3	$ —	$ —
Gain on plan assets	81.2	54.5	—	—
Employer contributions	1.2	1.5	5.1	5.5
Benefits paid(1)	(136.1)	(133.5)	(5.1)	(5.5)
Fair Value — end of year	$1,243.1	$1,296.8	$ —	$ —
Change in benefit obligation:				
Benefit obligation — beginning of year	$1,550.4	$1,566.6	$ 75.2	$ 78.9
Service cost(2)	4.5	3.9	0.1	0.1
Interest cost	73.5	78.4	3.3	3.5
Actuarial losses (gains)	225.4	35.0	2.3	(1.8)
Benefits paid	(136.1)	(133.5)	(5.1)	(5.5)
Benefit obligation — end of year(3)	$1,717.7	$1,550.4	$ 75.8	$ 75.2
Funded status of the plans	$ (474.6)	$ (253.6)	$(75.8)	$(75.2)
Amounts Recognized in the Consolidated Balance Sheets:				
Postretirement medical and life benefits, current	$ —	$ —	$ (7.5)	$ (6.8)
Postretirement medical and life benefits, noncurrent	—	—	(68.3)	(68.4)
Pension liability, current (component of other current liabilities)	(1.2)	(1.1)	—	—
Pension liability, non-qualified (component of other noncurrent liabilities)	(18.9)	(16.1)	—	—
Pension benefits, noncurrent	(454.5)	(236.4)	—	—
Net Liability Recognized in the Consolidated Balance Sheets	$ (474.6)	$ (253.6)	$(75.8)	$(75.2)

(1) Benefits paid for medical and life benefits are net of the Medicare Part D Subsidy of $0.4 million and $0.5 million received in fiscal 2012 and 2011, respectively.

(2) Service cost for pension benefits represents the administrative costs of the tax-qualified pension plan.

(3) Pension benefit obligation includes $20.1 million in fiscal 2012 and $17.2 million in fiscal 2011 for the non-qualified plan.

Due to freezing of the plan benefits in fiscal 2009, the accumulated benefit obligation for the defined benefit pension plans was equal to the benefit obligation as of the November 30, 2012 and 2011 measurement dates.

Components of net periodic benefit expense are as follows:

	Pension Benefits			Medical and Life Benefits		
	Year Ended					
	2012	2011	2010	2012	2011	2010
	(In millions)					
Service cost(1)	$ 4.5	$ 3.9	$ 4.4	$ 0.1	$ 0.1	$ 0.2
Interest cost on benefit obligation	73.5	78.4	86.1	3.3	3.5	4.0
Assumed return on plan assets(2)	(99.2)	(102.4)	(107.8)	—	—	—
Amortization of prior service (credits) costs	—	—	—	(0.1)	0.1	0.1
Amortization of net losses (gains)	62.1	66.4	58.8	(3.2)	(3.6)	(3.9)
Net periodic benefit expense	$ 40.9	$ 46.3	$ 41.5	$ 0.1	$ 0.1	$ 0.4

(1) Service cost for pension benefits represents the administrative costs of the tax-qualified pension plan.

(2) The actual return and rate of return on plan assets are as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Actual return on plan assets	$81.2	$54.5	$172.3
Actual rate of return on plan assets	6.5%	3.8%	13.7%

Market conditions and interest rates significantly affect assets and liabilities of the pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or loss which will be amortized to pension costs in future years. The accounting method the Company utilizes recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual retirement benefit expense, future expenses are impacted by changes in the market value of pension plan assets and changes in interest rates.

c. *Plan Assumptions*

The Company used the following assumptions, calculated based on a weighted-average, to determine the benefit obligations and net periodic benefit expense for the applicable fiscal year.

	Pension Benefits		Medical and Life Benefits	
	2012	2011	2012	2011
Discount rate (benefit obligations)	3.68%	4.95%	3.24%	4.58%
Discount rate (benefit restoration plan benefit obligations)	3.77%	4.98%	*	*
Discount rate (net periodic benefit expense)	4.95%	5.21%	4.58%	4.65%
Expected long-term rate of return on plan assets	8.00%	8.00%	*	*
Ultimate healthcare trend rate	*	*	5.00%	5.00%
Initial healthcare trend rate (benefit obligations pre 65/post 65)	*	*	8.75%	9.00%
Year ultimate rate attained (benefit obligations pre 65/post 65)	*	*	2021	2021
Initial healthcare trend rate (net periodic benefit expense pre 65/post 65)	*	*	9.00%	9.00%
Year ultimate rate attained (net periodic benefit expense pre 65/post 65)	*	*	2021	2021

* Not applicable.

Certain actuarial assumptions, such as assumed discount rate, long-term rate of return, and assumed health-care cost trend rates can have a significant effect on amounts reported for periodic cost of pension benefits and medical and life benefits, as well as respective benefit obligation amounts. The assumed discount rate represents the market rate available for investments in high-quality fixed income instruments with maturities matched to the expected benefit payments for pension and medical and life benefit plans.

The expected long-term rate of return on plan assets represents the rate of earnings expected in the funds invested, and funds to be invested, to provide for anticipated benefit payments to plan participants. The Company evaluated the plan's historical investment performance, its current and expected asset allocation, and, with input from the Company's external advisors and investment managers, developed best estimates of future investment performance of the plan's assets. Based on this analysis, the Company has assumed a long-term rate of return on plan assets of 8.00%.

The Company reviews external data and its own historical trends for healthcare costs to determine the health-care cost trend rates for the medical benefit plans. For fiscal 2012 medical benefit obligations, the Company assumed a 8.75% annual rate of increase for pre and post 65 participants in the per capita cost of covered health-care claims with the rate decreasing over eight years until reaching 5.0%.

A one percentage point change in the key assumptions would have the following effects on the projected benefit obligations as of November 30, 2012 and on expense for fiscal 2012:

	Pension Benefits and Medical and Life Benefits Discount Rate		Expected Long-term Rate of Return	Assumed Healthcare Cost Trend Rate	
	Net Periodic Benefit Expense	Projected Benefit Obligation	Net Periodic Pension Benefit Expense	Net Periodic Medical and Life Benefit Expense	Accumulated Benefit Obligation
			(In millions)		
1% decrease . . .	$ 22.9	$ 193.5	$ 12.4	$(0.5)	$(2.0)
1% increase	(19.7)	(161.7)	(12.4)	0.5	2.2

d. Plan Assets and Investment Policy

The Company's investment policy is to maximize the total rate of return with a view toward long-term funding objectives of the plan to ensure that funds are available to meet benefit obligations when due. The plan assets are diversified to the extent necessary to minimize risk and to achieve an optimal balance between risk and return. The Company's investment strategy focuses on higher return seeking investments in actively managed investment vehicles with an emphasis toward alternative investment strategies and allows for diversification as to the type of assets, investment strategies employed, and number of investment managers used to carry out this strategy. These strategies are achieved using diversified asset types, which may include cash, equities, fixed income, real estate, private equity holdings and derivatives. Allocations between these asset types may change as a result of changing market conditions and tactical investment opportunities.

The Company's pension plans weighted average asset allocation and the investment policy asset allocation targets at November 30, 2012, by asset category, are as follows:

	Actual	Target(1)
Cash and cash equivalents	26%	—%
Equity securities	25	32
Fixed income	21	50
Real estate investments	2	2
Private equity holdings	6	—
Alternative investments	20	16
	100%	100%

(1) Assets rebalanced periodically to remain within a reasonable range of the target. The Company is in the process of evaluating and updating its overall investment strategy and asset allocation targets.

The fair value of the Company's pension plan assets and liabilities by asset category and by level were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
November 30, 2012				
Cash and cash equivalents	$ 319.3	$ 200.3	$119.0	$ —
Equity securities:				
Domestic equity securities	388.3	380.1	7.9	0.3
International equity securities	56.6	56.2	0.3	0.1
Derivatives:				
Purchased options	0.7	0.7	—	—
Written options	(1.0)	(1.0)	—	—
Short sales	(134.7)	(134.7)	—	—
Fixed income:				
U.S. government securities	6.0	0.4	5.6	—
Corporate debt securities	79.1	—	78.7	0.4
Asset-backed securities	183.7	—	183.7	—
Short sales	(7.6)	(0.4)	(7.2)	—
Forward exchange contracts	0.2	—	0.2	—
Real estate investments	16.7	—	—	16.7
Private equity holdings	74.9	—	—	74.9
Alternative investments	253.2	—	—	253.2
Total	1,235.4	$ 501.6	$388.2	$345.6
Receivables	28.6			
Payables	(20.9)			
Total	$1,243.1			

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
November 30, 2011				
Cash and cash equivalents	$ 302.2	$ 136.9	$165.3	$ —
Equity securities:				
Domestic equity securities	305.2	299.1	5.7	0.4
International equity securities	148.3	147.6	0.7	—
Derivatives:				
Purchased options	0.4	0.4	—	—
Written options	(2.6)	(2.6)	—	—
Short sales	(141.9)	(141.9)	—	—
Fixed income:				
U.S. government securities	20.7	8.1	12.6	—
Foreign government securities	0.2	—	—	0.2
Corporate debt securities	101.2	1.3	93.2	6.7
Asset-backed securities	199.8	—	199.8	—
Short sales	(6.6)	(3.4)	(3.2)	—
Forward exchange contracts	0.2	—	0.2	—
Real estate investments	19.6	—	—	19.6
Private equity holdings	72.0	—	—	72.0
Alternative investments	259.1	—	—	259.1
Total	1,277.8	$ 445.5	$474.3	$358.0
Receivables	43.2			
Payables	(24.2)			
Total	$1,296.8			

The following is a description of the significant investment strategies and valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at November 30, 2012 and 2011.

Cash and cash equivalents

Cash and cash equivalents are held in money market accounts or invested in Short-Term Investment Funds ("STIFs"). Cash and cash equivalents held in money market accounts are classified as Level 1 investments. STIFs are not traded on an exchange and active market, and therefore are classified as Level 2 investments.

Equity securities

Equity securities are invested broadly in U.S. and non-U.S. companies which are in various industries and through a range of market capitalization in common stocks, exchange-traded funds ("ETFs"), common collective trusts ("CCTs"), derivatives and other investment vehicles. Common stocks and ETFs are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the fiscal year and are classified as Level 1 investments. CCTs are not traded on an exchange and active market, however, the fair value is determined using net asset value ("NAV") based on the fair value of the underlying investments as traded in an exchange and active market, and therefore are classified as Level 2 investments. Derivatives include call and put options on common stocks or ETFs, which are all listed on an exchange and active market and classified as Level 1 investments. Short sales are short equity positions which are all listed on an exchange and active market and classified as Level 1 investments. Equity securities that are invested in common stock of private companies are priced using unobservable inputs and classified as Level 3 investments.

Fixed income securities

Fixed income securities are invested in a variety of instruments, including, but not limited to, government securities, corporate debt securities, ETFs, CCTs, derivatives, asset-backed securities, and other investment vehicles.

U.S. government securities are invested in treasury bills, ETFs and CCTs. Treasury bills are valued at bid evaluations which are evaluated prices using observable and market-based inputs and are classified as Level 2 investments. ETFs are traded in an exchange and active market and classified as Level 1 investments. CCTs are priced at NAV by investment managers using observable inputs of the underlying U.S. government securities and are classified as Level 2 investments.

Foreign government securities are priced by investment managers using unobservable inputs such as extrapolated data, proprietary models, or indicative quotes and are classified as Level 3 investments.

Corporate debt securities are invested in corporate bonds, ETFs and CCTs. ETFs are traded in an exchange and active market and classified as Level 1 investments. Corporate bonds that are valued at bid evaluations using observable and market-based inputs are classified as Level 2 investments. Corporate bonds that are priced by brokers using unobservable inputs are classified as Level 3 investments. CCTs are priced at NAV by investment managers using observable inputs of the underlying bond securities and are classified as Level 2 investments.

Asset-backed securities, including government-backed mortgage securities, non-government-backed collateralized mortgage obligations, asset-backed securities, and commercial mortgage-backed securities, are valued at bid evaluations which are evaluated prices using observable or unobservable inputs. These securities are classified as Level 2 investments if the evaluated prices are calculated using observable and market-based inputs and are classified as Level 3 investments if the evaluated prices are calculated using unobservable inputs such as extrapolated data, proprietary models, or indicative quotes.

Short sales are short fixed income positions which are classified as Level 1 investments if they are listed on an exchange and active market, and are classified as Level 2 investments if they are valued at bid evaluation using observable and market-based inputs.

Forward exchange contracts

Forward exchange contracts are not exchange-traded but are priced based on observable input. They are classified as Level 2 investments.

Real estate investments

Real estate investments are interests in real property holdings where the underlying properties are valued by independent appraisers employing valuation techniques such as capitalization of future rental income and/or sales of comparable properties. If applicable, the properties may also be valued based on current indicative interest received by the Company from third parties. These investments are classified as Level 3 investments.

Private equity holdings

Private equity holdings are primarily limited partnerships and fund-of-funds that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital and special situation strategies. Generally, the holdings are valued at public market, private market, or appraised value. Private equity holdings are valued at total market value or NAV, which are estimated by investment managers using unobservable inputs such as extrapolated data, proprietary data, or indicative quotes and are classified as Level 3 investments.

Alternative investments

Alternative investments primarily consist of multi-strategy hedge funds that invest across a range of equity and debt securities in a variety of industry sectors. Alternative investments are valued at NAV calculated by investment managers using unobservable inputs such as extrapolated data, proprietary data, or indicative quotes and are classified as Level 3 investments.

Changes in the fair value of the Level 3 investments were as follows:

	November 30, 2011	Unrealized Gains(Losses) on Plan Assets	Realized Gains(Losses) on Plan Assets	Purchases, Issuances, and Settlements	November 30, 2012
			(In millions)		
Equity securities:					
Domestic equity securities	$ 0.4	$(0.1)	$ —	$ —	$ 0.3
International equity securities	—	—	—	0.1	0.1
Fixed income:					
Foreign government securities	0.2	(0.2)	—	—	—
Corporate debt securities	6.7	0.1	0.7	(7.1)	0.4
Asset-backed securities	—	0.3	(0.3)	—	—
Real estate investments	19.6	(2.9)	—	—	16.7
Private equity holdings	72.0	2.7	—	0.2	74.9
Alternative investments	259.1	(5.9)	—	—	253.2
Total	$358.0	$(6.0)	$ 0.4	$(6.8)	$345.6

	November 30, 2010	Unrealized Gains(Losses) on Plan Assets	Realized Gains(Losses) on Plan Assets	Purchases, Issuances, and Settlements	Transfers out of Level 3	November 30, 2011
			(In millions)			
Equity securities:						
Domestic equity securities	$ —	$ 0.2	$ —	$ 0.2	$ —	$ 0.4
Fixed income:						
Foreign government securities	0.2	—	—	—	—	0.2
Corporate debt securities	—	(0.1)	—	6.8	—	6.7
Asset-backed securities	1.4	0.1	(0.1)	(0.5)	(0.9)	—
Real estate investments	21.6	—	—	(2.0)	—	19.6
Private equity holdings	83.1	4.6	—	(15.7)	—	72.0
Alternative investments	137.1	8.0	(0.9)	114.9	—	259.1
Total	$243.4	$12.8	$(1.0)	$103.7	$(0.9)	$358.0

e. Benefit Payments

The following presents estimated future benefit payments:

Year Ending November 30,	Pension Benefit Payments	Medical and Life Benefits		
		Gross Benefit Payments	Medicare D Subsidy	Net Benefit Payments
		(In millions)		
2013	$131.6	$ 8.0	$0.5	$ 7.5
2014	129.3	8.0	0.5	7.5
2015	126.5	7.8	0.5	7.3
2016	123.2	7.5	0.4	7.1
2017	119.8	7.2	0.4	6.8
Years 2018 — 2022	544.8	29.5	1.1	28.4

Note 7. Commitments and Contingencies

a. Lease Commitments and Income

The Company and its subsidiaries lease certain facilities, machinery and equipment, and office buildings under long-term, non-cancelable operating leases. The leases generally provide for renewal options ranging from one to ten years and require the Company to pay for utilities, insurance, taxes, and maintenance. Rent expense was $11.8 million in fiscal 2012, $12.9 million in fiscal 2011, and $11.3 million in fiscal 2010.

The Company also leases certain surplus facilities to third parties. The Company recorded lease income of $5.0 million in fiscal 2012, $6.7 million in fiscal 2011, and $6.8 million in fiscal 2010 related to these arrangements, which have been included in net sales.

The future minimum rental commitments under non-cancelable operating leases with initial or remaining terms of one year or more and lease revenue in effect as of November 30, 2012 were as follows:

Year Ending November 30,	Future Minimum Rental Commitments	Future Minimum Rental Income
	(In millions)	
2013	$ 8.2	$ 5.4
2014	6.2	5.7
2015	3.4	4.6
2016	2.5	2.4
2017	1.4	0.2
Thereafter	0.7	—
	$22.4	$18.3

b. Legal Matters

The Company and its subsidiaries are subject to legal proceedings, including litigation in U.S. federal and state courts, which arise out of, and are incidental to, the ordinary course of the Company's on-going and historical businesses. The Company is also subject from time to time to governmental investigations by federal and state agencies. The Company cannot predict the outcome of such proceedings with any degree of certainty. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than when the ultimate loss is known, and are refined each quarterly reporting period as additional information becomes available. For legal settlements where there is no stated amount for interest, the Company will estimate an interest factor and discount the liability accordingly.

Groundwater Litigation

In December 2011, Aerojet received notice of a lawsuit, *Sun Ridge LLC, et al. v. Aerojet-General Corporation, et al.,* Case No. 34-2011-00114675, filed in Sacramento County Superior Court. The complaint, which also names McDonnell Douglas Corporation (now Boeing Corporation), was filed by owners of properties adjacent to the Aerojet property in Rancho Cordova, California and alleges damages attributable to contamination of groundwater including diminution of property value and increased costs associated with ensuring water supplies in connection with real estate development. That matter was dismissed without prejudice and the parties entered into settlement discussions. The parties have tentatively agreed to participate in mediation in the first half of 2013. Since this matter is in the early stages, the Company is currently unable to reasonably estimate what the outcome of this complaint will be. Accordingly, no estimate of liability has been accrued for this matter as of November 30, 2012.

Asbestos Litigation

The Company has been, and continues to be, named as a defendant in lawsuits alleging personal injury or death due to exposure to asbestos in building materials, products, or in manufacturing operations. The majority of cases are pending in Texas and Pennsylvania. There were 141 asbestos cases pending as of November 30, 2012.

Given the lack of any significant consistency to claims (i.e., as to product, operational site, or other relevant assertions) filed against the Company, the Company is unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. Accordingly, no estimate of future liability has been accrued.

In 2011, Aerojet received a letter demand from AMEC, plc, the successor entity to the 1981 purchaser of the business assets of Barnard & Burk, Inc., a former Aerojet subsidiary, for Aerojet to assume the defense of twenty-one asbestos cases, involving 264 plaintiffs, pending in Louisiana and reimbursement of over $1.0 million in past legal fees and expenses. AMEC is asserting that Aerojet retained those liabilities when it sold the Barnard & Burk assets and agreed to indemnify the purchaser therefor. Under the relevant purchase agreement, the purchaser assumed only certain, specified liabilities relating to the operation of Barnard & Burk before the sale, with Barnard & Burk retaining all unassumed pre-closing liabilities, and Aerojet agreed to indemnify the purchaser against unassumed liabilities that are asserted against it. Based on the information provided, Aerojet declined to accept the liability and requested additional information from AMEC pertaining to the basis of the demand. Accordingly, no estimate of liability has been accrued for this matter as of November 30, 2012.

Subpoena Duces Tecum

On September 23, 2010, the Company received a subpoena duces tecum from the U.S. Army Criminal Investigation Command, acting on behalf of the Office of the Inspector General of the DoD, requesting that the Company produce a variety of documents pertaining to the use of certain cost estimating factors under its contracts with the DoD. The Company has completed its response to the subpoena through multiple document productions, and met with the investigators on September 27, 2012 and February 1, 2013 and provided further analysis regarding the use of factors on certain contracts compared to incurred material costs. The investigation continues but no financial demand has been made; accordingly, the Company is currently unable to reasonably estimate what the outcome of this civil investigation will be or the impact, if any, the investigation may have on the Company's operating results, financial condition, and/or cash flows. Accordingly, no estimate of future liability has been accrued for at November 30, 2012. The Company has and continues to cooperate fully with the investigation.

Snappon SA Wrongful Discharge Claims

In November 2003, the Company announced the closing of a manufacturing facility in Chartres, France owned by Snappon SA, a subsidiary of the Company, previously involved in the automotive business. In accordance with French law, Snappon SA negotiated with the local workers' council regarding the implementation of a social plan for the employees. Following the implementation of the social plan, approximately 188 of the 249 former Snappon employees sued Snappon SA in the Chartres Labour Court alleging wrongful discharge. The claims were heard in two groups. On February 19, 2009, the Versailles Court of Appeal issued a decision in favor of Group 2 plaintiffs and based on this, the Court awarded €1.9 million plus interest. On April 7, 2009, the Versailles Court of Appeal issued a decision in favor of Group 1 plaintiffs and based on this, the Court awarded €1.0 million plus interest. During the second quarter of fiscal 2009, Snappon SA filed for declaration of suspensions of payments with the clerk's office of the Paris Commercial Court. The employee claims were discharged through the liquidation proceedings, except as to two former employees whose claims remain outstanding. During fiscal 2009, the Company accrued a loss contingency of €2.9 million plus interest for this matter. During fiscal 2012, the Company released $3.8 million of the loss contingency reserve to reflect the discharged employee claims leaving a reserve of $0.2 million as of November 30, 2012.

c. Environmental Matters

The Company is involved in over forty environmental matters under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Resource Conservation Recovery Act ("RCRA"), and other federal, state, local, and foreign laws relating to soil and groundwater contamination, hazardous waste management activities, and other environmental matters at some of its current and former facilities. The Company is also involved in a number of remedial activities at third party sites, not owned by the Company, where it is designated a potentially responsible party ("PRP") by either the U.S. Environmental Protection Agency ("EPA") and/or a state agency. In many of these matters, the Company is involved with other PRPs. In many instances, the Company's liability and proportionate share of costs have not been determined largely due to uncertainties as to the nature and extent of site conditions and the Company's involvement. While government agencies frequently claim PRPs are jointly and severally liable at such sites, in the Company's experience, interim and final allocations of liability and costs are generally made based on relative contributions of waste or contamination. Anticipated costs associated with environmental remediation that are probable and estimable are accrued. In cases where a date to complete remedial activities at a particular site cannot be determined by reference to agreements or otherwise, the Company projects costs over an appropriate time period not exceeding fifteen years; in such cases, generally the Company does not have the ability to reasonably estimate environmental remediation costs that are beyond this period. Factors that could result in changes to the Company's estimates include completion of current and future soil and groundwater investigations, new claims, future agency demands, discovery of more or less contamination than expected, discovery of new contaminants, modification of planned remedial actions, changes in estimated time required to remediate, new technologies, and changes in laws and regulations.

As of November 30, 2012, the aggregate range of these anticipated environmental costs was $189.5 million to $320.9 million and the accrued amount was $189.5 million. See Note 7(d) for a summary of the environmental reserve activity. Of these accrued liabilities, approximately 97% relates to the Company's U.S. government contracting business and a portion of this liability is recoverable. The significant environmental sites are discussed below. The balance of the accrued liabilities relates to other sites for which the Company's obligations are probable and estimable.

Sacramento, California Site

In 1989, a federal district court in California approved a Partial Consent Decree ("PCD") requiring Aerojet, among other things, to conduct a Remedial Investigation and Feasibility Study ("RI/FS") to determine the nature and extent of impacts due to the release of chemicals from the Sacramento, California site, monitor the American

River and offsite public water supply wells, operate Groundwater Extraction and Treatment facilities ("GETs") that collect groundwater at the site perimeter, and pay certain government oversight costs. The primary chemicals of concern for both on-site and off-site groundwater are trichloroethylene ("TCE"), perchlorate, and n-nitrosodimethylamine ("NDMA"). The PCD has been revised several times, most recently in 2002. The 2002 PCD revision (a) separated the Sacramento site into multiple operable units to allow quicker implementation of remedy for critical areas; (b) required the Company to guarantee up to $75 million (in addition to a prior $20 million guarantee) to assure that Aerojet's Sacramento remediation activities are fully funded; and (c) removed approximately 2,600 acres of non-contaminated land from the U.S. EPA superfund designation.

Aerojet is involved in various stages of soil and groundwater investigation, remedy selection, design, and remedy construction associated with the operable units. In 2002, the U.S. EPA issued a Unilateral Administrative Order ("UAO") requiring Aerojet to implement the U.S. EPA-approved remedial action in the Western Groundwater Operable Unit. An identical order was issued by the California Regional Water Quality Control Board, Central Valley ("Central Valley RWQCB"). On July 7, 2011, EPA issued Aerojet its Approval of Remedial Action Construction Completion Report for Western Groundwater Operable Unit and its Determination of Remedy as Operational and Functional. On September 20, 2011, the EPA issued two UAOs to Aerojet to complete a remedial design and implement remedial action for the Perimeter Groundwater Operable Unit. One UAO addresses groundwater and the other addresses soils within the Perimeter Groundwater Operable Unit. Issuance of the UAOs is the next step in the superfund process for the Perimeter Groundwater Operable Unit. Aerojet submitted a final Remedial Investigation Report for the Boundary Operable Unit in 2010 and a revised Feasibility Study for the Boundary Operable Unit in 2012. The remaining operable units are under various stages of investigation.

The entire southern portion of the site known as Rio Del Oro was under state orders issued in the 1990s from the Department of Toxic Substances Control ("DTSC") to investigate and remediate environmental contamination in the soils and the Central Valley RWQCB to investigate and remediate groundwater environmental contamination. On March 14, 2008, the DTSC released all but approximately 400 acres of the Rio Del Oro property from DTSC's environmental orders regarding soil contamination. Aerojet expects the approximately 400 acres of Rio Del Oro property that remain subject to the DTSC orders to be released once the soil remediation has been completed. The Rio Del Oro property remains subject to the Central Valley RWQCB's orders to investigate and remediate groundwater environmental contamination emanating offsite from such property. Pursuant to a settlement agreement entered into in 2009, Aerojet and Boeing have defined responsibilities with respect to future costs and environmental projects relating to this property.

As of November 30, 2012, the estimated range of anticipated costs discussed above for the Sacramento, California site was $140.5 million to $220.5 million and the accrued amount was $140.5 million included as a component of the Company's environmental reserves. Expenditures associated with this matter are partially recoverable. See Note 7(d) below for further discussion on recoverability.

Baldwin Park Operable Unit ("BPOU")

As a result of its former Azusa, California operations, in 1994 Aerojet was named a PRP by the EPA in the area of the San Gabriel Valley Basin superfund site known as the BPOU. Between 1995 and 1997, the EPA issued Special Notice Letters to Aerojet and eighteen other companies requesting that they implement a groundwater remedy. On June 30, 2000, the EPA issued a UAO ordering the PRPs to implement a remedy consistent with the 1994 record of decision. Aerojet, along with seven other PRPs ("the Cooperating Respondents") signed a Project Agreement in late March 2002 with the San Gabriel Basin Water Quality Authority, the Main San Gabriel Basin Watermaster, and five water companies. The Project Agreement, which has a term of fifteen years, became effective May 9, 2002 and will terminate in May 2017. It is uncertain as to what remedial actions will be required beyond 2017. However, the Project Agreement stipulates that the parties agree to negotiate in good faith in an effort to reach agreement as to the terms and conditions of an extension of the term in the event that a Final Record of Decision anticipates, or any of the parties desire, the continued operation of all or a substantial portion of the project facilities. Pursuant to the Project Agreement, the Cooperating Respondents fund through an escrow account: the capital, operational, maintenance, and administrative costs of certain treatment and water distribution facilities to be owned and operated by the water companies. There are also provisions in the Project Agreement for maintaining financial assurance.

Aerojet and the other Cooperating Respondents entered into an interim allocation agreement that establishes the interim payment obligations of the Cooperating Respondents for the costs incurred pursuant to the Project Agreement. Under the interim allocation, Aerojet is responsible for approximately two-thirds of all project costs, including government oversight costs. All project costs are subject to reallocation among the Cooperating Respondents. Since entering into the Project Agreement, two of the cooperating respondents, Huffy Corporation and Fairchild Corporation ("Fairchild"), have filed for bankruptcy. Aerojet and the other cooperating respondents have assumed Fairchild's financial obligations while only the non-Aerojet cooperating respondents have assumed Huffy's obligations. Prior to filing for bankruptcy, Fairchild filed suit against the other Cooperating Respondents, but there has been little action in that litigation to date. The interim allocation agreement expired, but until recently all Cooperating Respondents were paying in accordance with their interim allocations.

On June 24, 2010, Aerojet filed a complaint against Chubb Custom Insurance Company in Los Angeles County Superior Court, *Aerojet-General Corporation v. Chubb Custom Insurance Company Case No. BC440284,* seeking declaratory relief and damages regarding Chubb's failure to pay certain project modification costs and failure to issue an endorsement to add other water sources that may require treatment as required under insurance policies issued to Aerojet and the other Cooperating Respondents. Aerojet agreed to dismiss the case without prejudice and settlement negotiations are ongoing.

As part of Aerojet's sale of its Electronics and Information Systems ("EIS") business to Northrop in October 2001, the EPA approved a Prospective Purchaser Agreement with Northrop to absolve it of pre-closing liability for contamination caused by the Azusa, California operations, which liability remains with Aerojet. As part of that agreement, the Company agreed to provide a $25 million guarantee of Aerojet's obligations under the Project Agreement.

As of November 30, 2012, the estimated range of anticipated costs through the term of the Project Agreement for the BPOU site, which expires in 2017, was $31.2 million to $63.5 million and the accrued amount was $31.2 million included as a component of the Company's environmental reserves. As the Company is unable to reasonably estimate the costs and expenses of this matter after the expiration of the Project Agreement, no reserve has been accrued for this matter for the period after such expiration. Expenditures associated with this matter are partially recoverable. See Note 7(d) below for further discussion on recoverability.

Toledo, Ohio Site

The Company previously manufactured products for the automotive industry at a Toledo, Ohio site, which was adjacent to the Ottawa River. This facility was divested in 1990 and the Company indemnified the buyer for claims and liabilities arising out of certain pre-divestiture environmental matters. In August 2007, the Company, along with numerous other companies, received from the United States Department of Interior Fish and Wildlife Service a notice of a Natural Resource Damage ("NRD") Assessment Plan for the Ottawa River and Northern Maumee Bay. A group of PRPs, including the Company, was formed to respond to the NRD assessment and to pursue funding from the Great Lakes Legacy Act for primary restoration. The restoration project performed by the group consisted of river dredging and land-filling river sediments with a total project cost in the range of approximately $47 million to $49 million, one half of which was funded through the Great Lakes Legacy Act and the net project costs to the PRP group was estimated at $23.5 million to $24.5 million. The dredging of the river that began in December 2009 has been completed. In February 2011, the parties reached an agreement on allocation. As of November 30, 2012, the estimated range of the Company's share of anticipated costs for the NRD matter was zero to $0.4 million. None of the expenditures related to this matter are recoverable. Still unresolved at this time is the actual NRD Assessment itself. Negotiations with the State and Federal Trustees are ongoing.

In 2008, Textileather, the current owner of the former Toledo, Ohio site, filed a lawsuit against the Company claiming, among other things, that the Company failed to indemnify and defend Textileather for certain contractual environmental obligations. A second suit related to past and future RCRA, closure costs was filed in late 2009. On May 5, 2010, the District Court granted the Company's Motion for Summary Judgment, thereby dismissing the claims in the initial action. Textileather appealed to the Sixth Circuit Court of Appeals. On September 11, 2012, the Court of Appeals affirmed the District Court's decision with respect to Textileather's CERCLA cost recovery claims, but reversed the decision to dismiss its breach of contract claims. The case was remanded to the District Court for further proceedings consistent with the opinion of the Court of Appeals. The District Court is likely to address such issues as allocation of costs subject to GenCorp's indemnification obligations as well as significant defenses raised by GenCorp in its Motion for Summary Judgment, which was not ruled on by the Court when it granted GenCorp's Summary Judgment Motion. At the direction of the District Court, the principals commenced informal settlement negotiations. The settlement negotiations were unsuccessful and the Court is preparing a Case Management Order that will likely set a trial date near the end of 2013. As of November 30, 2012, the estimated anticipated costs and accrued amount for the Textileather matter was $2.6 million which is included as a component of the Company's environmental reserves. None of the expenditures related to this matter are recoverable.

d. Environmental Reserves and Estimated Recoveries

Reserves

The Company reviews on a quarterly basis estimated future remediation costs that could be incurred over the contractual term or next fifteen years of the expected remediation. The Company has an established practice of estimating environmental remediation costs over a fifteen year period, except for those environmental remediation costs with a specific contractual term. As the period for which estimated environmental remediation costs increases, the reliability of such estimates decreases. These estimates consider the investigative work and analysis of engineers, outside environmental consultants, and the advice of legal staff regarding the status and anticipated results of various administrative and legal proceedings. In most cases, only a range of reasonably possible costs can be estimated. In establishing the Company's reserves, the most probable estimate is used when determinable; otherwise, the minimum amount is used when no single amount in the range is more probable. Accordingly, such estimates can change as the Company periodically evaluates and revises these estimates as new information becomes available. The Company cannot predict whether new information gained as projects progress will affect the estimated liability accrued. The timing of payment for estimated future environmental costs is influenced by a number of factors such as the regulatory approval process, the time required to design, construct, and implement the remedy.

A summary of the Company's environmental reserve activity is shown below:

	Aerojet - Sacramento	Aerojet - BPOU	Other Aerojet Sites	Total Aerojet	Other	Total Environmental Reserve
			(In millions)			
November 30, 2009	$152.5	$ 47.8	$ 10.8	$211.1	$11.6	$222.7
Additions	6.7	9.5	11.7	27.9	8.6	36.5
Expenditures	(19.4)	(11.2)	(2.4)	(33.0)	(8.5)	(41.5)
November 30, 2010	139.8	46.1	20.1	206.0	11.7	217.7
Additions	21.2	5.9	5.9	33.0	(0.1)	32.9
Expenditures	(30.3)	(13.4)	(13.9)	(57.6)	(2.4)	(60.0)
November 30, 2011	130.7	38.6	12.1	181.4	9.2	190.6
Additions	24.5	5.9	3.8	34.2	0.5	34.7
Expenditures	(14.7)	(13.3)	(5.1)	(33.1)	(2.7)	(35.8)
November 30, 2012	$140.5	$ 31.2	$ 10.8	$182.5	$ 7.0	$189.5

The effect of the final resolution of environmental matters and the Company's obligations for environmental remediation and compliance cannot be accurately predicted due to the uncertainty concerning both the amount and timing of future expenditures and due to regulatory or technological changes. The Company continues its efforts to mitigate past and future costs through pursuit of claims for recoveries from insurance coverage and other PRPs and continued investigation of new and more cost effective remediation alternatives and associated technologies.

As part of the acquisition of the Atlantic Research Corporation ("ARC") propulsion business, Aerojet entered into an agreement with ARC pursuant to which Aerojet is responsible for up to $20.0 million of costs ("Pre-Close Environmental Costs") associated with environmental issues that arose prior to Aerojet's acquisition of the ARC propulsion business. Pursuant to a separate agreement with the U.S. government which was entered into prior to the completion of the ARC acquisition, these costs are recovered through the establishment of prices for Aerojet's products and services sold to the U.S. government. A summary of the Pre-Close Environmental Costs is shown below (in millions):

Pre-Close Environmental Costs	$ 20.0
Amount spent through November 30, 2012	(13.9)
Amount included as a component of reserves for environmental remediation costs in the consolidated balance sheet as of November 30, 2012	(4.5)
Remaining Pre-Close Environmental Costs	$ 1.6

Estimated Recoveries

On January 12, 1999, Aerojet and the U.S. government implemented the October 1997 Agreement in Principle ("Global Settlement") resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the clean-up costs of the environmental contamination at the Sacramento and the former Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet entered into an agreement with Northrop (the "Northrop Agreement") whereby Aerojet is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations. The current annual billing limitation to Northrop is $6.0 million.

Pursuant to the Global Settlement covering environmental costs associated with Aerojet's Sacramento site and its former Azusa site, prior to the third quarter of fiscal 2010, approximately 12% of such costs related to the Sacramento site and former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because the Company reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs are expensed to the consolidated statements of operations.

Allowable environmental costs are charged to the Company's contracts as the costs are incurred. Aerojet's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet to continue recovering these costs from the U.S. government depends on Aerojet's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business. Annually, the Company evaluates Aerojet's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet's commercial business as part of its long-term business review.

Pursuant to the Northrop Agreement, environmental expenditures to be reimbursed are subject to annual limitations and the total reimbursements are limited to a ceiling of $189.7 million. A summary of the Northrop Agreement activity is shown below (in millions):

Total reimbursable costs under the Northrop Agreement	$189.7
Amount reimbursed to the Company through November 30, 2012	(93.7)
Potential future cost reimbursements available(1)	96.0
Long-term receivable from Northrop in excess of the annual limitation included in the Consolidated Balance Sheet as of November 30, 2012	(69.3)
Amounts recoverable from Northrop in future periods included as a component of recoverable from the U.S. government and other third parties for environmental remediation costs in the Consolidated Balance Sheet as of November 30, 2012	(26.7)
Potential future recoverable amounts available under the Northrop Agreement	$ —

(1) Includes the short-term receivable from Northrop of $6.0 million as of November 30, 2012.

The Company's applicable cost estimates reached the cumulative limitation under the Northrop Agreement during the third quarter of fiscal 2010. The Company has accumulated $18.2 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2012. Accordingly, subsequent to the third quarter of fiscal 2010, the Company has incurred a higher percentage of expense related to additions to the Sacramento site and BPOU site environmental reserve until an arrangement is reached with the U.S. government. While the Company is currently seeking an arrangement with the U.S. government to recover environmental expenditures in excess of the reimbursement ceiling identified in the Northrop Agreement, there can be no assurances that such a recovery will be obtained, or if not obtained, that such unreimbursed environmental expenditures will not have a materially adverse effect on the Company's operating results, financial condition, and/or cash flows.

Environmental reserves and estimated recoveries impact to the Consolidated Statements of Operations

The expenses associated with adjustments to the environmental reserves are recorded as a component of other expense, net in the consolidated statements of operations. Summarized financial information for the impact of environmental reserves and recoveries to the consolidated statements of operations is set forth below:

	Estimated Recoverable Amounts from Northrop	Estimated Recoverable Amounts from U.S. Government	Total Estimated Recoverable Amounts Under U.S. Government Contracts	Charge to Consolidated Statement of Operations(1)	Total Environmental Reserve Additions
			(In millions)		
Fiscal 2012	$—	$23.1	$23.1	$11.6	$34.7
Fiscal 2011	—	24.3	24.3	8.6	32.9
Fiscal 2010	2.8	24.9	27.7	8.8	36.5

(1) Includes $18.2 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2012.

e. Arrangements with Off-Balance Sheet Risk

As of November 30, 2012, arrangements with off-balance sheet risk consisted of:

- $44.8 million in outstanding commercial letters of credit expiring within the next twelve months, the majority of which may be renewed, primarily to collateralize obligations for environmental remediation and insurance coverage.

- $39.3 million in outstanding surety bonds to satisfy indemnification obligations for environmental remediation coverage.
- Up to $120.0 million aggregate in guarantees by GenCorp of Aerojet's obligations to U.S. government agencies for environmental remediation activities (see Note 7(b) for additional information).
- Guarantees, jointly and severally, by the Company's material domestic subsidiaries of its obligations under its Senior Credit Facility.

In addition to the items discussed above, the Company has and will from time to time enter into certain types of contracts that require the Company to indemnify parties against potential third-party and other claims. These contracts primarily relate to: (i) divestiture agreements, under which the Company may provide customary indemnification to purchasers of its businesses or assets including, for example, claims arising from the operation of the businesses prior to disposition, liability to investigate and remediate environmental contamination existing prior to disposition; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for claims arising from the use of the applicable premises; and (iii) certain agreements with officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated.

Additionally, the Company issues purchase orders to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if a cost-plus contract is terminated.

Note 8. Redeemable Common Stock

The Company inadvertently failed to register with the SEC the issuance of certain of its common shares in its defined contribution 401(k) employee benefit plan (the "Plan"). As a result, certain Plan participants who purchased such securities pursuant to the Plan may have the right to rescind certain of their purchases for consideration equal to the purchase price paid for the securities (or if such security has been sold, to receive consideration with respect to any loss incurred on such sale) plus interest from the date of purchase. As of November 30, 2012 and 2011, the Company has classified 0.4 million shares as redeemable common stock because the redemption features are not within the control of the Company. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register these shares. These shares have always been treated as outstanding for financial reporting purposes. In June 2008, the Company filed a registration statement on Form S-8 to register future transactions in the GenCorp Stock Fund in the Plan. During fiscal 2012, 2011, and 2010, the Company recorded a charge of $0.7 million, $0.8 million, and $0.9 million, respectively, for realized losses and interest associated with this matter.

Note 9. Shareholders' Deficit

a. Preference Stock

As of November 30, 2012 and 2011, 15.0 million shares of preferred stock were authorized and none were issued or outstanding.

b. Common Stock

As of November 30, 2012, the Company had 150.0 million authorized shares of common stock, par value $0.10 per share, of which 60.5 million shares (includes redeemable common stock and unvested restricted shares) were issued and outstanding, and 33.3 million shares were reserved for future issuance for the exercise of stock options (seven and ten year contractual life) and restricted stock (no maximum contractual life), payment of awards under stock-based compensation plans, and conversion of the Company's Notes. See Note 8 for information about the Company's redeemable common stock.

c. Stock-based Compensation

Total stock-based compensation expense by type of award was as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Stock appreciation rights ("SARS")	$2.7	$0.4	$(0.9)
Stock options	0.8	0.9	0.2
Restricted stock, service-based	2.2	1.7	1.0
Restricted stock, performance-based	0.8	0.7	0.1
Total stock-based compensation expense	$6.5	$3.7	$ 0.4

Stock Appreciation Rights: As of November 30, 2012, a total of 1,528,823 SARS were outstanding under the 1999 Equity and Performance Incentive Plan ("1999 Plan") and 2009 Equity and Performance Incentive Plan ("2009 Plan"). SARS granted to employees generally vest in one-third increments at one year, two years, and three years from the date of grant and have a ten year contractual life under the 1999 Plan and a seven year contractual life under the 2009 Plan. SARS granted to directors of the Company typically vest over a one year service period (half after six months and half after one year) and have a ten year contractual life under the 1999 Plan and a seven year contractual life under the 2009 Plan. These awards are similar to the Company's employee stock options, but are settled in cash rather than in shares of common stock, and are classified as liability awards. Compensation cost for these awards is determined using a fair-value method and remeasured at each reporting date until the date of settlement. Stock-based compensation expense recognized is based on SARS ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

A summary of the status of the Company's SARS as of November 30, 2012 and changes during fiscal 2012 is presented below:

	SARS (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (In millions)
Outstanding at November 30, 2011	1,438	$10.75		
Granted	99	6.82		
Cancelled	(8)	14.88		
Outstanding at November 30, 2012	1,529	$10.47	4.4	$2.9
Exercisable at November 30, 2012	1,402	$10.90	4.3	$2.4
Expected to vest at November 30, 2012	122	$ 5.70	5.9	$0.4

The weighted average grant date fair value for SARS granted in fiscal 2012, 2011, and 2010 was $5.76, $3.50, and $3.15, respectively. No SARS were exercised in fiscal 2012, 2011 or 2010. As of November 30, 2012, there was $0.5 million of total stock-based compensation related to nonvested SARS. That cost is expected to be recognized over an estimated weighted-average amortization period of 15 months.

Restricted Stock, service-based: As of November 30, 2012, a total of 637,690 shares of service-based restricted stock were outstanding which vest based on years of service under the 1999 Plan and 2009 Plan. Restricted shares are granted to key employees and directors of the Company. The fair value of the restricted stock awards was based on the closing market price of the Company's common stock on the date of award and is being amortized on a straight line basis over the service period. Stock-based compensation expense recognized is based on service-based restricted stock ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The following is summary of the status of the Company's service-based restricted stock as of November 30, 2012 and changes during fiscal 2012:

	Service Based Restricted Stock (In thousands)	Weighted Average Grant Date Fair Value
Outstanding at November 30, 2011	473	$5.80
Granted	384	7.05
Vested	(213)	6.69
Canceled	(6)	5.11
Outstanding at November 30, 2012	638	$6.41
Expected to vest at November 30, 2012	631	$6.41

As of November 30, 2012, there was $2.1 million of total stock-based compensation related to nonvested service-based restricted stock. That cost is expected to be recognized over an estimated weighted-average amortization period of 24 months. The intrinsic value of the service-based restricted stock outstanding and expected to vest at November 30, 2012 was $5.9 million and $5.8 million, respectively. The weighted average grant date fair values for service-based restricted stock granted in fiscal 2011 and 2010 was $5.91 and $5.89, respectively.

Restricted Stock, performance-based: As of November 30, 2012, a total of 630,022 shares of performance-based restricted shares were outstanding under the 1999 Plan and 2009 Plan. The performance-based restricted stock vests if the Company meets various operations and earnings targets set by the Organization & Compensation Committee of the Board. The fair value of the performance-based restricted stock awards was based on the closing market price of the Company's common stock on the date of award and is being amortized over the estimated service period to achieve the operations and earnings targets. If certain operations and earnings targets are exceeded, additional restricted stock may be required to be granted to individuals up to a maximum additional grant of 25% of the initial grant. Stock-based compensation expense recognized for all years presented is based on performance-based restricted stock ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The following is a summary of the status of the Company's performance-based restricted stock as of November 30, 2012 and changes during fiscal 2012:

	Performance Based Restricted Stock (In thousands)	Weighted Average Grant Date Fair Value
Outstanding at November 30, 2011	428	$5.37
Granted	333	6.87
Vested	(126)	6.00
Cancelled	(5)	4.91
Outstanding at November 30, 2012	630	$6.33
Expected to vest at November 30, 2012	502	$6.42

As of November 30, 2012, there was $1.6 million of total stock-based compensation related to nonvested performance-based restricted stock. That cost is expected to be recognized over an estimated weighted-average amortization period of 18 months. The intrinsic value of the performance-based restricted stock outstanding and expected to vest at November 30, 2012 was $5.8 million and $4.5 million, respectively. The weighted average grant date fair values for performance-based restricted stock granted in fiscal 2011 and 2010 was $6.01 and $4.91, respectively.

Stock Options: As of November 30, 2012, a total of 849,366 stock options were outstanding under the 1999 Plan and 2009 Plan. The 2009 stock option grants are primarily performance-based and vest if the Company meets various operations and earnings targets set by the Organization & Compensation Committee of the Board. The fair value is being amortized over the estimated service period to achieve the operations and earnings targets. If certain operations and earnings targets are exceeded, additional stock options may be required to be granted to individuals up to a maximum additional grant of 25% of the initial grant.

A summary of the status of the Company's stock options as of November 30, 2012 and changes during fiscal 2012 is presented below:

	Stock Options (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value (In millions)
Outstanding at November 30, 2011	1,234	$ 7.17		
Granted	9	6.00		
Exercised	(184)	7.30		
Cancelled	(210)	12.22		
Outstanding at November 30, 2012	849	$ 5.87	4.6	$2.9
Exercisable at November 30, 2012	360	$ 6.67	4.0	$1.0
Expected to vest at November 30, 2012	446	$ 5.55	4.9	$1.6

As of November 30, 2012, there was $0.1 million of total stock-based compensation related to nonvested stock options. That cost is expected to be recognized over an estimated weighted-average amortization period of 9 months. The weighted average grant date fair value for stock options granted in fiscal 2012, 2011, and 2010 was $3.46, $3.54, and $3.11, respectively.

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding as of November 30, 2012 under the Company's stock option plans:

		Outstanding		
Year Granted	Range of Exercise Prices	Stock Options Outstanding (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
2003	$7.73 – $9.29	103	$ 8.46	0.4
2004	$ 10.92	28	$10.92	1.2
2009	$ 4.54	154	$ 4.54	6.6
2010	$4.91 – $7.14	456	$ 6.82	5.6
2011	$ 6.01	100	$ 6.01	5.3
2012	$ 6.00	8	$ 6.00	9.2
		849		

Valuation Assumptions

The fair value of stock options was estimated using a Black-Scholes Model with the following weighted average assumptions:

	Year Ended		
	2012	2011	2010
Expected life (in years)	7.0	7.0	7.0
Volatility	57.47%	57.19%	55.43%
Risk-free interest rate	1.54%	2.53%	2.44%
Dividend yield	0.00%	0.00%	0.00%

The fair value of SARS was estimated using a Black-Scholes Model with the following weighted average assumptions:

	Year Ended		
	2012	2011	2010
Expected life (in years)	3.7	4.4	5.1
Volatility	55.47%	62.60%	66.53%
Risk-free interest rate	0.51%	0.91%	1.56%
Dividend yield	0.00%	0.00%	0.00%

Expected Term: The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules.

Expected Volatility: The fair value of stock-based payments were valued using the Black-Scholes Model with a volatility factor based on the Company's historical stock prices. The range of expected volatility used in the Black-Scholes Model was 38% to 67% as of November 30, 2012.

Expected Dividend: The Black-Scholes Model requires a single expected dividend yield as an input. The Senior Credit Facility restricts the payment of dividends and the Company does not anticipate paying cash dividends in the foreseeable future.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes Model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The range of risk-free interest rates used in the Black-Scholes Model was 0.21% to 1.12% as of November 30, 2012.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers historical terminations as well as anticipated retirements.

Note 10. Operating Segments and Related Disclosures

The Company's operations are organized into two operating segments based on different products and customer bases: Aerospace and Defense, and Real Estate. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1).

The Company evaluates its operating segments based on several factors, of which the primary financial measure is segment performance. Segment performance represents net sales from continuing operations less applicable costs, expenses and provisions for unusual items relating to the segment operations. Segment performance excludes corporate income and expenses, legacy income or expenses, provisions for unusual items not related to the segment operations, interest expense, interest income, and income taxes.

Selected financial information for each reportable segment was as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Net Sales:			
Aerospace and Defense	$986.1	$909.7	$850.7
Real Estate	8.8	8.4	7.2
Total	$994.9	$918.1	$857.9
Segment Performance:			
Aerospace and Defense	$115.5	$108.6	$ 99.6
Environmental remediation provision adjustments	(11.4)	(8.9)	(0.2)
Retirement benefit plan expense	(18.9)	(21.0)	(29.3)
Unusual items (see Note 14)	(0.7)	(4.1)	(2.8)
Aerospace and Defense Total	84.5	74.6	67.3
Real Estate	3.7	5.6	5.3
Total	$ 88.2	$ 80.2	$ 72.6
Reconciliation of segment performance to income from continuing operations before income taxes:			
Segment Performance	$ 88.2	$ 80.2	$ 72.6
Interest expense	(22.3)	(30.8)	(37.0)
Interest income	0.6	1.0	1.6
Stock-based compensation	(6.5)	(3.7)	(0.4)
Corporate retirement benefit plan expense	(22.1)	(25.4)	(12.6)
Corporate and other expenses	(12.7)	(10.8)	(21.5)
Corporate unusual items (see Note 14)	(12.0)	(1.5)	(0.6)
Income from continuing operations before income taxes	$ 13.2	$ 9.0	$ 2.1
Aerospace and Defense	$ 37.2	$ 21.1	$ 18.2
Real Estate	—	—	—
Corporate	—	—	4.4
Capital Expenditures, cash and non-cash	$ 37.2	$ 21.1	$ 22.6
Aerospace and Defense	$ 21.7	$ 24.3	$ 27.6
Real Estate	0.6	0.3	0.3
Corporate	—	—	—
Depreciation and Amortization	$ 22.3	$ 24.6	$ 27.9

	As of November 30,	
	2012	2011
	(In millions)	
Aerospace and Defense(1)	$637.6	$622.8
Real Estate	82.3	79.1
Identifiable assets	719.9	701.9
Corporate	199.4	237.6
Assets	$919.3	$939.5

(1) The Aerospace and Defense operating segment had $94.9 million of goodwill as of November 30, 2012 and 2011. In addition, as of November 30, 2012 and 2011 intangible assets balances were $13.9 million and $15.4 million, respectively, for the Aerospace and Defense operating segment.

The Company's continuing operations are located in the United States. Inter-area sales are not significant to the total sales of any geographic area. Unusual items included in segment performance pertained only to the United States.

Note 11. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In millions, except per share amounts)			
2012				
Net sales	$201.9	$249.9	$244.9	$298.2
Cost of sales (exclusive of items shown separately on Statement of Operations)	173.9	220.3	214.1	261.3
Income (loss) from continuing operations before income taxes	4.7	4.6	(0.5)	4.4
Income (loss) from continuing operations	2.4	1.3	(8.7)	(0.7)
Income (loss) from discontinued operations, net of income taxes	—	0.4	(0.8)	3.5
Net income (loss)	2.4	1.7	(9.5)	2.8
Basic and diluted income (loss) per share from continuing operations	0.04	0.02	(0.15)	(0.01)
Basic and diluted income (loss) per share from discontinued operations, net of income taxes	—	0.01	(0.01)	0.06
Basic and diluted net income (loss) per share	0.04	0.03	(0.16)	0.05

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)
	(In millions, except per share amounts)			
2011				
Net sales	$209.8	$229.9	$226.2	$252.2
Cost of sales (exclusive of items shown separately on Statement of Operations)	180.6	203.0	197.5	218.2
Income from continuing operations before income taxes	4.5	1.0	1.6	1.9
Income (loss) from continuing operations	1.9	0.5	1.3	(0.8)
(Loss) income from discontinued operations, net of income taxes	(0.7)	(0.5)	(0.1)	1.3
Net income	1.2	—	1.2	0.5
Basic and diluted income (loss) per share from continuing operations	0.03	0.01	0.02	(0.01)
Basic and diluted (loss) income per share from discontinued operations, net of income taxes	(0.01)	(0.01)	—	0.02
Basic and diluted net income per share	0.02	—	0.02	0.01

(1) During the fourth quarter of fiscal 2012, the Company recorded out of period adjustments to cost of sales, interest expense, and the income tax provision and related balance sheet accounts. The out of period adjustments relate to the treatment of intercompany interest within the state tax provisions and the accounting for a lease modification. During the fourth quarter of fiscal 2012, the Company recorded an adjustment to correct the identified errors resulting in the Company under reporting income by $0.4 million.

(2) During the fourth quarter of fiscal 2011, the Company recorded out of period adjustments to the income tax provision and related balance sheet accounts. The out of period adjustments primarily relate to the Company incorrectly calculating the tax benefit on a tax refund associated with an election made on the Company's 2003 income tax return and the Company not recording a reserve for uncertain tax positions during the appropriate period. During the fourth quarter of fiscal 2011, the Company recorded an adjustment to correct the identified errors resulting in the Company under reporting income by approximately $1.0 million (see Note 1(a)).

Note 12. Discontinued Operations

In November 2003, the Company announced the closing of a GDX manufacturing facility in Chartres, France owned by Snappon SA, a subsidiary of the Company. The decision resulted primarily from declining sales volumes with French automobile manufacturers. During fiscal 2009, Snappon SA had legal judgments rendered against it under French law, aggregating €2.9 million plus interest related to wrongful discharge claims by certain former employees of Snappon SA. Additionally, during fiscal 2009, Snappon SA filed for declaration of suspensions of payments with the clerk's office of the Paris Commercial Court (see Note 7(b)). During fiscal 2012, the Company released a $3.8 million loss contingency reserve for discharged employee claims.

Summarized financial information for discontinued operations is set forth below:

	Year Ended		
	2012	2011	2010
	(In millions)		
Net sales	$ —	$—	$ —
Income before income taxes(1)	2.6	—	0.7
Income tax benefit	0.5	—	0.1
Income from discontinued operations	3.1	—	0.8

(1) Includes foreign currency transaction gains and (losses) of $0.4 million in fiscal 2012, ($0.3) million in fiscal 2011, and $1.7 million in fiscal 2010.

Note 13. Assets Held for Sale

In November 2012, the Company classified its LDACS program as assets held for sale. The Company expects that it will be required to divest the LDACS product line in order to consummate the acquisition of the Rocketdyne Business. The net sales associated with the LDACS program totaled $34.3 million in fiscal 2012. For operating segment reporting, the LDACS program has been reported as a part of the Aerospace and Defense segment. The components of assets and liabilities held for sale in the Consolidated Balance Sheets are as follows:

	As of November 30,	
	2012	2011
	(In millions)	
Accounts receivable	$ 3.5	$6.0
Equipment	0.1	0.1
Estimated costs to divest, recorded as part of unusual items	(3.6)	—
Assets held for sale	$ —	$6.1
Accounts payable	$ 0.1	$0.4
Other liabilities	1.0	0.9
Liabilities held for sale	$ 1.1	$1.3

Note 14. Unusual Items

Total unusual items expense, a component of other expense, net in the consolidated statements of operations was as follows:

	Year Ended		
	2012	2011	2010
	(In millions)		
Aerospace and Defense:			
Loss on legal matters and settlements	$ 0.7	$4.1	$ 2.8
Aerospace and defense unusual items	0.7	4.1	2.8
Corporate:			
Rocketdyne Business acquisition related costs	11.6	—	—
Executive severance agreements	—	—	1.4
Loss on debt repurchased	0.4	0.2	1.2
Loss on bank amendment	—	1.3	0.7
Gain on legal settlement	—	—	(2.7)
Corporate unusual items	12.0	1.5	0.6
Total unusual items	$12.7	$5.6	$ 3.4

Fiscal 2012 Activity:

The Company recorded $0.7 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of the Company's common shares under the defined contribution 401(k) employee benefit plan.

The Company incurred expenses of $11.6 million, including internal labor costs of $2.0 million, related to the proposed Rocketdyne Business acquisition announced in July 2012.

The Company redeemed $75.0 million of its 9½% Notes at a redemption price of 100% of the principal amount. The redemption resulted in a charge of $0.4 million associated with the write-off of the 9½% Notes deferred financing costs.

Fiscal 2011 Activity:

The Company recorded a charge of $3.3 million related to a legal settlement and $0.8 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of its common shares under the defined contribution 401(k) employee benefit plan.

During fiscal 2011, the Company repurchased $22.0 million principal amount of its 2¼% Debentures at various prices ranging from 99.0% of par to 99.6% of par resulting in a loss of $0.2 million.

In addition, during fiscal 2011, the Company recorded $1.3 million of losses related to an amendment to the Senior Credit Facility.

Fiscal 2010 Activity:

In fiscal 2010, the Company recorded $1.4 million associated with executive severance. In addition, the Company recorded a charge of $1.9 million related to the estimated unrecoverable costs of legal matters and $0.9 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of its common shares under the defined contribution 401(k) employee benefit plan. Further, the Company recorded a $2.7 million gain related to a legal settlement.

In addition, during fiscal 2010, the Company recorded $0.7 million of losses related to an amendment to the Senior Credit Facility.

A summary of the Company's losses on the 2 1⁄4% Debentures repurchased during fiscal 2010 is as follows (in millions):

Principal amount repurchased	$ 77.8
Cash repurchase price	(74.3)
	3.5
Write-off of the associated debt discount	(6.3)
Portion of the 2 1⁄4% Debentures repurchased attributed to the equity component	2.9
Write-off of the deferred financing costs	(0.4)
Loss on 2 1⁄4% Debentures repurchased	$ (0.3)

A summary of the Company's losses on the 9 1⁄2% Notes repurchased during fiscal 2010 is as follows (in millions):

Principal amount repurchased	$ 22.5
Cash repurchase price	(23.0)
Write-off of the deferred financing costs	(0.4)
Loss on 9 1⁄2% Notes repurchased	$ (0.9)

Note 15. Subsequent Events

7.125% Second-Priority Senior Secured Notes

On January 28, 2013, the Company issued $460.0 million in aggregate principal amount of its 7.125% Second-Priority Senior Secured Notes due 2021 (the "7 1⁄8% Notes"). The 7 1⁄8% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and outside the U.S. in accordance with Regulation S under the Securities Act. The 7 1⁄8% Notes mature on March 15, 2021, subject to early redemption described below. The 7 1⁄8% Notes will pay interest semi-annually in cash in arrears on March 15, and September 15, of each year, beginning on March 15, 2013.

The gross proceeds from the sale of the 7 1⁄8% Notes (after deducting underwriting discounts), plus an amount sufficient to fund a Special Mandatory Redemption (as defined below) on February 28, 2013, including accrued interest on the 7 1⁄8% Notes, were deposited into escrow pending the consummation of the proposed acquisition of the Rocketdyne Business pursuant to an escrow agreement (the "Escrow Agreement") by and among the Company and U.S. Bank National Association, as trustee for the 7 1⁄8% Notes, as escrow agent and as bank and securities intermediary. Pursuant to the Escrow Agreement, the Company will continue to deposit accrued interest on the 7 1⁄8% Notes on a monthly basis until the satisfaction of the conditions to release the proceeds from escrow. If the conditions to the release of the escrow, including the consummation of the acquisition of the Rocketdyne Business, are not satisfied on or prior to July 21, 2013 (subject to a one-month extension upon satisfaction of certain conditions) or upon the occurrence of certain other events, the 7 1⁄8% Notes will be subject to a special mandatory redemption (the "Special Mandatory Redemption") at a price equal to 100% of the issue price of the 7 1⁄8% Notes, plus accrued and unpaid interest, if any, to, but not including the date of the Special Mandatory Redemption.

The 7 1/8% Notes will be redeemable at the Company's option, in whole or in part, at any time prior to March 15, 2016 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a "make-whole" premium. Thereafter, the Company may redeem the 7 1/8% Notes, at any time on or after March 15, 2016, at redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning March 15 of the years indicated below:

Year	Redemption Price
2016	105.344%
2017	103.563%
2018	101.781%
2019 and thereafter	100.000%

In addition, before March 15, 2016, the Company may redeem up to 35% of the original aggregate principal amount of the 7 1/8% Notes at a redemption price equal to 107.125% of the aggregate principal amount of the 7 1/8% Notes, plus accrued interest, with the proceeds from certain types of public equity offerings.

The 7 1/8% Notes are guaranteed by Aerojet. Following the consummation of the proposed Acquisition, the 7 1/8% Notes will be fully and unconditionally guaranteed on a second-priority senior secured basis by each of the Company's existing and future subsidiaries that guarantee its obligations under the Company's existing Senior Credit Facility. Prior to the consummation of the Acquisition, the 7 1/8% Notes will be secured by a first priority security interest in the escrow account and all deposits and investment property therein. Following the consummation of the Acquisition, the 7 1/8% Notes will be secured on a second-priority basis by the assets (other than real property) that secure the Company's and its guarantors' obligations under the Senior Credit Facility, subject to certain exceptions and permitted liens.

Upon the occurrence of a change of control (as defined in the 7 1/8% Notes indenture), if the Company has not previously exercised its right to redeem all of the outstanding 7 1/8% Notes pursuant to the Special Mandatory Redemption or an optional redemption as described in the indenture, the Company must offer to repurchase the 7 1/8% Notes at 101% of the principal amount of the 7 1/8% Notes, plus accrued and unpaid interest to the date of repurchase.

The 7 1/8% Notes indenture contains certain covenants limiting the Company's ability and the ability of its restricted subsidiaries (as defined in the 7 1/8% Notes indenture) to, subject to certain exceptions and qualifications: (i) incur additional indebtedness; (ii) pay dividends or make other distributions on, redeem or repurchase, capital stock; (iii) make investments or other restricted payments; (iv) create or incur certain liens; (v) incur restrictions on the payment of dividends or other distributions from its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell assets; or (viii) effect a consolidation or merger.

The 7 1/8% Notes indenture also contains customary events of default, including, among other things, failure to pay interest, failure to comply with certain repurchase provisions, breach of certain covenants, failure to pay at maturity or acceleration of other indebtedness, failure to pay certain judgments, and certain events of insolvency or bankruptcy. Generally, if any event of default occurs, 7 1/8% Notes trustee or the holders of at least 25% in principal amount of the 7 1/8% Notes may declare the 7 1/8% Notes due and payable by providing notice to the Company. In case of default arising from certain events of bankruptcy or insolvency, the 7 1/8% Notes will become immediately due and payable.

In connection with the issuance of the 7 1/8% Notes, the Company entered into a registration rights agreement dated as of January 28, 2013 (the "Registration Rights Agreement"), by and among the Company, Aerojet, as guarantor, and Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc., as initial purchasers of the 7 1/8% Notes. Pursuant to the Registration Rights Agreement, the Company has agreed to: (i) file a registration statement within 180 days after January 28, 2013, with respect to an offer to exchange the 7 1/8% Notes for freely tradable notes that have substantially identical terms as the 7 1/8% Notes and are registered under the Securities Act; (ii) use reasonable best efforts to cause such registration statement to become effective within 270 days after January 28, 2013; (iii) use reasonable best efforts to consummate the exchange offer within 300 days after January 28, 2013; and (iv) file a shelf registration statement for the resale of the 7 1/8% Notes if the Company cannot effect an exchange offer within the time periods listed above and in certain other circumstances. If the Company does not comply with its registration obligations under the Registration Rights Agreement (each, a "Registration Default"), the annual interest rate on the 7 1/8% Notes will increase by 0.25% per annum and thereafter by an additional 0.25% per annum for any subsequent 90-day period during which a Registration Default continues, up to a maximum additional interest rate of 1.0% per annum. If the Company corrects the Registration Default, the interest rate on the 7 1/8% Notes will revert immediately to the original rate.

The Company intends to use the net proceeds of the 7 1/8% Notes offering to fund, in part, the proposed acquisition of the Rocketdyne Business, and to pay related fees and expenses.

Amendment to Senior Credit Facility

In January 2013, the Company, with its wholly-owned subsidiary Aerojet as guarantor, executed an amendment (the "Third Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Third Amendment, among other things, allowed for the 7 1/8% Notes to be secured by a first priority security interest in the escrow account into which the gross proceeds of the 7 1/8% Notes offering were deposited pending the consummation of the acquisition of the Rocketdyne Business.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

As of November 30, 2012, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of November 30, 2012 that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of November 30, 2012.

The effectiveness of our internal control over financial reporting as of November 30, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Their report appears in Item 8.

Changes In Internal Control Over Financial Reporting

There was no change in the Company's internal controls over financial reporting during the fourth quarter of fiscal 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors of the Registrant

Information with respect to directors of the Company who will stand for election at the 2013 Annual Meeting of Shareholders is set forth under the heading "PROPOSAL 1 — ELECTION OF DIRECTORS" in our 2013 Proxy Statement for our 2013 Annual Meeting ("2013 Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

The information in our 2013 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with Directors" in our 2013 Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following information is given as of December 31, 2012.

Name	Title	Other Business Experience	Age
Scott J. Seymour	President and Chief Executive Officer of the Company (since January 2010)	President of Aerojet January 2010 — August 2012; Consultant to Northrop Grumman Corporation ("Northrop") March 2008 — January 2010; Corporate Vice President and President of Integrated Systems Sector of Northrop 2002 — March 2008; Vice President, Air Combat Systems of Northrop 1998 — 2001; Vice President and B-2 Program Manager of Northrop 1996 — 1998; and Vice President, Palmdale Operations, of Northrop 1993 — 1996.	62
Kathleen E. Redd	Vice President, Chief Financial Officer (since January 2009), and Assistant Secretary of the Company (since March 2012)	Secretary January 2009 — March 2012; Vice President, Controller and Acting Chief Financial Officer September 2008 — January 2009; Vice President, Finance 2006 — 2008; Assistant Corporate Controller, 2002 — 2006; Acting Vice President Controller GDX Automotive, 2003 — 2004 (concurrent with Assistant Corporate Controller position during divestiture activities); Vice President, Finance, for Grass Valley Group, 2001 — 2002; Vice President, Finance for JOMED, Inc., 2000 — 2001; Controller for EndoSonics Corporation, 1996 — 2000.	51
Warren M. Boley, Jr.	President, Aerojet (since August 2012)	Chief Operating Officer, Boley Tool & Machine Works May 2011 — August 2012; Corporate Director, Boley Tool & Machine Works 1991 — present; President, Military Engines Division, United Technologies Corporation, Pratt & Whitney Business Unit ("Pratt & Whitney") April 2010 — May 2011; Vice President — F135/F119 Engine Programs, Pratt & Whitney April 2009 — April 2010; Vice President, Operational Military Engines and Customer Support, Pratt& Whitney September 2007 — April 2009; Vice President Operational Military Engines, Pratt & Whitney March 2003 — September 2007.	50
Richard W. Bregard	Deputy to the President, Aerojet (since June 2010)	Vice President, Defense Programs 2007 — 2010; Executive Director, Missile Defense Programs 2004 — 2007, Director of Smart Weapons at Northrop 2002 — 2004, Director of Smart Weapons at Aerojet 1998 — 2002, Director of Tactical Systems at Nichols Research 1997 — 1998, prior to 1997, U.S. Army Defense Systems Acquisitions.	70

Name	Title	Other Business Experience	Age
Christopher C. Cambria	Vice President, General Counsel (since September 2011), and Secretary of the Company (since March 2012)	Self-employed legal consultant 2010 — 2011. Senior Vice President and Senior Counsel, Mergers and Acquisitions for L-3 Communications Holdings 2006 — 2009; Senior Vice President, Secretary and General Counsel 2001 — 2006; and Vice President, General Counsel and Secretary 1997 — 2001. Associate with Fried, Frank, Harris, Shriver & Jacobson 1994 — 1997. Associate with Cravath, Swaine & Moore 1986 — 1993.	54

The Company's executive officers generally hold terms of office of one year and/or until their successors are elected and serve at the discretion of the Board.

Code of Ethics and Corporate Governance Guidelines

The Company has adopted a code of ethics known as the Code of Business Conduct that applies to the Company's employees including the principal executive officer and principal financial officer. Amendments to the Code of Business Conduct and any grant of a waiver from a provision of the Code of Business Conduct requiring disclosure under applicable SEC rules will be disclosed on the Company's website at *www.GenCorp.com.* Copies of the Code of Business Conduct and the Company's Corporate Governance Guidelines are available on the Company's web site at *www.GenCorp.com* (copies are available in print to any shareholder or other interested person who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742).

Audit Committee and Audit Committee Financial Expert

Information regarding the Audit Committee and the Audit Committee's Financial Expert is set forth under the heading "Board Committees" in our 2013 Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information concerning executive compensation may be found under the captions "Executive Compensation," "2012 Director Compensation Table," "Compensation Discussion and Analysis," "Summary Compensation Table," "2012 Grants of Plan-Based Awards," "Outstanding Equity Awards at 2012 Fiscal Year End," "2012 Option/SAR Exercises and Stock Vested," "2012 Pension Benefits," "2012 Non-Qualified Deferred Compensation," "Potential Payments upon Termination of Employment or Change in Control," "Employment Agreement and Indemnity Agreements," "Director Compensation," "Organization & Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" of our 2013 Proxy Statement. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Officers and Directors" in our 2013 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

The table below sets forth certain information regarding the following equity compensation plans of the Company, pursuant to which we have made equity compensation available to eligible persons, as of November 30, 2012: (i) GenCorp Inc. 1999 Equity and Performance Incentive Plan; and (ii) GenCorp Inc. 2009 Equity and Performance Incentive Plan. Both plans have been approved by our shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders			
Stock options	849,366	$5.87	
Restricted shares(3)	—		
Total	849,366	$5.87	2,613,605(1)(2)
Equity compensation plans not approved by shareholders(4)	—	N/A	—
Total	849,366	$5.87	2,613,605

(1) As of November 30, 2012, there are no more shares available to be issued under any type of incentive award under the GenCorp Inc. 1999 Equity and Performance Incentive Plan. The maximum number of shares available for issuance to participants under the GenCorp Inc. 2009 Equity and Performance Incentive Plan is 5,000,000 shares, all of which may be awarded as incentive stock options. Subject to the total shares available to be issued under the plan, the following specific limits apply: (A) no more than 200,000 shares may be issued to nonemployee directors and no nonemployee director may receive more than 150,000 shares in any fiscal year; (B) no more than 200,000 shares subject to stock options, including incentive stock options, may be granted to any participant in any fiscal year; (C) no more than 200,000 shares subject to stock appreciation rights may be granted to any participant in any fiscal year; (D) no more than 200,000 shares may be granted to any participant in any fiscal year pursuant to an award of restricted stock or restricted stock units; (E) no more than 200,000 shares may be granted to any participant in any fiscal year pursuant to an award of performance shares or performance units; and (F) no more than 100,000 shares may be granted to any participant in any fiscal year pursuant to a stock-based award other than described above.

(2) The number of securities in Column (c) is net of the maximum 79,893 shares that may be issued pursuant to additional stock options and restricted stock awards that will be granted in 2013, 2014 and 2015 if the Company attains performance goals specified in equity awards made during 2010, 2011 and 2012, respectively.

(3) As of November 30, 2012, 1,267,712 shares had been granted as restricted shares that had not yet vested.

(4) The Company also maintains the GenCorp Inc. and Participating Subsidiaries Deferred Bonus Plan. This plan allows participating employees to defer a portion of their compensation for future distribution. All or a portion of such deferrals made prior to November 30, 2009 could be allocated to an account based on the Company's common stock and does permit limited distributions in the form of Company common shares. However, distributions in the form of common shares are permitted only at the election of the Organization & Compensation Committee of the Board of Directors and, according to the terms of the plan, individuals serving as officers or directors of the Company are not permitted to receive distributions in the form of Company common shares until at least six months after such individual ceases to be an officer or director of the Company. The table does not include information about this plan because no options, warrants or rights are available under this plan and no specific number of shares is set aside under this plan

as available for future issuance. Based upon the price of Company common shares on November 30, 2012, the maximum number of shares that could be distributed to employees not subject to the restrictions on officers and directors (if permitted by the Organization & Compensation Committee) would be 10,614. This plan was amended effective November 30, 2009 to prevent the application of future deferrals to the Company common stock investment program.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain transactions and employment agreements with management is set under the headings "Employment Agreement and Indemnity Agreements," "Related Person Transaction Policy" and "Potential Payments upon Termination of Employment or Change in Control" in our 2013 Proxy Statement and is incorporated herein by reference. Information regarding director independence is set forth under the heading "Determination of Independence of Directors" in our 2013 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information in our 2013 Proxy Statement set forth under the captions "Proposal 5 — Ratification of the Appointment of Independent Auditors," "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Company's Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) FINANCIAL STATEMENTS

(2) FINANCIAL STATEMENT SCHEDULES

The following financial statement schedule is filed as part of this Annual Report on Form 10-K. All other financial statement schedules have been omitted because they are either not applicable, not required by the instructions, or because the required information is either incorporated herein by reference or included in the financial statements or notes thereto included in this report.

GENCORP INC.
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(In millions)

	Balance at Beginning of Period	Tax Valuation Allowance Charged to Income Tax Provision	Charged to Other Accounts	Tax Valuation Allowance Credited to Income Tax Provision	Balance at End of Period
Tax Valuation Allowance:					
Year ended November 30, 2012	$211.1	$39.1	$65.2	$(27.3)	$288.1
Year ended November 30, 2011	212.5	27.8	2.4	(31.6)	211.1
Year ended November 30, 2010	245.1	16.7	(8.0)	(41.3)	212.5

(b) EXHIBITS

Table Item No.	Exhibit Description
2.1	Purchase Agreement, dated May 2, 2003, between Atlantic Research Corporation and Aerojet-General Corporation was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 (File No. 1-1520) and is incorporated herein by reference.**
2.2	First Amendment to Purchase Agreement, dated August 29, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.2 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.**
2.3	Second Amendment to Purchase Agreement, dated September 30, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003 (File No. 1-1520) and is incorporated herein by reference.**
2.4	Third Amendment to Purchase Agreement, dated October 16, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.4 to GenCorp's Amendment No. 1 to Form S-4 Registration Statement dated December 15, 2003 (file no. 333-109518) and is incorporated herein by reference.**
2.5	Stock and Asset Purchase Agreement by and between GDX Holdings LLC and GenCorp Inc. dated July 16, 2004 was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference.**
2.6	First Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of August 31, 2004 was filed as Exhibit 2.2 to GenCorp Inc.'s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference.**
2.7	Second Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of October 14, 2004 was filed as Exhibit 2.3 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.**
2.8	Asset Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K filed on July 18, 2005 (File No. 1-1520), and is incorporated herein by reference.**
2.9	First Amendment to Asset Purchase Agreement by and among American Pacific Corporation, Aerojet Fine Chemicals LLC and Aerojet-General Corporation dated as of November 30, 2005 was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K filed on December 1, 2005 (File No. 1-1520) and incorporated herein by reference.**
2.10	Stock and Asset Purchase Agreement, dated July 22, 2012, by and between United Technologies Corporation and GenCorp Inc. was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated July 26, 2012 (File No. 1-1520) and incorporated herein by reference.**
2.11	Amendment No. 1 to the Stock and Asset Purchase Agreement, dated as of October 16, 2012, by and between GenCorp Inc. and United Technologies Corporation was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated October 22, 2012 (File No. 1-1520) and incorporated herein by reference.**
3.1	Amended Articles of Incorporation of GenCorp filed with the Secretary of State of Ohio on March 28, 2007 was filed as Exhibit 3.1 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520) and incorporated herein by reference.
3.2	The Amended Code of Regulations of GenCorp, as amended on March 28, 2007 was filed as Exhibit 3.2 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520) and incorporated herein by reference.

Table Item No.	Exhibit Description
3.3	Certificate of Amendment to Amended Articles of Incorporation of GenCorp Inc. filed with the Secretary of State of Ohio on March 29, 2010 was filed as Exhibit 3.3 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2010 (File No. 1-1520) and incorporated herein by reference.
4.1	Indenture, dated as of August 11, 2003, between GenCorp Inc., the Guarantors named therein and The Bank of New York as trustee relating to GenCorp's 9 ½ % Senior Subordinated Notes was filed as Exhibit 4.1 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.
4.2	Form of 9½% Senior Subordinated Notes was filed as Exhibit 4.4 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.
4.3	First Supplemental Indenture dated as of October 29, 2004 to the Indenture between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp's 9½% Senior Subordinated Notes due 2013 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated November 1, 2004 (File No. 1-1520) and incorporated herein by reference.
4.4	Second Supplemental Indenture dated as of June 27, 2006 to Indenture dated as of August 11, 2003, as amended, between GenCorp Inc. as Issuer, the Guarantors party thereto as Guarantors, and The Bank of New York Trust Company, N.A., as trustee, relating to GenCorp's 9½% Senior Subordinated Notes due 2013, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on June 28, 2006 (File No. 1-1520), and is incorporated herein by reference.
4.5	Indenture dated January 16, 2004 between GenCorp and The Bank of New York, as trustee, relating to GenCorp's 4% Contingent Convertible Subordinated Notes due 2024 was filed as Exhibit 4.11 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.6	Registration Rights Agreement dated January 16, 2004 by and among GenCorp, Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Scotia Capital (USA) Inc., BNY Capital Markets, Inc., NatCity Investments, Inc. and Wells Fargo Securities, LLC was filed as Exhibit 4.12 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.7	Form of 4% Contingent Convertible Subordinated Notes was filed as Exhibit 4.13 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.8	Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.'s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.'s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.
4.9	Registration Rights Agreement, dated as of November 23, 2004, by and between GenCorp Inc. and Wachovia Capital Markets, LLC, as representative for the several initial purchasers of the 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.14 to GenCorp Inc.'s Form S-3 Registration Statement dated January 11, 2005 (File No. 333-121948) and incorporated herein by reference.
4.10	Form of 2¼% Convertible Subordinated Debenture was filed as Exhibit 4.02 to GenCorp Inc.'s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.
4.11	GenCorp Retirement Savings Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Registration Statement on Form S-8 filed on June 30, 2008 (File No. 333-152032) and incorporated herein by reference.
4.12	GenCorp Inc. 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated April 28, 2009 (File No. 333-158870), and is incorporated herein by reference.

Table Item No.	Exhibit Description
4.13	Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to GenCorp's 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.'s Current Report on Form 8-K filed on December 21, 2009 (File 1-1520) and is incorporated herein by reference.
4.14	Form of 4.0625% Convertible Subordinated Debenture due 2039 was filed as Exhibit 4.2 to GenCorp Inc.'s Current Report on Form 8-K dated December 21, 2009 (File No. 1-1520), as amended, and incorporated herein by reference.
4.15	Third Supplemental Indenture dated as of November 24, 2009, by and among GenCorp Inc., Easton Development Company, LLC, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. and successor to The Bank of New York), to the Indenture dated as of August 11, 2003, as amended, between GenCorp Inc. as Issuer, the Guarantors party thereto as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
4.16	GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated April 9, 2010 (File No. 333-165978), and is incorporated herein by reference.
4.17	GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated March 28, 2012 (File No. 333-180400), and is incorporated herein by reference.
10.1	Distribution Agreement dated September 30, 1999 between GenCorp Inc. and OMNOVA Solutions Inc. (OMNOVA) was filed as Exhibit B to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.2	Amended and Restated Environmental Agreement by and between Aerojet and Northrop Grumman, dated October 19, 2001 was filed as Exhibit 2.4 to the Company's Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520), and is incorporated herein by reference.
10.3†	GenCorp 1996 Supplemental Retirement Plan for Management Employees effective March 1, 1996 was filed as Exhibit B to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1996 (File No. 1-1520), and is incorporated herein by reference.
10.4†	2009 Benefit Restoration Plan for the GenCorp Inc. Pension Plan was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on January 7, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.5†	2009 Benefit Restoration Plan for the GenCorp Inc. 401(k) Plan was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed on January 7, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.6†	Deferred Bonus Plan of GenCorp Inc. and Participating Subsidiaries was filed as Exhibit 10.6 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.7†	GenCorp Inc. Deferred Compensation Plan for Nonemployee Directors, as amended was filed as Exhibit 10.7 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.8†	GenCorp Inc. 1993 Stock Option Plan effective March 31, 1993 was filed as Exhibit 4.1 to Form S-8 Registration Statement No. 33-61928 dated April 30, 1993 and is incorporated herein by reference.
10.9†	GenCorp Inc. 1997 Stock Option Plan effective March 26, 1997 was filed as Exhibit 4.1 to Form S-8 Registration Statement No. 333-35621 dated September 15, 1997 and is incorporated herein by reference.
10.10†	GenCorp Inc. 1999 Equity and Performance Incentive Plan as amended was filed as Exhibit 10.11 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.11†	GenCorp Inc. Executive Incentive Compensation Program, amended September 8, 1995 to be effective for the 1996 fiscal year was filed as Exhibit E to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 1-1520), and is incorporated herein by reference.
10.12†	2001 Supplemental Retirement Plan For GenCorp Executives effective December 1, 2001, incorporating GenCorp Inc.'s Voluntary Enhanced Retirement Program was filed as Exhibit 10.29 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2001 (File No. 1-1520) and is incorporated herein by reference.
10.13†	Form of Restricted Stock Agreement between the Company and Nonemployee Directors providing for payment of part of Directors' compensation for service on the Board of Directors in Company stock was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1998 (File No. 1-1520), and is incorporated herein by reference.
10.14†	Form of Restricted Stock Agreement between the Company and Nonemployee Directors providing for payment of part of Directors' compensation for service on the Board of Directors in Company stock was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.15†	Form of Restricted Stock Agreement between the Company and Directors or Employees for grants of time-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.26 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.16†	Form of Stock Appreciation Rights Agreement between the Company and Employees for grants of stock appreciation rights under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.27 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.17†	Form of Stock Appreciation Rights Agreement between the Company and Directors for grants of stock appreciation rights under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.28 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.18†	Form of Restricted Stock Agreement between the Company and Employees for grants of performance-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.29 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.19†	Form of Director Nonqualified Stock Option Agreement between the Company and Nonemployee Directors providing for annual grant of nonqualified stock options prior to February 28, 2002, valued at $30,000 was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 (File No. 1-1520), and is incorporated herein by reference.
10.20†	Form of Director Nonqualified Stock Option Agreement between the Company and Nonemployee Directors providing for an annual grant of nonqualified stock options on or after February 28, 2002, valued at $30,000 in lieu of further participation in Retirement Plan for Nonemployee Directors was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 (File No. 1-1520), and is incorporated herein by reference.
10.21†	Form of Director and Officer Indemnification Agreement. Was filed as Exhibit 10.21 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.22†	Form of Director Indemnification Agreement was filed as Exhibit M to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.23†	Form of Officer Indemnification Agreement was filed as Exhibit N to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.24†	Form of Severance Agreement granted to certain executive officers of the Company was filed as Exhibit D to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 1-1520), and is incorporated herein by reference.
10.25	Amended and Restated Shareholder Agreement by and between GenCorp Inc. and Steel Partners II L.P. dated February 16, 2007 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on February 21, 2007 (File No. 1-1520) and is incorporated herein by reference.
10.26†	Employment Letter Agreement dated April 12, 2005 by and between GenCorp Inc. and Philip W. Cyburt was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on April 14, 2005 (File No. 1-1520), and is incorporated herein by reference.
10.27	American Pacific Corporation Subordinated Promissory Note, dated November 30, 2005, in the principal amount of $25,500,000 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated November 30, 2005 (File No. 1-1520) and is incorporated herein by reference.
10.28†	Employment Offer Letter dated January 11, 2006 by and between GenCorp Inc. and R. Leon Blackburn was filed as Exhibit 10.32 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.29†	Form of Restricted Stock Agreement Version 2 between the Company and Employees for grants of performance-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.33 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2005 (File No. 1-1520) and is incorporated herein by reference.
10.30†	Consulting Agreement dated February 28, 2006 by and between Joseph Carleone and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.31†	Form of Director and Officer Indemnification Agreement was filed as Exhibit 10.1 to GenCorp, Inc.'s Current Report on Form 8-K filed on May 23, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.32†	Form of Severance Agreement for executive officers of the Company was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on August 11, 2006 (File No. 1-1520), and is incorporated herein by reference.
10.33†	Agreement and Release by and between GenCorp Inc. and William A. Purdy Jr. dated January 29, 2007 was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2007 (File No. 1-1520) and is incorporated herein by reference.
10.34	Second Amended and Restated Shareholder Agreement dated as of March 5, 2008, by and between GenCorp Inc. and Steel Partners II L.P. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on March 10, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.35†	Letter Agreement dated as of March 5, 2008 by and between GenCorp Inc. and Terry L. Hall was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2008 (File No. 1-1520) and is incorporated herein by reference.
10.36†	Letter Agreement dated as of March 5, 2008 by and between GenCorp Inc. and J. Scott Neish was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2008 (File No. 1-1520) and is incorporated herein by reference.
10.37†	Retention Agreement dated April 15, 2009 between Chris W. Conley and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2009 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.38	Joinder Agreement dated as of November 24, 2009, by and among GenCorp Inc., Easton Development Company, LLC, and Wachovia Bank, National Association, a national banking association, as Administrative Agent in its capacity as administrative agent under the Amended Credit Agreement dated as of June 27, 2006, among GenCorp Inc., as the Borrower, each of those Material Domestic Subsidiaries of the Borrower identified as a 'Guarantor' on the signature pages thereto and Wachovia Bank, National Association, a national banking association, as Administrative Agent was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.39	First Amendment and Consent to Credit Agreement, dated as of May 1, 2009, by and among, GenCorp Inc., as borrower, the subsidiaries of the Borrower from time to time party thereto, as guarantors, the lenders from time to time party thereto and Wachovia Bank, National Association, as administrative agent for the lenders, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated May 6, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.40†	Employment Agreement dated July 2, 2009 between John Joy and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.41†	Amendment to the GenCorp Inc. 1999 Equity and Performance Incentive Plan, effective October 6, 2009 was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.42†	Amendment to the GenCorp Inc. 2009 Equity and Performance Incentive Plan, effective October 6, 2009 was filed as Exhibit 10.3 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.43†	Director Stock Appreciation Rights Agreement between GenCorp Inc. and Directors for grants of stock appreciation rights under the GenCorp Inc. 2009 Equity and Performance Incentive Plan was filed as Exhibit 10.4 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.44†	Amendment to the Benefits Restoration Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, effective October 6, 2009 was filed as Exhibit 10.5 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.45†	Amendment to the 2009 Benefit Restoration Plan for the GenCorp Inc. 401(k) Plan, effective October 6, 2009 was filed as Exhibit 10.6 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.46†	Amendment to the 2009 Benefits Restoration Plan for the GenCorp Inc. Pension Plan, effective October 6, 2009 was filed as Exhibit 10.7 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.47†	Amendment to the Deferred Bonus Plan of GenCorp Inc. and Participating Subsidiaries, effective October 6, 2009 was filed as Exhibit 10.8 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.48†	Amendment to the GenCorp Inc. Deferred Compensation Plan for Nonemployee Directors, as amended, effective October 6, 2009 was filed as Exhibit 10.9 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.49†	Amendment to the GenCorp Inc. 1996 Supplemental Retirement Plan for Management Employees, effective October 6, 2009 was filed as Exhibit 10.10 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.50†	Employment Agreement dated January 6, 2010 by and between Scott Seymour and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated January 6, 2010 (File No. 1-1520), and is incorporated herein by reference.
10.51	Settlement Agreement by and between Aerojet and United States of America, dated November 29, 1992, was filed as Exhibit 10.52 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.52	Modification No. 1 to the November 29, 1992 Settlement Agreement by and between Aerojet and United States of America, dated October 27, 1998, was filed as Exhibit 10.53 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.53	Purchase Agreement dated March 18, 2010 between GenCorp Inc. and Beach Point Capital Management LP, on behalf of certain funds and accounts it manages was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed on March 19, 2010 (File No. 1-1520), and is incorporated herein by reference.
10.54†	Addendum dated as of February 10, 2011 to the Employment Agreement, dated as of January 6, 2010, by and between GenCorp Inc. and Scott Seymour was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated February 9, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.55†	Amendment to the Amended and Restated 2009 Equity and Performance Incentive Plan, was filed as an exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated March 30, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.56	Credit Agreement among GenCorp, as the Borrower, each of those Material Domestic Subsidiaries of the Borrower identified as a "Guarantor" on the signature pages thereto and such other Material Domestic Subsidiaries of the Borrower as may from time to time become a party thereto, the several banks and other financial institutions from time to time parties to such Credit Agreement, and Wachovia Bank, National Association, a national banking association, as Administrative Agent for the lenders, dated as of June 21, 2007, was filed as exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K dated March 30, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.57	Second Amendment to Credit Agreement by and among GenCorp Inc., as borrower, the subsidiaries of GenCorp Inc. from time to time party thereto, as guarantors, and Wachovia Bank, National Association, as Administrative Agent for the lenders, dated as of March 17, 2010, was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.58†	Employment Offer Letter dated July 29, 2011 by and between GenCorp Inc. and Christopher C. Cambria was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated September 12, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.59	Second Amended and Restated Credit Agreement, dated as of November 18, 2011, among GenCorp Inc., as Borrower, each of those Material Domestic Subsidiaries of the Borrower identified as a "Guarantor" on the signature pages thereto and such other Material Domestic Subsidiaries of the Borrower as may from time to time become a party thereto, the several banks and other financial institutions from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K dated November 18, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.60†	Retention Agreement by and between Aerojet-General Corporation and Richard W. Bregard was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated February 7, 2012 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.61	First Amendment to Second Amended and Restated Credit Agreement, dated as of May 30, 2012, by and among GenCorp Inc., as Borrower, the Material Domestic Subsidiaries of the Borrower party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated May 30, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.62†	Employment Offer Letter, dated May 21, 2012, by and between Aerojet-General Corporation and Warren M. Boley, Jr. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated July 23, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.63	Commitment Letter, dated July 22, 2012, by and among GenCorp Inc., Morgan Stanley Senior Funding, Inc., and Citigroup Global Markets Inc. was filed as Exhibit 10-1 to GenCorp Inc.'s Current Report on Form 8-K dated July 26, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.64	Second Amendment to Second Amended and Restated Credit Agreement, as amended, dated as of August 16, 2012, by and among GenCorp Inc., as Borrower, the Material Domestic Subsidiaries of the Borrower party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated August 21, 2012 (File No. 1-1520), and is incorporated herein by reference.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney.
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Principal Executive Officer and Principal Accounting Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 as amended, and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase
101.DEF***	XBRL Taxonomy Extension Definition Linkbase
101.LAB***	XBRL Taxonomy Extension Label Linkbase
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith. All other exhibits have been previously filed.

** Schedules and Exhibits have been omitted, but will be furnished to the SEC upon request.

*** Furnished and not filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 11, 2013

GENCORP INC.

By: /s/ SCOTT J. SEYMOUR

Scott J. Seymour
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT J. SEYMOUR Scott J. Seymour	President, Chief Executive Officer and Director (Principal Executive Officer)	February 11, 2013
/s/ KATHLEEN E. REDD Kathleen E. Redd	Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	February 11, 2013
* James R. Henderson	Chairman of the Board of Directors	February 11, 2013
* Thomas A. Corcoran	Director	February 11, 2013
* Warren G. Lichtenstein	Director	February 11, 2013
* David A. Lorber	Director	February 11, 2013
* James H. Perry	Director	February 11, 2013
* Martin Turchin	Director	February 11, 2013
* Robert C. Woods	Director	February 11, 2013
* By: /s/ KATHLEEN E. REDD Kathleen E. Redd	Attorney-in-Fact pursuant to Power of Attorney	February 11, 2013

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott J. Seymour, certify that:

1. I have reviewed this annual report on Form 10-K of GenCorp Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott J. Seymour

Scott J. Seymour
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 11, 2013

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CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kathleen E. Redd, certify that:

1. I have reviewed this annual report on Form 10-K of GenCorp Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: February 11, 2013

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CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of GenCorp Inc. (the "Company") for the fiscal year ended November 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies that, to his knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ Scott J. Seymour

Scott J. Seymour
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 11, 2013

Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of GenCorp Inc. (the "Company") for the fiscal year ended November 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies that, to her knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: February 11, 2013

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Board of Directors

Thomas A. Corcoran
Senior Advisor of The Carlyle Group
President of Corcoran Enterprises, LLC
Director since 2008

James R. Henderson[1]
Independent Business Consultant
Director since 2008

Warren G. Lichtenstein
Chairman and Chief Executive Officer
Steel Partners Holdings L.P.
Director since 2008

David A. Lorber
Co-Founder and Portfolio Manager
FrontFour Capital Group LLC
Director since 2006

James H. Perry
Financial Consultant
Retired Chief Financial Officer
United Industrial Corporation
Director since 2008

Scott J. Seymour
President and Chief Executive Officer
GenCorp Inc.
Director since 2010

Martin Turchin
Vice Chairman
CB Richard Ellis
Director since 2008

Robert C. Woods
Chief Executive Officer and Founder
Palladian Capital Advisors
Director since 2006

Executive Officers

Scott J. Seymour
President and Chief Executive Officer

Kathleen E. Redd
Vice President, Chief Financial Officer
and Assistant Secretary

Christopher C. Cambria
Vice President, General Counsel and Secretary

Chris W. Conley
Vice President, Environmental Health and Safety

Warren M. Boley Jr.
President, Aerojet-General Corporation

Addresses

GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742-6418
916-355-4000

Mailing Address:
P.O. Box 537012
Sacramento, California 95853-7012

Aerojet-General Corporation
P.O. Box 13222
Sacramento, California 95813-6000
916-355-4000

Easton Development Company, LLC
One Easton Place
P.O. Box 1209
Folsom, California 95763

[1]Chairman of the Board, GenCorp Inc.

Shareholder Information

Common Stock
Exchange Listings:
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol: GY

Transfer Agent and Registrar
Computershare
877-889-2023

TDD for hearing impaired:	800-952-9245
Foreign Shareowners:	201-680-6578
TDD Foreign Shareowners:	201-680-6610

Address:
Computershare Trust Company, N. A.
P. O. Box 43078
Providence, RI 02940-3078

Private Couriers/Registered Mail:
Computershare Trust Company, N. A.
250 Royall Street
Canton, MA 02021

Web Site:
http://www.computershare.com

BuyDIRECT

A direct purchase and sale plan, BuyDIRECT, is available to shareholders and interested first-time investors, offering a convenient method of increasing investment in GenCorp. The Company pays all brokerage commissions and bank service fees incurred on behalf of the participant in connection with stock purchases. Subject to terms and conditions of the plan, investments of up to $120,000 per year are used to buy more shares of the Company's Common Stock.

For additional information, or to participate, contact:
Computershare Trust Company, N. A.
P.O. Box 43078
Providence, RI 02940-3078
877-889-2023

Independent Auditors

PricewaterhouseCoopers LLP
Sacramento, California

Investor Information

Security analysts and investors seeking additional information about GenCorp should contact:
Kathleen E. Redd,
Vice President, Chief Financial Officer and Assistant Secretary
916-355-2361

Board of Directors Communications

Correspondence to members of the GenCorp Board of Directors should be addressed to:
Chair, Corporate Governance & Nominating Committee
GenCorp Inc.
Christopher C. Cambria
Vice President, General Counsel and Secretary
2001 Aerojet Road
Rancho Cordova, California 95742

Corporate Communications

For inquiries about GenCorp, contact:
Glenn Mahone
Vice President, Communications
GenCorp Inc.
202-302-9941

Additional information about GenCorp, including recent news, can be found at http://www.GenCorp.com

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission (SEC) for fiscal 2012, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included in this annual report and may also be obtained by shareholders without charge upon written request to GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742, Attn: Investor Relations. The Form 10-K is also available on the Company's web site at http://www.GenCorp.com. During the Company's fiscal year ended November 30, 2012, the Company filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the Chief Executive Officer was not aware of any violations by the Company of the NYSE's corporate governance listing standards.


02.14.4100






GenCorp

Corporate Headquarters
2001 Aerojet Road
Rancho Cordova, CA 95742-6418
WWW.GENCORP.COM



2001 Aerojet Road
Rancho Cordova, CA 95742

February 15, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of GenCorp Inc., which will be held on March 27, 2013 at 9:00 a.m. Eastern time, at the Omni Berkshire Place, 21 East 52nd Street, New York, New York. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual Meeting and Proxy Statement.

We have elected to take advantage of the Securities and Exchange Commission's rule that allows us to furnish our proxy materials to our shareholders over the Internet. We believe electronic delivery will expedite the receipt of materials and, by printing and mailing a smaller volume, will reduce the environmental impact of our annual meeting materials and help lower our costs. On or about February 15, 2013, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") will be mailed to our shareholders. This Notice contains instructions on how to access the Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders online. You will not receive a printed copy of these materials, unless you specifically request one. The Notice of Internet Availability contains instructions on how to receive a paper copy of the proxy materials. For those participants who hold shares of GenCorp's common stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and a proxy card by mail.

On behalf of the Board of Directors and the management of GenCorp Inc., I extend our appreciation for your continued support.

Very truly yours,

JAMES R. HENDERSON
Chairman of the Board



2001 Aerojet Road
Rancho Cordova, CA 95742

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME:	9:00 a.m. Eastern time on Wednesday, March 27, 2013
PLACE:	The Omni Berkshire Place, 21 East 52nd Street, New York, New York
ITEMS OF BUSINESS:	1. To elect eight directors to our Board of Directors to serve until the 2014 annual meeting of shareholders and until their respective successors have been duly elected and qualified; 2. To consider and approve the 2013 Employee Stock Purchase Plan; 3. To consider and approve an advisory resolution regarding the compensation of GenCorp's Named Executive Officers; 4. To ratify the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2013; and 5. To consider and act on such other business as may properly be brought before the meeting or any adjournments or postponements thereof.
RECORD DATE:	You are entitled to vote at the 2013 Annual Meeting if you were a shareholder of record at the close of business on January 31, 2013.
ANNUAL MEETING ADMISSION:	In addition to a form of valid photo identification, you must bring evidence of your ownership of GenCorp common stock (which, if you are a beneficial holder, can be obtained from your bank, broker or other record holder of your shares) in order to be admitted.
PROXY VOTING:	It is important that your shares be represented and voted at the meeting. You may vote your shares by voting in person at the meeting, by Internet, by telephone or by completing, signing, dating and returning a proxy card which will be mailed to you if you request delivery of a full set of proxy materials. Participants in the GenCorp Retirement Savings Plan must follow the voting instructions provided by Fidelity Management Trust Company. See details under the heading "How do I vote?"
INSPECTION OF LIST OF SHAREHOLDERS OF RECORD:	A list of the shareholders of record as of the record date will be available for inspection at the Annual Meeting.

By Order of the Board of Directors,

/s/ KATHLEEN E. REDD
Vice President,
Chief Financial Officer and Assistant Secretary



2001 Aerojet Road
Rancho Cordova, CA 95742

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

To Be Held On March 27, 2013

GENERAL INFORMATION

The Board of Directors (the "Board") of GenCorp Inc., an Ohio corporation ("GenCorp" or the "Company") solicits the enclosed proxy for use at the Company's 2013 annual meeting of shareholders (the "Annual Meeting") to be held at the Omni Berkshire Place, 21 East 52nd Street, New York, New York on March 27, 2013 at 9:00 a.m. Eastern time.

FREQUENTLY ASKED QUESTIONS

WHY DID I RECEIVE THIS PROXY STATEMENT?

The Board is soliciting your proxy to vote at the Annual Meeting because you were a shareholder of the Company's common stock, par value $0.10 per share ("Common Stock"), at the close of business (5:00 p.m. Eastern time) on January 31, 2013, (the "Record Date") and therefore you are entitled to vote at the Annual Meeting. This Proxy Statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about the Company's Board of Directors ("Directors") and executive officers.

We are providing you with a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") and access to these proxy materials in connection with the solicitation by the Board of the Company to be used at the Annual Meeting and at any adjournment or postponement. The Notice of Internet Availability will be sent to shareholders of record and beneficial shareholders starting on or around February 15, 2013. The Proxy materials, including the Notice of Annual Meeting, Proxy Statement, and 2012 Annual Report, will be made available to shareholders on the Internet on February 15, 2013. For those participants who hold shares of GenCorp's Common Stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and a proxy card for those shares.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THIS YEAR INSTEAD OF A FULL SET OF PROXY MATERIALS?

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), we are providing access to the Company's proxy materials over the Internet rather than printing and mailing them to all shareholders. We believe electronic delivery will expedite the receipt of these materials, reduce the environmental impact of our annual meeting materials and will help lower our costs. Therefore, the Notice of Internet Availability will be mailed to shareholders (or e-mailed, in the case of shareholders that have previously requested to receive proxy materials electronically) starting on or around February 15, 2013. The Notice of Internet Availability will provide instructions as to how shareholders may access and review the proxy materials on the website referred to in the Notice of Internet Availability or, alternatively, how to request that a copy of the proxy materials, including a proxy card, be sent to them by mail. The Notice of Internet Availability will also provide voting instructions. In addition, shareholders may request to receive the proxy materials in printed form by mail or electronically by e-mail on an ongoing basis for future shareholder meetings. Please note that, while our proxy materials are available at www.proxyvote.com referenced in the Notice of Internet Availability, no other information contained on the website is incorporated by reference in or considered to be a part of this Proxy Statement.

WHY DID I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY?

You may receive multiple Notices of Internet Availability if you hold your shares of GenCorp's Common Stock in multiple accounts (such as through a brokerage account). If you hold your shares of GenCorp's Common Stock in multiple accounts you should vote your shares as described in each separate Notice of Internet Availability you receive.

IF GENCORP IS UTILIZING NOTICE OF INTERNET AVAILABILILTY, WHY DID I RECEIVE A FULL SET OF ANNUAL MEETING MATERIALS AND A PROXY CARD?

For those participants who hold shares of GenCorp's Common Stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and proxy card for those shares. Fidelity Management Trust Company, (the "Trustee"), is not utilizing Notice of Internet Availability for the GenCorp Retirement Savings Plan participants.

WHAT AM I VOTING ON?

You are voting on the following items of business at the Annual Meeting:

- To elect eight directors to our Board of Directors (the Board's nominees are: Thomas A. Corcoran; James R. Henderson; Warren G. Lichtenstein; David A. Lorber; Merrill A. McPeak; James H. Perry; Scott J. Seymour; and Martin Turchin) to serve until the 2014 annual meeting of shareholders and until their respective successors have been duly elected and qualified ("Proposal 1");
- To consider and approve the 2013 Employee Stock Purchase Plan ("Proposal 2");
- To consider and approve an advisory resolution regarding the compensation of GenCorp's Named Executive Officers ("Proposal 3");
- To ratify the appointment of PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2013 ("Proposal 4"); and
- Any other matter that may properly be brought before the Annual Meeting.

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD?

The Board recommends that you vote your shares "FOR" each of the Board's eight nominees standing for election to the Board; "FOR" approval of the 2013 Employee Stock Purchase Plan; "FOR" the advisory resolution regarding the compensation of GenCorp's Named Executive Officers; and "FOR" the ratification of PwC, an independent registered public accounting firm, as independent auditors of the Company.

HOW DO I VOTE?

It is important that your shares are represented at the Annual Meeting whether or not you attend the meeting in person. To make sure that your shares are represented, we urge you to vote as soon as possible.

SHARES HELD IN THE GENCORP RETIREMENT SAVINGS PLAN

Please follow the voting instructions provided by Fidelity Management Trust Company, the Trustee. You may sign, date and return a voting instruction card to the Trustee or submit voting instructions by telephone or the Internet. If you provide voting instructions by mail, telephone, or the Internet, the Trustee will vote your shares as you have directed (or not vote your shares, if that is your direction). If you do not provide voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received voting instructions. You must submit voting instructions to the Trustee by no later than March 22, 2013 at 11:59 p.m. Eastern time in order for your shares to be voted as you have directed by the Trustee at the Annual Meeting. GenCorp Retirement Savings Plan participants may not vote their Plan shares in person at the Annual Meeting.

SHARES HELD BY YOU, YOUR BROKER, BANK OR OTHER HOLDER OF RECORD

You may vote in several different ways:

In person at the Annual Meeting

You may vote in person at the Annual Meeting. You may also be represented by another person at the meeting by executing a proxy properly designating that person. If you are the beneficial owner of shares held in "street name," you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the meeting.

By telephone

You may vote by calling the toll-free telephone number indicated on your proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your voting instructions have been properly recorded.

By Internet

You may vote by going to the Internet web site indicated on your proxy card. Confirmation that your voting instructions have been properly recorded will be provided.

By mail

You may vote by completing, signing, dating and returning a proxy card which will be mailed to you if you request delivery of a full set of proxy materials. A postage-paid envelope will be provided along with the proxy card.

Telephone and Internet voting for shareholders of record will be available until 11:59 p.m. Eastern time on March 26, 2013. A mailed proxy card must be received by March 26, 2013 in order to be voted at the Annual Meeting. The availability of telephone and Internet voting for beneficial owners of other shares held in "street name" will depend on your broker, bank or other holder of record and we recommend that you follow the voting instructions on the Notice of Internet Availability that you receive from them.

If you are mailed a set of proxy materials and a proxy card or voting instruction card and you choose to vote by telephone or by Internet, you do not have to return your proxy card or voting instruction card. However, even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

MAY I ATTEND THE MEETING?

All shareholders and properly appointed proxy holders may attend the Annual Meeting. Shareholders who plan to attend must present valid photo identification. If you hold your shares in a brokerage account, please also bring proof of your share ownership, such as a broker's statement showing that you owned shares of the Company on the Record Date or a legal proxy from your broker or nominee. A legal proxy is required if you hold your shares in a brokerage account and you plan to vote in person at the Annual

Meeting. Shareholders of record will be verified against an official list available at the Annual Meeting. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the Record Date.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with GenCorp's transfer agent, Computershare Shareowner Services, LLC, you are considered a "shareholder of record" or a "registered shareholder" of those shares. In this case, your Notice of Internet Availability has been sent to you directly by Broadridge Financial Solutions, Inc. If your shares are held in a stock brokerage account or by a bank, trust or other nominee or custodian, including shares you may own as a participant in the Company's Retirement Savings Plan, you are considered the "beneficial owner" of those shares, which are held in "street name." A Notice of Internet Availability has been forwarded to you by or on behalf of your broker, bank, trustee or other holder who is considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other holder of record as to how to vote your shares by following their instructions for voting.

WHAT ARE BROKER NON-VOTES AND HOW ARE THEY COUNTED?

Broker non-votes occur when nominees, such as brokers and banks holding shares on behalf of the beneficial owners, are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions at least ten days before the Annual Meeting. If no instructions are given within that time frame, the nominees may vote those shares on matters deemed "routine" by the New York Stock Exchange ("NYSE"). On non-routine matters such as Proposal Nos. 1 through 3, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes." Broker non-votes are not counted for the purposes of determining the number of shares present in person or represented by proxy on a voting matter. For these reasons, please promptly vote by telephone, or Internet, or sign, date and return the voting instruction card your broker or nominee has enclosed, in accordance with the instructions on the card.

MAY I CHANGE MY VOTE?

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- Returning a later-dated, signed proxy card;
- Sending written notice of revocation to the Company, c/o the Secretary;
- Submitting a new, proper proxy by telephone, Internet or paper ballot, after the date of the earlier voted proxy; or
- Attending the Annual Meeting and voting in person.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Directors are elected by a plurality of the votes cast at the Annual Meeting. Votes cast for a nominee will be counted in favor of election. Abstentions and broker non-votes will not count either in favor of, or against, election of a nominee. Proxies cannot be voted for a greater number of persons than the number of

Directors set by the Board for election. Proposals 2 through 4 will require the affirmative vote of a majority of all of the votes cast. Abstentions and broker non-votes will have no effect on the outcome of the vote on Proposals 2 through 4.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No. Shareholders do not have cumulative voting rights with respect to the election of Directors.

WHAT CONSTITUTES A QUORUM?

As of the Record Date, 60,556,327 shares of Common Stock were outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Shares represented by a proxy that directs that the shares abstain from voting or that a vote be withheld on a matter and broker "non-votes" will be included at the Annual Meeting for quorum purposes. Shares represented by proxy as to which no voting instructions are given as to matters to be voted upon will be included at the Annual Meeting for quorum purposes.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's Internet address is *www.GenCorp.com.* You can access this Proxy Statement and the Company's 2012 Annual Report on Form 10-K at this Internet address. The Company's filings with the SEC are available free of charge via a link from this address. Copies are also available in print to any shareholder or other interested person who requests it by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742.

WILL ANY OTHER MATTERS BE VOTED ON?

As of the date of this Proxy Statement, our management knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement. If any other matters properly come before the Annual Meeting and call for a vote of the shareholders, validly executed proxies in the enclosed form will be voted in accordance with the recommendation of the Board.

WHO IS SOLICITING PROXIES UNDER THIS PROXY STATEMENT?

The proxies being solicited hereby are being solicited by our Board. The cost of soliciting proxies in the enclosed form will be borne by the Company. Officers and regular employees of the Company may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile or electronic means. The Company will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

ARE THERE DISSENTER'S OR APPRAISAL RIGHTS?

The Company's shareholders are not entitled to dissenter's or appraisal rights under Ohio law in connection with any of the Items of Business.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's Amended Code of Regulations provides for a Board of not less than seven or more than seventeen Directors, and authorizes the Board to determine from time to time the number of Directors within that range that will constitute the Board by the affirmative vote of a majority of the members then in office. The Board has fixed the number of Directors to be elected at the Annual Meeting at eight.

The Board has proposed the following nominees for election as Directors at the Annual Meeting: Thomas A. Corcoran; James R. Henderson; Warren G. Lichtenstein; David A. Lorber; Merrill A. McPeak; James H. Perry; Scott J. Seymour; and Martin Turchin. Each nominee elected as a Director will continue in office until the next annual meeting of shareholders at which their successor has been elected, or until his resignation, removal from office, or death, whichever is earlier.

The Board recommends a vote FOR the election of these nominees as Directors.

Director Qualifications and Experience

The Board, acting through the Corporate Governance & Nominating Committee, seeks a Board that, as a whole, possesses the experience, skills, background and qualifications appropriate to function effectively in light of the Company's current and evolving business circumstances. The Corporate Governance & Nominating Committee reviews the size of the Board, the tenure of its Directors and their skills, backgrounds and experiences in determining the slate of nominees and whether to seek one or more new candidates. The Committee seeks directors with established records of significant accomplishments in business and areas relevant to the Company's strategies. With respect to the nomination of continuing Directors for re-election, the individual's contributions to the Board are also considered.

All of our Directors bring to our Board a wealth of executive leadership experience derived from their service as executives and, in some cases, chief executive officers of large corporations. They also bring extensive board experience. The process undertaken by the Corporate Governance & Nominating Committee in recommending qualified director candidates is described in the *Director Nominations* section on page 15.

Set forth below are the names and ages of the nominees for Directors and their principal occupations at present and for the past five years, as well as their particular experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a Director for the Company. Mr. Woods was not nominated for re-election to the Board. There are, to the knowledge of the Company, no agreements or understandings by which these individuals were so selected. No family relationships exist between any Directors or executive officers, as such term is defined in Item 402 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information concerning the nominees set forth below is given as of December 31, 2012.

THOMAS A. CORCORAN
Director since 2008

Mr. Corcoran has been a Senior Advisor of The Carlyle Group, a private equity investment firm, and the President of Corcoran Enterprises, LLC, a management consulting company, since 2001. Previously Mr. Corcoran was also the President and Chief Executive Officer ("CEO") of Gemini Air Cargo, Inc., a cargo airline owned by The Carlyle Group, from 2001 to 2004. Prior to that, Mr. Corcoran was President and CEO of Allegheny Teledyne Incorporated, a diversified business from 1999 to 2000. Prior to that, Mr. Corcoran was President and Chief Operating Officer ("COO") of Lockheed Martin's Electronics and Space Sectors from 1993 to 1999. Mr. Corcoran began his career in 1967 at General Electric Company in various positions. In 1990, Mr. Corcoran was elected a corporate officer and rose to the number two position in G.E. Aerospace as Vice President and General Manager of G.E. Aerospace Operations. Mr. Corcoran is a director with L-3 Communications Holdings, Inc. (Chairman of the Audit Committee) and ARINC, Inc., a Carlyle Group company. Mr. Corcoran was a Director with Force Protection, Inc., REMEC, Inc., United Industrial Corporation, ONPATH Technologies, Inc. (Chairman), LaBarge, Inc. (Audit Committee member), Aer Lingus, Ltd. based in Dublin, Ireland and Serco, Ltd. based in Surry, UK. Mr. Corcoran serves as a director of American Ireland Fund, is on the board of trustees of Stevens Institute of Technology and is a trustee emeritus at Worcester Polytechnic Institute. Mr. Corcoran brings to the Board considerable industry knowledge gained from extensive experience as a senior executive in the aerospace industry. Mr. Corcoran also brings to the Board significant public company board experience, including service as a director of a Fortune 500 company. Mr. Corcoran currently serves as a member of the Organization & Compensation Committee. Age 68.

JAMES R. HENDERSON
Director since 2008

Mr. Henderson was a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company that owns and operates businesses and has significant interests in leading companies in a variety of industries, including diversified industrial products, energy, defense, banking, insurance, and food products and services, until April 2011. He was associated with Steel Partners LLC and its affiliates from August 1999 until April 2011. Mr. Henderson served as a director of DGT Holdings Corp., a manufacturer of proprietary high-voltage power conversion subsystems and components, from November 2003 until December 2011. Mr. Henderson also served as a director of SL Industries, Inc. ("SLI"), a company that designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment, from January 2002 to March 2010. Mr. Henderson was an Executive Vice President of SP Acquisition Holdings, Inc. ("SPAH"), a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. He was a director of Angelica Corporation, a provider of healthcare linen management services, from August 2006 to August 2008. Mr. Henderson was a director and CEO of the predecessor entity of Steel Partners Holdings L.P., WebFinancial Corporation ("WebFinancial"), from June 2005 to April 2008, President and COO from November 2003 to April 2008, and was the Vice President of Operations from September 2000 to December 2003. He was also the CEO of WebBank, a wholly-owned subsidiary of Steel Partners Holdings L.P., from November 2004 to May 2005. He was a director of ECC International Corp., a manufacturer and marketer of computer controlled simulators for training personnel to perform maintenance and operation procedures on military weapons, from December 1999 to September 2003 and was acting CEO from July 2002 to March 2003. He served as the Chairman of the Board of Point Blank Solutions, Inc. ("Point Blank"), a designer and manufacturer of protective body armor, from August 2008 until October 2011, CEO from June 2009 until October 2011, and was Acting CEO from April 2009 to May 2009. Mr. Henderson was also the CEO and Chairman of the Board of Directors of certain subsidiaries of Point Blank. On April 14, 2010, Point Blank and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 petitions are being jointly administered under the caption "*In re Point Blank Solutions, Inc., et. al.*" Case No. 10-11255, which case is ongoing. He has served as the CEO of Point Blank Enterprises, Inc., the successor to the business of Point Blank, from October 2011 to September 2012. Mr. Henderson serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp. Mr. Henderson's substantial experience advising and managing public companies provides the Board with well-developed leadership skills and ability to promote the best interests of shareholders. Mr. Henderson currently serves as Chairman of the Board and Chairman of the Corporate Governance & Nominating Committee. Age 55.

WARREN G. LICHTENSTEIN
Director since 2008

Mr. Lichtenstein has served as the Chairman of the Board and CEO of the general partner of Steel Partners Holdings L.P. since July 15, 2009. He is also the Chairman and CEO of Steel Partners LLC and has been associated with Steel Partners LLC and its affiliates since 1990. He is a Co-Founder of Steel Partners Japan Strategic Fund (Offshore), L.P., a private investment partnership investing in Japan, and Steel Partners China Access I LP, a private equity partnership investing in China. In 1993, he also co-founded Steel Partners II, L.P., a private investment partnership that is now a wholly-owned subsidiary of Steel Partners Holdings L.P. He has served as Chairman of the Board of Handy & Harman Ltd., a diversified manufacturer of engineered niche industrial products, since July 2005. He has served as a director of SLI since March 2010. He previously served as a director (formerly Chairman of the Board) of SLI from January 2002 to May 2008 and served as CEO from February 2002 to August 2005. Mr. Lichtenstein served as the Chairman of the Board, President and CEO of SPAH from February 2007 until October 2009. Mr. Lichtenstein has served as a director (currently Chairman of the Board) of Steel Excel Inc., a company whose business is expected to consist primarily of capital redeployment and identification of new, profitable operations in the sports, training, education, entertainment and lifestyle businesses, since October 2010. He served as a director of WebFinancial from 1996 to June 2005, as Chairman and CEO from December 1997 to June 2005 and as President from December 1997 to December 2003. From May 2001 to November 2007, Mr. Lichtenstein served as a director (formerly Chairman of the Board) of United Industrial Corporation, a company principally focused on the design, production and support of defense systems, which was acquired by Textron Inc. He served as a director of KT&G Corporation, South Korea's largest tobacco company, from March 2006 to March 2008. Mr. Lichtenstein served as a director of Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, from January 2004 to October 2006. Mr. Lichtenstein is qualified to serve as a director due to his expertise in corporate finance, record of success in managing private investment funds and his service as a director of, and advisor to, a diverse group of public companies. Mr. Lichtenstein currently serves as a member of the Organization & Compensation Committee. Age 46.

DAVID A. LORBER
Director since 2006

Mr. Lorber is a Co-Founder and Portfolio Manager for FrontFour Capital Group LLC, a hedge fund since 2007. Mr. Lorber is also a Co-Founder and Principal of FrontFour Capital Corp. Previously, Mr. Lorber was a Senior Investment Analyst at Pirate Capital LLC, a hedge fund from 2003 to 2006. Prior to that, Mr. Lorber was an Analyst at Vantis Capital Management LLC, a money management firm and hedge fund from 2001 to 2003 and an Associate at Cushman & Wakefield, Inc. Mr. Lorber also serves as a Director of Huntingdon Capital Corp. Mr. Lorber served as a Director of Fisher Communications Inc. and as a Trustee of Huntingdon Real Estate Investment Trust and IAT Air Cargo Facilities Income Fund. Mr. Lorber brings to the Board significant financial and investment industry experience and experience as a public company director. Mr. Lorber currently serves as Chairman of the Organization & Compensation Committee and as a member of the Audit Committee. Age 34.

MERRILL A. McPEAK
Nominee

General McPeak (USAF, retired) was Chief of Staff of the U.S. Air Force and a member of the Joint Chiefs of Staff from October 1990 until October 1994. During this period, he was the senior officer responsible for organization, training and equipage of a combined active duty, National Guard, Reserve and civilian work force of over 850,000 people serving at 1,300 locations in the United States and abroad. As a member of the Joint Chiefs of Staff, he and the other service chiefs were military advisors to the Secretary of Defense, the National Security Council and the President of the United States. Following retirement from active service, General McPeak began a second career in business. Since 1995, General McPeak has been President of McPeak and Associates, a management consulting firm that is active as an investor, advisor and director of early development stage companies. A subsidiary, Lost Wingman Press, recently published Hangar Flying; book one of a planned three-volume memoir. General McPeak has long service as a director of public companies, including Tektronix, Inc. and Trans World Airlines, Inc. He was for several years Chairman of ECC International Corp. His current public company directorships include Genesis Biopharma (since 2011), focused on immunology for treatment of Stage IV metastatic melanoma, Derycz Scientific (since 2010), publishing and distributing scientific journal articles, Miller Energy Resources (since 2010), engaged in oil and gas exploration and production, and DGT Holdings Corp. (since 2005), a real estate business. He previously served as a director of Mosquito Consolidated Gold (Chairman, 2011-2012), Point Blank Solutions, Inc. (2008-2011), MathStar, Inc. (2005-2010), QPC Lasers (Vice Chairman, 2006-2009), and Gigabeam Corp. (2004-2009). From 2003 to 2012, General McPeak was Chairman of Ethicspoint, Inc., a Portland, Oregon-based startup that became a leading provider of risk management and compliance software-as-a-service. In February 2012, Ethicspoint was bought by a private equity firm, merged with other companies and rebranded as NAVEX Global. General McPeak remains a board member of NAVEX Global. He also currently serves as Chairman of Coast Plating, Inc., a Los Angeles-based, privately held provider of metal processing and finishing services, primarily to the aerospace industry. General McPeak received a Bachelor of Arts degree in economics from San Diego State College and a Master of Science degree in international relations from George Washington University. In 1992, San Diego State University honored General McPeak with its first ever Lifetime Achievement Award. In 1995, George Washington University gave him its Distinguished Alumni Award, the "George." He was among the initial seven inductees to the Oregon Aviation Hall of Honor. He is a member of the Council on Foreign Relations, New York City. In 2008 and 2009, General McPeak was a national co-chairman of Obama for President. In 2011, he became Chairman of the American Battle Monuments Commission, the federal agency that oversees care and maintenance of 24 cemeteries abroad that constitute the final resting place for almost 125,000 American war dead. General McPeak will bring to the Board extensive experience in management consulting and a successful military career, including his position as Chief of Staff of the U.S. Air Force and a member of the Joint Chiefs of Staff. Age 76.

JAMES H. PERRY
Director since 2008

Mr. Perry has been a self-employed financial consultant since 2008. Previously, Mr. Perry served as Vice President of United Industrial Corporation, which, through its wholly-owned subsidiary AAI Corporation, designs, produces and supports aerospace and defense systems, from 1998 to 2007, as Chief Financial Officer ("CFO") from 1995 to 2007, as Treasurer from 1994 to 2005, and as Controller from 2005 to 2007. Mr. Perry served as CFO of AAI Corporation from 2000 to 2007, as Treasurer from 2000 to 2005, and as Vice President from 1997 to 2007. Mr. Perry, a certified public accountant, held various positions in the Assurance practice of Ernst & Young LLP, a global leader in assurance, tax, transaction and advisory services, from 1987 to 1994. Mr. Perry's background as a financial consultant, senior executive and certified public accountant provides the Board with sophisticated financial expertise and oversight. Mr. Perry currently serves as Chairman of the Audit Committee and as a member of the Organization & Compensation Committee. Age 51.

SCOTT J. SEYMOUR
Director since 2010

Mr. Seymour has served as President and CEO of the Company since January 2010. He served as President of Aerojet-General Corporation ("Aerojet") from January 2010 until August 2012. Prior to that, Mr. Seymour had served as a consultant to Northrop Grumman Corporation, a global defense and technology company ("Northrop"), since March 2008. Mr. Seymour joined Northrop in 1983. Prior to becoming a consultant in March 2008, Mr. Seymour most recently served as Corporate Vice President and President of Integrated Systems Sector of Northrop from 2002 until March 2008. Mr. Seymour also served as Vice President, Air Combat Systems, Vice President and B-2 Program Manager and Vice President, Palmdale Operations, of Northrop, from 1998 to 2001, 1996 to 1998 and 1993 to 1996, respectively. Prior to joining Northrop, Mr. Seymour was involved in the manufacture and flight-testing of F-14A, EF-111A and F/A-18A aircraft for each of Grumman Aerospace Corporation and McDonnell Aircraft Company. Mr. Seymour is a member of the National Museum United States Air Force Board of Managers and the Board of the Air Warrior Courage Foundation. He is also a member of the Florida Institute of Technology Board of Trustees and a director of the Astronauts Memorial Foundation. Mr. Seymour serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp. Mr. Seymour's extensive experience as a senior executive provides the Board with significant operational expertise and an in-depth knowledge of the aerospace and defense industry. Age 62.

MARTIN TURCHIN
Director since 2008

Mr. Turchin is a Vice-Chairman of CB Richard Ellis, the world's largest real estate services company, a position he has held since 2003. Previously, Mr. Turchin served as a Vice-Chairman of a subsidiary of Insignia Financial Group, a real estate brokerage, consulting and management firm from 1996 to 2003. Prior to that, Mr. Turchin was a principal and Vice-Chairman of Edward S. Gordon Company, a real estate brokerage, consulting and management firm from 1985 to 1996. Mr. Turchin has been a director of Boston Properties, a real estate investment trust, for more than ten years. Mr. Turchin held various positions with Kenneth E. Laub & Company, Inc., a real estate company, where he was involved in real estate acquisition, financing, leasing and consulting from 1971 to 1985. Mr. Turchin also serves as a trustee for the Turchin Family Charitable Foundation. Mr. Turchin serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp. Mr. Turchin's considerable experience in the real estate industry and service as a director of public companies provides the board with valuable expertise in real estate matters and experience in advising companies. Mr. Turchin currently serves as a member of the Audit Committee and as a member of the Corporate Governance & Nominating Committee. Age 71.

The Board unanimously recommends that shareholders vote FOR each of these nominees as Directors by executing and returning the proxy card or voting by one of the other ways indicated thereon. Proxies solicited by the Board will be so voted unless shareholders specify otherwise.

Voting for Directors

The Company has no provision for cumulative voting in the election of Directors. Therefore, holders of Common Stock are entitled to cast one vote for each share held on the Record Date for each of the candidates for election. Directors are elected by a plurality of the votes cast at the Annual Meeting; however, the Board has adopted a majority vote policy. Pursuant to such policy, in an uncontested election, any nominee for Director who receives a greater number of votes "withheld" for his election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his resignation after such election for consideration by the Corporate Governance & Nominating Committee. In determining its recommendation to the Board, the Corporate Governance & Nominating Committee will consider all factors deemed relevant by its members. These factors may include the underlying reasons why shareholders "withheld" votes for election from such Director (if ascertainable), the length of service and qualifications of the Director whose resignation has been tendered, the Director's contributions to the Company, whether by accepting such resignation the Company will no longer be in compliance with any applicable law, rule, regulation or governing document, and whether or not accepting the resignation is in the best interests of the Company and our shareholders. Within 90 days thereafter, the Board, taking into account the recommendation of the Corporate Governance & Nominating Committee and such additional information and factors that the Board believes to be relevant, must determine whether to accept or reject the resignation. The Director that tendered the resignation shall not participate in the consideration or determination of whether to accept such resignation. The Board shall disclose by press release its decision to accept or reject the resignation and, if applicable, the reasons for rejecting the resignation. If a majority of the Corporate Governance & Nominating Committee members receive a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote will appoint a committee of independent Directors to consider the resignation offers and recommend to the Board whether to accept or reject them.

Votes cast for a nominee will be counted in favor of election. Abstentions and broker non-votes will not count either in favor of, or against, election of a nominee. It is the intention of the persons named in the accompanying form of proxy to vote for the election of the Board's nominees, unless authorization to do so is withheld. Proxies cannot be voted for a greater number of persons than the number of Directors set by the Board for election. If, prior to the Annual Meeting, a nominee becomes unable to serve as a Director for any reason, the proxy holders reserve the right to substitute another person of their choice in such nominee's place and stead. It is not anticipated that any nominee will be unavailable for election at the Annual Meeting.

Retirement Policy

On January 30, 2013, the Board approved the elimination of the mandatory retirement policy for Directors.

Meetings of the Board

The Board held 11 meetings during fiscal year 2012. All of the Directors who served during fiscal year 2012 attended at least 75% of the regularly scheduled and special meetings of the Board and Board committees on which they served and to which they were invited in fiscal year 2012. All of the Board's nominees for election at the Annual Meeting are expected to attend the Annual Meeting. All of the Directors nominated for election at the 2012 annual meeting of shareholders were present at such meeting.

Meetings of Non-Employee Directors

Non-employee Directors (consists of all Directors other than Mr. Seymour), all of whom are independent, meet in executive session as part of each regularly scheduled Board meeting. In 2012, the Chairman of the Board presided at all such executive sessions. In the event of the Chairman's absence, another non-employee Director is chosen to preside.

Board Leadership Structure

In February 2007, as part of its ongoing commitment to corporate governance, the Board made a decision to separate the positions of Chairman of the Board and CEO. Prior to February 2007, the positions of Chairman of the Board and CEO were historically held by the same person. In March 2007, the Company's shareholders approved the Board's recommendations to amend the Company's Amended Code of Regulations (the "Code of Regulations") to allow the Board the flexibility to choose whether to elect a non-executive Chairman, who would not be an officer of the Company, or have one person serve in both capacities. Since March 2007, the Board has appointed a non-executive to serve as Chairman of the Board.

Pursuant to the Company's corporate governance guidelines, the duties of the non-executive Chairman of the Board include:

- preparing the agenda for Board meetings in consultation with the CEO;
- presiding over all meetings of the shareholders and Board, including all executive sessions of the independent Directors;
- serving as liaison between the CEO and the Board;
- collaborating with senior management to provide timely information to the Board; and
- collaborating with the Organization & Compensation Committee to review the performance of the CEO.

As directors continue to have increasingly more oversight responsibilities, the Company believes it is beneficial to have an independent Chairman whose sole responsibility is leading the Board, leaving the CEO's main focus on the Company's business goals and promoting both short-term and long-term growth.

Pursuant to the Code of Regulations and the Company's corporate governance guidelines, the Board determines the leadership structure of the Company. As part of the Board's annual self-evaluation process, the Board evaluates the Company's leadership structure to ensure that it provides the optimal structure for the Company and shareholders. At this time, the Board believes the current leadership structure, with Mr. Seymour serving as CEO and Mr. Henderson serving as Chairman of the Board, is the most advantageous for the Company. However, the Board recognizes that there is no single, generally accepted approach to providing corporate leadership, and the Company's leadership structure may change in the future as circumstances warrant.

Board Role in Risk Oversight

Management has the primary responsibility for identifying and managing the risks facing the Company, subject to the oversight of the Board. The Board strives to effectively oversee the Company's enterprise-wide risk management in a way that balances managing risks while enhancing the long-term value of the Company for the benefit of the shareholders. The Board of Directors understands that its focus on effective risk oversight is critical to setting the Company's tone and culture towards effective risk management. To administer its oversight function, the Board seeks to understand the Company's risk philosophy by having discussions with management to establish a mutual understanding of the Company's overall appetite for risk. The Company's Board of Directors maintains an active dialogue with management about existing risk management processes and how management identifies, assesses and manages the Company's most significant risk exposures. The Company's Board receives frequent updates from management about the Company's most significant risks so as to enable it to evaluate whether management is responding appropriately.

The Board of Directors relies on each of its committees to help oversee the risk management responsibilities relating to the functions performed by such committees. The Audit Committee periodically discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. The Organization & Compensation Committee helps the Board to identify the Company's exposure to any risks potentially created by our compensation programs and practices. The Corporate Governance & Nominating Committee oversees risks relating to the Company's corporate compliance programs and assists the Board and management in promoting an organizational culture that encourages commitment to ethical conduct and a commitment to compliance with the law. Each of these committees is required to regularly report on its actions and to make recommendations to the Board, including recommendations to assist the

Board with its overall risk oversight function. The Board retains oversight responsibility for all subject matters not specifically assigned to a committee, including risks presented by the Company's business strategy, competition, regulation, general industry trends, and capital structure.

Determination of Independence of Directors

The Board has determined that to be considered independent, a Director may not have a direct or indirect material relationship with the Company. A material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a Director's exercise of critical and disinterested judgment on behalf of the Company and its shareholders. In making its assessment of independence, the Board considers any and all material relationships not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has or has had an affiliation, or those relationships which may be material, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. The Board also considers whether a Director was an employee of the Company within the last five years. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent" Director, including those set forth in pertinent listing standards of the NYSE as in effect from time to time. The NYSE's listing standards require that all listed companies have a majority of independent directors. For a director to be "independent" under the NYSE listing standards, the board of directors of a listed company must affirmatively determine that the director has no material relationship with the company, or its subsidiaries or affiliates, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company or its subsidiaries or affiliates. In accordance with the NYSE listing standards, the Board has affirmatively determined that each of the Board's nominees, other than Mr. Seymour, have no material relationships with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

To determine the independence of its Directors, the Company examined the following NYSE listing standards, which provide that a director is not independent if:

- the director is, or has been within the last three years, an employee of the listed Company, or an immediate family member is, or has been within the last three years, an executive officer of the listed Company;
- the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- (a) the director is a current partner or employee of a firm that is the listed Company's internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the listed Company's audit; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time;
- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed Company's present executive officers at the same time serves or served on that company's compensation committee; or
- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to or received payments from, the listed Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other listed Company's consolidated gross revenues.

Each of the Board's nominees, other than Mr. Seymour, has been determined to be "independent" by the NYSE listing standards.

Board Committees

The Board maintains three standing committees: the Audit Committee; the Corporate Governance & Nominating Committee; and the Organization & Compensation Committee. In addition, non-standing committees include the Pricing Committee, the Authorization Committee, and the Benefits Management Committee. Assignments to, and chairs of, the committees are recommended by the Corporate Governance & Nominating Committee and approved by the Board. All committees report on their activities to the Board. Each standing committee operates under a charter approved by the Board. The charters for each of the standing committees are posted on the Company's web site at *www.GenCorp.com* and are available in print to any shareholder or interested party who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742.

The following table provides the membership and total number of meetings held by each standing committee of the Board in fiscal year 2012:

Name	Audit	Corporate Governance & Nominating	Organization & Compensation
Thomas A. Corcoran			X
James R. Henderson		X*	
Warren G. Lichtenstein			X
David A. Lorber	X		X*
James H. Perry	X*		X
Scott J. Seymour			
Martin Turchin	X	X	
Robert C. Woods	X	X	
Total meetings in fiscal year 2012	7	2	6

* Committee Chairman

The Audit Committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements under the NYSE listing standards. The Board has also determined that Mr. Perry is an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee reviews and evaluates the scope of the audits to be performed by, the adequacy of services performed by, and the fees and compensation of, the independent auditors. The Audit Committee also reviews the Company's audited financial statements with management and with the Company's independent auditors and recommends to the Board to include the audited financial statements in the Annual Report on Form 10-K; approves in advance all audit and permitted non-audit services to be provided by the independent auditors; reviews and considers matters that may have a bearing upon continuing audit or independence; prepares the report of the Audit Committee to be included in the Company's Proxy Statement; appoints the independent auditors to examine the consolidated financial statements of the Company; reviews and evaluates the scope and appropriateness of the Company's internal audit function, internal audit plans and system of internal controls; reviews and evaluates the appropriateness of the Company's selection or application of accounting principles and practices and financial reporting; receives periodic reports from the internal audit and law departments; and reviews and oversees the Company's compliance with legal and regulatory requirements.

The Corporate Governance & Nominating Committee periodically reviews and makes recommendations to the Board concerning the criteria for selection and retention of Directors, the composition of the Board (including the Chairman of the Board), the structure and function of Board committees, and the retirement policy of Directors. The Corporate Governance & Nominating Committee also assists in identifying, and recommends to the Board, qualified candidates to serve as Directors of the Company and considers and makes recommendations to the Board concerning Director nominations submitted by shareholders. The Corporate Governance & Nominating Committee also periodically reviews and advises the Board regarding significant matters of public policy, including proposed actions by foreign and domestic governments that may significantly affect the Company; reviews and advises the Board regarding adoption or amendment of major Company policies and programs relating to matters of public policy; monitors the proposed adoption or amendment of significant environmental legislation and regulations and advises the Board regarding the impact such proposals may have upon the Company and, where appropriate, the nature of the Company's response thereto; periodically reviews and advises the Board regarding the status of the Company's environmental policies and performance under its environmental compliance programs; and periodically reviews and reports to the Board regarding the status of, and estimated liabilities for, environmental remediation. The Board has determined that each member of the Corporate Governance & Nominating Committee meets all applicable independence requirements under the NYSE listing standards.

The Organization & Compensation Committee advises and recommends to the independent Directors the total compensation of the President and CEO. The Organization & Compensation Committee delegated to the President and CEO, the final authority to establish the 2012 base salaries of the other executives of the Company within limits previously reviewed by the Organization & Compensation Committee with the President and CEO. The Organization & Compensation Committee also administers the Company's deferred compensation plan and the GenCorp Amended and Restated 2009 Equity and Performance Incentive Plan (the "2009 Incentive Plan"). The Organization & Compensation Committee periodically reviews the organization of the Company and its management, including major changes in the organization of the Company and the responsibility of management as proposed by the CEO; monitors executive development and succession planning; reviews the effectiveness and performance of senior management and makes recommendations to the Board concerning the appointment and removal of officers; periodically reviews the compensation philosophy, policies and practices of the Company and makes recommendations to the Board concerning major changes, as appropriate; annually reviews changes in the Company's employee benefit, savings and retirement plans and reports thereon to the Board; and approves, and in some cases recommends to the Board for approval, the compensation of officers, and executives of the Company. The Organization & Compensation Committee also reviews and makes recommendations to the Board regarding the compensation and benefits for Directors. The Board has determined that each member of the Organization & Compensation Committee meets all applicable independence requirements under the NYSE and SEC listing standards. In making its determination, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of an Organization & Compensation Committee member, including but not limited to, (i) the source of the director's compensation, including any consulting, advisory or other compensatory fees paid by the Company; and (ii) whether the director has an affiliate relationship with the Company.

From time to time, the Board forms special committees to address specific matters.

Director Nominations

The Corporate Governance & Nominating Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Governance & Nominating Committee, the Board, management and shareholders. The Corporate Governance & Nominating Committee also may retain the services of a consultant to assist in identifying candidates. The Corporate Governance & Nominating Committee will consider nominations submitted by shareholders. A shareholder who would like to recommend a nominee should write to the Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742. Any such recommendation must include (i) the name and address of the candidate; (ii) a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate; and (iii) the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Such nominations must be received by the Chairman of the Corporate Governance & Nominating Committee no later than December 1st immediately preceding the date of the annual meeting of shareholders at which the nominee is to be considered for election. Since the date of the Company's 2012 Proxy Statement, there have been no material changes to the procedures by which shareholders of the Company may recommend nominees to the Board.

The Corporate Governance & Nominating Committee seeks to create a Board that is, as a whole, strong in its collective knowledge and diversity of skills and experience and background with respect to accounting and finance, management and leadership, business judgment, industry knowledge and corporate governance. Although the Corporate Governance & Nominating Committee does not have a formal diversity policy relating to the identification and evaluation of nominees, the Corporate Governance & Nominating Committee, in addition to reviewing a candidate's qualifications and experience in light of the needs of the Board and the Company at that time, reviews candidates in the context of the current composition of the Board and the evolving needs of the Company's businesses.

Communications with Directors

Shareholders and other interested parties may communicate with the Board or individual Directors by mail addressed to: Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, 2001 Aerojet Road, Rancho Cordova, California 95742. The Secretary may initially review communications to the Board or individual Directors and transmit a summary to the Board or individual Directors, but has discretion to exclude from transmittal any communications that are, in the reasonable judgment of the Secretary, inappropriate for submission to the intended recipient(s). Examples of communications that would be considered inappropriate for submission to the Board or a Director include, without limitation, customer complaints, solicitations, commercial advertisements, communications that do not relate directly or indirectly to the Company's business or communications that relate to improper or irrelevant topics.

Compensation Committee Interlocks and Insider Participation

The Organization & Compensation Committee is composed entirely of non-employee independent Directors. As of November 30, 2012, the members of the Organization & Compensation Committee included David A. Lorber (Chairman), Thomas A. Corcoran, Warren G. Lichtenstein and James H. Perry. All non-employee independent Directors participate in decisions regarding the compensation of the President and CEO. None of the Company's executive officers serve as a member of the Board or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's Organization & Compensation Committee. In addition, none of the Company's executive officers serve as a member of the Organization & Compensation Committee of any entity that has one or more of its executive officers serving as a member of the Company's Board.

Director Compensation

The compensation of the Company's non-employee Directors is determined by the Board upon the recommendations made by the Organization & Compensation Committee. The current Director compensation program was implemented by the Company in 2010 after evaluation of the recommendations by Hay Group, Inc. ("Hay Group") who was retained by the Organization & Compensation Committee as outside consultants to assess the overall compensation structure for its non-employee Directors. Specifically, the Organization & Compensation Committee requested Hay Group to measure the Company's director compensation (in total and by pay component) against similarly sized U.S. companies in the aerospace/defense industry based on information disclosed in recent SEC filings, and in the broader general industry, using both proprietary compensation surveys and its knowledge of industry practices. The compensation program was re-evaluated in 2011 and determined to be competitive with the current market. The Director compensation program is more fully described below.

Annual Retainer Fees

Under our Director compensation program effective beginning on April 2010, and for the Company's most recently ended fiscal year, each non-employee Director will receive an annual retainer fee of $55,000, with the exception of the Chairman of the Board who receives an annual retainer fee of $110,000. Each non-employee Director will receive $5,000 for service on a standing or long-term special committee of the Board and $3,250 for service on a limited-purpose special committee of the Board. Non-employee Directors who served as Chairman of the Organization & Compensation Committee or Corporate Governance & Nominating Committee will receive an additional annual fee of $10,000 and the Chairman of the Audit Committee will receive an additional $15,000. Non-employee Directors who attend Board meetings in excess of six meetings between any two annual meetings of shareholders will receive $2,000 per each additional Board meeting and non-employee Directors who attend meetings of any single standing or long-term special committee meetings held in excess of six meetings between any two annual meetings of shareholders will receive $1,500 per each additional committee meeting. The annual cash compensation for each non-employee Director serving as a Manager on the Board of Managers of Easton Development Company, LLC is $15,000.

Non-Employee Directors are given a choice to receive all such Director fees in cash or receiving all or part, but no less than 50%, of such fees in the form of fully vested Company Common Stock, calculated based on the closing price of the Common Stock as reported in the NYSE Composite Transactions (or if such information in such source is unavailable, a source providing similar information selected by the Company) as of the applicable Director pay date, pursuant to the 2009 Incentive Plan. If a non-employee Director elects for any year to receive all or a portion of such fees in the form of fully-vested Common Stock, an additional grant of restricted shares of Common Stock will be given equal in value to 50% of the amount of fees paid in fully-vested Common Stock vesting on the earlier of the Director's retirement from service from the Board or one year from the date of grant.

Equity Grants

In March 2012, each non-employee Director received $75,000 worth of equity compensation, with the exception of the Chairman of the Board, who received $95,000 worth of equity compensation pursuant to the 2009 Incentive Plan. This grant consisted of 2,749 restricted shares of Common Stock and 13,619 Stock Appreciation Rights ("SARs") for non-employee Directors other than the Chairman of the Board, who received 3,482 restricted shares of Common Stock and 17,251 SARs. These awards vest in 50% increments on the six-month and twelve-month anniversary of the grant date. Non-Employee Directors also receive a one-time award of 500 restricted shares of Common Stock as part of their initial election to the Board. All restricted shares of Common Stock may be voted, but ownership may not transfer until such shares are vested. Unless otherwise approved by the Board, unvested shares will be forfeited in the event of a voluntary resignation or refusal to stand for re-election. The SARs have a seven-year term under the 2009 Incentive Plan.

Equity Ownership Guidelines for Non-employee Directors

In October 2007, the Board adopted equity ownership guidelines under which non-employee Directors are required to own equity in the Company in an amount equal to $150,000. In calculating the amount of equity owned by a Director, the Board looks at the value of Common Stock owned by such Director (restricted stock and stock owned outright), the value of any phantom stock owned by such Director as part of the Deferred Compensation Plan for Non-Employee Directors, if any and the value of any vested "in the money" options or SARs (i.e. market value of Company stock in excess of the strike price for the stock option or SAR). Directors have five years from the later of October 2007 or the date of their election to the Board to meet the thresholds set forth in these equity ownership guidelines. The Board routinely reviews these guidelines and considers adjustments when appropriate, including adjustments for material fluctuations in the Company's stock price. The following table shows the current status of equity ownership for each non-employee Director as of December 31, 2012.

Name	Value of Equity Ownership*	Date of Election	Years as a Director
Thomas A. Corcoran	$ 823,156	09/24/08	4.3
James R. Henderson	1,641,882	03/05/08	4.9
Warren G. Lichtenstein	1,011,952	03/05/08	4.9
David A. Lorber	1,109,542	03/31/06	6.9
James H. Perry	1,115,603	05/16/08	4.7
Martin Turchin	1,111,906	03/05/08	4.9
Robert C. Woods	693,409	03/31/06	6.9

* Value is based on the stock price on December 31, 2012 of $9.15.

Other

The GenCorp Foundation matches employee and Director gifts to accredited, non-profit colleges, universities, secondary and elementary public or private schools located in the United States. Gifts made were matched dollar for dollar up to $3,000 per calendar year.

Non-employee Directors may also elect to participate in the same health benefits programs at the same cost as offered to all of the Company's employees. Three Directors participated in this plan in fiscal 2012. The Company also reimburses Directors for reasonable travel and other expenses incurred in attending Board and Committee meetings.

2012 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation earned or paid to each non-employee Director who served on the Board of Directors in fiscal year 2012. Employee Directors are not compensated for services as a director.

Name	Fees Earned or Paid ($)(1)	Stock Awards ($)(2)(3)	Option/SARs Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Thomas A. Corcoran	$ 70,993	$ 54,245	$ 56,249	$ 3,000	$ 184,487
James R. Henderson	148,990	98,239	71,250	—	318,479
Warren G. Lichtenstein	75,992	56,742	56,249	—	188,983
David A. Lorber	86,993	62,245	56,249	—	205,487
James H. Perry	88,991	63,241	56,249	—	208,481
Martin Turchin	85,993	40,244	56,249	3,000	185,486
Robert C. Woods	68,988	53,243	56,249	—	178,480

(1) The amounts reported in this column for each non-employee Director reflect the dollar amount of the Board and Committee fees paid in fiscal year 2012. Non-employee Directors have a choice to receive all or a portion of their director fees in fully vested Common Stock of the Company, in which the number of shares is determined by the closing price of the Common Stock as of the applicable pay date. If a Director elects to receive fees in Common Stock, an additional grant of restricted shares of Common Stock are given in an amount equal in value to 50% of the amount of fees paid in fully vested Common Stock. This additional grant is reported in the "Stock Awards" column. The following table shows director fees that were paid in fully vested Common Stock in fiscal year 2012.

Pay Date		Thomas A. Corcoran	James R. Henderson	Warren G. Lichtenstein	David A. Lorber	James H. Perry	Martin Turchin	Robert C. Woods
01-17-12	Stock Awards (#)	2,560	5,121	2,560	2,560	2,560	1,280	2,560
01-17-12	Grant Date Fair Value	$ 13,747	$ 27,500	$ 13,747	$ 13,747	$ 13,747	$ 6,874	$ 13,747
04-16-12	Stock Awards (#)	4,362	9,750	5,095	6,708	7,001	3,280	4,068
04-16-12	Grant Date Fair Value	$ 29,749	$ 66,495	$ 34,748	$ 45,749	$ 47,747	$ 22,370	$ 27,744
07-16-12	Stock Awards (#)	2,052	4,104	2,052	2,052	2,052	1,026	2,052
07-16-12	Grant Date Fair Value	$ 13,748	$ 27,497	$ 13,748	$ 13,748	$ 13,748	$ 6,874	$ 13,748
10-15-12	Stock Awards (#)	1,488	2,976	1,488	1,488	1,488	744	1,488
10-15-12	Grant Date Fair Value	$ 13,749	$ 27,498	$ 13,749	$ 13,749	$ 13,749	$ 6,875	$ 13,749

(2) The amounts reported in these columns for each non-employee Director reflect the grant date fair value of stock awards given in fiscal year 2012. A description of these awards can be found under the section entitled *Long-Term Incentives (Equity-Based Compensation)* on page 35. A discussion of the assumptions used in calculating these values may be found in Note 9(c) in the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2012.

The following table shows each grant of restricted stock and SARs granted during fiscal year 2012 to each non-employee Director who served as a Director in fiscal year 2012, and the aggregate grant date fair value for each award.

Name	Grant Date	Stock Awards (#)	SARs Awards (#)	Grant Date Fair Value ($)
Thomas A. Corcoran	01-17-12	1,280[(A)]		$ 6,874
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	2,181[(A)]		14,874
	07-16-12	1,026[(A)]		6,874
	10-15-12	744[(A)]		6,875
James R. Henderson	01-17-12	2,560[(A)]		13,747
	03-28-12		17,251[(B)]	71,250
	03-28-12	3,482[(B)]		23,747
	04-16-12	4,875[(A)]		33,248
	07-16-12	2,052[(A)]		13,748
	10-15-12	1,488[(A)]		13,749
Warren G. Lichtenstein	01-17-12	1,280[(A)]		6,874
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	2,547[(A)]		17,371
	07-16-12	1,026[(A)]		6,874
	10-15-12	744[(A)]		6,875
David A. Lorber	01-17-12	1,280[(A)]		6,874
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	3,354[(A)]		22,874
	07-16-12	1,026[(A)]		6,874
	10-15-12	744[(A)]		6,875
James H. Perry	01-17-12	1,280[(A)]		6,874
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	3,500[(A)]		23,870
	07-16-12	1,026[(A)]		6,874
	10-15-12	744[(A)]		6,875
Martin Turchin	01-17-12	640[(A)]		3,437
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	1,640[(A)]		11,185
	07-16-12	513[(A)]		3,437
	10-15-12	372[(A)]		3,437
Robert C. Woods	01-17-12	1,280[(A)]		6,874
	03-28-12		13,619[(B)]	56,249
	03-28-12	2,749[(B)]		18,748
	04-16-12	2,034[(A)]		13,872
	07-16-12	1,026[(A)]		6,874
	10-15-12	744[(A)]		6,875

(A) These shares vest on the earlier of the Director's retirement from the Board or the one year anniversary of the grant date.

(B) These equity awards vest in 50% increments on the six-month and twelve-month anniversary of the grant date.

(3) The following table shows the amount of outstanding and unexercised SARs awards and unvested stock awards as of November 30, 2012 for each non-employee Director who served as a Director in fiscal year 2012. No Director held stock options as of November 30, 2012.

Name	Unvested Stock Awards	Outstanding and Unexercised SARs
Thomas A. Corcoran	23,729	77,552
James R. Henderson	29,839	117,763
Warren G. Lichtenstein	24,095	92,552
David A. Lorber	24,902	97,552
James H. Perry	25,048	92,552
Martin Turchin	21,663	92,552
Robert C. Woods	23,582	97,552

(4) All Other Compensation includes matching donations made by the GenCorp Foundation for gifts made in fiscal year 2012.

Security Ownership of Officers and Directors

The following table lists share ownership of Common Stock by the Company's current Directors, nominees and the Named Executive Officers, as well as the number of shares beneficially owned by all of the current Directors and executive officers as a group. Unless otherwise indicated, share ownership is direct. Amounts owned reflect ownership as of February 6, 2013.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class
Directors		
Thomas A. Corcoran(3)	61,842	*
James R. Henderson	143,221	*
Warren G. Lichtenstein	81,718	*
David A. Lorber	92,823	*
James H. Perry	93,046	*
Martin Turchin(4)	92,642	*
Robert C. Woods	47,344	*
Nominees		
Merrill A. McPeak	0	*
Executive Officers		
Scott J. Seymour(5)	645,072	1.07%
Kathleen E. Redd(6)	209,092	*
Richard W. Bregard	56,310	*
Warren M. Boley, Jr.	70,000	*
Christopher C. Cambria	32,386	*
All Current Directors, nominees and Executive Officers as a group (13 persons)	1,625,496	2.68%

* Less than 1.0%

(1) Includes restricted shares granted under the 1999 Equity and Performance Incentive Plan, the 2009 Incentive Plan, and shares owned outright. The number of shares beneficially owned by a current officer of the Company includes shares credited in the GenCorp Retirement Savings Plan as of January 31, 2013.

(2) Includes shares issuable upon the exercise of stock options that may be exercised within 60 days after February 6, 2013 as follows: Mr. Seymour (held in the Scott J. Seymour, Trustee of the Scott J. Seymour Equity Trust dated December 23, 2012 — 288,697; Ms. Redd — 103,971; and Mr. Bregard — 10,500; and all current executive officers as a group — 403,168 shares. No Director held outstanding stock options.

(3) Includes 38,693 shares held in the Thomas A. Corcoran TTEE U/A DTD 07/16/2001.

(4) 7,500 shares are held in the name of Martin Turchin IRA Rollover, 3,000 shares are held in the name of Peter Turchin Trust, 1,000 shares are held in the name of Coulter Turchin Trust, and 1,000 shares are held in the name of Tyler Turchin Trust.

(5) 40,000 common shares are held in the Scott J. Seymour and Kathleen Goette Seymour Family Trust and 80,000 common shares and 100,000 stock options are held in the Scott J. Seymour, Trustee of the Scott J. Seymour Equity Trust dated December 23, 2012.

(6) 20,795 shares are held through the Paul Kingsley Redd and Kathleen Ellen Redd Revocable Trust.

Code of Ethics and Corporate Governance Guidelines

The Company has adopted a code of ethics known as the Code of Business Conduct that applies to the Company's employees including the principal executive officer and principal financial officer. Amendments to the Code of Business Conduct and any grant of a waiver from the provision of the Code of Business Conduct requiring disclosure under applicable SEC rules will be disclosed on the Company's website at *www.GenCorp.com.* Copies of the Code of Business Conduct and the Company's Corporate Governance Guidelines are also available on the Company's web site (copies are available in print to any shareholder or other interested person who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742).

Related Person Transaction Policy

The Company has a written policy for the review of transactions in which the Company is a participant, the amount exceeds the lesser of $120,000 or 1% of the average of the Company's total assets at year end for the last two completed fiscal years, and in which any of the Company's Directors or executive officers, or their immediate family members, had a direct or indirect material interest (a "Related Party Transaction"). Any such Related Party Transaction was to be for the benefit of the Company and upon terms no less favorable to the Company than if the Related Party Transaction was to an unrelated party. The Company's Board is responsible for approving any such transactions and the Company's CEO is responsible for maintaining a list of all existing Related Party Transactions.

On September 9, 2011, the Company repurchased $15.5 million principal amount of its 2¼% convertible subordinated debentures from SPH Group Holdings LLC for an aggregate purchase price of $15,438,000, plus brokerage commissions and accrued and unpaid interest, which was a Related Party Transaction. A member of the Company's Board of Directors, Mr. Lichtenstein, is the Chairman and CEO of the manager of SPH Group Holdings LLC. There were no Related Party Transactions in fiscal year 2012, nor are there any currently proposed Related Party Transactions.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of (i) the quality and integrity of the Company's financial statements, (ii) the performance of the Company's financial reporting process, internal control system, internal audit function, (iii) the Company's compliance with legal and regulatory requirements, all areas for which management has the primary responsibility, and (iv) the independent auditor's performance, qualifications and independence. The Audit Committee manages the Company's relationship with its independent auditors, who report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties, with funding from the Company for such advice and assistance. Management is primarily responsible for establishing and maintaining the Company's system of internal controls and preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed the Company's financial statements with PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with GAAP, and discussed such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards Vol. 1, AU Section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T. PwC also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and the Audit Committee discussed with PwC their independence from management and the Company.

The Audit Committee also reviewed with management and the independent auditors the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and quarterly reports.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee also received PwC's report on the Company's internal controls over financial reporting. The Company outlined these reports in its Annual Report on Form 10-K for the fiscal year ended November 30, 2012.

The Audit Committee met seven times during fiscal year 2012.

In reliance on the reviews and discussions referred to in the foregoing paragraphs, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2012 for filing with the SEC. The Audit Committee appointed PwC as the Company's independent registered public accounting firm for fiscal year 2013.

Submitted by the Audit Committee,

James H. Perry, Chairman
David A. Lorber
Martin Turchin
Robert C. Woods

January 29, 2013

ORGANIZATION & COMPENSATION COMMITTEE REPORT

The Organization & Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Organization & Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's 2012 Annual Report on Form 10-K. The Board has approved that recommendation.

The Organization & Compensation Committee met six times during fiscal year 2012.

Submitted by the Organization & Compensation Committee,

David A. Lorber, Chairman
Thomas A. Corcoran
Warren G. Lichtenstein
James H. Perry

January 30, 2013

EXECUTIVE OFFICERS OF THE REGISTRANT

The following information is given as of December 31, 2012.

Name	Title	Other Business Experience	Age
Scott J. Seymour	President and Chief Executive Officer of the Company (since January 2010)	President of Aerojet-General Corporation ("Aerojet") January 2010 — August 2012; Consultant to Northrop Grumman Corporation ("Northrop") March 2008 — January 2010; Corporate Vice President and President of Integrated Systems Sector of Northrop 2002 — March 2008; Vice President, Air Combat Systems of Northrop 1998 — 2001; Vice President and B-2 Program Manager of Northrop 1996 — 1998; and Vice President, Palmdale Operations, of Northrop 1993 — 1996.	62
Kathleen E. Redd	Vice President, Chief Financial Officer (since January 2009), and Assistant Secretary of the Company (since March 2012)	Secretary January 2009 — March 2012; Vice President, Controller and Acting Chief Financial Officer September 2008 — January 2009; Vice President, Finance 2006 — 2008; Assistant Corporate Controller, 2002 — 2006; Acting Vice President Controller GDX Automotive, 2003 — 2004 (concurrent with Assistant Corporate Controller position during divestiture activities); Vice President, Finance, for Grass Valley Group, 2001 — 2002; Vice President, Finance for JOMED, Inc., 2000 — 2001; Controller for EndoSonics Corporation, 1996 — 2000.	51

Name	Title	Other Business Experience	Age
Warren M. Boley, Jr.	President, Aerojet (since August 2012)	Chief Operating Officer, Boley Tool & Machine Works May 2011 — August 2012; Corporate Director, Boley Tool & Machine Works 1991 — present; President, Military Engines Division, United Technologies Corporation, Pratt & Whitney Business Unit ("Pratt & Whitney") April 2010 — May 2011; Vice President — F135/F119 Engine Programs, Pratt & Whitney April 2009 — April 2010; Vice President, Operational Military Engines and Customer Support, Pratt& Whitney September 2007 — April 2009; Vice President Operational Military Engines, Pratt & Whitney March 2003 — September 2007.	50
Richard W. Bregard	Deputy to the President, Aerojet (since June 2010)	Vice President, Defense Programs 2007 — 2010; Executive Director, Missile Defense Programs 2004 — 2007, Director of Smart Weapons at Northrop 2002 — 2004, Director of Smart Weapons at Aerojet 1998 — 2002, Director of Tactical Systems at Nichols Research 1997 — 1998, prior to 1997, U.S. Army Defense Systems Acquisitions.	70
Christopher C. Cambria	Vice President, General Counsel (since September 2011), and Secretary of the Company (since March 2012)	Self-employed legal consultant 2010 — 2011. Senior Vice President and Senior Counsel, Mergers and Acquisitions for L-3 Communications Holdings 2006 — 2009; Senior Vice President, Secretary and General Counsel 2001 — 2006; and Vice President, General Counsel and Secretary 1997 — 2001. Associate with Fried, Frank, Harris, Shriver & Jacobson 1994 — 1997. Associate with Cravath, Swaine & Moore 1986 — 1993.	54

The Company's executive officers generally hold terms of office of one year and/or until their successors are elected and serve at the discretion of the Board.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our compensation program is designed to support our business goals and promote both short-term and long-term growth. In this section of the Proxy Statement, we explain how our compensation program is designed and operates with respect to our Named Executive Officers. The 2012 compensation program covered our President and CEO, Vice President, CFO and Assistant Secretary, and the Named Executive Officers who were officers as of the end of fiscal year 2012. The 2012 compensation program also covered other key employees of the Company.

We have designed our executive compensation program, under the direction of the Organization & Compensation Committee of our Board, to attract and retain highly qualified executive officers and directly link pay to performance. The Company's strategic goals include improving the Company's financial performance. Accordingly, as discussed in more detail below, the Organization & Compensation Committee set performance targets for annual cash incentives for 2012 for our officers related to contract profit, cash flow, contract awards, and certain other goals that include individual performance and accomplishments of each executive.

The objectives of our compensation program are as follows:

- Performance Incentives — provides a compensation structure under which a meaningful portion of total compensation is based on achievement of performance goals;
- Competitive Compensation — provides compensation that is competitive with compensation for executive officers providing comparable services, taking into account our size and complexity and the markets we serve;
- Retention Incentives — provides incentives for long-term continued employment with the Company or incentives for certain critical talent to achieve key short-term strategic initiatives; and
- Stakeholder Incentives — promotes an ownership interest that aligns management and shareholders. In this regard, the Organization & Compensation Committee approved share ownership guidelines that apply to our Named Executive Officers, where over a period of time, each Named Executive Officer is expected to own shares of our Common Stock equal in total market value to a designated multiple of such executive officer's annual salary.

Administration of the Executive Compensation Program

The Organization & Compensation Committee determines most matters of executive compensation and benefits, although the committee has delegated to the President and CEO the final authority to establish base salaries of the Named Executive Officers of the Company other than himself. Our President and CEO, our Deputy to the President, Aerojet, our Vice President, CFO and Assistant Secretary, and our Vice President, Human Resources provided input to the Organization & Compensation Committee with respect to the 2012 compensation program. The Organization & Compensation Committee advises and makes compensation recommendations to the independent members of the Board with respect to compensation for the President and CEO.

In assessing competitive overall compensation, the Organization & Compensation Committee engages, from time to time, independent outside consulting firms to aid in the review and evaluation of the total compensation provided to the Named Executive Officers. Since fiscal 2010, the Company retained Hay Group to review the design of the Company's annual and long-term incentive programs and to assist in developing an executive compensation structure that was based on the internal hierarchy of jobs and aligned with external market practices. In performing its duties, Hay Group worked with senior management and the Chairman of the Organization & Compensation Committee to understand the Company's business strategy, the competitive market for talent, and the accountabilities of the executives and perceptions of the Company's current compensation programs. Hay Group was also instructed to develop an executive compensation comparator group of publicly traded companies in the aerospace/defense industry. Based on the information presented by Hay Group and input from our Vice President, CFO and Assistant Secretary, and our Vice President, Human Resources, the Organization & Compensation Committee and the President and CEO exercised its business judgment as to setting base salaries and incentive compensation levels for the Named Executive Officers.

Independent Executive Compensation Consultant's Role

The Organization & Compensation Committee retains Hay Group to provide objective analysis, advice and information to the Organization & Compensation Committee, including competitive market data and compensation recommendations related to the President and CEO and other senior executives. Hay Group served as the independent executive compensation consultant to the Organization & Compensation Committee during fiscal year 2012. The executive compensation consultant reports to the Chairman of the Organization & Compensation Committee and has direct access to the other members of the Organization & Compensation Committee as well as senior management. The total fees for the services provided by the Hay Group to the Company and paid in fiscal year 2012 were $154,591.

In addition to the compensation services provided by Hay Group to the Organization & Compensation Committee, Hay Group provided certain services to the Company at the request of management consisting of advice relating to the design of the Company's broad-based employee annual incentive plans. The Company paid $24,194 to Hay Group in fiscal year 2012 for such services which is included in the $154,591 total disclosed in the previous paragraph. The Organization & Compensation Committee believes that, given the nature and scope of these additional services, these additional services did not raise a conflict of interest and did not impair Hay Group's ability to provide independent advice to the Organization & Compensation Committee concerning executive compensation matters.

In making the overall determination of Hay Group and Hay Group's lead advisor to the Organization & Compensation Committee independence, the Organization & Compensation Committee considered, among other things, the following factors: (i) the types of non-executive compensation consulting services provided by Hay Group to the Company, (ii) the amount of fees for executive and non-executive compensation consulting services, noting in particular that such fees are negligible when considered in the context of Hay Group's total revenues for the period, (iii) Hay Group's policies and procedures concerning conflicts of interest, (iv) there are no other business or personal relationships between members of the Organization & Compensation Committee and Hay Group's lead advisor to the Company, (v) the lead Hay Group advisor who provides executive and non-executive compensation consulting services to the Company does not own any GenCorp common stock, and has agreed not to purchase any such stock so long as Hay Group and the lead advisor is engaged to provide executive compensation advisory services to the Organization & Compensation Committee (any Company stock held or managed through a third party (e.g., qualified retirement benefit plan and mutual fund) in which the lead advisor has an interest is not considered stock owned by the adviser for purposes of this sentence), (vi) there are no other business or personal relationships between the Company's executives and the lead Hay Group advisor, and (vii) any other factors relevant to the independence of the executive compensation consultant.

The decisions made by the Organization & Compensation Committee are the responsibility of the Organization & Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hay Group.

In fiscal 2011, the Company retained Hay Group to provide ad hoc consulting related to executive compensation. The total fees for the services provided by Hay Group to the Company in fiscal year 2011 were $26,846.

Say-on-Pay

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company began providing our shareholders with the opportunity to cast an advisory vote regarding the compensation of our Named Executive Officers. At the 2012 Annual Meeting of Shareholders of GenCorp Inc. held on March 28, 2012, more than 93% of the votes cast (excluding those who abstained or were broker non-votes) were in favor of the Company's executive compensation program. After considering the outcome of this advisory vote, the Organization & Compensation Committee determined that no changes to our compensation policies were necessary.

Consideration of Competitive Market Data Regarding Executive Compensation

The Organization & Compensation Committee and the President and CEO used the results of the compensation study completed by Hay Group in fiscal year 2010 and updated in 2012 to determine pay for 2012. The Organization & Compensation Committee and the President and CEO set base salaries, target annual cash incentive levels and target annual long-term incentive award values generally at the 50th percentile of competitive market levels for comparable aerospace/defense companies. This approach was the starting point of the analysis, then adjustments were made to some executives' target compensation to reflect other factors such as the executive's experience, breadth of responsibilities, tenure in the position, overall individual performance, and the Company's performance overall.

The study conducted by Hay Group in fiscal year 2010 compared total executive compensation against similarly sized U.S. companies in the aerospace/defense industry and in the broader general industry, using data from Hay Group's Executive Compensation Survey, the Mercer Human Resource Consulting's US Mercer Benchmark Database, and the Pearl Meyer & Partners (ChiPS) Executive and Senior Management Total Compensation Survey. In addition, Hay Group was instructed to develop an executive compensation comparator group of publicly traded companies in the aerospace/defense industry. In selecting the comparator group, Hay Group considered companies with revenues of approximately one-half to two times the Company's revenues and companies in the aerospace and defense industry, excluding those that were exclusively focused on services. The purpose of the comparator group was to compare target and actual compensation levels of the Company's President and CEO and Vice President, CFO and Assistant Secretary, to the Named Executive Officers of the comparator group.

The comparator group was comprised of the following companies:

- BE Aerospace, Inc.
- MOOG Inc.
- Curtiss Wright Corp.
- Teledyne Technologies Incorporated.
- Esterline Technologies Corp.
- AAR Corp.
- Triumph Group, Inc.
- Orbital Sciences Corp.
- Hexcel Corp.
- Transdigm Group Inc.
- Heico Corp.
- Ducommun Inc.
- Ceradyne, Inc.
- Ladish Co., Inc.
- Kratos Defense & Security Solutions, Inc.
- Argon ST, Inc.

To ensure year over year consistency of comparisons to market, Hay Group used the same peer group established in 2010 listed above and collected the most recent competitive data from proxy filings to guide our pay decisions for this fiscal year. We note that Argon ST, Inc. was acquired by the Boeing Company and were not included in the most recent analysis. In addition to publicly disclosed data from proxy filings for the above peer group, we collected market competitive data from the Hay Group General Market Executive

Compensation Database filtering for companies of like size. Mr. Seymour's targeted total direct compensation for fiscal 2012 was at the 50th percentile of the industry study and 35th percentile of the comparator group. Mr. Seymour's actual total direct compensation was at or near the 64th percentile of the industry study and the 45th percentile of the comparator group.

Ms. Redd's total compensation was benchmarked against both the comparative data included in Hay Group's broad based industry study and the comparator group, each of which were given a weighting of 66.67% and 33.33%, respectively, and blended into one comparative benchmark. Ms. Redd's targeted total direct compensation for fiscal 2012 was at the 43rd percentile of the blended comparative benchmark. Ms. Redd's actual total direct compensation was at or near the 49th percentile of the blended comparative benchmark.

Mr. Bregard's total compensation was benchmarked against the comparative data included in Hay Group's broad based industry study. For fiscal 2012, Mr. Bregard's targeted total direct compensation was at the 35th percentile of the benchmark. Mr. Bregard's actual total direct compensation was at or near the 43rd percentile of the benchmark.

Mr. Cambria's total compensation was benchmarked against the comparative data included in Hay Group's broad based industry study. For fiscal 2012, Mr. Cambria's targeted total direct compensation was at or near the 56th percentile of the benchmark. Mr. Cambria's actual total direct compensation was at or near the 63rd percentile of the benchmark.

The same peer group and market competitive data used for Mr. Seymour's compensation was used to set starting compensation for Mr. Boley. Since Mr. Boley joined the Company in July 2012, his total direct compensation consisted of a prorated compensation package pursuant to his employment offer.

Hay Group reviewed year over year changes to the proxy peer group data to further understand market movement for base, bonus and long-term incentives for comparable positions and to understand our compensation relative to market. While base salary and target incentives have remained stable year over year, Hay Group's analysis shows a much heavier use of long-term incentives both in terms of value and contribution to mix of pay. At the median, long-term incentives at the 50th percentile went from approximately 85% of base salary to 150% of base salary for the CEO position and from 85% of base salary to 105% of base salary for the CFO position across the peer group. Hay Group will continue to monitor in the coming year to determine if this is a continuing trend as they begin to advise the Company on setting compensation levels and mix for the upcoming year.

Compensation Elements

The compensation program for executive officers has historically consisted of the following principal elements:

- Base salary;
- Short-term annual cash incentive awards;
- Long-term compensation equity incentive awards, including restricted stock, stock options and cash-settled SARs; and
- In-service and post-retirement/employment benefits — pension and 401(k) savings plans, however defined benefit pension benefits were frozen effective fiscal year 2009.

The Committee believes that these elements of compensation create a flexible package that reflects the long-term nature of the Company's businesses and rewards both short and long-term performance of the Company and individual in accordance with the objectives of the compensation program. A description of these four components and related programs follows.

Base Salaries

Base salaries are used to provide a fixed amount of compensation for the executive's regular work. Base salary increases for the President and CEO must be approved by the Organization & Compensation Committee. Base salary increases for other executives of the Company must be approved by the President and CEO. Typically, the effective date of merit increases in base salaries is in April of each year. Base salary increases can also occur upon an executive's promotion. In determining the amount of any increases in salaries, the Organization & Compensation Committee and/or President and CEO (i) evaluates the executive's performance in the most recent fiscal year as well as the strategic importance of the executive to the Company, (ii) compares current cash compensation with compensation for relevant executive positions set forth in peer group benchmarking prepared by Hay Group and general market as well as industry specific compensation surveys, and (iii) takes into account the timing and amount of the last salary increase for each of the executives.

In fiscal 2012, the Organization & Compensation Committee and/or President and CEO approved an increase in base salary for certain of the Company's Named Executive Officers based on several factors, including the individual's performance, sustained levels of contribution to the Company, the amount of wage increases received over the last three years, a review of executive and senior management total compensation study conducted by Hay Group in 2010 on the Company's behalf, and with respect to Mr. Seymour and Ms. Redd, the total compensation of similarly situated executive officers included in the comparator group developed by Hay Group. Additional competitive survey data from the Aerospace and Defense industry was reviewed to determine market competitiveness. Based on the foregoing and as reflected in the Summary Compensation Table, Mr. Seymour's base salary increased 9.09%, Ms. Redd's base salary increased 5.50%, Mr. Bregard's base salary increased 5.00%, and Mr. Cambria's base salary increased 2.00%.

Annual Cash Incentive Program

The primary objective of our annual cash incentive program is to reward fiscal year performance and achievement of designated business strategic goals to provide competitive compensation to our senior management team. To those ends, the Organization & Compensation Committee sets performance targets such that total cash compensation (base salary plus annual cash incentive) will be within a competitive range of total cash compensation if performance targets are met. In addition, our senior management team has individual performance targets. The annual cash incentive program follows our "pay for performance" philosophy. If individual or business targets are met, cash incentives are paid; if minimum targets are not met, we will pay less or nothing at all. If targets are exceeded, the Organization & Compensation Committee has discretion to adjust payments to the executives. The Organization & Compensation Committee has discretion to increase, reduce or eliminate payments within the parameters of the cash incentive program.

The Organization & Compensation Committee set performance targets for the annual cash incentive program for our Named Executive Officers for fiscal year 2012. These targets consist of contract profit, cash flow, contract awards, and certain other individual goals.

The Organization & Compensation Committee approves the annual cash incentive program for the executive officers of the Company. The target annual incentive pay is established through an analysis of compensation for other relevant executive positions as noted in SEC filings for our peer group and broad-based studies, and is intended to provide a competitive level of compensation when the executives achieve their performance objectives. With the input of our President and CEO, Deputy to the President, Aerojet, Vice President, CFO and Assistant Secretary, and Vice President Human Resources, the Organization & Compensation Committee determines the following:

- sets the overall Company and performance objectives and payout ranges for the fiscal year;
- sets performance measures for the fiscal year;

- establishes a target, threshold, and maximum incentive opportunity for each executive officer; and
- measures performance and determines awards for the prior fiscal year.

Annual cash incentives are paid at the beginning of each fiscal year for the prior fiscal year's performance. Incentives paid are based upon the Organization & Compensation Committee's (with input from the President and CEO, Deputy to the President, Aerojet, Vice President, CFO and Assistant Secretary and Vice President Human Resources) assessment of actual performance (individually and Company-wide) against pre-established Company and business segment performance objectives to determine the appropriate amount payable with respect to the applicable target incentive opportunity. The Organization & Compensation Committee has discretion to increase, reduce or eliminate payments.

The Organization & Compensation Committee tailors both performance measures and targets in order to most accurately approximate success criteria for both of our business segments and the Company's performance overall. The payout levels are subject to change every year. For fiscal year 2012, our current Named Executive Officers are subject to a payout level based on their position in the Company and will receive the following percentages of their actual achievement of the performance measures set forth below:

- Scott J. Seymour, President and CEO — 125%
- Kathleen E. Redd, Vice President, CFO and Assistant Secretary — 50%
- Warren M. Boley, Jr., President, Aerojet — 60%
- Richard W. Bregard, Deputy to the President, Aerojet — 50%
- Christopher C. Cambria, Vice President, General Counsel and Secretary — 50%

The criteria used in fiscal year 2012 applicable to our Corporate Named Executive Officers including Messrs. Seymour, Cambria and Ms. Redd were the following:

Executive Targets (Dollars in millions)	Threshold Opportunity	Target Opportunity	Maximum Opportunity	Actual Performance	Actual Achievement
Contract Profit[1] • Threshold — $90.3 • Target — $102.4 • Maximum — $118.5	16.67%	25.00%	50.00%	$ 97.3	22.00%
Total Cash Flow[2] • Threshold — $25.6 • Target — $36.5 • Maximum — $48.2	16.67%	25.00%	50.00%	$ 81.6	50.00%
Contract Awards[3] • Threshold — $995.0 • Target — $1,069.0 • Maximum — $1,122.6	16.66%	25.00%	50.00%	$1,105.6	42.00%
Personal Factors[4] • Threshold — 0 x multiplier • Target — 1 x multiplier	25.00%	25.00%	25.00%		23.00% — 25.00%
Other[5] • + / - 10%	-10.00%	0.00%	10.00%		2.50% — 10.00%
Totals	65.00%	100.00%	185.00%[6]		139.50% — 149.00%

(1) We defined Contract Profit to be net sales recognized for our Aerospace and Defense segment less cost of sales of our Aerospace and Defense segment, exclusive of certain corporate costs, certain retirement benefit costs and other non-contract related costs.

(2) We defined Total Cash Flow to be the GenCorp cash provided by operating activities net of cash used in financing activities, exclusive of debt issuance costs, repayments on debt and proceeds from the issuance of debt.

(3) We defined Contract Awards to be the amount of money to be received for a contract of our Aerospace and Defense segment that has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer.

(4) Personal Factors for Mr. Seymour were development and execution of an environmental plan that improves competitiveness of the Company, leadership in the Enterprise Resource Planning ("ERP") system project, and improvement of the Company's risk management process. For Ms. Redd, personal factors were implementation of a plan to increase market awareness of the Company, implementation of a cash deployment strategy, continuation of improvements to the Company's credit rating, and leadership in the ERP project. Mr. Cambria's personal factors were resolving various environmental liabilities, efforts toward closure of the Company's discontinued operations, and improvement in government oversight and compliance. For fiscal 2012, the actual personal factor, as determined by the President and CEO, for Ms. Redd was 25% and for Mr. Cambria was 23%. Also for fiscal 2012, The Organization & Compensation Committee determined the actual personal factor for Mr. Seymour at 25%.

(5) Components of this category include customer satisfaction, corporate responsibility, employee engagement, and sustainability.

(6) Under the terms of the Company's annual incentive plan, each Named Executive Officer has the opportunity to earn up to 185% of his or her base salary multiplied by a payout level of 125% for the President and CEO, or 50% for Ms. Redd and Mr. Cambria if the performance goals are achieved at the maximum level.

The criteria used in fiscal year 2012 applicable to our Aerojet Named Executive Officers including Messrs. Boley and Bregard were the following:

Executive Targets (Dollars in millions)	Threshold Opportunity	Target Opportunity	Maximum Opportunity	Actual Performance	Actual Achievement
Contract Profit[1] • Threshold — $90.3 • Target — $102.4 • Maximum — $118.5	16.67%	25.00%	50.00%	$97.3	22.00%
Aerojet Cash Flow[2] • Threshold — $95.3 • Target — $106.3 • Maximum —$117.9	16.67%	25.00%	50.00%	$136.6	50.00%
Contract Awards[3] • Threshold — $995.0 • Target — $1,069.0 • Maximum — $1,122.6	16.66%	25.00%	50.00%	$1,105.6	42.00%
Personal Factors[4] • Threshold — 0 x multiplier • Target — 1 x multiplier	25.00%	25.00%	25.00%		23.50%
Other[5] • + / - 10%	-10.00%	0.00%	10.00%		5.00%
Totals	65.00%	100.00%	185.00%[6]		142.50%

(1) We defined Contract Profit to be net sales recognized for our Aerospace and Defense segment less cost of sales of our Aerospace and Defense segment, exclusive of certain corporate costs, certain retirement benefit costs and other non-contract related costs.

(2) We defined Aerojet Cash Flow to be the Aerospace and Defense segment cash provided by operating activities and cash used in financing activities, exclusive of debt issuance costs, repayments on debt and proceeds from the issuance of debt.

(3) We defined Contract Awards to be the amount of money to be received for a contract of our Aerospace and Defense segment that has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer.

(4) Personal Factors for Mr. Boley were leadership in the Company's business strategy and improvements in core operations. Mr. Bregard's personal factors were developing the Company's leadership development program,

leadership in the ERP project, and affordability initiatives. For fiscal 2012, the actual personal factor, as determined by the President and CEO, for Messrs. Boley and Bregard was 23.50%.

(5) Components of this category include customer satisfaction, corporate responsibility, employee engagement, and sustainability.

(6) Under the terms of the Company's annual incentive plan, each Named Executive Officer has the opportunity to earn up to 185% of his or her base salary multiplied by a payout level of 60% for Mr. Boley prorated to reflect his employment start date of July 23, 2012, and 50% for Mr. Bregard if the performance goals are achieved at the maximum level.

The calculations for the final payment of the annual cash incentive award for each Named Executive Officer for fiscal 2012 were as follows, which are also reported in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*, which follows this Compensation Discussion and Analysis:

				Cash Incentive Awards		
Name	**Payout Level**	**Base Salary**	**Actual Performance Achievement Percentage**	**Award at 100% Target Performance**	**Award at 185% Maximum Performance**	**Actual Awards at Achievement Percentage**
Scott J. Seymour	125%	$600,000	149.0%	$750,000	$1,387,500	$1,117,500
Kathleen E. Redd	50%	370,432	141.5%	185,216	342,650	262,081
Warren M. Boley, Jr	60%	350,000	142.5%	210,000	388,500	99,750[1]
Richard W. Bregard	50%	265,364	142.5%	132,682	245,462	189,072
Christopher C. Cambria	50%	316,200	139.5%	158,100	292,485	220,550

(1) Mr. Boley's cash incentive award was prorated for four months as his employment with the Company began in July 23, 2012. The target and maximum are presented in full and the actual award is presented prorated.

Determining the Individual Compensation of Named Executive Officers

The Company's performance and the Named Executive Officer's individual performance, measured against the performance goals described above, are used to determine each Named Executive Officer's target cash incentive award as well as each Named Executive Officer's individual performance and contribution as related to the achievement of such performance goals. For each Named Executive Officer, other than the President and CEO, the Organization & Compensation Committee considered individual performance, as assessed by the President and CEO. The performance of the President and CEO was assessed directly by the Board.

The assessments described below pertain to fiscal 2012 performance and were used to help the Organization & Compensation Committee determine the size of each Named Executive Officer's 2012 annual incentive payment.

For Mr. Seymour, our President and CEO, the Organization & Compensation Committee considered his efforts to improve competitiveness of the Company through his execution of an environmental plan and leadership and oversight in the common ERP system project. Also considered was Mr. Seymour's improvement of the Company's risk management process.

For Ms. Redd, our Vice President, CFO and Assistant Secretary, the President and CEO considered her key role in increasing market awareness of the Company. He also considered her successful implementation of a cash deployment strategy and continued improvements to the Company's credit rating. Ms. Redd also provided key leadership and oversight to the Company's common ERP system project.

For Mr. Boley, our President, Aerojet, the President and CEO considered his leadership in carrying out the Company's business strategy and improvements in core operations.

For Mr. Bregard, our Deputy to the President, Aerojet, the President and CEO considered his efforts in developing and conducting the Company's leadership development program including the Program Management Leadership Conference and the Executive Leadership Development programs. He also provided the leadership and oversight to the common ERP system project steering committee as Chairman, and led the Company's affordability initiatives to reduce the corporate overhead rates and consolidate operations and facilities across the enterprise.

For Mr. Cambria, our Vice President, General Counsel and Secretary, the President and CEO considered his leadership in resolving various environmental liabilities, efforts toward closure of the Company's discontinued operations, and improvements in government oversight and compliance.

On February 6, 2013, the Organization & Compensation Committee met and approved fiscal 2012 annual cash incentive awards, which are reported above and in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*, which follows this Compensation Discussion and Analysis.

Long-Term Incentives (Equity-Based Compensation)

The Company, upon the recommendation and approval of the Organization & Compensation Committee, established the performance objectives and other terms of the Company's 2012 Long-Term Incentive Program (the "2012 LTIP") for executive officers and other eligible employees of the Company. The 2012 LTIP has a 32 month performance period for performance-based grants and a three year vesting period for service-based grants. The Company uses long-term incentive compensation for executives to reinforce four strategic objectives:

- to focus on the importance of returns to shareholders;
- to promote the achievement of long-term performance goals;
- to encourage executive retention; and
- to promote higher levels of Company stock ownership by executives for increased alignment with shareholder interests.

Historically, the Company has strived to set a sizeable portion of the Named Executive Officer's compensation in an equity-based form. This type of compensation, coupled with the Company's share ownership guidelines, will result in the executives becoming shareholders with considerable personal financial interest in the fiscal health and performance of the Company.

The amount of equity-based awards granted to executives has been determined by subtracting the executive's annual cash compensation opportunity from the total targeted annual compensation that is competitive with the market based on SEC filings for our peer group and broad based industry studies. The ultimate value of these equity-based awards has been driven in part by the executive's performance in the past fiscal year and in part by their ability to increase the value of the Company going forward.

Our equity-based compensation in fiscal year 2012 included awards of restricted stock and stock options and are described as follows:

- Restricted stock — A grant of restricted stock is an award of shares of Common Stock that vests over a period of time after the grant date (depending upon the vesting conditions set by the Organization & Compensation Committee), provided that underlying goals are met in the case of performance-based grants or that the participant remains employed with the Company for the specified amount of time in the case of non-performance, time-based grants. Restricted stock awards are designed to attract and retain executives by providing them with some of the benefits associated with stock ownership during the restriction period, while incentivizing them to remain with the Company. During the restricted period, the executives may not sell, transfer, pledge, assign or otherwise convey their restricted stock. However, executives may vote their shares and are entitled to receive dividend payments, if any are made. Executives who voluntarily resign or are terminated for cause prior to the end of the restriction period forfeit their restricted stock unless otherwise determined by the Organization & Compensation Committee.

- Stock options — A grant of stock options represents the right to purchase the Company's stock at a fixed price for a defined period of time. The value of stock options reflects the difference between the value of shares of Common Stock at the time of exercise of the stock options and a predetermined exercise price. Stock options are designed to attract and retain executives by compensating them for increases in shareholder value over time. Time-based stock options are generally exercisable in one-third increments at one year, two years, and three years from the date of grant. Performance-based stock options vest at the end of the performance period provided that underlying goals are met. All stock options have a seven-year contractual life from the date of grant. As with restricted stock grants, executives who voluntarily resign or are terminated for cause immediately forfeit all unvested stock options unless otherwise determined by the Organization & Compensation Committee.

The 2012 LTIP consists of two performance-based grants and a service-based grant. The grants for the 2012 LTIP were made on March 28, 2012 with the exception of the performance-based shares granted to Mr. Boley which were granted on July 23, 2012. The performance-based grants vest on or about January 31, 2015 based on meeting performance targets at November 30, 2014, and subject to the approval by the Organization & Compensation Committee. The service-based grants vest on March 28, 2015.

The performance target for the first performance-based grant is Economic Value Added ("EVA") and consists of a grant of restricted stock. The vesting of the performance shares depends on the level of EVA target achieved, within a minimum threshold level, and ranges from 50% to 125% of the target award. No performance shares will vest if the threshold EVA target is not achieved. Participants in the EVA restricted stock grant were Mr. Seymour with 113,407 shares, Ms. Redd with 41,026 shares, and Mr. Cambria with 25,568 shares. The number of performance shares granted represents the maximum number of shares that may vest.

The performance targets for the second performance-based grant are (i) revenue, (ii) earnings before interest, taxes, depreciation and amortization, and retirement benefit expense ("EBITDAP"), and (iii) asset utilization ("GenCorp financial targets"). The participant in this group of restricted stock is Mr. Boley with 10,000 shares which represents the maximum number of shares that may vest.

The service-based grant also consists of restricted stock. The participants of the service-based restricted stock were Mr. Seymour with 30,242 shares, Ms. Redd with 10,940 shares, and Mr. Cambria with 6,818 shares.

Mr. Boley also received a service-based restricted stock grant of 50,000 upon commencement of his employment with the Company. These shares vest on July 23, 2015.

In anticipation of Mr. Bregard's retirement, a retention agreement was executed in lieu of an equity grant. This retention agreement provided that Mr. Bregard be paid a lump sum payment equal to his base salary if Mr. Bregard remained with the Company through November 30, 2012. For more information on this retention agreement see the section entitled *Severance agreement, Employment Agreement and Plan Provisions* on page 38.

In determining the grants of the 2012 LTIP, a 75% weighting was given on performance shares and a 25% weighting was put on service-based shares. This mix was given to promote the achievement of long-term performance goals to add value to the Company, and to focus on returns to shareholders, and encourage retention.

Pension Plans, 401(k) Savings Plan and Benefit Restoration Plans

Pension Plans

The Company's defined benefit pension and benefits restoration plans ("BRP") are frozen and no longer accruing benefits. Effective February 1, 2009 and July 31, 2009, future benefit accruals for all non-collectively bargaining unit employees including the Named Executive Officers and collective bargaining unit employees respectively, were discontinued. No employees lost their previously earned pension benefits. The Named Executive Officers participate in the same frozen tax-qualified pension plans as other employees with the exception of Messrs. Seymour, Boley, and Cambria who do not participate in a pension plan because their employment commenced after benefit accruals were discontinued. These plans include the Qualified Pension Plan, a tax-qualified defined benefit plan, and the 2009 Pension BRP Plan, a non-qualified defined benefit plan.

The frozen Qualified Pension Plan is a tax-qualified defined benefit plan covering substantially all collectively bargaining unit and non-collectively bargaining unit employees hired before the freeze date. In general, normal retirement age is 65, with certain plan provisions allowing for earlier retirement. Before the freeze date, pension benefits were calculated under formulas based on compensation and length of service for salaried employees and under negotiated non-wage based formulas for bargaining unit and hourly employees. Participants will receive the highest benefit calculated under any of the formulas for which they were eligible to participate through the freeze date.

Total pension benefits for the Named Executive Officers and certain other highly compensated employees were determined under a combination of the frozen 2009 Pension BRP Plan, which is a non-qualified plan, and the frozen Qualified Pension Plan. As set forth above, the frozen Qualified Pension Plan is a qualified pension plan that provides pension benefits for employees, the amount of which is limited under Section 401(a)(17) or 415 of the Internal Revenue Code of 1986, as amended (the "Code") (or any successor provisions). The frozen 2009 Pension BRP Plan restored the pension plan benefits which executives and their beneficiaries would otherwise lose as a result of the limitations under Section 401(a)(17) or 415 of the Code (or any successor provisions). Eligibility to participate in the frozen 2009 Pension BRP Plan was designated by the Organization & Compensation Committee.

Further details regarding benefits under these plans, including the estimated value of retirement benefits for each Named Executive Officer, are found in the section entitled *2012 Pension Benefits* on page 45.

401(k) Savings Plan

The Named Executive Officers are also eligible to participate in the GenCorp Retirement Savings Plan, a 401(k) tax-qualified defined contribution savings plan which is available to all Company employees. The Company matches 100% of the first 3% of employee contributions, and 50% of the next 3% of employee contributions for all participating employees.

2009 401(k) Benefits Restoration Plan

The Named Executive Officers participate in the related non-qualified, unfunded 2009 Benefits Restoration Plan for the GenCorp Inc. 401(k) Plan (the "2009 401(k) BRP Plan") which enables participants to defer their compensation on a pre-tax basis. The Company matches employee contributions if the participant has reached the 402(g) limit in the 401(k) Savings Plan. Details about the 2009 401(k) BRP Plan are presented in the section entitled *2012 Non-qualified Deferred Compensation* on page 47.

Executive Stock Ownership Guidelines

In order to strengthen the alignment between the interests of shareholders and the interests of executives of the Company, the Organization & Compensation Committee approved revised share ownership guidelines that apply to the Company's executive officers. Under these guidelines, each executive officer is expected to have equity in the Company equal in aggregate market value to a designated multiple of such officer's annual salary (CEO — five times base salary, President — three times base salary and Vice Presidents — one time base salary.) In calculating the amount of equity owned by an executive, the Organization & Compensation Committee looks at the value of Company stock owned by the executive which includes vested or unvested restricted stock as well as unvested performance-based restricted shares at the percentage expected to vest, and the value of any vested "in the money" stock options or SARs (i.e. market value of stock in excess of the strike price for the stock option or SAR.) Newly appointed executives are expected to be in compliance with the ownership guidelines within five years of their appointments and are required to retain 50% of the net shares obtained through vesting of shares or obtained through an exercise of stock options until the executive is in compliance with, and will remain in compliance after any sale with the established guidelines. As of December 31, 2012, most of the Named Executive Officers held equity in the Company equal in market value to these guidelines; however, those that do not yet meet the requirement are in the transition period set forth in these guidelines and are anticipated to meet these guidelines by the end of the transition period. The Organization & Compensation Committee routinely reviews these guidelines, and considers adjustments when appropriate.

Name	Value of Equity Ownership*	Date of Election	Years as an Officer
Scott J. Seymour	$2,763,080	01/06/2010	3.0
Kathleen E. Redd	1,006,535	07/01/2006	6.6
Warren M. Boley, Jr.	567,300	08/20/2012	0.4
Richard W. Bregard	432,561	02/11/2006	7.0
Christopher C. Cambria	283,874	09/12/2011	1.3

* Value is based on the stock price on December 31, 2012 of $9.15.

Severance Agreement, Employment Agreement and Plan Provisions

Scott J. Seymour Employment Agreement

On January 6, 2010, the Company entered into an employment agreement with Mr. Seymour to serve as the Company's President and CEO. Pursuant to his employment agreement, Mr. Seymour is entitled to an annual base salary (initially in the amount of $550,000), and is eligible for an annual incentive pay based on a target opportunity up to 125% of his annual base salary. On January 6, 2010, Mr. Seymour received 120,000 shares of the Company's restricted common stock and an option to purchase 100,000 shares of the Company's common stock (the "Option"). The Option has a per share exercise price equal to the last sales price reported for the Company's common stock on the NYSE on the date of grant. Mr. Seymour is also eligible to participate in future grants pursuant to the 2009 Incentive Plan and other Company performance incentive plans extended to the senior executives of the Company generally, at levels commensurate with his position. Mr. Seymour's employment agreement has a five-year term, unless earlier terminated in accordance with its terms. In the event that the Company terminates Mr. Seymour's employment for Cause or Mr. Seymour resigns other than for Good Reason (as such terms are defined in his employment agreement), the Company's obligations will generally be limited to paying Mr. Seymour his annual base salary through the termination date. If Mr. Seymour's employment is terminated at his or the Company's election at any time due to his death or disability, or for reasons other than Cause or Voluntary Resignation (as defined in his employment agreement), Mr. Seymour will be entitled to receive the benefits described above and severance payments and benefits equal to the following, subject to certain limitations: (i) one year of his annual base salary paid in installments; (ii) an incentive payment based upon the amount of the previous year's incentive, prorated based on the number of months of the year that Mr. Seymour worked for the Company prior to the termination paid in a lump sum; (iii) immediate vesting of any shares of the Company's restricted common stock or options that are scheduled to vest within one year of the date of termination of employment and (iv) incentives earned but unpaid with respect to the fiscal year ending on or preceding the date of termination pursuant to the annual cash incentive program.

Also under this employment agreement, for a termination in connection with a change in control in which Mr. Seymour's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control, Mr. Seymour will be entitled to receive a severance payment and benefits as follows: (i) a lump sum payment equal to two times the sum of his base salary plus the target incentive amount for the year in which the termination takes place; (ii) immediate full vesting of outstanding restricted shares and options; (iii) and payment of any accrued incentive through the date of termination.

Richard W. Bregard Retention Agreement

On February 6, 2012, the Company's subsidiary, Aerojet, entered into a Retention Agreement with Mr. Bregard. (the "Retention Agreement") to ensure that Mr. Bregard remained with Aerojet through at least November 30, 2012 and to encourage a successful transition to Mr. Bregard's retirement. The Retention Agreement provided that Mr. Bregard receive a payment equal to his annual base salary then in effect if he stayed with Aerojet through at least November 30, 2012 or his termination qualified as an Eligible Early Termination (as defined below). In the event of an Eligible Early Termination, Mr. Bregard would have been entitled to receive a lump sum payment equal to the base salary that he would have received from but excluding the termination date through and including November 30, 2012 and reimbursement of health insurance premiums payable under the Consolidated Omnibus Reconciliation Act of 1986. Mr. Bregard was entitled to participate in the fiscal 2012 short term cash incentive program in the event that he remained with Aerojet through November 30, 2012 or his termination qualified as an Eligible Early Termination, but was not entitled to participate in the long-term incentive or equity-based compensation programs in fiscal 2012 or thereafter. An "Eligible Early Termination" means a termination of Mr. Bregard before November 30, 2012 either (i) at the request or upon the initiation of Aerojet other than for Cause as defined in the Retention Agreement, (ii) due to the death or disability as defined in the Retention Agreement of Mr. Bregard, or (iii) at the request or initiation of Mr. Bregard in the event that (A) he was no longer a direct report to Scott J. Seymour, or (B) an individual other than Mr. Seymour or Mr. Bregard was elected or appointed to act as President of Aerojet and, in either case, Mr. Bregard suffered a significant change or diminution in his duties and responsibilities. The terms of this agreement were met and Mr. Bregard was paid $265,364 on December 13, 2012. On February 12, 2013, the Retention Agreement was amended to provide that Mr. Bregard will receive a payment of $200,000 if he remains with Aerojet through at least May 31, 2013.

Other

The GenCorp Foundation matches all employee and Director gifts to accredited, non-profit colleges, universities, secondary and elementary public or private schools located in the United States. Gifts made are matched dollar for dollar up to $3,000 per calendar year per donor.

As part of an employment offer, the Company paid a hiring bonus of $25,000 to Mr. Cambria on his employment commencement date of September 12, 2011. The bonus was conditioned upon Mr. Cambria's acceptance of the employment offer and employment with the Company for a period of one year. In the event Mr. Cambria voluntarily terminated his employment with the Company or was terminated for cause within the one-year period, Mr. Cambria agreed to reimburse the Company within 30 days of termination.

Tax Deductibility under Section 162(m)

Section 162(m) of the Code imposes limits on the deductibility of certain compensation in excess of $1 million paid to the CEO and other executive officers of public companies. Management and the Organization & Compensation Committee have reviewed the regulations and feel that the current compensation program and policies are appropriate. Depending upon a variety of factors (including Company performance), it is possible for one current executive officer to surpass the $1 million dollar threshold under the executive officer compensation program. In addition, severance payments paid to certain of the former executive officers under the executive severance agreements may exceed the $1 million threshold. At this time, the Organization & Compensation Committee believes that accommodating the Internal Revenue Service regulations will not produce material benefits or increases in shareholder value. However, the Organization & Compensation Committee intends to review this issue regularly and may change its position in future years.

Employee Compensation Policies Relating to Risk Management

The Organization & Compensation Committee believes none of the Company's compensation policies and practices are reasonably likely to motivate inappropriate risk-taking behavior or have a material adverse effect on the Company. The Company believes that its compensation plans effectively balance risk and reward and are generally uniform in design and operation throughout the Company.

Limited Government Reimbursement of Compensation

As a government contractor, the Company is subject to the Federal Acquisition Regulation, which limits the reimbursement of costs by our government customers for senior executive compensation to a benchmark compensation cap established each year. The cap applies to the five most highly compensated executives per segment of the Company. For 2011, the benchmark cap published in the Federal Register was $763,029. The 2012 amount has not yet been published. Any amounts over the cap are considered unallowable and, therefore, not billed to the government.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation for each of the Named Executive Officers for fiscal years 2012, 2011 and 2010.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Options/ SARs Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total(5)
Scott J. Seymour(6)	2012	$587,885	$ —	$825,002(7)	$ —	$1,117,500	$16,334	$2,546,721
President and CEO	2011	550,000	—	278,642	116,149	935,000	87,046	1,966,837
	2010	495,529	—	856,800	771,513	845,625	53,087	3,022,554
Kathleen E. Redd	2012	366,819	—	298,450(8)	—	262,081	11,250	938,600
Vice President, CFO and Assistant	2011	347,003	—	95,328	39,735	241,000	12,100	735,166
Secretary	2010	324,969	—	—	121,799	206,640	375	653,783
Warren M. Boley, Jr.(9)	2012	127,885	—	469,960(10)	—	99,750	12,075	709,670
President, Aerojet								
Richard W. Bregard	2012	263,177	265,364(11)	—	—	189,072	11,143	728,756
Deputy to the President, Aerojet	2011	250,712	35,000	109,749	—	174,000	10,676	580,137
	2010	225,890	4,660	82,858	—	146,254	—	459,662
Christopher C. Cambria(12)	2012	316,558	—	186,002(13)	—	220,550	51,755	774,865
Vice President, General Counsel and Secretary	2011	65,577	25,000(14)	—	69,766	52,000	10,132	222,475

(1) The amount reported in this column for each Named Executive Officer reflects the dollar amount of base salary earned in each listed fiscal year.

(2) The amounts reported in these columns for each Named Executive Officer represents the aggregate grant date fair value of awards granted in each of the three years presented. The grant date fair value of stock awards is equal to the closing price of our stock on the date of grant times the number of shares awarded. The grant date fair value of stock options and SARs awards was estimated using the Black-Scholes Model. A discussion of the assumptions used in calculating these values may be found in Note 9(c) in the audited financial statements in the Company's Annual Report on Form 10-K for fiscal year 2012. A description of these awards can be found under the section entitled *Long-Term Incentives (Equity-Based Compensation)* on page 35.

(3) The amount reported in this column for each Named Executive Officer reflects annual cash incentive compensation, which is based on performance in each listed fiscal year. This annual incentive compensation is discussed further under the section entitled *Annual Cash Incentive Program* on page 31.

(4) The amounts reported in this column for each Named Executive Officer include the following for fiscal year 2012:

Name	Severance	Company Matching Contribution to 401(k) Plan	Company Matching Contribution to Benefits Restoration Plan-Savings Plan	Matching Gift by the GenCorp Foundation	Perquisites And Other Personal Benefits(A)	Total
Scott J. Seymour	$ —	$ 11,250	$ 2,084	$ 3,000	$ —	$ 16,334
Kathleen E. Redd	—	11,250	—	—	—	11,250
Warren M. Boley, Jr.	—	2,423	—	—	9,652	12,075
Richard W. Bregard	—	11,143	—	—	—	11,143
Christopher C. Cambria	—	11,117	—	—	40,638	51,755

(A) This column includes items paid by the Company or reimbursed to the employee for relocation expenses.

(5) The total compensation shown for Ms. Redd and Mr. Bregard in fiscal years 2010 and 2011 does not reflect the Change in Pension Value as previously disclosed because the Company's defined benefit pension and BRP have been frozen and not accruing benefits for three years. Changes in pension value previously reported are as follows:

Name	Year	Change in Pension Value
Kathleen E. Redd	2011	$26,199
	2010	32,662
Richard W. Bregard	2011	311
	2010	8,490

Because the plans are frozen, these amounts represent changes in actuarial assumptions, primarily the decrease in the discount rate and a change in mortality assumption used to measure the present value of benefits accrued up until the freeze date, which is the same for all plan participants. There is no further accrual of pension benefits for service. Information regarding these pension plans is set forth in further detail under the section entitled *2012 Pension Benefits* on page 45.

(6) Mr. Seymour started his employment with the Company on January 6, 2010 as President and CEO of the Company and President, Aerojet. On August 20, 2012, Mr. Seymour relinquished the President, Aerojet role to Mr. Boley.

(7) Mr. Seymour's stock awards compensation consists of $206,251 for a service-based restricted stock grant and $618,751 for a performance-based restricted stock grant that vests based on financial performance for fiscal year 2014. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $773,436.

(8) Ms. Redd's stock awards compensation consists of $74,611 for a service-based restricted stock grant and $223,839 for a performance-based restricted stock grant that vests based on financial performance for fiscal year 2014. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $279,797.

(9) Mr. Boley started his employment with the Company on July 23, 2012, and assumed full responsibility as President, Aerojet on August 20, 2012.

(10) Mr. Boley's stock awards compensation consists of $379,000 for a service-based restricted stock grant and $30,320 for a performance-based restricted stock grant that vests based on financial performance for fiscal year 2013. The grant date fair value of this performance-based restricted stock grant at the maximum vesting of 125% would be $75,800. Also included is $60,640 for a performance-based restricted stock grant that vests based on financial performance for fiscal year 2014. The grant date fair value of this performance-based restricted stock grant at the maximum vesting of 125% would be $75,800.

(11) Effective February 6, 2012, the Company entered into a retention agreement with Mr. Bregard pursuant to which he was to receive a payment equal to his annual base salary in effect at November 30, 2012 if he was employed by the Company through that date. The terms of the agreement were met and the Company paid Mr. Bregard $265,364 on December 13, 2012. On February 12, 2013, this agreement was amended to provide that Mr. Bregard will receive a payment of $200,000 if he remains with Aerojet through at least May 31, 2013. For more details on this agreement see page 48.

(12) Mr. Cambria started his employment with the Company on September 12, 2011.

(13) Mr. Cambria's stock awards compensation consists of $46,499 for a service-based restricted stock grant and $139,503 for a performance-based restricted stock grant that vests based on financial performance for fiscal year 2014. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $174,374.

(14) Mr. Cambria received a $25,000 sign-on bonus upon commencement of his employment with the Company. A further description of this bonus can be found on page 39 under the section entitled *Other* of the Compensation Discussion and Analysis.

2012 GRANTS OF PLAN-BASED AWARDS

The following table provides information for each of the Named Executive Officers for fiscal year 2012 annual and long-term incentive award opportunities, including the range of possible payments under non-equity incentive plans.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($) [1]			Estimated Future Payouts Under Equity Incentive Plan Awards(#)			Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Options/SARs ($/Sh)	Grant Date Fair Value of Stock and Option/SARs Awards($)
		Threshold [2]	Target	Maximum	Threshold	Target	Maximum				
Scott J. Seymour											
Annual Incentive Award		$ —	$750,000	$1,387,500							
Restricted Stock	03/28/12							30,242			$ 206,251
Restricted Stock	03/28/12				45,363	90,726	113,407				618,751[3]
Kathleen. E. Redd											
Annual Incentive Award		—	185,216	342,650							
Restricted Stock	03/28/12							10,940			74,611
Restricted Stock	03/28/12				16,411	32,821	41,026				223,839[3]
Warren M. Boley, Jr.											
Annual Incentive Award		—	70,000	129,500							
Restricted Stock	07/23/12							50,000			379,000
Restricted Stock	07/23/12				4,000	8,000	10,000				30,320[4]
Restricted Stock	07/23/12				4,000	8,000	10,000				60,640[3]
Richard W. Bregard											
Annual Incentive Award		—	132,682	245,462							
Christopher C. Cambria											
Annual Incentive Award		—	158,100	292,485							
Restricted Stock	03/28/12							6,818			46,499
Restricted Stock	03/28/12				10,228	20,455	25,568				139,503[3]

(1) Reflects the possible payout amounts of non-equity incentive plan awards that could have been earned in fiscal year 2012. See the *Summary Compensation Table* on page 41 for the amounts actually earned in fiscal year 2012 and paid out in the first quarter of fiscal year 2013.

(2) If targets are not met, the annual incentive award will not be earned.

(3) Vesting of this performance-based restricted stock grant is based on financial performance for fiscal year 2014. The grant date fair value at the maximum of 125% vesting would be $773,436 for Mr. Seymour, $279,839 for Ms. Redd, $75,800 for Mr. Boley, and $174,374 for Mr. Cambria.

(4) Vesting of this performance-based restricted stock grant is based on financial performance for fiscal year 2013. The grant date fair value at the maximum of 125% vesting would be $75,800.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR END

The following table provides information for each of the Named Executive Officers regarding outstanding stock options, SARs, and stock awards held by the officers as of November 30, 2012.

	Option/SARs Awards					Stock Awards			
						Service-Based Equity Awards		Equity Incentive Plan Awards	
Name	Number of Securities Underlying Unexercised Options/SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/SARs (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option/SARs (#)	Option/ SARs Exercise Price ($)	Option/ SARs Expiration Year	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Scott J. Seymour									
Restricted Stock						30,242[2]	$ 278,226		
								90,726[4]	$ 834,679
								92,726[5]	853,079
						40,000[3]	368,000		
Stock Options	—	—	65,621[5]	$ 6.01	2018				
	—	—	239,464[6]	4.91	2017				
	66,667	33,333[3]	—	7.14	2017				
Kathleen E. Redd									
Restricted Stock						10,940[2]	100,648		
								32,821[4]	301,953
								31,723[5]	291,852
SARs	20,000	—	—	4.25	2018				
	1,500	—	—	13.75	2017				
	2,560	—	—	13.19	2016				
	2,500	—	—	18.71	2015				
Stock Options	1,750			6.00	2019				
	35,000	—	—	4.54	2019				
	—	—	22,449[5]	6.01	2018				
	—	—	81,923[6]	4.91	2017				
	2,666	—	—	9.29	2013				
Warren M. Boley, Jr.									
Restricted Stock						50,000[7]	460,000		
								8,000[4]	73,600
								8,000[5]	73,600
Richard W. Bregard									
Restricted Stock						12,174[8]	112,001		
								12,174[5]	112,001
						9,455[10]	86,986		
								9,455[6]	86,986
SARs	1,500	—	—	13.75	2017				
	4,256	—	—	13.19	2016				
Stock Options	10,000	—	—	4.54	2019				
	500	—	—	6.00	2019				
Christopher C. Cambria									
Restricted Stock						6,818[2]	62,726		
								20,455[4]	188,186
SARs	6,667	13,333[9]	—	4.00	2018				

(1) The market value was calculated by multiplying the number of shares by the closing market price of the Company's Common Stock of $9.20 on November 30, 2012.

(2) The vesting date for these service-based restricted stock awards is March 28, 2015.

(3) Mr. Seymour's unvested time-based stock options and restricted stock have been vesting in one-third increments on January 6th of each year which became fully vested on January 6, 2013.

(4) The vesting date for these performance-based restricted stock awards is on or about January 31, 2015, subject to approval by the Organization & Compensation Committee. These awards will only vest if performance targets are met through November 30, 2014.

(5) The vesting date for these performance-based stock option and restricted stock awards is on or about January 31, 2014, subject to approval by the Organization & Compensation Committee. These awards will only vest if performance targets are met through November 30, 2013.

(6) The vesting date for these performance-based stock option and restricted stock awards was February 6, 2013. Performance targets were met through November 30, 2012 resulting in stock options vesting at 78.80% and restricted stock vesting at 65.87%. As a result Mr. Seymour had 188,697 stock options vest, Ms. Redd had 64,555 stock options vest, and Mr. Bregard had 6,228 stock awards vest.

(7) Mr. Boley's unvested service-based restricted stock vests on July 23, 2015.

(8) The vesting date for these service-based restricted stock awards is March 30, 2014.

(9) Mr. Cambria's unvested SARs vest in one-third increments on September 12th of each year becoming fully vested in 2014.

(10) The vesting date for this service-based restricted stock award is November 30, 2013.

2012 OPTION/SAR EXERCISES AND STOCK VESTED

The following table provides information for each of the Named Executive Officers regarding stock option and SARs exercises and stock award vestings during fiscal year 2012.

	Option/SARs Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)(2)**	**Value Realized on Vesting ($)(3)**
Scott J. Seymour	—	$ —	40,000	$ 216,800
Kathleen E. Redd	—	—	31,925	191,550
Warren M. Boley, Jr.	—	—	—	—
Richard W. Bregard	—	—	10,621	63,726
Christopher C. Cambria	—	—	—	—

(1) The value realized on vesting represents the difference between the closing market price of the Company's Common Stock on the exercise date and the exercise price multiplied by the number of shares underlying each option exercised.

(2) The amounts reported in this column reflect restricted stock awards that vested during fiscal year 2012.

(3) The value realized on vesting is calculated by multiplying the number of shares vested by the closing market price of the Company's Common Stock on the vesting date.

2012 PENSION BENEFITS

The Company's defined benefit pension and BRP are frozen and no longer accruing benefits. Effective February 1, 2009 and July 31, 2009, future benefit accruals for all non-collective bargaining unit employees, including the Named Executive Officers and collective bargaining unit employees respectively, were discontinued. No employees lost their previously earned pension benefits.

Qualified Pension Plan

The Qualified Pension Plan is a tax-qualified defined benefit plan covering substantially all collectively bargaining unit and non-collectively bargaining unit employees hired before the freeze date. In general, normal retirement age is 65, with certain plan provisions allowing for earlier retirement. Before the freeze date, pension benefits were calculated under formulas based on compensation and length of service for salaried employees and under negotiated non-wage based formulas for bargaining unit and hourly employees. Participants will receive the highest benefit calculated under any of the formulas for which they were eligible to participate through the freeze date.

2009 Pension BRP Plan

Total pension benefits for the Named Executive Officers and certain other highly compensated employees were determined under a combination of the 2009 Pension BRP Plan, which is a non-qualified plan, and the Qualified Pension Plan. As set forth above, the Qualified Pension Plan is a qualified pension plan that provides pension benefits for employees, the amount of which is limited under Section 401(a)(17) or 415 of the Code (or any successor provisions). The 2009 Pension BRP Plan restored the pension plan benefits which executives and their beneficiaries would otherwise lose as a result of the limitations under Section 401(a)(17) or 415 of the Code (or any successor provisions). Eligibility to participate in the 2009 Pension BRP Plan was designated by the Organization & Compensation Committee.

The following table provides information regarding the actuarial present values of accumulated benefits under the Qualified Pension Plan and the 2009 Pension BRP Plan of the Named Executive Officers who were eligible for pension benefits prior to the freeze date of the plans as of November 30, 2012. Messrs. Seymour, Boley, and Cambria are not participants in either of the pension plans as their employment with the Company commenced after the freeze date.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Fiscal Year 2012 ($)
Kathleen E. Redd	Qualified Pension Plan	6.50	$ 270,554	$ —
	2009 Pension BRP Plan	6.50	71,522	—
Richard W. Bregard	Qualified Pension Plan	4.50	238,196	—
	2009 Pension BRP Plan	4.50	19,635	—

(1) Credited service under the Qualified Pension Plan and the 2009 Pension BRP Plan is determined for all participants in accordance with such plans and is through February 1, 2009, the freeze date for these plans in which the Company discontinued future benefit accruals for all non-collectively bargaining unit employees, including the Named Executive Officers. This number is being presented unrounded.

(2) The amounts reported in this column were calculated based on the accrued benefit as of February 1, 2009, the date benefit accruals were frozen for non-collectively bargaining unit employees. Present values were calculated assuming no pre-retirement mortality or termination. The values under the Qualified Pension Plan and the 2009 Pension BRP Plan are the actuarial present values as of November 30, 2012 of the benefits earned as of the freeze date and payable at the earliest age eligible for unreduced benefits for the Qualified Pension Plan (the earlier of age 65, or age 62 with 10 years of service) and the current benefit election date on record for the 2009 Pension BRP Plan.

The discount rate assumption is 3.68% for the Qualified Pension Plan and 3.77% for the 2009 Pension BRP Plan. The post-retirement mortality assumption of the two pension plans is RP 2000 no-collar, projected to 2020. The assumptions reflected in this footnote are the same as the ones used for the Qualified Pension Plan and the 2009 Pension BRP Plan for financial reporting purposes with the exception of assumed retirement age and the absence of pre-retirement mortality and termination assumptions.

2012 NON-QUALIFIED DEFERRED COMPENSATION

Benefits Restoration Plan — 2009 401(k) BRP Plan

The 2009 401(k) BRP Plan is a non-qualified, unfunded plan designed to enable participants to defer their compensation on a pre-tax basis. Under the 2009 401(k) BRP Plan, a select group of employees approved by the Organization & Compensation Committee, elect to defer compensation earned in the current year such as salary and certain other incentive compensation that would otherwise be paid in the current year. Effective January 1, 2009, obligations with respect to benefits that were earned or vested under the Prior Pension BRP after December 31, 2004, and were related to the restoration of 401(k) benefits which such employees and their beneficiaries would otherwise have lost as a result of Code limitations upon accrual and/or payment of benefits from the GenCorp Retirement Savings Plan, along with all associated earnings, were transferred to, and will be maintained under and paid from the 2009 401(k) BRP Plan. Accordingly, only benefits that are exempt from Section 409A of the Code will be maintained under and paid from the Prior Pension BRP, in accordance with the terms of the Prior Pension BRP.

The Company matches contributions in an amount equal to 100% of the participant's contribution up to the first 3% of the participant's eligible compensation and 50% up to the next 3% of the participant's eligible compensation if the participant has reached the 402(g) limit in the 401(k) Savings Plan. The maximum company match is 4.5%. Participants indicate how they wish their deferred compensation and the company matching contributions to be notionally invested among the same investment options available through the GenCorp Retirement Savings Plan. Non-qualified benefits may be paid out of either the grantor trust (pre-funded) or the Company's general assets.

The following table provides information for each of the Named Executive Officers regarding aggregate officer and Company contributions and aggregate earnings for fiscal year 2012 and fiscal year-end account balances under the 2009 401(k) BRP Plan.

Name	Executive Contributions in fiscal year 2012 ($)(1)	Company Contributions in fiscal year 2012 ($)(2)	Aggregate Earnings in fiscal year 2012 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at November 30, 2012 ($)
Scott J. Seymour	$ 8,462	$ 2,084	$ 6,885	$ —	$ 513,182
Kathleen E. Redd	—	—	3,734	—	45,986
Warren M. Boley, Jr.	—	—	—	—	—
Richard W. Bregard	—	—	—	—	—
Christopher C. Cambria	—	—	—	—	—

(1) The amounts reported in this column reflect compensation earned in fiscal year 2012 and deferred under the 2009 401(k) BRP Plan. These amounts are also included in the "Salary" column in the *Summary Compensation Table* on page 41.

(2) The amounts reported in this column reflect company matches under the 2009 401(k) BRP Plan earned in fiscal year 2012. These amounts are also included in the "All Other Compensation" column in the *Summary Compensation Table* on page 41.

(3) The amounts reported in this column reflect interest credited on account holdings and the change in value of other investment holdings.

Employment Agreement and Indemnity Agreements

On January 6, 2010, the Company entered into an employment agreement with Mr. Seymour to serve as the Company's President and CEO. Pursuant to his employment agreement, Mr. Seymour is entitled to an annual base salary (initially in the amount of $550,000), and is eligible for an annual incentive based on a target opportunity up to 125% of his annual base salary. On January 6, 2010, Mr. Seymour received 120,000 shares of the Company's restricted common stock and an option to purchase 100,000 shares of the Company's common stock. The Option has a per share exercise price equal to the last sales price reported for the Company's common stock on the NYSE on the date of grant. Mr. Seymour is also eligible to participate in future grants pursuant to the 2009 Incentive Plan and other Company performance incentive plans extended to the senior executives of the Company generally, at levels commensurate with his position. Mr. Seymour's employment agreement has a five-year term, unless earlier terminated in accordance with its terms. In the event that the Company terminates Mr. Seymour's employment for Cause or Mr. Seymour resigns other than for Good Reason (as such terms are defined in his employment agreement), the Company's obligations will generally be limited to paying Mr. Seymour his annual base salary through the termination date. If Mr. Seymour's employment is terminated at his or the Company's election at any time due to his death or disability, or for reasons other than Cause or Voluntary Resignation (as defined in his employment agreement), Mr. Seymour will be entitled to receive the benefits described above and severance payments and benefits equal to the following, subject to certain limitations: (i) one year of his annual base salary paid in installments; (ii) an incentive payment based upon the amount of the previous year's incentive, prorated based on the number of months of the year that Mr. Seymour works for the Company prior to the termination paid in a lump sum; (iii) immediate vesting of any shares of the Company's restricted common stock or options that are scheduled to vest within one year of the date of termination of employment and (iv) incentives earned but unpaid with respect to the fiscal year ending on or preceding the date of termination pursuant to the Company's Annual Incentive Plan.

Also under this employment agreement for a termination in connection with a change in control in which Mr. Seymour's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control, Mr. Seymour will be entitled to receive a severance payment and benefits as follows: (i) a lump sum payment equal to two times the sum of his base salary plus the target incentive amount for the year in which the termination takes place; (ii) immediate full vesting of outstanding restricted shares and options; (iii) and payment of any accrued incentive through the date of termination.

On February 6, 2012, the Company's subsidiary, Aerojet, entered into a Retention Agreement with Mr. Bregard to ensure that Mr. Bregard remained with Aerojet through at least November 30, 2012 and to encourage a successful transition to Mr. Bregard's retirement. The Retention Agreement provided that Mr. Bregard shall receive a payment equal to his annual base salary then in effect if he stayed with Aerojet through at least November 30, 2012 or his termination qualified as an Eligible Early Termination (as defined below). In the event of an Eligible Early Termination, Mr. Bregard would have been entitled to receive a lump sum payment equal to the base salary that he would have received from but excluding the termination date through and including November 30, 2012 and reimbursement of health insurance premiums payable under the Consolidated Omnibus Reconciliation Act of 1986. Mr. Bregard was entitled to participate in the fiscal 2012 short term cash incentive program in the event that he remained with Aerojet through November 30, 2012 or his termination qualified as an Eligible Early Termination, but was not entitled to participate in the long-term incentive or equity-based compensation programs in fiscal 2012 or thereafter. An "Eligible Early Termination" means a termination of Mr. Bregard before November 30, 2012 either (i) at the request or upon the initiation of Aerojet other than for Cause as defined in the Retention Agreement, (ii) due to the death or disability as defined in the Retention Agreement of Mr. Bregard, or (iii) at the request or initiation of Mr. Bregard in the event that (A) he was no longer a direct report to Scott J. Seymour, or (B) an individual other than Mr. Seymour or Mr. Bregard was elected or appointed to act as President of Aerojet and, in either case, Mr. Bregard suffered a significant change or diminution in his duties and responsibilities. The terms of this agreement were met and Mr. Bregard was paid $265,364 on December 13, 2012. On February 12, 2013, the Retention Agreement was amended to provide that Mr. Bregard will receive a payment of $200,000 if he remains with Aerojet through at least May 31, 2013.

The Company has entered into indemnification agreements with each of its Directors and the Named Executive Officers with the exception of Mr. Bregard and Mr. Boley pursuant to which the Company is required to defend and indemnify such individuals if or when they are party or threatened to be made a party to any action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a Director and/or Named Executive Officer of the Company or any of its subsidiaries.

Potential Payments upon Termination of Employment or Change in Control

Termination Benefits for Scott J. Seymour

According to the employment agreement entered into between the Company and Mr. Seymour as discussed in the section above, in the event that the Company terminates Mr. Seymour's employment for Cause or Mr. Seymour resigns other than for Good Reason (as such terms are defined in his employment agreement), the Company's obligations will generally be limited to paying Mr. Seymour his annual base salary through the termination date. If Mr. Seymour's employment is terminated at his or the Company's election at any time due to his death or disability, or for reasons other than Cause or Voluntary Resignation (as defined in his employment agreement), Mr. Seymour will be entitled to receive severance payments and benefits equal to the following, subject to certain limitations: (i) one year of his annual base salary paid in installments; (ii) an incentive payment based upon the amount of the previous year's incentive, prorated based on the number of months of the year that Mr. Seymour worked for the Company prior to the termination paid in a lump sum; (iii) immediate vesting of any shares of the Company's restricted common stock and options that are scheduled to vest within one year of the date of termination of employment and (iv) incentives earned but unpaid with respect to the fiscal year ending on or preceding the date of termination pursuant to the Company's Annual Incentive Plan.

Also under this employment agreement for a termination in connection with a change in control in which Mr. Seymour's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control, Mr. Seymour will be entitled to receive a severance payment and benefits as follows: (i) a lump sum payment equal to two times the sum of his base salary plus the target incentive amount for the year in which the termination takes place; (ii) immediate full vesting of outstanding restricted shares and options; (iii) and payment of any accrued incentive through the date of termination.

Mr. Seymour's employment agreement has a five year term beginning January 6, 2010.

Termination Benefits for Other Named Executive Officers

The Company does not have a severance plan in place for the Named Executive Officers with the exception of Mr. Seymour discussed above. The Company does have a policy for a reduction in force, pursuant to which Ms. Redd and Messrs. Boley, Bregard, and Cambria as well as all other employees of the Company, would receive one week's pay for each full or partial year of service with a minimum of two weeks' pay and a maximum of 26 weeks' pay. The policy also provides for health benefits and life insurance coverage for three months. Four weeks of additional pay and eligibility to participate in medical and dental coverage for an additional three months may be granted if a release is executed.

Treatment of Equity Awards

Equity awards made to employees including the Named Executive Officers generally provide for the immediate accelerated vesting of the award, including stock options, performance-based stock options, SARs, time-based restricted stock and performance-based restricted stock (regardless of whether or not the performance target is ultimately met) upon a change in control of the Company regardless of whether a termination occurs.

Estimated Cost of Termination Benefits

The amounts of estimated incremental compensation and benefits payable to the Named Executive Officers assuming a qualifying termination of employment as of November 30, 2012, are shown in the following table.

Name	Cash Severance
Scott J. Seymour Termination without Cause	$ 2,652,500
Scott J. Seymour Termination with Change in Control	3,817,500
Kathleen E. Redd	—
Warren M. Boley, Jr.	—
Richard W. Bregard	—
Christopher C. Cambria	—

As of November 30, 2012, there are no other scenarios other than what is discussed in this section in which a Named Executive Officer would get benefits above and beyond normal employee policy.

Security Ownership of Certain Beneficial Owners

The Company believes that the following table is an accurate representation of beneficial owners of more than 5% of the 60,556,327 shares of the Common Stock outstanding as of January 31, 2013. The table is based on reports of Schedule 13D and Schedule 13G filed with the SEC on or prior to February 13, 2013.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580	8,575,486[(1)]	14.2%
Marcato Capital Management LLC 235 Pine Street, Suite 1650 San Francisco, CA 94104	5,681,571[(2)]	9.4%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,764,991[(3)]	7.9%
Steel Partners Holdings L.P. 590 Madison Avenue 32nd Floor New York, NY 10022	4,065,737[(4)]	6.7%
GenCorp Retirement Savings Plans c/o Fidelity Management Trust Company 82 Devonshire Street Boston, MA 02109	3,204,262[(5)]	5.3%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	3,122,498[(6)]	5.2%

(1) Includes shares beneficially owned by Mario J. Gabelli and various affiliated entities, including Gabelli Funds, LLC, GAMCO Asset Management Inc., Teton Advisors, Inc., GGCP, Inc., and GAMCO Investors, Inc. Gabelli Funds, LLC reported sole voting power and sole dispositive power with respect to 3,112,073 shares. GAMCO Asset Management Inc. reported sole voting power with respect to 4,575,213 shares and sole dispositive power with respect to 4,668,213 shares. Teton Advisors, Inc. reported sole voting power and sole dispositive power with respect to 775,200 shares. GGCP, Inc. reported sole voting power and sole dispositive power with respect to 20,000 shares. GAMCO Investors, Inc. reported sole voting power and sole dispositive power with respect to

0 shares. Includes 622,140 shares with respect to which the reporting persons have the right to acquire beneficial ownership upon conversion of the Company's 4 1/16% and 2 1/4% convertible subordinated debentures. All of the foregoing information is according to Amendment No. 49 to a Schedule 13D dated October 26, 2010 and filed with the SEC on October 26, 2010.

(2) Marcato Capital Management LLC and Richard T. McGuire III reported shared voting power and shared dispositive power with respect to 5,681,571 shares. Mr. McGuire is the managing member of Marcato Capital Management LLC. The foregoing information is according to a Schedule 13G dated February 14, 2012 and filed with the SEC on February 14, 2012.

(3) BlackRock, Inc. reported sole voting power and sole dispositive power with respect to the 4,764,991 shares. The foregoing information is according to Amendment No. 3 to a Schedule 13G dated February 4, 2013 and filed with the SEC on February 8, 2013.

(4) Consists of shares owned directly by SPH Group Holdings LLC ("SPHG Holdings"). Steel Partners Holdings L.P. ("Steel Holdings") owns 99% of the membership interests of SPH Group LLC ("SPHG"). SPHG is the sole member of SPHG Holdings. Steel Partners Holdings GP Inc. ("Steel Partners GP") is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the shares owned directly by SPHG Holdings. Each of the foregoing may be deemed to have shared voting and dispositive power with respect to such shares. All of the foregoing information is according to Amendment No. 21 to a Schedule 13D dated January 3, 2012 and filed with the SEC on January 3, 2012.

(5) Shares held as of December 31, 2012 by Fidelity Management Trust Company, the Trustee for the GenCorp Retirement Savings Plan.

(6) The Vanguard Group, Inc. reported sole voting power with respect to 95,705 shares, sole dispositive power with respect to 3,030,393 shares and shared dispositive power with respect to 92,105 shares. The foregoing information is according to a Schedule 13G dated February 7, 2013 and filed with the SEC on February 13, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Directors and certain officers and persons who own more than 10% of the outstanding Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. The SEC also requires such persons to furnish the Company with copies of the Forms 3, 4 and 5 they file. Based solely on our review of the copies of such forms that the Company has received, the Company believes that all of its Directors, executive officers and greater than 10% beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal year 2012.

PROPOSAL 2
2013 EMPLOYEE STOCK PURCHASE PLAN

On February 14, 2013, the Board, upon the recommendation and approval of the Organization & Compensation Committee adopted the GenCorp Inc. 2013 Employee Stock Purchase Plan (the "2013 ESPP") and reserved 1,500,000 shares of GenCorp common stock for issuance thereunder. The 2013 ESPP will be effective January 1, 2014, subject to shareholder approval within 12 months of Board approval.

The Company's shareholders are being asked to approve the 2013 ESPP and the Board's reservation of shares under the 2013 ESPP for the purpose of qualifying such shares for special tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

Summary of the 2013 ESPP

The principal features of the 2013 ESPP are summarized below. The following summary of the 2013 ESPP does not purport to be a complete description of all of the provisions of the 2013 ESPP. It is qualified in its entirety by reference to the complete text of the 2013 ESPP, which has been filed with the SEC as Exhibit A to this proxy statement. Any shareholder who wishes to obtain a copy of the 2013 ESPP may do so upon written request to the Secretary at the Company's principal executive offices.

General. The purpose of the 2013 ESPP is to provide employees of the Company and its designated subsidiaries and affiliates with an opportunity to purchase the Company's common stock and, therefore, to have an additional incentive to contribute to the prosperity of the Company.

Administration. The 2013 ESPP is administered by a committee (the "Committee") appointed by the Board, which will initially be the Benefits Management Committee. The Committee has full power to interpret the 2013 ESPP, and the decisions of the Board and the Committee are final and binding upon all participants.

Eligibility. Any employee of the Company or any Company subsidiary or affiliate designated by the Committee who is regularly employed for at least 20 hours per week and more than five months in a calendar year on an Entry Date (as defined below) is eligible to participate in the 2013 ESPP during the Offering Period (as defined below) beginning on that Entry Date, subject to administrative rules established by the Committee. However, no employee is eligible to participate in the 2013 ESPP to the extent that, immediately after the grant, that employee would have owned 5% of either the voting power or the value of the Company's common stock, and no employee's rights to purchase the Company's common stock pursuant to the 2013 ESPP may accrue at a rate that exceeds $25,000 per calendar year. Eligible employees become participants in the 2013 ESPP by filing with the Company an enrollment agreement authorizing payroll deductions on a date set by the Committee prior to the applicable Entry Date. As of January 31, 2013, approximately 3,400 employees of the Company and our subsidiaries and affiliates would be eligible to participate in the 2013 ESPP.

Participation in an Offering. The 2013 ESPP is implemented by offering periods lasting for six months (an "Offering Period"). If shareholders approve the 2013 ESPP, the first six-month Offering Period will begin on January 1, 2014. Common stock is purchased under the 2013 ESPP every six months on the last trading day of each Offering Period (a "Purchase Date"), unless the participant becomes ineligible, withdraws or terminates employment earlier. The Entry Date is the first trading day of the Offering Period. To participate in the 2013 ESPP, each eligible employee must authorize contributions pursuant to the 2013 ESPP, which will generally be collected through payroll deductions. Such payroll deductions may not exceed 10% of a participant's eligible compensation and are also subject to the limitations discussed above. A participant may increase or decrease his or her rate of contribution through payroll deductions at any time, but at no time may such rate of contribution exceed 10%. Each participant who has elected to participate is automatically granted an option to purchase shares of common stock on his or her Entry Date. The option expires at the end of the Offering Period, upon termination of employment, or if the employee becomes ineligible, whichever is earlier, but is exercised at the end of each Offering Period to the extent of the contributions accumulated during such Offering Period. The number of shares that may be purchased by an employee in any Offering Period, subject to the limitations discussed above, may not exceed 500 shares of common stock.

Purchase Price; Shares Purchased. Shares of common stock may be purchased under the 2013 ESPP at a price not less than 85% of the fair market value of the common stock on the last trading day of the Offering Period; however, the Committee has the discretion to adjust the purchase price in the future so long as it is not less than 85% of the fair market value of the common stock on the last trading day of the Offering Period. The shares shall be retained for a thirty (30) day period of time or such longer period of time as may be required by the Committee. The Committee may establish other procedures to permit tracking of disqualifying dispositions of such shares. On January 31, 2013, the closing price per share of the Company's common stock was $10.73. The number of whole shares of the Company's common stock a participant purchases in each Offering Period is determined by dividing the total amount of the participant's contributions during that Offering Period by the purchase price, subject to the 500 share limit.

Termination of Employment. Termination of a participant's employment for any reason, including death, immediately cancels his or her option and participation in the 2013 ESPP. In such event, the contributions credited to the participant's account will be returned without interest to him or her or, in the case of death, to the person or persons entitled to those contributions.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. In the event that the Company's common stock is changed by reason of any stock split, stock dividend, combination, recapitalization or other similar changes in the Company's capital structure effected without the receipt of consideration, appropriate proportional adjustments may be made in the number of shares of stock subject to the 2013 ESPP, the number of shares of stock to be purchased pursuant to an option and the price per share of common stock covered by an option. Any such adjustment will be made by the Board, whose determination shall be conclusive and binding. In the event of a proposed sale of all or substantially all of the assets of the Company or the merger or consolidation of the Company with another company, the Board may determine that each option will be assumed by, or an equivalent option substituted by, the successor company or its affiliates, that the Purchase Date will be accelerated, or that all outstanding options will terminate and accumulated payroll deductions will be refunded.

Amendment and Termination of the Plan. The Board may, in its sole discretion, insofar as permitted by law, terminate or suspend the 2013 ESPP, or revise or amend it in any respect whatsoever, provided that the 2013 ESPP may not be amended in any way that would cause the 2013 ESPP, if such amendment were not approved by the Company's shareholders, to fail to comply with (i) the requirements for employee stock purchase plans under Section 423 of the Code (except as may relate to a Non-423 Plan) or (ii) any other requirement of applicable law or regulation, unless and until shareholder approval is obtained. The 2013 ESPP will continue until January 1, 2024, unless otherwise terminated by the Board.

Withdrawal. Generally, a participant may withdraw from the 2013 ESPP during an Offering Period prior to the change enrollment deadline established by the Committee. The Committee may establish rules limiting the frequency with which participants may withdraw and re-enroll in the plan and may establish a waiting period for participants wishing to re-enroll.

New Plan Benefits. Because benefits under the 2013 ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the 2013 ESPP is approved by the shareholders. Non-employee directors are not eligible to participate in the 2013 ESPP.

U.S. Federal Income Tax Consequences

If the Company's shareholders approve this proposal, the 2013 ESPP, and the right of participants to make purchases thereunder, should qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the 2013 ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two years from the applicable Entry Date and more than one year from the date of transfer of the shares to the participant, then the participant generally will recognize ordinary income measured as the lesser of (i) the excess of the amount received upon such sale or disposition over the purchase price, or (ii) an amount equal to the difference between the purchase price and fair market value of the shares as of the Entry Date. Any additional gain should be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of this holding period, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent ordinary income is recognized by participants upon a sale or disposition of shares prior to the expiration of the holding period(s) described above. In all other cases, no deduction is allowed to the Company.

The foregoing is only a summary of the effect of U.S. federal income taxation upon participants and the Company with respect to the 2013 ESPP based on the U.S. Federal income tax laws in effect as of the date of this proxy statement. It is not intended to be exhaustive and does not discuss the tax consequences arising in the context of the employee's death or the income tax laws of any municipality, state or foreign country in which the employee's income or gain may be taxable or the gift, estate, or any tax law other than U.S. federal income tax law. Because individual circumstances may vary, the Company advises all recipients to consult their own tax advisor concerning the tax implications of participation in the 2013 ESPP.

Registration with the SEC

We intend to file a registration statement on Form S-8 relating to the issuance of common stock under the 2013 ESPP with the SEC pursuant to the Securities Act of 1933, as amended, as soon as practicable if the 2013 ESPP is approved by our shareholders.

Vote Required and Board Recommendation

The affirmative vote of the holders of at least a majority of the votes cast at the Annual Meeting is necessary to approve this proposal. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote.

The Board unanimously recommends a vote FOR the approval of the GenCorp 2013 Employee Stock Purchase Plan.

PROPOSAL 3
ADVISORY VOTE ON GENCORP'S EXECUTIVE COMPENSATION PROGRAM

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Company is providing its shareholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in the Compensation Discussion and Analysis, the Company's executive compensation program is designed to support our business goals and promote both short-term and long-term growth and directly link pay to performance. The compensation program for executive officers has historically consisted of the following principal elements: short-term compensation, including base salaries and annual cash incentive awards; long-term compensation equity incentive awards, including restricted stock, stock options and cash-settled SARs; and in-service and post-retirement/employment benefits.

We are asking shareholders to indicate their support for the compensation of the executive officers named in the "Summary Compensation Table" included in this Proxy Statement (referred to as the "Named Executive Officers"). This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on the Named Executive Officers' compensation. Accordingly, we will ask shareholders to vote "FOR" the following resolution at the Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Organization & Compensation Committee or our Board of Directors. The Board of Directors and the Organization & Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Organization & Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board.

The Board unanimously recommends a vote FOR the advisory approval of GenCorp's Executive Compensation Program.

PROPOSAL 4
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed PwC, an independent registered public accounting firm, to serve as the Company's independent auditors for fiscal year 2013. The Audit Committee is submitting Proposal 4 to shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of the independent auditors, whether or not the Company's shareholders ratify the appointment.

Representatives of PwC are expected to be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so and respond to appropriate questions.

The affirmative vote of the holders of at least a majority of the votes cast at the Annual Meeting is necessary to approve Proposal 4, the ratification of the appointment of the Company's independent auditors. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote on Proposal 4. The persons named in the accompanying form of proxy intend to vote such proxies to ratify the appointment of PwC unless a contrary choice is indicated.

The Board unanimously recommends a vote FOR the ratification of the appointment of PwC as the Company's independent auditors for fiscal year 2013.

Audit Fees

Audit fees billed for professional services rendered by them for the audit of the Company's annual financial statements, the review of financial statements included in the Company's quarterly reports on Form 10-Q, or services that are normally provided in connection with statutory audits were:

	Fiscal Year Ended	
	2012	2011
	In Thousands	
Audit fees	$2,898	$2,747

Audit-Related Fees

Audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, and are not reported under "Audit Fees" above were:

	Fiscal Year Ended	
	2012	2011
	In Thousands	
Audit-related fees	$309	$50

Audit-related fees consisted of services relating to a potential business acquisition and the financing thereof.

Tax Fees

Tax fees billed for professional services rendered by them for tax compliance, tax advice and tax planning were:

	Fiscal Year Ended	
	2012	2011
	In Thousands	
Tax fees	$19	$36

All Other Fees

All other fees billed for products and services provided by them, other than those reported under "Audit Fees," "Audit-Related Fees" and "Tax Fees," were:

	Fiscal Year Ended	
	2012	2011
	In Thousands	
All other fees	$237	$50

Audit fees relating to audits of the Company's Pension Plan and Retirement Savings Plan (the "Plans") are not included in the above amounts as they are paid out of the assets of the Plans.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Company's Independent Auditors

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditors.

Prior to engagement of the independent auditors for the next year's audit, management will submit an aggregate of services expected to be rendered during the year for Audit, Audit-Related, Tax and Other Fees for approval. Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year by category of service. During the fiscal year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditors.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. None of the services described above was approved by the Audit Committee under the *de minimus* exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Other Business

As of the time this Proxy Statement was printed, the Company was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but, if other matters do properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of proxy pursuant to discretionary authority conferred thereby, to vote the proxy in accordance with their best judgment on such matters.

Submission of Shareholder Proposals

Shareholders who intend to have their proposals considered for inclusion in the Company's proxy materials related to the 2014 annual meeting of shareholders must submit their proposals to the Company no later than October 18, 2013. Shareholders who intend to present a proposal at the 2014 annual meeting of shareholders without inclusion of that proposal in the Company's proxy materials are required to provide notice of their proposal to the Company no later than January 1, 2014. The Company's Proxy Statement for the 2014 annual meeting of shareholders will grant authority to the persons named in the proxy card to exercise their voting discretion with respect to any proposal of which the Company does not receive notice by January 1, 2014. All proposals for inclusion in the Company's proxy materials and notices of proposals should be sent to Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, CA 95742.

It is important that proxies be voted promptly; therefore, shareholders who do not expect to attend in person are urged to vote by either (a) using the toll-free telephone number shown on your proxy card, (b) casting your vote electronically at the web site listed on your proxy card, or (c) if you have requested a full set of proxy materials to be sent to you, completing, signing, dating and promptly returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.

By Order of the Board of Directors,

/s/ KATHLEEN E. REDD
Vice President,
Chief Financial Officer
and Assistant Secretary

February 15, 2013

EXHIBIT A

GENCORP INC.
2013 EMPLOYEE STOCK PURCHASE PLAN

1 PURPOSE.

The purpose of this Plan is to provide an opportunity for Employees of GenCorp Inc. (the "Corporation") and its Designated Affiliates to purchase Common Stock of the Corporation and thereby to have an additional incentive to contribute to the prosperity of the Corporation. It is the intention of the Corporation that the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended, although the Corporation makes no undertaking nor representation to maintain such qualification. In addition, this Plan document authorizes the grant of options under a non-423 Plan which do not qualify under Section 423 of the Code pursuant to rules, procedures or sub-plans adopted by the Board (or its designate) designed to achieve desired tax or other objectives.

2 DEFINITIONS.

(a) **"Affiliate"** shall mean any (i) Subsidiary and (ii) any other entity other than the Corporation in an unbroken chain of entities beginning with the Corporation if, at the time of the granting of the option, each of the entities, other than the last entity in the unbroken chain, owns or controls 50 percent or more of the total ownership interest in one of the other entities in such chain.

(b) **"Board"** shall mean the Board of Directors of the Corporation.

(c) **"Code"** shall mean the Internal Revenue Code of 1986, of the USA, as amended. Any reference to a section of the Code herein shall be a reference to any successor or amended section of the Code.

(d) **"Code Section 423 Plan"** shall mean an employee stock purchase plan which is designed to meet the requirements set forth in Code Section 423.

(e) **"Committee"** shall mean the committee appointed by the Board in accordance with Section 14 of the Plan.

(f) **"Common Stock"** shall mean the Common Stock of the Corporation, or any stock into which such Common Stock may be converted.

(g) **"Compensation"** shall mean an Employee's base cash compensation, commissions and shift premiums paid on account of personal services rendered by the Employee to the Corporation or a Designated Affiliate, but shall exclude payments for overtime, incentive compensation, incentive payments and bonuses, with any modifications determined by the Committee. The Committee shall have the authority to determine and approve all forms of pay to be included in the definition of Compensation and may change the definition on a prospective basis.

(h) **"Contributions"** shall mean the payroll deductions (to the extent permitted under applicable local law) and other additional payments that the Corporation may allow to be made by a Participant to fund the exercise of options granted pursuant to the Plan if payroll deductions are not permitted under applicable local law.

(i) **"Corporation"** shall mean GenCorp Inc., an Ohio corporation.

(j) **"Designated Affiliate"** shall mean an Affiliate that has been designated by the Committee as eligible to participate in the Plan with respect to its Employees. In the event the Designated Affiliate is not a Subsidiary, it shall be designated for participation in the Non-423 Plan.

(k) **"Employee"** shall mean an individual classified as an employee (within the meaning of Code Section 3401(c) and the regulations thereunder or as otherwise determined under applicable local law) by the Corporation or a Designated Affiliate on the Corporation's or such Designated Affiliate's payroll records during the relevant participation period. Employees shall not include individuals whose customary employment is for not more than five (5) months in any calendar year (except those Employees in such category the exclusion of whom is not permitted under applicable local law) or individuals classified as independent contractors.

(l) **"Entry Date"** shall mean the first Trading Day of the Offering Period.

(m) **"Fair Market Value"** shall be the closing sales price for the Common Stock (or the closing bid, if no sales were reported) as quoted on the New York Stock Exchange on the date of determination if that date is a Trading Day, or if the date of determination is not a Trading Day, the last market Trading Day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable.

(n) **"Non-423 Plan"** shall mean an employee stock purchase plan which does not meet the requirements set forth in Code Section 423.

(o) **"Offering Period"** shall mean the period of six (6) months during which an option granted pursuant to the Plan may be exercised, commencing on the first Trading Day on or after January 1 and July 1, respectively. The duration and timing of Offering Periods may be changed or modified by the Committee.

(p) **"Participant"** shall mean a participant in the Plan as described in Section 5 of the Plan.

(q) **"Plan"** shall mean this Employee Stock Purchase Plan which includes: (i) a Code Section 423 Plan and (ii) a Non-423 Plan.

(r) **"Purchase Date"** shall mean the last Trading Day of each Offering Period.

(s) **"Purchase Price"** shall mean 85% of the Fair Market Value of a share of Common Stock on the Purchase Date; provided however, that the Purchase Price may be adjusted by the Committee pursuant to Section 7.4.

(t) **"Shareowner"** shall mean a record holder of shares entitled to vote shares of Common Stock under the Corporation's Code of Regulations.

(u) **"Subsidiary"** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, as described in Code Section 424(f).

(v) **"Trading Day"** shall mean a day on which U.S. national stock exchanges and the national market system are open for trading.

3 ELIGIBILITY.

Any Employee regularly employed on a full-time or part-time (20 hours or more per week on a regular schedule) basis, or on any other basis as determined by the Corporation (if required under applicable local law) for purposes of the Non-423 Plan or any separate offering under the Code Section 423 Plan, by the Corporation or by any Designated Affiliate on an Entry Date shall be eligible to participate in the Plan with respect to the Offering Period commencing on such Entry Date, provided that the Committee may establish administrative rules requiring that employment commence some minimum period (e.g., one pay period) prior to an Entry Date to be eligible to participate with respect to the Offering Period beginning on that Entry Date. The Committee may also determine that a designated group of highly compensated Employees are ineligible to participate in the Plan so long as the excluded category fits within the definition of "highly compensated employee" in Code Section 414(q). No Employee may participate in the Plan if immediately after an option is granted the Employee owns or is considered to own (within the meaning of Code Section 424(d)) shares of stock, including stock which the Employee may purchase by conversion of convertible securities or under outstanding options granted by the Corporation, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Corporation or of any of its Subsidiaries. All Employees who participate in the same offering under the Plan shall have the same rights and privileges under such offering, except for differences that may be needed to facilitate compliance with applicable local law, as determined by the Corporation and that are consistent with Code Section 423(b)(5); provided, however, that Employees participating in the Non-423 Plan by means of rules, procedures or sub-plans adopted pursuant to Section 15 need not have the same rights and privileges as Employees participating in the Code Section 423 Plan. The Board may impose restrictions on eligibility and participation of Employees who are officers and directors to facilitate compliance with federal or state securities laws or foreign laws.

If a Participant receives a hardship distribution from the Corporation's or a Designated Affiliate's qualified cash or deferred arrangement, such Participant shall cease participation in the Plan and shall be unable to resume participation in the Plan until the later of six months from the date of the hardship distribution or such later date as provided in the Corporation's or a Designated Affiliate's qualified cash or deferred arrangement.

4 OFFERING PERIODS.

The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 of each year, or on such other date as the Committee shall determine, and continuing thereafter for six (6) months or until terminated pursuant to Section 13 hereof. The Committee shall have the authority to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without Shareowner approval if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5 PARTICIPATION.

5.1 An Employee who is eligible to participate in the Plan in accordance with Section 3 may become a Participant by completing and submitting, on a date prescribed by the Committee prior to an applicable Entry Date, a completed payroll deduction authorization or, if applicable local law prohibits payroll deductions for the purpose of the Plan, other authorization stating the amount of Contributions to the Plan expressed as any whole percentage up to ten percent (10%) of the eligible Employee's Compensation and Plan enrollment form provided by the Corporation or by following an electronic or other enrollment process as prescribed by the Committee. Where applicable local law prohibits payroll deductions for the purpose of the Plan, the Corporation may permit a Participant to contribute amounts to the Plan through payment by cash, check or other means set forth in the Plan enrollment form prior to each Purchase Date of each Offering Period. An eligible Employee may authorize Contributions at the rate of any whole percentage of the Employee's Compensation, not to exceed ten percent (10%) of the Employee's Compensation. All payroll deductions may be held by the Corporation and commingled with its other corporate funds where administratively appropriate, except where applicable local law requires that Contributions to the Plan from Participants be segregated from the general corporate funds and/or deposited with an independent third party. No interest shall be paid or credited to the Participant with respect to such Contributions, unless required by local law. The Corporation shall maintain a separate bookkeeping account for each Participant under the Plan and the amount of each Participant's Contributions shall be credited to such account. A Participant may not make any additional payments into such account.

5.2 Under procedures established by the Committee, a Participant may withdraw from the Plan during an Offering Period, by completing and filing a new payroll deduction authorization or, if applicable local law prohibits payroll deductions for the purpose of the Plan, other Contribution authorization and Plan enrollment form with the Corporation or by following electronic or other procedures prescribed by the Committee, prior to the change enrollment deadline established by the Corporation. If a Participant withdraws from the Plan during an Offering Period, his or her accumulated Contributions will be refunded to the Participant without interest (unless required by local law). The Committee may, subject to the requirements applicable to qualified cash or deferred arrangements set forth in the last paragraph of Section 3 hereof, establish rules limiting the frequency with which Participants may withdraw and re-enroll in the Plan and may impose a waiting period on Participants wishing to re-enroll following withdrawal.

5.3 A Participant may change his or her rate of Contributions at any time by filing a new payroll deduction authorization or, if applicable local law prohibits payroll deductions for the purpose of the Plan, other authorization stating the amount of Contributions to the Plan expressed as any whole percentage up to ten percent (10%) of the eligible Employee's Compensation and Plan enrollment form or by following electronic or other procedures prescribed by the Committee. If a Participant has not followed such procedures to change the rate of Contributions, the rate of Contributions shall continue at the originally elected rate throughout the Offering Period and future Offering Periods. In accordance with Section 423(b)(8) of the Code, the Committee may reduce a Participant's Contributions to zero percent (0%) at any time during an Offering Period.

6 TERMINATION OF EMPLOYMENT.

In the event any Participant terminates employment with the Corporation or any of its Designated Affiliates for any reason (including death) prior to the expiration of an Offering Period, the Participant's participation in the Plan shall terminate and all amounts credited to the Participant's account shall be paid to the Participant or, in the case of death, to the Participant's heirs or estate, without interest. Whether a termination of employment has occurred shall be determined by the Committee (subject to any post-employment participation period required by law). The Committee may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among Designated Affiliates, Affiliates and the Corporation, and the Committee may establish termination-of-employment procedures for this Plan that are independent of similar rules established under other benefit plans of the Corporation and its Affiliates.

7 OFFERING.

7.1 Subject to adjustment as set forth in Section 10, the maximum number of shares of Common Stock that may be issued pursuant to the Plan shall be 1,500,000 shares. If, on a given Purchase Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Corporation shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

7.2 Each Offering Period shall be determined by the Committee. Unless otherwise determined by the Committee, the Plan will operate with successive six (6) month Offering Periods commencing at the beginning of each fiscal year half. The Committee shall have the power to change the duration of future Offering Periods, without Shareowner approval, and without regard to the expectations of any Participants.

7.3 Each eligible Employee who has elected to participate as provided in Section 5.1 shall be granted an option to purchase that number of shares of Common Stock (not to exceed 500 shares, subject to adjustment under Section 10 of the Plan) which may be purchased with the Contributions accumulated on behalf of such Employee during each Offering Period at the Purchase Price specified in Section 7.4 below, subject to the additional limitation that no Employee shall be granted an option to purchase Common Stock under the Plan and all employee stock purchase plans of the Corporation and its Subsidiaries intended to be Code Section 423 plans, at a rate which exceeds U.S. twenty-five thousand dollars (U.S. $25,000) of the Fair Market Value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time. Notwithstanding the foregoing, stock purchase under a Non-423 Plan shall not limit the amount that a Participant may purchase under Section 7.3. For purposes of the Plan, an option is "granted" on a Participant's Entry Date. An option will expire upon the earlier to occur of (i) the termination of a Participant's participation in the Plan; or (ii) the termination of an Offering Period. This section shall be interpreted so as to comply with Code Section 423(b)(8). To the extent permissible under Code Section 423 and the regulations thereunder, any amounts that remain in the Participant's Account because of a share limitation shall be carried over to the next Offering Period.

7.4 The Purchase Price under each option shall be a percentage (not less than eighty-five percent (85%)) established by the Committee ("Designated Percentage") of the Fair Market Value of the Common Stock on the Purchase Date on which the Common Stock is purchased. The Committee may change the Designated Percentage with respect to any future Offering Period, but not below eighty-five percent (85%), and the Committee may determine with respect to any prospective Offering Period that the option price shall be the Designated Percentage of the Fair Market Value of the Common Stock on the Purchase Date.

7.5 For purposes of the Code Section 423 Plan only, and unless the Committee otherwise determines, each Designated Affiliate shall be deemed to participate in a separate offering from the Corporation or any other Designated Affiliate, provided that the terms of participation within any such offering are the same for all Participants in such offering, as determined under Code Section 423.

8 PURCHASE OF STOCK.

Upon the expiration of each Offering Period, a Participant's option shall be exercised automatically for the purchase of that number of whole shares of Common Stock which the accumulated Contributions credited to the Participant's account at that time shall purchase at the applicable Purchase Price. Any amounts that remain in the Participant's Account shall be carried over to the next Offering Period. Notwithstanding the foregoing, the Corporation or its designee may make such provisions and take such action as it deems necessary or appropriate for the withholding of taxes and/or social insurance contributions which the Corporation or its Designated Affiliate is required or permitted by applicable law or regulation of any governmental authority to withhold. Each Participant, however, shall be responsible for payment of all individual tax and social insurance contribution liabilities arising under the Plan.

9 PAYMENT AND DELIVERY.

As soon as practicable after the exercise of an option, the Corporation shall deliver to the Participant a record of the Common Stock purchased and the balance of any amount of Contributions credited to the Participant's account not used for the purchase, except as specified below. The Committee may permit or require that shares be deposited directly with a broker designated by the Committee or to a designated agent of the Corporation, and the Committee may utilize electronic or automated methods of share transfer. The shares shall be retained with such broker or agent for a thirty (30) day period of time or such longer period of time as may be required by the Committee. The Committee may establish other procedures to permit tracking of disqualifying dispositions of such shares. The Corporation shall retain the amount of payroll deductions used to purchase Common Stock as full payment for the Common Stock and the Common Stock shall then be fully paid and non-assessable. Except as otherwise provided herein, no Participant shall have any voting, dividend, or other Shareowner rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 9.

10 RECAPITALIZATION.

If after the grant of an option, but prior to the purchase of Common Stock under the option, there is any increase or decrease in the number of outstanding shares of Common Stock because of a stock split, stock dividend, combination or recapitalization of shares subject to options, the number of shares to be purchased pursuant to an option, the price per share of Common Stock covered by an option and the maximum number of shares specified in Section 7.1 may be appropriately adjusted by the Board, and the Board shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

The Board's determinations under this Section 10 shall be conclusive and binding on all parties.

11 MERGER, LIQUIDATION, OTHER CORPORATION TRANSACTIONS.

In the event of the proposed liquidation or dissolution of the Corporation, the Offering Period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest (except as may be required by applicable local law, as determined by the Corporation) to the Participants.

In the event of a proposed sale of all or substantially all of the assets of the Corporation, or the merger or consolidation of the Corporation with or into another corporation, then in the sole discretion of the Board, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (2) a date established by the Board on or before the date of consummation of such merger, consolidation or sale shall be treated as a Purchase Date, and all outstanding options shall be exercised on such date, or (3) all outstanding options shall terminate and the accumulated Contributions will be refunded without interest to the Participants.

12 TRANSFERABILITY.

Options granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interests under the Plan, other than as set forth in Section 22 and as permitted by the Code, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 5.2.

13 AMENDMENT OR TERMINATION OF THE PLAN.

13.1 The Plan shall continue until January 1, 2024 unless otherwise terminated in accordance with Section 13.2.

13.2 The Board may, in its sole discretion, insofar as permitted by law, terminate or suspend the Plan, or revise or amend it in any respect whatsoever; provided that the Plan may not be amended in any way that would cause the Plan, if such amendment were not approved by the Corporation's shareholders, to fail to comply with (i) the requirements for employee stock purchase plans under Section 423 of the Code (except as may relate to a Non-423 Plan) or (ii) any other requirement of applicable law or regulation, unless and until shareholder approval is obtained.

14 ADMINISTRATION.

The Board shall appoint a Committee consisting of at least two members who will serve for such period of time as the Board may specify and whom the Board may remove at any time. The Committee will have the authority and responsibility for the day-to-day administration of the Plan, the authority and responsibility specifically provided in this Plan and any additional duty, responsibility and authority delegated to the Committee by the Board, which may include any of the functions assigned to the Board in this Plan. The Committee may delegate to one or more individuals the day-to-day administration of the Plan. The Committee shall have full power and authority to promulgate any rules and regulations which it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Board and the Committee shall be final and binding upon all participants. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting of the Committee duly held. The Corporation shall pay all expenses incurred in the administration of the Plan. No Board or Committee member shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

15 COMMITTEE RULES FOR FOREIGN JURISDICTIONS AND THE NON-423 PLAN.

15.1 The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of Contributions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local legal requirements.

15.2 The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations, which rules, procedures or sub-plans may be designed to be outside the scope of Code Section 423. The terms of such rules, procedures or sub-plans may take precedence over other provisions of this Plan, with the exception of Section 7.1, but unless otherwise expressly superseded by the terms of such rule, procedure or sub-plan, the provisions of this Plan shall govern the operation of the Plan. To the extent inconsistent with the requirements of Code Section 423, such rules, procedures or sub-plans shall be considered part of the Non-423 Plan, and the options granted thereunder shall not be considered to comply with Section 423.

16 SECURITIES LAWS REQUIREMENTS.

The Corporation shall not be under any obligation to issue Common Stock upon the exercise of any option unless and until the Corporation has determined that: (i) it and the Participant have taken all actions required to register the Common Stock under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any stock exchange on which the Common Stock is listed has been satisfied; and (iii) all other applicable provisions of state, federal and applicable foreign law have been satisfied.

17 GOVERNMENTAL REGULATIONS.

This Plan and the Corporation's obligation to sell and deliver shares of its stock under the Plan shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of stock hereunder.

18 NO ENLARGEMENT OF EMPLOYEE RIGHTS.

Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ or service of the Corporation or any Designated Affiliate or to interfere with the right of the Corporation or Designated Affiliate to discharge any Employee at any time.

19 GOVERNING LAW.

This Plan shall be governed by the laws of the State of Ohio, U.S.A., without regard to that State's choice of law rules.

20 EFFECTIVE DATE.

This Plan shall be effective January 1, 2014, subject to approval of the Shareowners of the Corporation within 12 months before or after its adoption by the Board.

21 REPORTS.

Individual accounts shall be maintained for each Participant in the Plan. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of Contributions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any. The Committee shall also file the appropriate reports with the IRS required under Code Section 6039(a) and provide the statements to Participants required under Code Section 6039(b).

22 DESIGNATION OF BENEFICIARY FOR OWNED SHARES.

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Corporation during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on March 27, 2013

GENCORP INC.

GENCORP

GENCORP INC.
REBECCA A. BAUER
P.O. BOX 537012
SACRAMENTO, CA 95853-7012

Meeting Information

Meeting Type: Annual Meeting
For holders as of: January 31, 2013
Date: March 27, 2013 **Time:** 9:00 AM EDT
Location: Omni Berkshire Place
21 East 52nd Street
New York, NY 10022

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Annual Report 10-K Wrap

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before March 13, 2013 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees

01 Thomas A. Corcoran 02 James R. Henderson 03 Warren G. Lichtenstein 04 David A. Lorber 05 Merrill A. McPeak
06 James H. Perry 07 Scott J. Seymour 08 Martin Turchin

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

2. To consider and approve the 2013 Employee Stock Purchase Plan.

3. To consider and approve an advisory resolution regarding the compensation of GenCorp's Named Executive Officers.

4. To ratify the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2013.

NOTE: To consider and act on such other business as may properly be brought before the meeting or any adjournments or postponements thereof.





GENCORP INC.
REBECCA A. BAUER
P.O. BOX 537012
SACRAMENTO, CA 95853-7012

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Thomas A. Corcoran 02 James R. Henderson 03 Warren G. Lichtenstein 04 David A. Lorber 05 Merrill A. McPeak
06 James H. Perry 07 Scott J. Seymour 08 Martin Turchin

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

	For	Against	Abstain
2. To consider and approve the 2013 Employee Stock Purchase Plan.	☐	☐	☐
3. To consider and approve an advisory resolution regarding the compensation of GenCorp's Named Executive Officers.	☐	☐	☐
4. To ratify the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2013.	☐	☐	☐

NOTE: To consider and act on such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report 10-K Wrap is/are available at www.proxyvote.com .

GENCORP INC.
PROXY FOR HOLDERS OF COMMON STOCK
SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Kathleen E. Redd and Christopher C. Cambria, and each of them, his or her proxy, with the power of substitution, to vote all shares of Common Stock of GenCorp which the undersigned is entitled to vote at the annual meeting of shareholders to be held at the Omni Berkshire Place, 21 East 52nd Street, New York, New York on March 27, 2013 at 9:00 a.m. local time, and at any adjournments or postponements thereof, and appoints the proxyholders to vote as directed below and in accordance with their sole judgment on matters incident to the conduct of the meeting and on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER. IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL OF THE BOARD'S NOMINEES IN PROPOSAL 1; FOR PROPOSALS 2, 3 AND 4, AND IN ACCORDANCE WITH THE PROXYHOLDERS' SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

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